ITEM 1: TITLE PAGE

PLATINUM GROUP METALS (RSA) (PTY) LTD

REPUBLIC OF SOUTH AFRICA REGISTERED COMPANY

REGISTRATION NUMBER: 2000/025984/07

A WHOLLY-OWNED SUBSIDIARY OF

PLATINUM GROUP METALS LIMITED

TSX – PTM; AMEX - PLG

AN INDEPENDENT TECHNICAL REPORT

ON PROJECT AREAS 1 AND 1A

 OF THE WESTERN BUSHVELD JOINT VENTURE (WBJV)

LOCATED ON THE WESTERN LIMB OF THE BUSHVELD IGNEOUS COMPLEX, SOUTH AFRICA

Western Bushveld Joint Venture

AN INDEPENDENT TECHNICAL REPORT ON THE MINERAL RESOURCE ESTIMATION FOR PROJECT AREAS 1 & 1A; A PORTION OF THE

WESTERN BUSHVELD JOINT VENTURE FORMING PART OF A NOTARIALLY EXECUTED JOINT VENTURE PROJECT

AGREED ON BETWEEN

PLATINUM GROUP METALS (RSA) (PTY) LTD, PLATINUM GROUP METALS LTD, RUSTENBURG PLATINUM MINES LTD AND AFRICA WIDE MINERAL PROSPECTING AND EXPLORATION (PTY) LTD

CJ MULLER (SACNASP 400201/04)

MINXCON (PTY) LTD

ROODEPOORT, GAUTENG, REPUBLIC OF SOUTH AFRICA

Report Date: 20 November 2009

Effective Date: 8 October 2009

IMPORTANT NOTICE

This report includes results for Mineral Resources announced by Platinum Group Metals Ltd on 8 October 2009 (news release filed with SEDAR). The report communicates the updated Mineral Resource estimate for the Project 1 and 1A areas of the WBJV. The reader is warned that Mineral Resources that are not Mineral Reserves are not regarded as demonstrably viable.

Inferred Resources are reported, as well as Measured and Indicated Mineral Resources. The United States Securities and Exchange Commission does not recognise the reporting of Inferred Mineral Resources. These Resources are reported under the Canadian National Instrument 43-101 reporting code, but there is a great deal of uncertainty regarding their existence and economic and legal feasibility. Investors are therefore warned against the risk of assuming that all or any part of Inferred Resources will ever be upgraded to a higher category. Under Canadian regulations, estimates of Inferred Mineral Resources may not form the sole basis of Feasibility or Pre-Feasibility studies. INVESTORS IN THE USA AND ELSEWHERE ARE CAUTIONED AGAINST ASSUMING THAT PART OR ALL OF AN INFERRED RESOURCE EXISTS, OR IS ECONOMICALLY OR LEGALLY MINEABLE.

We further advise US investors and all other investors that while the terms “Measured Resources” and “Indicated Resources” are recognised and required by Canadian regulations, the US Securities and Exchange Commission does not recognise these either. US INVESTORS ARE CAUTIONED NOT TO ASSUME THAT ANY PART OF OR ALL OF MINERAL DEPOSITS IN THESE CATEGORIES WILL EVER BE CONVERTED INTO MINERAL RESERVES.

The US Securities and Exchange Commission permits US mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. This report and other corporate releases contain information about adjacent properties on which the Company has no right to explore or mine. We advise US and all other investors that SEC mining guidelines strictly prohibit information of this type in documents filed with the SEC. US investors are warned that mineral deposits on adjacent properties are not indicative of mineral deposits on the Company’s properties.

QUALIFIED PERSON

Independent geological qualified person:

Mr Charles J Muller (B.Sc. (Hons) Pri. Sci. Nat. (Reg. No. 400201/04)

Minxcon (Pty) Ltd

Mining & Exploration Consultants

Postnet Suite No 47

Private Bag X5

Strubensvalley

1735

Gauteng

Republic of South Africa

Mobile: +27 83 230 8332

Phone: +27 11 958 2899

Fax: +27 11 958 2105

e-mail: charles@minxcon.co.za

Website: www.minxcon.co.za

OPERATING COMPANIES

Local operating company:

Platinum Group Metals (RSA) (Pty) Ltd

Technology House

Greenacres Office Park

Corner of Victory and Rustenburg Roads

Victory Park

Johannesburg

Republic of South Africa

Phone: +27 11 782 2186

Fax: +27 11 782 4338

e-mail: info@platinumgroupmetals.net

Parent and Canadian-resident company:

Platinum Group Metals Limited

Suite 328

550 Burrard Street

Vancouver, BC

Canada V6C 2B5

Phone: 091 604 899 5450

e-mail: info@platinumgroupmetals.net

Website: www.platinumgroupmetals.net

For technical reports and news releases filed with SEDAR, see www.sedar.com.

ITEM 2: SUMMARY

Item 2 (a): The Property and Terms of Reference

The Western Bushveld Joint Venture (WBJV) is owned 37% by Platinum Group Metals RSA (Pty) Ltd, (PTM) – a wholly-owned subsidiary of Platinum Group Metals Ltd (Canada), (PTML) – 37% by Rustenburg Platinum Mines Ltd, (RPM) – a subsidiary of Anglo Platinum Ltd, (AP) – and 26% by Wesizwe Platinum (Pty) Ltd, (Wesizwe). The joint venture is a notarial contract and managed by a committee representing all partners. PTM is the operator of the joint venture.

This Independent Technical Report complies with the Canadian National Instrument 43-101 Standards of Disclosure for Mineral Projects (NI 43-101) and the Mineral Resource classifications set out in the South African Code for the Reporting of Exploration Results, Mineral Resources and Mineral Reserves (2007) (the SAMREC Code).

The joint venture relates to properties on the farms Elandsfontein 102JQ, Onderstepoort 98JQ, Frischgewaagd 96JQ, Mimosa 81JQ and Koedoesfontein 94JQ, covering some 67 square kilometres (km2). This Independent Technical Report specifically contains details of the Project 1 and 1A areas (“the Project Area”), located largely on the farm Frischgewaagd 96JQ (Figure 2).

The Qualified Person (QP) for this Technical Report is Mr CJ Muller (Minxcon (Pty) Ltd). The QP has visited the WBJV Project Areas 1 and 1A site during 2008, with follow up site visits conducted by Mrs H King (Minxcon) during 2009, and detailed discussions were held with PTML and PTM technical personnel at the PTM offices in Johannesburg throughout 2009.

Item 2 (b): Location

The WBJV property is located on the south-western limb of the Bushveld Igneous Complex (BIC), 110km west-northwest of Pretoria and 120km from Johannesburg, South Africa. The Mineral Resources of the WBJV Project Areas 1 and 1A are located approximately 11km along strike from the active Merensky Reef (MR) mining face at the operating Bafokeng Rasimone Platinum Mine (BRPM). BRPM completed opencast mining on the Upper Group No. 2 chromitite layer (UG2) within 100m of the WBJV property boundary.

Item 2 (c): Ownership

The government of South Africa holds the Mineral Rights to the project properties under the Mineral and Petroleum Resources Development Act, No. 28 of 2002 (MPRDA). The Rights to the minerals are a combination of New Order Prospecting Rights held under the MPRDA and Old Order Permits held under previous legislation accompanied by filed applications for the conversion of these permits to New Order Prospecting Rights. All applications for conversion have been accepted and the execution of the New Order Rights are either in place or are approved and/or in progress. Project Areas 1 and 1A are held 100% by the WBJV.

In a news release dated 2 September 2008, and subsequently updated on 9 December 2008, PTM announced that it has agreed to a term sheet with AP and Wesizwe to consolidate and rationalize the WBJV. Under the terms PTM will have the right to acquire effective ownership of 74% of WBJV Projects 1 and 3 and Wesizwe will acquire 100% of Project 2 and 26% of Projects 1 and 3. The transactions will become effective upon fulfilment of certain conditions precedent and regulatory approvals including the approval of the DME, Republic of South Africa, for transfer of Mineral Rights in accordance with Section 11 of the MPRDA.

Item 2 (d): Geology

The WBJV property is partly situated in a layered igneous complex known as the BIC and its surrounding sedimentary footwall rocks. The BIC is unique and well known for its layering and continuity of economic horizons mined for platinum, palladium and other platinum group elements (PGEs), chrome and vanadium.

Item 2 (e): Mineralisation

The potential economic horizons in the WBJV Project Areas 1 and 1A are the MR and UG2 situated in the Critical Zone of the Rustenburg Layered Suite (RLS) of the BIC; these horizons are known for their continuity. The MR and UG2 are mined at the BRPM adjoining the WBJV property as well as on other contiguous platinum-mine properties. In general, the layered package dips at less than 20° and local variations in the reef attitude have been modelled. The MR and UG2, in the Project Areas 1 and 1A area, dip between 10° and 30°.

Item 2 (f): Exploration Concept

The MR has been considered for extraction over a diluted mining width of 1.33m (Measured Mineral Resources), 1.24m (Indicated Mineral Resources) and 1.06m (Inferred Mineral Resources) for the Project 1 & 1A areas. The UG2 has been considered for extraction over a diluted mining width of 1.34m (Measured Mineral Resources), 1.39m (Indicated Mineral Resources) and 0.83m (Inferred Mineral Resources) for the Project 1 area and over a diluted mining width of 1.39m (Indicated Mineral Resources) and 0.83m (Inferred Mineral Resources) for the Project 1A area. A grade content, expressed in centimetre grams per ton (cm.g/t), of 300cm.g/t was used as a Mineral Resource cut-off.

Measured Mineral Resource total 2.801million ounces (Moz), Indicated Mineral Resources total 5.361Moz and Inferred Mineral Resources total 0.047Moz of 4E (platinum, palladium, rhodium and gold) for Project Areas 1 and 1A. Mineral Resource estimates for Project Areas 1 and 1A are shown in the following tables:-

Independently estimated Mineral Resource base (100% WBJV Area)

Measured Mineral Resource (4E)	Cut-off (cm.g/t)	Tonnage (Mt)	Grade 4E (g/t)	Mining Width (m)	Content 4E (t)	Content 4E (Moz)
Project 1 MR	300	6.603	8.38	1.33	55.333	1.779
Project 1 UG2	300	7.464	4.26	1.34	31.797	1.022
Total Measured	300	14.067	6.19	1.34	87.130	2.801

Prill Splits	Pt	Pt (g/t)	Pd	Pd (g/t)	Rh	Rh (g/t)	Au	Au (g/t)
Project 1 MR	64%	5.36	27%	2.26	4%	0.34	5%	0.42
Project 1 UG2	63%	2.68	26%	1.11	10%	0.43	1%	0.04

Indicated Mineral Resource (4E)	Cut-off (cm.g/t)	Tonnage (Mt)	Grade 4E (g/t)	Mining Width (m)	Content 4E (t)	Content 4E (Moz)
Project 1 M& 1A R	300	11.183	7.25	1.24	81.077	2.607
Project 1 & 1A UG2	300	19.209	4.46	1.39	85.672	2.754
Total Indicated	300	30.392	5.49	1.34	166.749	5.361

Prill Splits	Pt	Pt (g/t)	Pd	Pd (g/t)	Rh	Rh (g/t)	Au	Au (g/t)
Project 1 MR	64%	4.46	27%	1.96	4%	0.29	5%	0.36
Project 1 UG2	63%	2.81	26%	1.16	10%	0.45	1%	0.04

Inferred Mineral Resource (4E)	Cut-off (cm.g/t)	Tonnage (Mt)	Grade 4E (g/t)	Mining Width (m)	Content 4E (t)	Content 4E (Moz)
Project 1 M& 1A R	300	0.154	8.96	1.06	1.380	0.044
Project 1 & 1A UG2	300	0.022	3.91	0.83	0.086	0.003
Total Inferred	300	0.176	8.33	1.03	1.466	0.047

Prill Splits	Pt	Pt (g/t)	Pd	Pd (g/t)	Rh	Rh (g/t)	Au	Au (g/t)
Project 1 MR	64%	5.73	27%	2.42	4%	0.36	5%	0.45
Project 1 UG2	63%	2.46	26%	1.02	10%	0.39	1%	0.04

Resource Statement:

MR = Merensky Reef; UG2 = Upper Group No. 2 chromitite seam; PGE = Platinum Group Elements. The cut-offs for Mineral Resources have been established by a qualified person after a review of potential operating costs and other factors. PTM owns 37% of the WBJV. The Mineral Resources stated above are shown on a 100% basis, that is, for the WBJV as a whole entity. The Inferred Mineral Resources have a large degree of uncertainty as to their existence and whether they can be mined economically or legally. It cannot be assumed that all or any part of the Inferred Resource will be upgraded to a higher confidence category. The current Mineral Resource model is based on available drill hole results over the history of the Project Areas, including drill holes results obtained in 2009. The data was received from PTM, from Mr W Visser who is regarded as the QP for the data. Mr Visser is not independent. The independent QP who constructed the Mineral Resource estimates is Mr CJ Muller, Director of Minxcon (Pty) Ltd, who is a National Instrument 43-101 Qualified Person, with professional registration with SACNASP (South Africa), and is responsible for the technical aspects of this report. The Mineral Resource estimate is based on a 2D computer block model with 4E estimated into 200X200X1 metre blocks using full reef width composite data. The drill hole data was composited with specific gravity. The grade models were constructed from simple kriged estimates. The MR was kriged over a minimum mining width of 0.80m and includes footwall mineralisation that is above 2g/t, within the first 60cm below the reef. The UG2 was kriged over a minimum mining width of 0.80m. The grade models were verified by visual and statistical methods and deemed to be globally unbiased. The blocks were classified into Measured, Indicated and Inferred Resource categories using the following and not limited thereto: sampling Quality Assurance and Quality Control, geological confidence, number of samples used to inform a block, kriging variance, distance to sample (variogram range), lower confidence limit, kriging efficiency, regression slope, etc. The Mineral Resource is reported as inclusive of Mineral Reserves. No environmental, permitting, legal, taxation, socio-political, marketing or other issues are expected to materially affect the above Mineral Resource estimate and hence have not been used to modify the Mineral Resource estimate. Conversion Factor used – kg to oz = 32.15076.

Item 2 (g): Status of Exploration

The database for Project 1 & 1A available for Mineral Resource estimation comprises 227 drill holes, numbered from W001 to WBJV200, as well as an additional 13 drill holes numbered WBJV201 to WBJV241. The total database also includes 35 Anglo Platinum (AP) drill holes to make the total database of 262 holes, of which the MR Mineral Resource estimate is based on 164 intercepts and the UG2 Mineral Resource estimate is based on 205 intercepts. Mineral Resource estimation is conducted using the kriging method of Resource estimation. In keeping with industry best practice in Mineral Resource estimation, allowance is made for known and expected geological losses. Total geological losses of 14% for the MR and 23% for the UG2 were applied to the area to accommodate for areas of potentially un-mineable structural and geological conditions, and this has been considered in the Mineral Resource estimate. This geological loss considers losses for faults, dykes, potholes and areas of iron replacement pegmatite. Structural loss estimates are based on drilling, field mapping and remote sense data, which includes a high resolution aeromagnetic survey.

Item 2 (h): Conclusions and Recommendations

The Project Area represents Measured, Indicated and Inferred Mineral Resources that could easily be brought to account. The definitions of the Mineral Resource classification are in accordance with the definitions stated in the SAMREC Code and the NI 43-101.

The MR and UG2 within the Project Areas were classified as Inferred, Indicted and Measured Mineral Resources, the average Specific Gravity (SG) values used for the MR is of 3.23t/m3 and 3.60t/m3 for the UG2. SG has been estimated based on SG values derived from the samples. The SG represents the mining width intersections and not solely the chromitite for the UG2 and the pyroxenitic material for the MR.

The Inferred Mineral Resources have a large degree of uncertainty as to their existence and economic viability. It cannot be assumed that all or any part of the Inferred Mineral Resource will be upgraded to a higher confidence category. The iron replacement bodies within the ore body has been domained out of the Mineral Resource estimate based on known and interpreted localities of such bodies. Based on data spatial localities the Mineral Resource estimate was computed from relatively large blocks, i.e. 200m X 200m X 1m blocks.

ITEM 3: INTRODUCTION

Item 3 (a): Terms of Reference

This report is compiled for Platinum Group Metals RSA (Pty) Ltd (PTM), a wholly owned subsidiary of Platinum Group Metals Ltd (Canada) (PTML) in terms of the Canadian National Instrument 43-101 Standards of Disclosure, Form 43 101F1 Technical Report and the Companion Policy 43 101CP (NI 43-101), which incorporates the Canadian Institute of Mining (CIM) Definition Standards on Mineral Resources and Minerals Reserves. The information and status of the project are disclosed in the prescribed manner. The report pertains to the Minerals Resources for the Project Areas 1 & 1 A, a portion of the Western Bushveld Joint Venture (WBJV).

Item 3 (b): Purpose of the Report

The intentions of the report are to:-

•

Inform investors and shareholders of the progress of the project; and

•

Make public and detail the Mineral Resource estimation for the project.

Item 3 (c): Sources of Information

The independent author and Qualified Person (QP) of this report has used the data provided by the representative and internal experts of PTM. This data is derived from historical records for the area as well as information currently compiled by the operating company, which is PTM. The PTM-generated information is under the control and care of Mr WJ Visser SACNASP 400279/04, who is an employee of PTM and is not independent.

Item 3 (d): Involvement of the Qualified Person: Personal Inspection

The listed independent QP has no financial or preferential relationships with PTM. The QP has a purely business-related relationship with the operating company and provides technical and scientific assistance when required and requested by the company. The QP has other significant client lists and has no financial interest in PTM. The independent qualified person, Mr CJ Muller, has visited the WBJV property during 2009 and has undertaken a due diligence with respect to the PTM data.

ITEM 4: RELIANCE ON OTHER EXPERTS

In preparing this report, the author relied upon:-

•

Land title information, as provided by PTM;

•

Geological and assay information supplied by PTM and information sourced from the Shango Solutions (Pty) Ltd Definitive Feasibility Study on the WBJV Project 1;

•

Drill hole analytical and survey data compiled by PTM;

•

All other applicable information; and

•

Data supplied or obtained from sources outside of the company.

The sources were subjected to a reasonable level of inquiry and review. The author has access to all information. The author’s conclusion, based on diligence and investigation, is that the information is representative and accurate.

This report was prepared in the format of the Canadian National Instrument 43-101 Technical Report by the QP, Mr CJ Muller. The QP has the appropriate background and is an independent expert with a geological and geostatistical background involved in the evaluation of precious metal deposits for over 20 years. The QP has reported and made conclusions within this report with the sole purpose of providing information for PTM’s use subject to the terms and conditions of the contract between the QP and PTM. The contract permits PTM to file this report, or excerpts thereof, as a Technical Report with the Canadian Securities Regulatory Authorities or other regulators pursuant to provincial securities legislation, or other legislation, with the prior approval of the QP. Except for the purposes legislated for under provincial security laws or any other security laws, other use of this report by any third party is at that party’s sole risk and the QP bears no responsibility.

Specific Areas of Responsibility

The QP accepts overall responsibility for the entire report. The QP was reliant, with due diligence, on the information provided by Mr WJ Visser, the internal and non-independent expert. The qualified expert has also relied upon the input of the PTM geological personnel in compiling this filing.

ITEM 5: PROPERTY DESCRIPTION AND LOCATION

Item 5 (a): Extent and Location of the Project

The WBJV property is located on the south-western limb of the Bushveld Igneous Complex (BIC) (Figure 1) some 35km northwest of the town of Rustenburg, North West Province, South Africa. The property adjoins Anglo Platinum’s (AP’s) Bafokeng Rasimone Platinum Mine (BRPM) and the Styldrift Project to the southeast and east respectively (Figure 2). The WBJV project comprises four Project Areas; Project 1, Project 1A, Project 2 and Project 3 (Figure 2). Only the Mineral Resources of the Project Areas 1 and 1A have been updated for the purposes of this report.  The Project Areas 1 and 1A consist of a section of Portion (Ptn) 18, the Remaining Extent (Re), Ptn 13, Ptn 8, Re of Ptn 2, Ptn 7, Ptn 15 and Ptn 16 of the farm Frischgewaagd 96JQ, sections of Ptn 2, Ptn 9 and Ptn 12 of the farm Elandsfontein 102JQ and a small section of the Re of the farm Mimosa 81JQ (Figure 2 and Figure 3).

The total joint-venture area includes portions of PTM’s properties Elandsfontein 102JQ, Mimosa 81JQ and Onderstepoort 98JQ, and also certain portions of Elandsfontein 102JQ, Onderstepoort 98JQ, Frischgewaagd 96JQ, Mimosa 81JQ  and Koedoesfontein 94JQ contributed by RPM, a wholly-owned subsidiary of AP (see Item 6 (b) below for detail). These properties are centred on Longitude 27o 00’ 00’’ (E) and Latitude 25o 20’ 00’’ (S) and the Mineral Rights cover approximately 67km2 or 6,700ha. Project Areas 1 and 1A cover an area of 10.87km2 or 1087ha in extent.

Figure 1 : Location of the WBJV in Relation to the Bushveld Igneous Complex

WBJV Project Area
Legend
Critical Zone
Lower Zone
Main Zone
Upper Zone
Pilanesburg Complex
N
Source: Digital Metallogenic Map of South Africa, Council for Geoscience
26°0'0"E
26°20'0"E
26°40'0"E
27°0'0"E
27°20'0"E
27°40'0"E
28°0'0"E
28°20'0"E
28°40'0"E
29°0'0"E
29°20'0"E
29°40'0"E
30°0'0"E
30°20'0"E
23°20'0"S
23°40'0"S
24°0'0"S
24°20'0"S
24°40'0"S
25°0'0"S
25°20'0"S
25°40'0"S
0
40
80
120
160
kilometers

Minxcon

Platinum Group Metals
Location of WBJV in Relation to the BIC

DATE:OCTOBER2009

SA Grid,
Hartebeeshoek 1994

Figure 2 : Locality Plan of the Project Areas in the WBJV

Platinum Group Metals
Location of the Project Areas

Pilanesburg Alkali Complex
N
Sun City
Ledig
Serosecha
Lekwadi
Project 3
Project 2
Project 1 A
Project 1
KOEDOESFONTEIN 94 JQ
MIMOSA 81 JQ
FRISCHGEWAAGD 96 JQ
ONDERSTEPOORT 98 JQ
909 JQ
Styldrift
BRPM
Elandsrivier
Onderstepoort
Elandsfontein
PTM Exploration Office
3km
Scale
0
LEGEND
WBJV Boundary
PTM Exploration Office
Merensky Reef Outcrop
Drill Hole
Project 1
Project 1 A
Project 2
Project 3
Styldrift
BRPM

Source: PTM

Item 5 (b): Licences

The WBJV has been subdivided into several smaller portions as each area has its own stand-alone Prospecting Right (PR) and Environmental Management Programme (EMP). Within the WBJV property, there are nine separate Rights and they are specifically listed below for cross-referencing to the licence specifications. The Rights over the WBJV area are as follows:-

1.

Elandsfontein (PTM)

2.

Elandsfontein (RPM)

3.

Onderstepoort (PTM) 4, 5 and 6

4.

Onderstepoort (PTM) 3 and 8

5.

Onderstepoort (PTM) 14 and 15

6.

Onderstepoort (RPM)

7.

Frischgewaagd (PTM)

8.

Frischgewaagd (RPM)

9.

Koedoesfontein (RPM)

The PRs are all held in the North West Province Region of the Department of Mineral and Energy (DME), South Africa, and are held for PGE’s, nickel, chrome and gold.  Table 1 details the aspects of the PRs:-

Table 1: Legal Aspects and Tenure of the WBJV Area

Area	Farm Name	Ptn No.	Area (ha)	Old Order PR	New Order PR	Expiry Date
Elandsfontein (PTM)	Elandsfontein 102JQ	12 (a Ptn of Ptn 3)	213.4714	PP269/2002 reference RDNW (KL) 5/2/2/4477 (Expired)	Notarially executed under protocol no. 467/2005.	14 June 2012
		14	83.4968
		RE of Ptn 1	67.6675
Elandsfontein (RPM)	Elandsfontein 102JQ	8 (a Ptn of Ptn 1)	35.3705	PP50/1996 reference RDNW (KL) 5/2/2/2305) & PP73/2002 reference RDNW (KL) 5/2/2/4361. (Expired)	A conversion to a new-order prospecting right was approved.	3 July 2012
		RE9	403.9876
		Mineral Area 2	-
Onderstepoort (PTM) Portions 4, 5 and 6	Onderstepoort 98JQ	4 (a Ptn of Ptn 2)	79.8273	PP48/2004 (reference no. RDNW (KL) 5/2/24716) (Expired)	Notarially executed under protocol no. 879/2006.	22 July 2011
		5 (a Ptn of Ptn 2)	51.7124
		6 (a Ptn of Ptn 2)	63.6567
Onderstepoort (PTM) 3 and 8	Onderstepoort 98JQ	Re of Ptn 3	274.3291	PP26/2004 reference RDNW (KL) 5/2/2/4717) (Expired)	Notarially executed under protocol no. 881/2006.	22 July 2011
		8 (a Ptn of Ptn 1)	177.8467
Onderstepoort (PTM) 14 and 15	Mimosa 81JQ	A Ptn of Re	245.2880	K46/1971 RM (Expired)	Notarially executed under protocol no. 7.	15 December 2011
	Mimosa 81JQ	A Ptn of Re	183.6175
Onderstepoort (RPM)	Mimosa 81JQ	9 (a Ptn of Ptn 3	127.2794	Unknown	Notarially Executed under Protocol No.79/2008	14 February 2013
		Mineral Area 1 of Ruston 97JQ	29.0101
		Mineral Area 2 of Ruston 97JQ	38.6147
Frischgewaagd (PTM)	Frischgewaagd 96JQ	RE 2	640.7	Unknown	Covering 23/24th share of the undivided Mineral Rights. Notarially executed under protocol no.117.	14 December 2011
		7 (a Ptn of Ptn 6)
		8 (a Ptn of Ptn6)
Frischgewaagd (RPM)	Frischgewaagd 96JQ	Re	1622,5627	PP294/2002 reference RDNW (KL) 5/2/2/4414	Covering the remaining undivided Mineral Rights.	3 July 2012
		2
		3
		4
		7
		8
		11
		13
		15
		16
		17
		18
Koedoesfontein (RPM)	Koedoesfontein 94JQ PGE’s, Gold, Silver, Copper and Nickel	All	1702.8204	PP70/2002 (reference 5/2/2/4311)	Notarially Executed under Protocol 14/2007	3 July 2012
Koedoesfontein (RPM	Koedoesfontein 94JQ Chrome and Cobalt	All	1702.8204	PP/2007/04/25/005 NW 30/5/1/1/2/1682 PR	Notarially Executed Under Protocol 590/2008	14 February 2013

The location of the PRs are illustrated graphically in Figure 3.

Item 5 (c): Rights to Surface, Minerals and Agreements

Regarding Elandsfontein (PTM), the purchase agreement was settled by way of an Agreement of Settlement, which was signed on 26 April 2005. Party to this Agreement was a Sale Agreement. The Agreement of Settlement has entitled PTM to the rights to the minerals as well as the freehold. PTM has purchased the surface rights to the property. The surface rights to Portions Re 1, 12 and Re 14 measure 364.6357ha.

Option agreements in respect of Onderstepoort (PTM) have been signed with the owners of the Mineral Rights on Portions Onderstepoort 4, 5 and 6; Onderstepoort 3 and 8; and Onderstepoort 14 and 15. The option agreement was bought out by way of a Settlement Agreement and a new order Prospecting Right covers this area. The remainder of the WBJV property is covered by AP Prospecting Rights contributed to the Joint Venture.

Figure 3: WBJV Prospecting Right Holders

Platinum Group Metals
Location of the WBJV Prospecting Rights

N
Area within the Pillanesburg Nature Reserve
excluded from the Prospecing Right Application
Koedoesfontein
94 JQ
Mimosa
81 JQ
Frischgewaagd
96 JQ
Onderstepoort
98 JQ
Elandsfontein
102 JQ
Old Ptn
15
(a ptn
of Re)
Old Ptn
14
(a Ptn
of Re)
Mineral Area
2
2/102
Project Areas
1 & 1A
5/210
4/210
2/210
3/210
1/210
1/81
2/81
R/234
4/234
11/96
1/96
4/96
18/96
R/96
13/96
10/96
17/96
14/96
8/96
2/96
7/96
15/96
16/96
6/98
5/98
4/98
3/98
8/98
13/98
R/98
9/102
12/102
1/102
14/102
15/102
7/102
6/102
8/102
4/102
103/103
70/103
85/103
20/102
19/102
13/102
17/102
LEGEND
Farm Boundary
Farm Portion Boundary
WBJV Area
Prospecting Right Held by RPM
Prospecting Right held by PTM
Prospecting Right held by PTM (40%) and RPM (Balance)
Prospecting Right Shared with Wesizwe
Project Areas 1 & 1A
Scale
0
3km

Source: PTM

Minxcon

WBJV terms

The detailed terms of the WBJV – relating to Elandsfontein (PTM), Elandsfontein (RPM), Onderstepoort (PTM), Onderstepoort (RPM), Frischgewaagd (PTM), Frischgewaagd (RPM) and Koedoesfontein (RPM) – were announced on 27 October 2004. The WBJV will immediately provide for a 26% Black Economic Empowerment interest in satisfaction of the 10-year target set by the Mining Charter and MPRDA. PTM and RPM will each own an initial 37% working interest in the farms and Mineral Rights contributed to the joint venture, while Wesizwe Platinum Limited (Wesizwe) will own an initial 26% working interest. Wesizwe will work with local community groups in order to facilitate their inclusion in the economic benefits of the joint venture, primarily in areas such as equity; the work will also involve training, job creation and procurement in respect of historically disadvantaged South Africans (HDSAs).

The WBJV structure and business plan complies with South Africa’s enacted minerals legislation. Platinum exploration and development on the combined mineral properties of the WBJV will be pursued.

PTM, as the operator of the WBJV, undertook a due diligence on the data provided by RPM. PTM undertook to incur exploration costs to the amount of ZAR35 million over a five-year period, starting with the first three years at R5 million and increasing to ZAR10 million a year for the last two, with the option to review yearly. The expenditure, to-date, is in excess of PTM’s obligations to the joint-venture agreement.

In a news release dated 2 September 2008, and subsequently updated on 9 December 2008, PTM announced that it has agreed to a term sheet with AP and Wesizwe to consolidate and rationalize the WBJV. Under the terms PTM will have the right to acquire effective ownership of 74% of WBJV Projects 1 and 3 and Wesizwe will acquire 100% of Project 2 and 26% of Projects 1 and 3. The transactions will become effective upon fulfilment of certain conditions precedent and regulatory approvals including the approval of the DME, Republic of South Africa, for transfer of Mineral Rights in accordance with Section 11 of the MPRDA.

The following points summarise the transaction:-

1.

The various joint venture partners who participated in the WBJV each contributed certain PRs to the WBJV, which PRs were registered in their individual names;

2.

In the process of unbundling the WBJV, the various PR’s were allocated to either of Projects 1, 2 or 3. The PRs for Projects 1 and 3 must be transferred from the name of the current holders into the name of Maseve Investments 11 (Pty) Ltd (Maseve), at this juncture, a wholly owned subsidiary of PTM;

3.

In terms of Section 11 of the MPRDA, the consent of the Minister of Mineral Resources (South Africa) is required before PRs can be transferred from one holder to another. This consent ensures that the transferee is financially and technically capable of executing the prospecting work programme and rehabilitation obligations, and also ensures that the transferee has the requisite level of black economic empowerment; and

4.

To obtain Section 11 consent, the transferor and transferee must apply in writing to the Minister, giving details of the transferee’s financial and technical competence, together with details of its black economic empowerment credentials. If the transferee meets these requirements, the Minister must issue consent. The matter is not discretionary.

The Section 11 application for transfer of Mineral Rights is currently being processed by the DME, South Africa.

The Mineral and Petroleum Resources Royalty act. 2008 “The Royalty act”

The Royalty Act (the Act) is scheduled to now come into effect in May 2010. The Royalty Act gives effect to the MPRDA, which requires that compensation be given to the State (as custodian) of the country’s Mineral and Petroleum Resources to the country’s “permanent loss of non-renewable resource”. The Act distinguishes between refined and unrefined Mineral Resources, where refined minerals have been refined beyond a condition specified by the Act, and unrefined minerals have undergone limited beneficiation as specified by the Act.

The royalty is determined by multiplying the Gross Sales Value of the extractor in respect of that Mineral Resource in a specified year by the percentage determined in accordance with the royalty formula. Both operating and capital expenditure incurred is deductable for the determination of Earnings Before Interest and Tax (“EBIT”).

For Refined Mineral Resources:-

Royalty Rate = 0.5 +	EBIT	X 100
Gross Sales (refined) x 12.5

The maximum percentage for refined Mineral Resources is 5%.

For Unrefined Mineral Resources:-

Royalty Rate = 0.5 +	EBIT	X 100
Gross Sales (refined) x 9

The maximum percentage for unrefined Mineral Resources is 7%.

Ore and Concentrate Treatment Agreements

There are draft pro-forma ore and concentrate treatment agreements in place, which form part of the WBJV documentation. These drafts are available, but have not been published as part of this report. It has been assumed that certain terms and conditions will be negotiated between the WBJV project operators and the AP smelter operator.

Item 5 (d): Survey

Elandsfontein (PTM) and Elandsfontein (RPM) are registered with the Deeds Office (RSA) under Elandsfontein 102JQ, North West Province. The farm can be located on Government 1:50,000 Topo-cadastral sheet 2527AC Sun City (4th Edition 1996) which is published by the Chief Directorate, Surveys and Mapping (Private Bag X10, Mowbray 7705, RSA, Phone: +27 21 658 4300, Fax: +27 21 689 1351 or e-mail: cdsm@sli.wcape.gov.za). The approximate coordinates (WGS84) are 27o 05’ 00’’ (E) and 25o 26’ 00’’ (S).

Onderstepoort (PTM) and Onderstepoort (RPM) are registered with the Deeds Office (RSA) under Onderstepoort 98JQ, Northern Province. The farm can be located on Government 1:50,000 Topo-cadastral sheet 2527AC Sun City (4th Edition, 1996) which is published by the Chief Directorate, Surveys and Mapping. The approximate coordinates (WGS84) are 27o 02’ 00’’ (E) and 25o 07’ 00’’ (S).

Frischgewaagd (PTM), Frischgewaagd (RPM) and Koedoesfontein (RPM): Frischgewaagd is registered with the Deeds Office (RSA) under Frischgewaagd 96JQ, Northern Province. Koedoesfontein is registered with the Deeds Office (RSA) under Koedoesfontein 94JQ, Northern Province. Both farms can be located on Government 1:50,000 Topo-cadastral sheet 2527AC Sun City (4th Edition, 1996) which is published by the Chief Directorate, Surveys and Mapping. The approximate coordinates (WGS84) are 27o 02’ 00’’ (E) and 25o 07’ 00’’ (S).

Item 5 (e): Property Boundaries

Details regarding the determination of property boundaries are given in Item 6 (d) above.

Item 5 (f): Location of Mineralised Zones, Mineral Resources and Mining Infrastructure

The BIC, in general, is well known for containing a large share of the World's platinum and palladium Mineral Resources. There are two very prominent economic deposits within the BIC. The first are the Merensky Reef (MR) and the Upper Group 2 chromitite layer (UG2), which together can be traced on surface for 300km in two separate areas. The second major deposit is the Platreef, which is the economic reef of the Northern Limb of the BIC, which extends for over 120km in the area north of the town of Mokopane.

In 1999, Professor Grant Cawthorn estimated the Proven and Probable Reserves of platinum and palladium at 6,323 tonnes and 3,611 tonnes respectively, assuming a maximum mineable depth of 2km. In addition to these Reserves, Inferred Resources were estimated at 29,206 tonnes of platinum and 22,115 tonnes of palladium.

Mining is already taking place at a depth of 2km within the BIC. Inferred and ultimately mineable Mineral Resources can almost certainly be regarded as far greater than the calculations suggest. These figures represent about 75% and 50% of the World's platinum and palladium Mineral Resources respectively (Vermaak, 1995). Mineral Reserve figures for the Proven and Probable categories alone in the BIC appear to be sufficient for mining throughout the next 40 years at the current rate of production. However, estimated World Mineral Resources are such as to permit platinum extraction at a rate increasing by 6% per annum over the next 50 years. Expected extraction efficiency is less for palladium. Thereafter, down-dip extensions of existing BIC mines, as well as lower-grade areas of the Platreef and the Middle Group chromitite layers, may become payable. Demand, and hence price, will be the determining factor in such mining activities rather than availability of ore.

Exploration drilling to date on the WBJV property has shown that both economic reefs (MR and UG2) are present and economically of interest on the WBJV properties. No Mineral Reserves have been estimated, based on the current Mineral Reserves.

As this Project constitutes an exploration project, no mining infrastructure currently exists on the properties.

Item 5 (g): Liabilities and Payments

All payments and liabilities are recorded under Item 6 (c).

Item 5 (h): Environmental Liabilities

Complete environmental compliance report were carried out over the entire area of the WBJV in terms of regulation 55 in the MPRDA. The DME accepted these reports.

There were no material environmental issues reported relating to the WBJV.

Mining and exploration companies in South Africa operate with respect to environmental management regulations set out in Section 39 of the Minerals Act (1991) as amended. Each Prospecting Right area or mining site is subject to conditions such as that:-

•

environmental management shall conform to the Environmental Management Plan (EMP) as approved by the DME;

•

prospecting activities shall conform to all relevant legislations, especially the National Water Act (1998) and such other conditions as may be imposed by the Director of Minerals Development;

•

surfaces disturbed by prospecting activities will be rehabilitated according to the standard laid down in the approved EMP;

•

financial provision will be made in the form of a rehabilitation trust and/or financial guarantee; and

•

a performance assessment, monitoring and evaluation report will be submitted annually.

PR’s are issued subject to the approval of the EMP, which in turn is subject to provision of a financial guarantee.

In the areas of the WBJV that were originally owned by RPM, PTM will take responsibility for the EMP’s after formation of the WBJV in respect of Elandsfontein, Onderstepoort, Frischgewaagd and Koedoesfontein. PTM as operator of the joint venture will be the custodian and will be responsible for all aspects of the EMP’s and for all specifics as set out in all the various allocated and approved EMP’s for properties that form part of the WBJV.

Regarding Frischgewaagd (RPM), an EMP dated 22 September 2002 exists. A summary of the results this EMP, part of which covers Project Areas 1 and 1A, is provided in Appendix 3.

Item 5 (i): Permits to Conduct Work

See Item 6 (b) and Item 6 (c).

ITEM 6: PHYSIOGRAPHY, ACCESSIBILITY AND LOCAL RESOURCES

Item 6 (a): Topography, Elevation and Vegetation

 Topography

The WBJV area is located on a central plateau. The Project has prominent hills in the northern most portions, but generally variations in topography are minor and limited to low, gently sloped hills.

 Elevation

The Elandsfontein and Frischgewaagd properties gently dip in a north-easterly direction towards a tributary of the Elands River. Elevations range from 1,080m above mean sea level (AMSL) towards the Elands River in the north, to 1,156m AMSL towards the Onderstepoort farm in the southwest, with an average of 1,100m AMSL. On the Onderstepoort property to the west of the Project, the site elevation is approximately 1,050m AMSL, with the highest point at 1,105m AMSL.

 Vegetation

The area is characterised by extensive savannah with vegetation consisting of grasses and shrub with few trees. The vegetation of the Project Area is covered in detail in Appendix 3.

Item 6 (b): Means of Access to the Property

South Africa has a large and well-developed mining industry. The Project is located in an area with a long history of mining activity and this, among other factors, means that the infrastructure in the area is well established, with well-maintained roads and highways as well as electricity distribution networks and telephone systems.

The Project Area is located some 41km northwest of the North West Province town of Rustenburg. The town of Boshoek is situated 16km to the south along the tar road that links Rustenburg with Sun City and crosses the Project Area. The WBJV adjoins the AP-managed BRPM to the southeast. A railway line linking BRPM to the national network passes the Project Area immediately to the east with a railway siding at Boshoek.

The WBJV properties are readily accessible from Johannesburg by travelling 120km northwest on Regional Road 24 (R24) to the town of Rustenburg and then a further 41km. The resort of Sun City is located approximately 7km northeast of Project Areas 1 and 1A. Both BRPM to the south of the Project Area and Styldrift, a joint venture between the Royal Bafokeng Nation (RBR) and AP, which lies directly to the east of the property, have modern access roads and services. Numerous gravel roads crossing the WBJV properties provide easy access to all portions.

Item 6 (c): Population Centres and Modes of Transport

The closest major population centre to the project is the town of Rustenburg, located about 41km to the southeast of the project. Pretoria lies approximately 100km to the east and Johannesburg about 120km to the southeast. A popular and unusually large hotel and entertainment centre, Sun City, lies about 7km to the northeast of the Project Area. The Sundown Ranch Hotel lies in close proximity to the Project Area and offers rooms and chalets as accommodation. The WBJV properties fall under the jurisdiction of the Moses Kotane Municipality. A paved provincial road crosses the property. Access across most of the property can be achieved by truck without the need for significant road building.

Item 6 (d): Climate and Length of Operating Season

With low rainfall (the area is considered semi arid with an annual rainfall of 520mm), and high summer temperatures, the area is typical of the Highveld Climatic Zone. The rainy season is in the summer months from October to April with the highest rainfall in December and January.  In summer (November to April) the days are warm to hot, with afternoon showers or thunderstorms; temperatures average 26ºC (79ºF) and can rise to 38ºC (100ºF), and night temperatures drop to around 15ºC (60ºF). During winter months (May to October), days are dry and sunny with moderate to cool temperatures, while evening temperatures drop sharply. Temperatures by day generally reach 20ºC (68ºF) and can drop to below 0ºC, with frost occurring in the early morning. The hottest months are generally December and January with June and July being the coldest. The climate of the area does not hinder the operating season and exploration can continue all year long.

Item 6 (e): Infrastructure with respect to Mining

As this report deals with an exploration project, it suffices to note that all areas are close to major towns and informal settlements as a potential source of labour, with paved roads abundant in the area. Power lines cross both Project Areas and water is most commonly drawn from drill holes. As several platinum mines are located adjacent to and within 50km of the property, there is excellent access to materials and skilled labour. One of the smelter complexes of AP is located within 60km of the property.

Surface rights to 365ha on Elandsfontein have been purchased and this may be of some use for potential operations. Further surface rights will be required.

ITEM 7: HISTORY

Item 7 (a): Prior Ownership

Elandsfontein (PTM), Onderstepoort (Portions 4, 5 and 6), Onderstepoort (Portions 3 and 8) and Onderstepoort (Portions 14 and 15) were previously all privately owned. Previous work done on these properties has not been fully researched and is largely unpublished. Academic work such as that carried out by the Council for Geoscience (South African government agency) is generally not of an economic nature.

Elandsfontein (RPM), Frischgewaagd, Onderstepoort (RPM) and Koedoesfontein have generally been held by major mining groups resident in the Republic of South Africa. Portions of Frischgewaagd previously held by Impala Platinum Mines Limited, were acquired by Johannesburg Consolidated Investment Company Limited, which in turn have since been acquired by AP through RPM and now contribute to the WBJV.

Item 7 (b): Work Done by Previous Owners

Previous geological exploration and Mineral Resource estimation assessments were done by AP as the original owner of some of the Mineral Rights. AP managed the exploration drilling programme for the Elandsfontein and Frischgewaagd drill hole series in the area of interest. Geological and sampling logs and an assay database are available.

Prior to the establishment of the WBJV and commencement of drilling for the Pre-Feasibility study, PTM had drilled 36 drill holes on the Elandsfontein property, of which the geological and sampling logs and assay databases are available.

Existing gravity and ground magnetic survey data were helpful in the interpretation of the regional and local geological setting of the reefs. A distinct increase in gravity values occurs from the southwest to the northwest, most probably reflecting the thickening of the Bushveld sequence in that direction. Low gravity trends in a south-eastern to north-western direction. The magnetic survey reflects the magnetite-rich Main Zone and some fault displacements and late-stage intrusives in the area.

The previous declarations filed with SEDAR on 7 July 2008 may be accessed on the SEDAR website and specifically by reference to Technical Report (Feasibility Study), Western Bushveld Joint Venture, Project 1 (Elandsfontein and Frischgewaagd).

Item 7 (c): Historical Mineral Reserves and Resources

Historical Mineral Resources for the Project 1 & 1A areas were estimated by Mr CJ Muller of Minxcon, as detailed in the Feasibility Report dated July 2008. The Mineral Resources were estimated utilising the definitions set out in NI 43-101 and the SAMREC Code (2007). The following tables summarize the historical Mineral Resources for Project 1 & 1A:-

Table 2: Historical Mineral Resources Estimated for Project 1 & 1A – July 2008

Measured Mineral Resource (4E)	Cut-off 4E (cm.g/t)	Tonnage (Mt)	Grade 4E (g/t)	Mining Width (m)	Content 4E (t)	Content 4E (Moz)
Project 1 MR	300	5.491	7.94	1.08	43599	1.402
Project 1 UG2	300	6.539	3.91	1.41	25568	0.822
Total Measured	300	12.030	5.75	1.26	69173	2.224

Prill Splits	Pt	Pt (g/t)	Pd	Pd (g/t)	Rh	Rh (g/t)	Au	Au (g/t)
Project 1 MR	64%	5.08	27%	2.14	4%	0.318	5%	0.398
Project 1 UG2	63%	2.46	26%	1.02	10%	0.39	1%	0.04

Indicated Mineral Resource (4E)	Cut-off 4E (cm.g/t)	Tonnage (Mt)	Grade 4E (g/t)	Mining Width (m)	Content 4E (t)	Content 4E (Moz)
Project 1 MR	300	10.814	7.75	1.09	83809	2.695
Project 1 UG2	300	17.464	4.13	1.34	72126	2.319
Total Indicated	300	28.278	5.51	1.24	155812	5.01

Prill Splits	Pt	Pt (g/t)	Pd	Pd (g/t)	Rh	Rh (g/t)	Au	Au (g/t)
Project 1 MR	64%	4.96	27%	2.09	4%	0.31	5%	0.39
Project 1 UG2	63%	2.60	26%	1.08	10%	0.41	1%	0.04

Inferred Mineral Resource (4E)	Cut-off 4E (cm.g/t)	Tonnage (Mt)	Grade 4E (g/t)	Mining Width (m)	Content 4E (t)	Content 4E (Moz)
Project 1 MR	300	0.217	7.95	0.93	1725	0.055
Project 1 UG2	300	2.311	4.47	1.34	10330	0.332
Project 1A MR	300	1.871	6.48	1.15	12124	0.39
Project 1A UG2	300	2.973	5.00	1.57	14865	0.478
Total Inferred	300	7.372	5.30	1.37	39072	1.256

Prill Splits	Pt	Pt (g/t)	Pd	Pd (g/t)	Rh	Rh (g/t)	Au	Au (g/t)
Project 1 MR	64%	5.09	27%	2.15	4%	0.32	5%	0.40
Project 1 UG2	63%	2.82	26%	1.16	10%	0.45	1%	0.04
Project 1A MR	64%	4.15	27%	1.75	4%	0.26	5%	0.32
Project 1A UG2	63%	3.15	26%	1.30	10%	0.50	1%	0.05

Notes:

MR = Merensky Reef, UG2 = Upper Group No. 2 chromitite seam

The cut-off for Inferred Mineral Resources have been established by a qualified person after a review of potential operating costs and other factors.

Results have been rounded for reporting purposes

A 14% Geological Loss was applied to the MR, and 23% Geological Loss to the UG2

Mineral Resources have been reported as inclusive of Mineral Reserves.

4E pertains to 3PGE+Au

Item 7 (d): Production from the Property

There has been no previous production from any of the WBJV properties.

ITEM 8: GEOLOGICAL SETTING

Item 8 (a): Regional Geology of the BIC

The stable Kaapvaal and Zimbabwe Cratons in southern Africa are characterised by the presence of large mafic-ultramafic layered complexes. These include the Great Dyke of Zimbabwe, the Molopo Farms Complex in Botswana and the well-known BIC of South Africa. The BIC is by far the most economically important of these deposits as well as the largest in terms of preserved lateral extent, covering an area of over 66,000km2.

The BIC was intruded about 2,060 million years ago into rocks of the Transvaal Supergroup along an unconformity between the Magaliesberg Quartzites (Pretoria Group) and the overlying Rooiberg Felsites (a dominantly felsic volcanic precursor). It has a maximum thickness of 8km, and is matched in size only by the Windimurra Intrusion in Western Australia and the Stillwater Intrusion in the USA (Cawthorn, 1996). The mafic component of the BIC hosts layers rich in PGEs, nickel, copper, chromium and vanadium. The BIC is reported to contain about 75% and 50% of the World’s platinum and palladium Mineral Resources respectively (Vermaak, 1995).

The mafic component of the BIC is subdivided into several generally arcuate segments/limbs, each associated with a pronounced gravity anomaly. These include the western, eastern, northern/Potgietersrus, far western/Nietverdient and south-eastern/Bethal limbs. The mafic rocks are collectively termed the Rustenburg Layered Suite (RLS) and are subdivided into the following five zones (Figure 4 and Figure 5):

•

Marginal Zone comprising finer-grained gabbroic rocks with abundant country-rock xenoliths.

•

Lower Zone (LZ) – the overlying Lower Zone is dominated by orthopyroxenite with associated olivine-rich cumulates (harzburgite, dunite).

•

Critical Zone (CZ) – its commencement is marked by first appearance of well-defined cumulus chromitite layers. Seven Lower Group (LG) chromitite layers have been identified within the lower CZ. Two further chromitite layers – Middle Group (MG) – mark the top of the pyroxenite-dominated lower CZ. From this stratigraphic position upwards, plagioclase becomes the dominant cumulus phase and noritic rocks predominate. The MG3 and MG4 chromitite layers occur at the base of the upper CZ (UCZ), which is characterised from here upwards by a number of cyclical units. The cycles commence in general with narrow pyroxenitic horizons (with or without olivine and chromitite layers); these invariably pass up into norites, which in turn pass into leuconorites and anorthosites. The UG1 – first of the two Upper Group chromitite layers – is a cyclical unit consisting of chromitite layers with overlying footwall units that are supported by an underlying anorthosite. The overlying UG2 chromitite layer is of considerable importance because of its economic concentrations of PGEs. The two uppermost cycles of the CZ include the Merensky and Bastard cycles. The MR is found at the base of the Merensky cycle, which consists of a pyroxenite and pegmatoidal feldspathic pyroxenite assemblage with associated thin chromitite layers that rarely exceed one metre in thickness. The top contact of the CZ is defined by a giant mottled anorthosite that forms the top of the Bastard cyclic unit.

•

Main Zone (MZ) – consists of norites grading upwards into gabbronorites. It includes several mottled anorthosite units towards the base and a distinctive pyroxenite, the Pyroxenite Marker, two thirds of the way up. This marker-unit does not occur in the Project Area, but is evident in the adjacent BRPM. The middle to upper part of the MZ is very resistant to erosion and gives rise to distinctive hills, which are currently being mined for dimension stone (black granite).

•

Upper Zone (UZ) – the base is defined by the appearance of cumulus magnetite above the Pyroxenite Marker. The UZ is divided into Subzone A at the base; Subzone B, where cumulus iron-rich olivine appears; and Subzone C, where apatite appears as an additional cumulus phase.

The location of Project Areas 1 and 1A in relation to the BIC is illustrated in Figure 1 and Figure 4.

Figure 4: Location of the WBJV in Relation to the Western Limb of the BIC

Item 8 (b): Local Geology –Western Bushveld Limb

Exposures of the BIC located on the Western Limb include the stratigraphic units of the RLS. The sequence comprises mostly gabbros, norites, anorthosites and pyroxenites. Viljoen (1999) originally proposed a structural interpretation based on geological and geophysical data for the western lobe of the BIC. This study included gravity and vibrosis seismic data for the south-western portion of the RLS northwest of Rustenburg (including the Boshoek section). It was concluded that the MR is present within much of this lobe, including the part further to the east below the Nebo granite sheet. The position of the MR is fairly closely defined by seismic reflectors associated with the cyclic units of the UCZ. The seismic data also portrayed an essentially sub-horizontal disposition of the layering within the BIC mafic rocks below the Nebo granite sheet. The gravity data indicates a gravity-high axis extending throughout the western lobe following the upper contact of the mafic rocks with the overlying granitic rocks. A number of pronounced gravity highs occur on this axis. A gravity anomaly with a strike length of 9km is situated northeast of Rustenburg towards the east of the Boshoek section. The gravity highs have been interpreted as representing a thickening of the mafic rocks, reflecting feeder sites for the mafic magma of the western BIC (Viljoen, 1999).

The Western Limb is interpreted by Viljoen as having two main arcuate feeder dykes which, closer to surface, have given rise to arcuate, coalescing, boat-shaped keels containing saucer-shaped, inward-dipping layers, analogous to the Great Dyke of Zimbabwe.

In the Boshoek section north of Rustenburg, the variable palaeo-topography of the Bushveld floor represented by the Transvaal Supergroup contact, forms a natural unconformity with the overlying Bushveld layered sequence. Discontinuities due to structural interference of faults, sills and dykes are pronounced in the area and are ascribed to the presence of the Pilanesberg Alkaline Complex intrusion to the north of the property.

 Stratigraphy of the UCZ

The UCZ of the RLS comprises mostly norites, leuconorites and anorthosites. Leeb-Du Toit (1986) assigned numbers to the various lithological units according to their position in relation to the Merensky unit. The footwall layers range from FW14 below the UG1 chromitite to FW1 directly below the MR. The hanging wall layers are those above the Bastard Reef and range from HW1 to HW5. The different layers within the Merensky unit are the Merensky feldspathic pyroxenite at the base, followed by a leuconorite (Middling 2) and a mottled anorthosite (Middling 3). The feldspathic pyroxenite layers (pyroxene cumulates) are named according to the reef hosted by them. These include (from the base upwards) the UG1, the UG2 (upper and lower), the Merensky and the Bastard pyroxenite.

Schürmann (1993) subdivided the UCZ in the Boshoek section into six units based on lithological features and geochemical trends. These are the Bastard, the Merensky, the Merensky footwall, the Intermediate, the UG2 and the UG1 units. The Intermediate and Merensky footwall units were further subdivided based on modal-mineral proportions and whole-rock geochemical trends. The following is a detailed description of the subdivision of the UCZ in the Boshoek section (Schürmann):-

Bastard Unit

The Bastard unit consists of a basal pyroxenite some 3m thick with a thin chromitite developed on the lower contact. This chromitite is the uppermost chromitite layer in the CZ. A 6.5m-thick norite layer (HW1) overlies the pyroxenite. HW1 is separated from HW2 by two thin mottled anorthosite layers. HW3 is a 10m-thick mottled anorthosite and constitutes the base of the Giant Mottled Anorthosite. The mottled anorthosites of HW4 and HW5 are about 2m and 37m thick respectively. Distinction between HW3, 4 and 5 is based on the size of the mottles of the respective layers.

Merensky Unit

The Merensky unit, with the MR at its base, is the most consistent unit within the CZ.

Merensky Footwall Unit

This unit contains the succession between the FW7/FW6 and the FW1/MR contacts. Leeb-Du Toit (1986) indicated that where the FW6 layer is thicker than 3m, it usually consists of four well-defined rock types. The lowermost sublayer, FW6 (d), is a mottled anorthosite with mottles of between 30mm and 40mm in diameter. It is characterised by the presence of nodules or “boulders” and is commonly referred to as the Boulder Bed. The nodules are described as muffin-shaped, 5–25cm in diameter, with convex lower contacts and consisting of cumulus olivine and orthopyroxene with intercumulus plagioclase. A single 2–10mm chromitite stringer is present at the base of the FW6 (d) sublayer. FW6 (c) is also a mottled anorthosite but not always developed. FW6 (b) is a leuconorite containing pyroxene oikocrysts 10–20mm in diameter. Two layers (both 2–3cm thick) consisting of fine-grained orthopyroxene and minor olivine define the upper and lower contacts. FW6 (a), the uppermost sublayer, is also a mottled anorthosite.

Figure 5: Detailed Stratigraphy of the Western Bushveld Sequence

Platinum Group Metals
Detailed Stratigraphy of the Western Bushveld Sequence

Cyclic unit	Est metres	Litho- unit	Description
MZN (Main Zone) >450m		MZGN4	Gabbro
		MMA2	Mottled / spottled anorthosite sequence
		MZGN3	Gabbro - norite
		PCN	Porphyritic Cluster Gabbro- norite
		MZGN2	Gabbro - norite
		MMA1	Mottled / spottled anorthosite sequence
		MZGN1	Gabbro - norite
			(MZGN4 to MZGN1:) Norite/ Gabbro-norite with occasional alternative fine-grained fpyx layering (often iron replacement inclusions)
BCU (Bastard Cyclic Unit)	20 - 40	HW5	Transgression contact from MZN, med. mottled anorthosite grading into spotted anorthosite (VTAN)
	8 – 10	HW4	Leopard spotted poikan anorthosite towards abrupt contact of HW3
	8 - 10	HW3	Large mottled anorthosite grading down the sequence to medium mottled anorth (GPA).
	4	HW2	Spottled leuco-norite
	6	HW1	Norite grading into fine-grain pyroxenite
	2 - 3	**BR**	**Bastard Reef**: Pyroxenite med to coarse grained (sometimes feldspathic & bronxitite inclined – no chromitite)
MCU (Merensky Cyclic Unit)	3	MID3	Poikan Mottled anorthosite
	6 -7	MID2	Grading from top to bottom med mottled to spotted anorthosite to leuco norite
	0 - 8	MID1	Mela-Norite grading to the base into pyroxenite fine grained
	0.1- 1.5	MPyx	Merensky HW pyroxenite – coarse grained (bottom graded sulphides)
	0.02 – 0.60	**MR**	**Merensky Reef** : At least two facies: 1. Upper & lower Chromitite with internal Felds- peg Pxnt (FPP facies) 2. Upper Chromitite & underlying Feldspathic Pyroxenite (FPP <5cm)
MFCU (Merensky Footwall Cyclic Unit)	3 - 5	FW1	Grading from spotted anorth (FW1A) few cm at top towards leuco- norite (FW1B) towards base (interbanded anorthosite)
	0.1 – 0.3	FW2	*Cyclic unit* (spotted anorthositic norite – to – mottled anorth – to – fine grain Feldsp- pyroxenite.
	2- 5	FW3	Norite (FW3A) grading into Leuco-norite (FW3B) with variable texture (corona texture not always present).
	0.5 - 1	FW4	Small mottled to spotted poikilitic norite (occationally thin <5cm anorthositic layer included) colour pink-white to white
	1 - 3	FW5	Olivien-Leuco-norite with corona texture towards the base
	1 - 8	FW6	Large mottled (poikilitic) anorthosite, pinkish white (sometimes pegmatoidal feldspathic hartzburgite pyroxenite boulder-like inclusions.
	1-6mm	LC	The **Lone Chrome Marker** (1 to 6mm) at bottom of FW6 as abrupt interface between FW6 and FW7
P2CU (Pseudo2 Cyclic Unit)	0.3 - 35	FW7	Upper Leuco-norite (banded/spotted greenish anorthositic) with *corona texture* olivine crystals surrounded by plagioclase growth. Platy Olivine Marker.
	1 -3	FW8	Spotted leuco- olivine norite
	0 – 1.5	FW9	Mottled towards spottled anorthosite
	0.1 - 9	FW10	Hartzburgite – Troctolite (Spotted anorthositic norite)
P1CU (Pseudo1 Cyclic Unit)	3 -11	FW11	Fine spotted leuco-norite
	8 -13	FW12	Large mottled anorthosite
UG2U (UG2 Unit)		UG2L3	Leader chromitite seam variable thickness in pyroxenite, abrupt contacts. Mostly not developed thin seam (5mm to 30mm)
	0.03 -1.2	UG2 HW	Coarse grained feldspathic-pyroxenite
	0.03 – 0.20	UG2L2	Leader chromitite seam variable thickness, abrupt contacts.
	0.10 – 0.25	UG2L1	Leader chromitite seam variable thickness, abrupt contacts.
	0.06 – 0.30	UG2 Pxnt	Separation pyroxenite between Main and Upper Leaders, coarse grained.
	0.05 – 1.9	**UG2 Main**	Massive chromitite seam
UG1CU (UG1 Cyclic Unit)	0 – 0.2	UG2FW	Pegmatoidal pyroxenite mostly Hartzburgitic (FHARB) with some streakiness.
	8 -10	FW13	Leuco-norite with spotted anorthositic phases.
	0.3 – 5	**UG1**	Several chromitite seams (3 to 5) variable thickness (1mm to 0.8m) separated by pyroxenite and norite.
MG4CU	8 - 20	FW16	Mottled anorthositic – upper section grading towards norite and FPYX towards the base.
		BSMT	Horingfelsic contact with Transvaal sediments.

Source: PTM

FW6 is overlain by a uniform norite (FW5), with a thickness of 4.1m. It appears to thin towards the north to about one metre. FW4 is a mottled anorthosite 40cm thick, with distinct layering at its base. FW3 is an 11m-thick uniform leuconorite.

FW2 is subdivided into three sublayers. FW2 (b) is a 76cm-thick leuconorite and is overlain by a 33cm-thick layer of mottled anorthosite – FW2 (a). Where FW2 attains a maximum thickness of 2m, a third layer in the form of a 1–2cm-thick pyroxenite or pegmatite pyroxenite, FW2 (c), is developed at the base. FW2 (c) is absent in the Boshoek section area (Schürmann, 1993). FW1 is a norite layer about 7m thick.

Schürmann further subdivided the Merensky footwall unit into four subunits. The lowermost subunit consists of sublayers FW6 (d) and FW6 (b). Subunit 2, which overlies subunit 1, commences with FW6 (a) at the base and grades upwards into FW5. The FW5/FW4 contact is sharp and divides subunits 2 and 3. Subunit 3 consists of FW4, FW3 and sublayer FW2 (b). Subunit 4 consists of FW2 (a) and FW1 and forms the uppermost subunit of the Merensky footwall unit.

Intermediate Unit

The Intermediate unit overlies the upper pyroxenite of the UG2 unit and extends to the FW7/FW6 contact. The lowermost unit is the 10m-thick mottled anorthosite of FW12, which overlies the UG2 upper pyroxenite with a sharp contact. FW11, a roughly 1m thick leuconorite, has gradational contacts with the under- and overlying layers. FW10 consists of a leuconorite layer of about 10m. Subdivision between these two units is based on the texture and subtle differences in the modal composition of the individual layers. Leeb-Du Toit (1986) termed FW11 a spotted anorthosite and FW10 an anorthositic norite. FW12, 11 and 10 constitute the first Intermediate subunit as identified by Schürmann (1993). The second Intermediate subunit consists of FW9, 8 and 7. The 2m-thick FW9 mottled anorthosite overlies the FW10 leuconorite with a sharp contact. The FW8 leuconorite and FW7 norite are respectively 3m and 37m thick. The FW9/FW8 and FW8/FW7 contacts are gradational but distinct. A 1.5m-thick highly contorted mottled anorthosite “flame bed” is present 15m above the FW8/FW7 contact.

UG2 Unit

The UG2 unit commences with a feldspathic pyroxenite (about 4m thick) at its base and is overlain by an orthopyroxene pegmatoidal layer (0.2–2m thick) with a sharp contact. Disseminated chromite and chromitite stringers are present within the pegmatoid. This unit in turn is overlain by the UG2 chromitite (0.5–0.8m thick) on an irregular contact. Poikilitic bronzite grains give the chromitite layer a spotted appearance. A 9m feldspathic pyroxenite overlies the UG2 chromitite. The upper and lower UG2 pyroxenites have sharp contacts with FW12 and FW13. The upper UG2 pyroxenite hosts the UG2 Leader seams, which occur between 0.2m and 3m above the main UG2 chromitite.

UG1 Unit

The UG1 chromitite layer is approximately 1m thick and forms the base of this unit. It is underlain by the 10m-thick FW14 mottled anorthosite. The UG1 chromitite layer bifurcates and forms two or more layers within the footwall mottled anorthosite, while lenses of anorthosite also occur within the chromitite layers. The overlying pyroxenite consists of cumulus orthopyroxene, oikocrysts of clinopyroxene and intercumulus plagioclase. The UG1 pyroxenite is separated from the overlying FW13 leuconorite (about 8m thick) by a thin chromitite layer (1–10cm) with sharp top and bottom contacts.

Local Structure

Floor rocks in the south-western BIC display increasingly varied degrees of deformation towards the contact with the RLS. Structure within the floor rocks is dominated by the north-northwest trending post-Bushveld Rustenburg Fault. This normal fault with down-throw to the east extends northwards towards the west of the Pilanesberg Alkaline Complex. A second set of smaller faults and joints, striking 70° and dipping very steeply south-southeast or north-northwest, are related to the Rustenburg Fault system. These structures were reactivated during the intrusion of the Pilanesberg Alkaline Complex. Dykes associated with the BIC intruded along these faults and joints.

Major structures, which occur within the WBJV area, include the Caldera and Elands Faults, Chaneng Dyke and a major north-south trending feature, which can be observed across the entire Pilanesberg Complex (Figure 6). These east-west trending structures dip steeply (between 80° and 90°). The magnetics indicate that the Chaneng Dyke dips steeply to the north. This is consistent with similar structures intersected underground on the neighbouring BRPM, which all dip steeply northward.

Two stages of folding have been recognised within the area. The earliest folds are mainly confined to the Magaliesberg Quartzite Formation. The fold axes are parallel to the contact between the RLS and the Magaliesberg Formation. Quartzite xenoliths are present close to the contact with the RLS and the sedimentary floor. Examples of folding within the floor rocks are the Boekenhoutfontein, Rietvlei and Olifantsnek anticlines. The folding was initiated by compressional stresses generated by isostatic subsidence of the Transvaal Supergroup during sedimentation and the emplacement of the pre-Bushveld sills. The presence of an undulating contact between the floor rocks and the RLS, and in this instance the resultant formation of large-scale folds, substantiates a second stage of deformation. The fold axes trend at approximately orthogonal angles to the first folding event. Deformation during emplacement of the BIC was largely ductile and led to the formation of basins by sagging and folding of the floor rocks. This exerted a strong influence on the subsequent evolution of the LZ and CZ and associated chromitite layers.

Figure 6: Regional Structural Data

The structural events that influenced the floor rocks played a major role during emplacement of the BIC. There is a distinct thinning of rocks from east to west as the BIC onlaps onto the Transvaal floor rocks, even to the extent that some of the normal stratigraphic units have been eliminated.

The MR and UG2 isopach decreases from 60m to 2m at outcrop position as clearly illustrated by the section in Appendix 1. There is also a subcrop of the CZ against the main zone rocks.

Item 8 (c): Project Geology

The sequence of the BIC within the WBJV area is confined to the lower part of the MZ (Porphyritic Gabbro Marker) and the CZ (HW5–1 and Bastard Reef to UG1 footwall sequence). The rock sequence thins towards the southwest (subcrop) including the marker horizons with concomitant middling of the economic reefs or total elimination thereof. The UG2 and, more often, the UG1 chromitite layer are not developed in some areas owing to the irregular and elevated palaeo-floor of the Transvaal sediments.

 Surface Geology

The WBJV is underlain by the lower portion of the RLS, the CZ and the lower portion of the Main Zone. The ultramafic Lower CZ and the mafic UCZ and the MZ weather to dark, black clays with very little topography. The underlying Transvaal Supergroup comprises shale and quartzite of the Magaliesberg Formation, creating a more undulating topography. Gravity, magnetic, LANDSAT, aerial photography and geochemistry surveys have been used to map out lithological units.

The MR outcrops, as does the UG2, beneath a relatively thick (2-5m) overburden of red Hutton to darker Swartland soil forms. The sequence strikes northwest to southeast and dips between 4° and 42° with an average of 20° in the Project 1 and 1A areas. The top 32m of rock formation below the soil column is characterized by a highly weathered rock profile (regolith) consisting mostly of gabbro within the Main Zone.  Thicknesses of this profile increase near intrusive dykes traversing the area.

 Reefs

The MR is a well developed seam along the central part and towards the north eastern boundary of the Project Area. Islands of thin reef and relatively low-level mineralisation are present. The better-developed reef package, in which the intensity of chromitite is generally combined with pegmatoidal feldspathic pyroxenite development, occurs as larger island domains along a wide central strip in a north south orientation from subcrop to deeper portions.

The UG2 is well developed towards the northeast of the Project Area, but deteriorates towards the southwest. Within the latter area, the reef is present as a thin discontinuous or disrupted chromitite/pyroxenite layer. It also appears to be disrupted by the shear zone along the footwall alteration zone. Towards the northwest on

Frischgewaagd, the reef is generally well developed and occurs as a single prominent chromitite layer varying in thickness from a few centimetres to ~2m.

The thickness of the sequences between the UG2 and MR in the Project 1 and 1A areas increases from ~10m to 80m in a southwest-northeast direction. A similar situation exists in the north of the Project Area but with thickness between the reefs ranging from 6m to 25m at depths of 200m below surface. In general, the thickness between the reefs appears to increase in a north-easterly direction, sub-parallel to the strike of the BIC layered lithologies.

  Project Structure

A structural model was developed from data provided by the magnetic survey results and geological logs of drilled cores. At least three generations of faults were identified on the property.

The oldest event appears to be associated with dykes and sills trending at 305° and is of post-BIC age. It appears to be the most prominent, with the largest displacement component of more than 20m. The majority of the faults are normal faults dipping in a westerly direction, decreasing in their dip downwards and displaying typical listric fault system behaviour.

A second phase represented by younger fault features is trending in two directions at 345° and 315° northwards respectively and appears to have consistent down-throws towards the west.

A third phase of deformation may be related to a regional east-west-striking dyke system causing discontinuity on adjacent structures. Several dolerite intrusives, mainly steep-dipping dykes and bedding-parallel sills, have been intersected in drill holes. These range in thickness from 0.5–30m and most appear to be of a chilled nature; some are associated with faulted contacts. Evident on the magnetic image is an east-west-trending dyke, which was intersected in drill hole WBJV005 and appears to be of Pilanesberg-intrusion age. This dyke has a buffer effect on structural continuity as faulting and earlier stage intrusives are difficult to correlate on either side, and more work is required to understand the mechanics.

Local MR and UG2 structures that are evident on the property are illustrated in Figure 7.

Figure 7: MR and UG2 Structure (Project 1 and 1A)

ITEM 9: DEPOSIT TYPES

The most pronounced PGE mineralisation in the Project Area occurs within the MR and is generally associated with a 0.1–1.2m-thick pegmatoidal feldspathic pyroxenite unit. The MR is generally also associated with thin chromitite layers on either/both the top and bottom contacts of the pegmatoidal feldspathic pyroxenite. The second important mineralised unit is the UG2, which is on average 1.50m thick and occurs within the Project Area.

Item 9 (a): Lithologies and Reefs

 MR Facies Types

The MR at the adjacent BRPM mining operation consists of different reef types (or facies types) described as either contact-, pyroxenite- (PXNT), pegmatoidal feldspathic pyroxenite- (FPP) or harzburgite-type reef. Some of these facies are also recognised on WBJV Project Areas, in addition to iron replacement ultramafic pegmatoids (IRUPs), as shown in Figure 8. From logging and sampling information of drill holes on the WBJV property, it is evident that the footwall mineralisation of MR below the main chromitite layer occurs in reconstituted norite, which is the result of a high thermal gradient at the base of the mineralising Merensky cyclic unit. The upper chromitite seam may form an upper thermal unconformity. Footwall control with respect to mineralisation is in many cases more dominant than the actual facies (e.g. the presence of leucocratic footwall units) or a chromitite (often with some pegmatoidal pyroxenite).

Within the Project Area, the emplacement of the MR is firstly controlled by the presence or absence of chromitite seams and secondly by footwall stratigraphic units. The MR may be present immediately above either the FW3 or FW6 unit. This has given rise to the terms Abutment Terrace (FW3 thermal erosional level), Mid Terrace (FW3 or FW6 thermal erosional levels) and Deep Terrace (FW6 thermal erosional level). Within, and not necessarily confined to, each of the terraces, the morphology of the MR can change. The MR has been classified as Type A, Type B, Type C or Type D (Figure 9) according to certain characteristics:-

Type A (PXNT Facies) MR facies relates to the interface between the normal hanging wall and footwall of the MR. There is no obvious chromite contact or any development of the normal pegmatoidal feldspathic pyroxenite. This may well be classified as hanging wall on footwall, but normally has a PGE value within the pyroxenite.

Type B (Contact Facies) MR facies is typified by the presence of a chromite seam, which separates the hanging wall pyroxenite from the footwall (which could be the FW3 or FW6 unit).

Type C (FPP Facies) MR facies can be found on any of the three terraces and has a characteristic top chromite seam overlying a pegmatoidal feldspathic pyroxenite. This facies has NO bottom chromite seam.

Type D MR facies is traditionally known throughout the BIC as Normal MR and has top and bottom chromite seams straddling the pegmatoidal feldspathic pyroxenite.

Figure 8 : Location of the MR and UG2 Facies in Project Areas 1 and 1A

Figure 9: MR and UG2 Facies Types

 UG2 Facies Types

The facies model for the UG2 has been developed mainly from drill hole exposure data in the northeast of the property. The integrity of the UG2 deteriorates towards the southwest of the Project Area, where it occurs as a thin chromite layer and/or pyroxenitic unit. It is thus unsuitable for the development of a reliable geological facies model. In the northeast of the Project Area, the UG2 is relatively well developed and usually has three thin chromite seams (Leaders) developed above the main seam.

The UG2 facies can also be explained in terms of four distinct facies types (Figure 8). Several factors appear to control the development of the UG2 package. Of these, the digital terrain model (DTM) of the Transvaal Basement is likely to have the most significant impact. The distinct variance in the various facies is seen as directly related to the increasing isopach distance between the UG2 and MR. In this regard, the facies-types for the UG2 have been subdivided into the Abutment Terrace facies, Mid-Slope Terrace facies and the Deep-Slope Terrace facies. They are described as follows:-

The Abutment Terrace facies was identified in the area where the basement floor was elevated, perhaps as a result of footwall upliftment or an original palaeo-high. In this area, it appears that there was insufficient remaining volume for the crystallisation and mineralisation of PGEs. A reduced lithological sequence and thinning-out of layering is evident in the facies domain/s. In this environment there is an irregular and relatively thin (5–20cm) UG2 main seam developed with no evidence suggesting the presence of harzburgite footwall. No Leaders are present and there is a distinct absence of the normal overlying FW8–12 sequence.

The intermediate area between the Abutment terrace facies and the mid-slope terrace facies has no UG2 development. The footwall is usually a thin feldspathic pyroxenite transgressing downwards to a medium-grained FW13 norite. The hanging wall generally occurs as either/both the FW7 and FW8 norites.

The Mid- and Deep-Slope Terrace facies environments that form the central and northern boundaries of the Project Area are characterised by a thicker to well-developed UG2 main seam of about 0.5m to more than 3m respectively. Here, as with the Abutment terrace facies, the development of a robust UG2 is dependent on the MR/UG2 isopach. This facies is characterised by the fact that all Leaders are exposed at all times and Leader 3 (UG2L3) occurs as a pencil-line chromite seam. A prominent development of a harzburgite FW unit (5–30cm) is often present in this facies type.

 Replacement Pegmatites

Pseudo-form replacement bodies exist within the Project Areas. A total of at least 12 drill holes of a population of 19 holes drilled in the Project 1A area have intersected IRUPs, as shown in Figure 8.

It is evident from north-east orientated geological cross-sections constructed through the area that this IRUP mostly dominates the upper lithological sequence confined to the MZ and some upper lithological units of the CZ. A typical down-dip section profile across Project Area 1A clearly indicates that the area of IRUP influence is sub parallel to the lithology pseudo layering.

The IRUP influence increases towards the MR subcrop environment and also further west where the Main Zone lies unconformable on Transvaal dolomites at shallow depths. The regional aeromagnetic image shows the surface expression of the IRUP influence and emphasizes the pseudo-morph shape of this anomaly.

Further south and on the remainder of Project Area 1, these IRUP anomalies occur as islands randomly spaced and are mostly recognizable on the aeromagnetic survey image. With the drilling grid averaging 250m, Project Area 1 and in some geologically sensitive areas reduced to 130m, it was not always possible to further delineate the boundaries of these IRUP bodies.

Item 9 (b): Correlation and Lateral Continuity of the Reefs

The lower noritic portion of the MZ could be identified and correlated across the Project Areas with a high degree of confidence. A transgressive contact exists between the MZ and the anorthositic hanging wall sequence. The HW5–1 sequence is taken as a marker horizon and it thins out significantly from northeast to southwest across and along the dip direction. Because of thinning of the CZ, only the primary mineralised reefs (MR and UG2), the Bastard Reef, Merensky pyroxenite above the MR, FW6 and FW12 have been positively identified. The sequence was affected by iron-replacement, especially the pyroxenites towards the western part of the property. Evidence of iron-replacement also occurs along lithological boundaries within the MZ and the HW5 environment of the CZ and in a down-dip direction towards the deeper sections of the property.

The MR and UG2 are positively identified in new intersections. Only the reef intersections that had no faulting or disruptions/discontinuities were used in the Mineral Resource estimate. The UG1, traditionally classified as a secondary reef typically with multiple chromitite seams, has been intersected in some drill holes; although in many cases strongly disrupted, it showed surprisingly attractive grades.

Mineral Resource estimation is not possible within 50m from surface due to core loss resulting from near-surface weathering (weathered rock profile), joint set interference, reef identification/correlation problems and thinning of the reefs towards the west.

MR is poorly developed in the Elandsfontein property area, from the subcrop position to as far as 100m down-dip and as far as 800m along strike. This was evident in marginal grades, and is no doubt due to the presence of a palaeo-high in the Transvaal sediment floor rocks below the BIC. The area is locally referred to as the Abutment.

With respect to the UG2 in the Project Area, relative to the Abutment’s effect, a smaller area extending from subcrop position to as deep as 400m down-dip with strike length 420m of UG2 was characterised by a relatively low grade.

 Potholes

Identification of pothole intersections for the MR and UG2 is supplemented with interpreted stratigraphic anomalies. Simply, the following characteristic positions may indicate potholing:-

•

Where footwall stratigraphic widths are wider;

•

Where the Merensky Pyroxenite or UG2 is bifurcating, split or absent; and

•

Where the MR width is anomalous with regard its normal facies widths.

MR potholes have been identified within drill hole intersections and the 3D seismic survey conducted by AP. A clear understanding of normal reef facies behaviour has afforded their interpretation. These potholes are defined as areas where normal reef characteristics are destroyed. Pothole areas are hence believed to be un-mineable and are considered as a geological loss. The immediate footwall lithology underlying the MR and UG2 is often a key identifier of potholing together with variations among deflections of the same drill hole. Potholes appear to increase in frequency within the western most areas with the relative decrease in stability of the various lithologies in this area.

Item 9 (c): Geological Modelling

 Geological Domains

The MR and UG2 were differentiated into eight geological domains each for the purposes of grade estimation. The domains were determined using the following criteria:-

a)

The geological facies plan; and

b)

Sub-dividing the facies into smaller domains according to the grade and thickness variations.

Item 10 (a) describes the facies models for the UG2 and MR at Project Areas 1 and 1 A.

The MR at the adjacent BRPM mining operation consists of three main facies types: the contact facies, the normal PXNT facies and the MR FPP facies.

The three facies type areas for the MR were then subdivided on grade trends resulting in eight domains, as shown in Figure 10 below. The areas not included in a domain represent areas where iron replacement took place, and these areas are excluded from the Mineral Resource estimation.

Estimation into the footwall units of the MR, FW1, FW2 and FW3 was also carried out. All three footwalls had one domain each (Figure 11). The footwall units are twenty centimetre slices into the footwall of the MR. Footwall 1 represents the unit directly below the MR.

The UG2 comprises four facies types, as described in Item 10 (a). The four facies were then sub-divided according to grade variations resulting in eight domains for the UG2, as shown in Figure 12, with Domain 1 covering the largest area. The areas not included in a domain represent areas where iron replacement took place, and these areas are excluded from the Mineral Resource estimation.

Figure 10: Location of MR Domains pertaining to the Project Areas

Figure 11: Location of MR Footwall Units 1 – 3 Domains pertaining to the Project Areas

Figure 12: Location of UG2 Domains pertaining to the Project Areas

 Geological Modelling and Development of a Dip Model

The geological modelling of the MR and UG2 was undertaken using the Datamine software to produce three dimensional (3D) base of reef of the two reefs. The base of reef model was developed from data provided by the magnetic survey results, seismics and geological logs of drilled cores to define the lower reef contact surface.

Reef fault blocks were generated, bounded by faults traversing the reef. The wireframes were extended to cover the lease areas by honouring the dip trends at the edges. Figure 13 and Figure 14 show the 3D view of the base of reef MR and UG2, respectively, on approach from the south-west.

Figure 13: 3D View of the MR Base of Reef Model

Merensky Reef - Structural Model

N
0
700
1400
2100
2800
3500
meters
Minxcon

Figure 14: 3D View of the UG2 Base of Reef Model

UG2 Chromitite Layer - Structural Model

N
Minxcon
0
1000
2000
meters

 Hard and Soft Estimation Boundaries

The primary difference in soft and hard boundaries is the data that is available for any given process. For example, within kriging, hard boundaries are used against fault/intrusive structures where the data is unrelated to data on the opposite side of the boundary. Where the data represents a continuous un-interrupted area but has different facies/geostatistical characteristics, it is often prudent to include a thin area of the adjacent data in the estimation process in order to ensure grade continuity. Typically, the soft boundary is within 50m of the hard boundary.

ITEM 10: MINERALISATION

Item 10 (a): Mineralisation Styles and Distribution

Bulk modal analyses were estimated based on the results from X-Ray Diffraction (XRD) analysis (RIR method) and optical microscopic examination. The results were as follows:-

•

Alteration – Silicates showed low to moderate alteration, mainly associated with fractured zones. The degree of alteration is not expected to hinder flotation results, but should be monitored.

•

Sulphide Assemblages – Sulphide composition of the samples was variable.  The results of the estimated sulphide composition of the composite sample were as follows:-

o

Chalcopyrite (CuFeS2):

20%

o

Pyrite (FeS2):

2%

o

Pyrrhotite (Fe7S8):

35%

o

Pentlandite ((Fe, Ni)S):

43%

Examination of the polished thin-sections showed that the sulphides occur as sporadically distributed, fine grained clusters associated with interstitial silicates or as isolated, coarse composite particles and blebs. Apart from the fine disaggregated disseminated chalcopyrite, the liberation characteristics of the sulphides are expected to be relatively good.

Item 10 (b): PGE and Gold Deportment

PGE searches (including gold bearing phases) were conducted by manually scanning a selection of the polished sections utilizing a scanning electron microscope to obtain a statistical particle count. Approximately 237 particles were located in eight thin sections and image analysis software was employed to measure the size of each particle.

a) Speciation

Taken as a whole, the proportions of the various PGE (+Au) species are depicted in Table 3. The major PGE phase encountered was cooperite (PtS), comprising 63% of the observed particles. Moncheite (PtTe2) was the next most common PGE encountered (11%). 6% of the observed particles were the major gold-bearing phase electrum (AuAg) . Braggite (PtPd)S was also found to be fairly common and comprised 5% of the observed particles. Sperrylite (PtAs2) was less common, accounting for about 4% of the observed PGE’s. A PGE phase composed of Pd, Pt, As and some Te was found to be present in 2.4% of the observed particles. Hollingworthite (RhAsS), isoferroplatinum (Pt3Fe) and laurite (RuS2) were less common PGE’s, each comprising about 1.5% of the total observed particles. About 1% of the particles were Froodite (PdBi2) and found only in one thin-section (41/D4/B). The remaining 2.8% of the observed particles were composed of 9 other PGE and gold species.

In order to reach a better understanding of the PGE speciation, they were classified into five groups: a) sulphides, b) arsenides, c) Te-, Sb- and Bi-bearing and d) Au-bearing phases, and e) Fe bearing PGE’s. The sulphides comprised about 71% of PGE’s observed (of which cooperite accounted for about 90%).

Table : PGE + Au Speciation and Proportional Occurrence Based on Area (µm2)

	No of Particles	Area (µm2)	% of Total Area	% in Group	Group Area	Group as % of Total
Sulphides
Cooperite	69	12,719.0	63.2	89.29	14,241.6	70.8
Braggite	2	1069.1	5.3	7.51
Laurite	10	319.5	1.6	2.24
Platarsite	1	136.9	0.7	0.96
Arsenides
Sperrylite	8	754.3	3.8	46.56	1,620.0	8.1
Palladoarsenide	1	87.0	0.4	5.37
PdPt(Te)As	3	476.4	2.4	29.41
Hollingworthite	2	302.3	1.5	18.66
Te-Be- and Bi-Bearing
Moncheite	37	2,128.8	10.6	81.24	2,620.4	13.0
Michenerite	5	119.1	0.6	4.55
Stbiopalladinite	6	99.9	0.5	3.81
Stumpflite	1	7.0	0.0	0.27
PdSbBi	9	14.3	0.1	0.93
Froodite	22	241.3	1.2	9.21
Au-Bearing
Electrum	52	1,228.4	6.1	6.11	1,342.8	6.7
Aurostibite	1	37	0.2	0.18
Gold	1	72.5	0.4	0.36
AuPdTe	2	4.9	0.0	0.02
Fe-Bearing PGE’s
Isoferroplatinum	5	281.4	1.4		281.4	1.4
TOTAL	237	20,106.2	100	100	20,106.2	100

b) Mineral Association

With regard to the mineral associations, 77% of the total PGE’s (+Au-phases) observed were associated with sulphides (mainly occluded or attached to chalcopyrite or pentlandite), 21% were occluded in silicates (usually in close proximity to sulphides), and only 2% occurred on the boundary between silicate minerals and chromite. Microscopic observation indicated that PGE’s (+Au-phases) included in silicate minerals occurred mainly in the alteration silicates and in interstitial silicate phases, i.e. talc, chlorite, quartz, amphibole and phlogopite.

c) Grain-Size Distribution

With regard to grain size distribution, nearly 40% of the total PGE’s were sulphides larger than 1000µm2 and approximately 75% of the observed PGE’s were larger than 100µm2. It was also observed that the Te-, Sb- and Bi-bearing PGE’s were generally smaller than the sulphides. The largest PGE particle observed measured at ~5000µm2. Only two particles were measured at >1000 µm2, but this significantly accounted for nearly 37% of total PGE’s observed.

The sulphide and PGE composition of the composite sample is normal for the MR. The most significant observations resulting from these analysis are:-

•

the formation of deleterious alteration products, such as talc and chlorite, which will tend to dilute grades of flotation concentrates, and affect the milling and filtration characteristics of the ore; and

•

alteration tends to disaggregate primary sulphides (and PGE’s) in situ, to form very fine disseminated clusters within alteration silicates, which will require finer grinding to achieve effective liberation.

ITEM 11: EXPLORATION

Exploration conducted at the Project 1 & 1A areas include geophysical surveys and diamond drilling, the details of which have been detailed in the Feasibility Report (July 2008). This report is available from www.sedar.com.

There has not been any material change in the information.

ITEM 12: DRILLING

Item 12 (a): Type and Extent of Drilling

Since March 2005, PTM has drilled 98,021m of core from drill hole WBJV001 to WBJV241, as well as a total of 13,096m of core for the drill holes W001 to W036, drilled for geotechnical purposes. Recent drilling in 2009 necessitated the update of the Mineral Resources. For Project 1 & 1A, a total of 27,202 field samples were analysed, as well as 2,446 standards and 2,372 blanks.

The type of drilling conducted on the WBJV was a diamond-drilling core-recovery technique involving a BQ-size solid core extraction. The drilling was placed on an unbiased 500m x 500m grid and detailed when necessary to a 250m x 250m grid.

Item 12 (b): Procedures, Summary and Interpretation of Results

The results of the drilling and the general geological interpretation were digitally captured in SABLE (commercially available logging software) and a GIS software package named ARCVIEW. The exact drill hole locations, together with the results of the economic evaluation, were plotted on plan. From the geographic location of the holes drilled, regularly spaced sections were drawn by hand and digitised. This information was useful for interpreting the sequence of the stratigraphy intersected as well as for verifying the drill hole information.

Item 12 (c): Comment on True and Apparent Widths of the Mineralised Zones

The geometry of the deposit has been clearly defined in the sections drawn through the Project Area. All drill holes were drilled vertically and the downhole surveys indicate very little deviation. A 3D surface – digital terrain model (DTM) – was created and used in the calculation of the average dip of 10° to 30°. This dip has been factored into the calculations on which Mineral Resource estimates are based.

Item 12 (d): Comment on the Orientation of the Mineralised Zones

The mineralised zones within the Project Area include the MR and the UG2, both of which are planar tabular ultramafic precipitants of a differentiated magma and therefore form a continuous sheet-like accumulate.

The stratigraphic markers above and below the economic horizons have been recognised and facilitate recognition of the MR and the UG2. There are a few exceptions to the quality of recognition of the stratigraphic sequences. These disruptions are generally of a structural nature and are to be expected within this type of deposit.

In some drill holes no clear stratigraphic recognition was possible. These drill holes were excluded from the Mineral Resource estimation.

ITEM 13: SAMPLING METHOD AND APPROACH

Item 13 (a): Sampling Method, Location, Number, Type and Size of Sampling

The first step in the sampling of the diamond-drilled core was to mark the core from the distance below collar in one metre units and then for major stratigraphic units. Once the stratigraphic units were identified, the economic units – MR and UG2 – were marked. The top and bottom contacts of the reefs were clearly marked on the core. Thereafter the core was rotated in such a manner that all lineations pertaining to stratification were aligned to produce a representative split. A centre cut line was then drawn lengthways for cutting. After cutting, the material was replaced in the core trays. The sample intervals were then marked as a line and a distance from collar.

The sample intervals were typically 15–25cm in length. In areas where no economic zones were expected, the sampling interval could have been as much as a metre. The sample intervals were allocated a sampling number, and this was written on the core for reference purposes. The half-core was then removed and placed into high-quality plastic bags together with a sampling tag containing the sampling number, which was entered onto a sample sheet. The start and end depths were marked on the core with a corresponding line. The duplicate tag stayed as a permanent record in the sample booklet, which was secured on site. The responsible project geologist then sealed the sampling bag. The sampling information was recorded on a specially designed sampling sheet that facilitated digital capture into the SABLE system. The sampling extended for about a metre into the hangingwall and footwall of the economic reefs.

Item 13 (b): Drilling Recovery

All reef intersections that were sampled required a 100% core recovery. If less than 100% was recovered, the drilling company re-drilled, using a wedge to achieve the desired recovery.

Item 13 (c): Sample Quality and Sample Bias

The sampling methodology accords with PTM protocol based on industry-accepted best practice. The quality of the sampling is monitored and supervised by a qualified geologist. The sampling is done in a manner that includes the entire economic unit, together with hanging wall and footwall sampling. Sampling over-selection and sampling bias is eliminated by rotating the core so that the stratification is vertical and by inserting a cutline down the centre of the core and removing one side of the core only.

Item 13 (d): Widths of Mineralised Zones – Mining Cuts

The methodology in determining the resource cuts is derived from the core intersections. Generally, the economic reefs are about 60cm thick. For both the MR and UG2, the marker unit is the bottom reef contact, which is a chromite contact of less than a centimetre. The cut is taken from that chromite contact and extended vertically to accommodate most of the metal content. If this should result in a resource cut less than

80cm up from the bottom reef contact, it is extended further to 80cm. If the resource cut is thicker than the proposed 80cm, the last significant reported sample value (generally 2g/t and above)  above 80cm is added to determine the top reef contact.

In the case of the UG2, the triplets (if and where developed and within 30cm from the top contact) are included in the resource cut.

Item 13 (e): Summary of Sample Composites with Values and Calculated True Widths

See Appendix 4.

ITEM 14: SAMPLE PREPARATION, ANALYSES AND SECURITY

Item 14 (a): Persons Involved in Sample Preparation

Drilled core is cleaned, de-greased and packed into metal core boxes by the drilling company. The core is collected from the drilling site on a daily basis by a PTM geologist and transported to the exploration office by PTM personnel. Before the core is taken off the drilling site, the depths are checked and entered on a daily drilling report, which is then signed off by PTM. The core yard manager is responsible for checking all drilled core pieces and recording the following information:-

•

Drillers’ depth markers (discrepancies were recorded);

•

Fitment and marking of core pieces;

•

Core losses and core gains;

•

Grinding of core;

•

One-meter-interval markings on core for sample referencing; and

•

Re-checking of depth markings for accuracy.

Core logging is done by hand on a PTM pro-forma sheet by qualified geologists under supervision of the project geologist, who is responsible for timely delivery of the samples to the relevant laboratory. The supervising and project geologists ensure that samples are transported by PTM contractors.

Item 14 (b): Sample Preparation, Laboratory Standards and Procedures

Samples are not removed from secured storage location without completion of a chain-of-custody document; this forms part of a continuous tracking system for the movement of the samples and persons responsible for their security. Ultimate responsibility for the secure and timely delivery of the samples to the chosen analytical facility rests with the project geologist and samples are not transported in any manner without the project geologist’s permission.

When samples were prepared for shipment to the analytical facility, the following steps are followed:-

•

Samples are sequenced within the secure storage area and the sample sequences examined to determine if any samples were out of order or missing.

•

The sample sequences and numbers shipped are recorded both on the chain-of-custody form and on the analytical request form.

•

The samples are placed according to sequence into large plastic bags (the numbers of the samples were enclosed on the outside of the bag with the shipment, waybill or order number and the number of bags included in the shipment).

•

The chain-of-custody form and analytical request sheet are completed, signed and dated by the project geologist before the samples are removed from secured storage. The project geologist keeps copies of the analytical request form and the chain-of-custody form on site.

•

Once the above is completed and the sample shipping bags are sealed, the samples may be removed from the secured area. The method by which the sample shipment bags have been secured must be recorded on the chain-of-custody document so that the recipient can inspect for tampering of the shipment.

During the process of transportation between the project site and analytical facility, the samples are inspected and signed for by each individual or company handling the samples. It is the mandate of both the supervising and project geologist to ensure secure transportation of the samples to the analytical facility. The original chain-of-custody document always accompanies the samples to their final destination.

The supervising geologist ensures that the analytical facility is aware of the PTM standards and requirements.

It is the responsibility of the analytical facility to inspect for evidence of possible contamination of, or tampering with, the shipment received from PTM. A photocopy of the chain-of-custody document, signed and dated by an official of the analytical facility, is faxed to PTM’s offices in Johannesburg upon receipt of the samples by the analytical facility and the original signed letter is returned to PTM along with the signed analytical certificate/s.

The analytical facility’s instructions are that if they suspect the sample shipment has been tampered with, they will immediately contact the supervising geologist, who will arrange for someone in the employment of PTM to examine the sample shipment and confirm its integrity prior to the start of the analytical process.

If, upon inspection, the supervising geologist has any concerns whatsoever that the sample shipment may have been tampered with or otherwise compromised, the responsible geologist will immediately notify the PTM management in writing and will decide, with the input of management, how to proceed.

In most cases analysis may still be completed although the data must be treated, until proven otherwise, as suspect and unsuitable as a basis for a news release until additional sampling, quality control checks and examination prove their validity.

Should there be evidence or suspicions of tampering or contamination of the sampling, PTM will immediately undertake a security review of the entire operating procedure. The investigation will be conducted by an independent third party, whose the report is to be delivered directly and solely to the directors of PTM, for their consideration and drafting of an action plan. All in-country exploration activities will be suspended until this review is complete and the findings have been conveyed to the directors of the company and acted upon.

The laboratories that have been used to date are Anglo American Research Laboratories, Genalysis (Perth, Western Australia), ALS Chemex (South Africa) and (currently) Set Point Laboratories (South Africa).

The National Association of Testing Authorities Australia has accredited Genalysis Laboratory Services Pty Ltd, following demonstration of its technical competence, to operate in accordance with ISO/IEC 17025, which includes the management requirements of ISO 9001: 2000.

Anglo American Research laboratories, Set Point Laboratories and ALS Chemex are accredited by the South African National Accreditation System (SANAS), testing laboratory numbers T0051, T0223 andT0387 respectively.

Samples are received, sorted, verified and checked for moisture and dried if necessary. Each sample is weighed and the results are recorded. Rocks, rock chips or lumps are crushed using a jaw crusher to less than 10mm. The samples are then milled for 5 minutes in a Labtech Essa LM2 mill to achieve a fineness of 90% less than 106μm, which is the minimum requirement to ensure the best accuracy and precision during analysis.

Samples are analysed for Pt (ppb), Pd (ppb) Rh (ppb) and Au (ppb) by standard 25g lead fire-assay using silver as requested by a co-collector to facilitate easier handling of prills as well as to minimise losses during the cupellation process. Although collection of three elements (Pt, Pd and Au) is enhanced by this technique, the contrary is true for rhodium (Rh), which volatilises in the presence of silver during cupellation. Palladium is used as the co-collector for Rh analysis. The resulting prills are dissolved with aqua-regia for ICP analysis.

After pre-concentration by fire assay and microwave dissolution, the resulting solutions are analysed for Au and PGM’s by the technique of ICP-OES (inductively coupled plasma–optical emission spectrometry).

Item 14 (c): Quality Assurance and Quality Control (QA/QC) Procedures and Results

The PTM protocols for quality control during sampling, as well as at present, are as follows:-

•

The project geologist (Mr M Rhantho) oversees the sampling process.

•

The core yard manager (Mr I Ernst) oversees the core quality control.

•

The exploration geologists (Mr T Saindi and Mr T Thapelo) and the sample technician (Mr LJ Selaki) are responsible for the actual sampling process.

•

The project geologist oversees the chain of custody.

•

The internal QP (Mr W Visser) verifies both processes and receives the laboratory data.

•

The internal resource geologist (Mr T Botha) and the database manager (Mr M Rhantho) merge the data and produce the SABLE sampling log with assay values.

•

Together with the project geologist, the resource geologist determines the initial mining cut.

•

The external auditor (Mr N Williams) verifies the sampling process and signs off on the mining cut.

•

The second external database auditor (Mr A Deiss) verifies the SABLE database and highlights QA/QC failures.

•

Ms R de Klerk (Maxwell Geoservices) runs the QA/QC graphs (standards, blanks and duplicates) and reports anomalies and failures to the internal QP.

•

The internal QP requests re-assay.

•

Check samples are sent to a second laboratory to verify the validity of data received from the first laboratory.

An additional independent external auditor (Mr. N Williams) corroborated the full set of sampling data. This included examination of all core trays for correct number sequencing and labelling. Furthermore, the printed SABLE sampling log (including all reef intersections per drill hole) is compared with the actual remaining drill hole core left in the core boxes. The following checklist was used for verification:

•

Sampling procedure, contact plus 10cm, sample length 15–25cm;

•

Quality of core (core-loss) recorded;

•

Correct packing and orientation of core pieces;

•

Correct core sample numbering procedure;

•

Corresponding numbering procedure in sampling booklet;

•

Corresponding numbering procedure on printed SABLE log sheet;

•

Comparing SABLE log sheet with actual core markings;

•

Corresponding chain-of-custody forms completed correctly and signed off;

•

Corresponding sampling information in hardcopy drill hole files and safe storage.;

•

Assay certificates filed in drill hole files;

•

Electronic data from laboratory checked with signed assay certificate;

•

Sign off each reef intersection (bottom reef contact and mining cut);

•

Sign off completed drill hole file; and

•

Sign off on inclusion of mining cut into Mineral Resource database.

As part of the sampling protocol, PTM regularly inserts QC samples (i.e. standards and blanks) into the sample stream. It should be noted that PTM do not include field duplicates into the samples stream, and the analytical laboratory was asked to regularly assay split pulp samples as a duplicate sample to monitor analytical precision. Other QC procedures include the analysis of check samples; it was decided to use Genalysis in Perth as the second laboratory for checks on the assay results from Set Point.

 Standards

The following analytical standards were used to assess the accuracy and possible bias of assay values for Pt and Pd. Rh and Au were monitored where data for the standards were available, but standards were not failed on Rh and Au alone. Quality control data for the WBJV is managed by Maxwell Geoservices, and the quality control data reported below has been sourced from the report compiled by Maxwell Geoservices for PTM on the Project 1 & 1A areas. Table 4 details the standards used during the Project 1 and 1A exploration campaigns:-

Table 4: Standard Reference Materials Inserted into the Sample Stream by PTM

Standard	Pt	Pd	Au	Rh	General Comment
AMIS0001	There are no problems with this standard.	There are no problems with this standard.	There are no problems with this standard.	-	All the 18 samples fall within limits.
AMIS0002	There are no problems with this standard.	There are no problems with this standard	There are no problems with this standard.		All the 20 samples fall within limits.
AMIS0005	No action needs to be taken with this standard only 5 out of 560 fell outside the 3 standard deviation limits.	No action needs to be taken with this standard only 7 out of 560 fell outside the 3 standard deviation limits.	Cannot give a comment on Au since there are no certified reference values for it.	No action needs to be taken 105 out of 560 fell outside the 3 standard deviation limits. No action needs to be taken on this standard.

No action needs to be taken on this standard. The bias of the mean for Pt, Pd, Au and Rh are slightly further from the desired value, this is caused only because the few samples that do fall outside of the expected value has great differences. Some of the samples that do fall below the expected value seem to be blanks and thus bring the bias of the mean down considerably. Should these values have been higher, the bias of the mean would have lifted.

AMIS0007	No action needs to be taken with this standard only 6 out of 1316 fell outside the 3 standard deviation limits.	No action needs to be taken with this standard only 2 out of 1316 fell outside the 3 standard deviation limits.	No action needs to be taken with this standard only 48 out of 1316 fell outside the 3 standard deviation limits.		No action needs to be taken on this standard the bias of mean was affected by a few outliers which can be due to swapping of samples.
AMIS0008

There are no problems with this standard only 3 out of 169 fell outside the 3 standard deviation limits. The 3 outliers had an effect on the Bias of mean however because of their proportion to the total, they did not push it far out.

There are no problems with this standard only 2 out of 169 fell outside the 3 standard deviation limits. The 2 outliers had an effect on the Bias of mean however because of their proportion to the total, they did not push it far out.

There are no problems with this standard only 2 out of 169 fell outside the 3 standard deviation limits. The 2 outliers had an effect on the Bias of mean however because of their proportion to the total, they did not push it far out.

There are 3 outliers and 55 bad samples, all of these values fall towards the lower end and is thus bringing the bias of the mean down. It is not a great amount of samples at this point, but could become something that should be monitored in the future.

AMIS0009	There are no problems with this standard	There are no problems with this standard	There are no problems with this standard	There are no problems with this standard
AMIS0010	There are no problems with this standard except for samples P18464 and P22322 which seem to be swapped samples, with a low grade samples.	There are no problems with this standard except for samples P18464 and P22322 which seem to be swapped samples, with a low grade samples	No certified reference values	There are no problems with this standard except for samples P18464 and P22322 which seem to be swapped samples, with a low grade samples.

Standard	Pt	Pd	Au	Rh	General Comment
AMIS0014	There are no problems with this standard except for sample P40724 seems to be swapped samples, with a low grade sample	There are no problems with this standard except for sample P40724 which seem to be swapped samples, with a low grade sample

The certified values available are only provisional, therefore even though the bias of mean is far below expected value, we cannot make a fair comment on the available results basing on provisional expected values.

There are no problems with this standard except for samples P40724 which seem to be swapped samples, with a low grade sample
AMIS0034	There are no problems with this standard	There are no problems with this standard	There are no problems with this standard	All the samples fall below the 3 standard deviation with a difference of around -50%. This needs to be investigated
CDN5	There are no problems with this standard only 18 out of 109 fell outside the 3 standard deviation limits.	There are no problems with this standard only 18 out of 109 fell outside the 3 standard deviation limits.	No reference values.	No reference values.

When examining CDN – PGMS 5 it immediately seems that there is a problem with Pt and Pd. This is however not as bad as it looks. It is quite clear that the results for Pt and Pd have been swapped for the last 18 samples. It would be advised to double check the results for these samples and request that the laboratory rectify this (should it be a laboratory error).

CDN6	There are no problems with this standard	There are no problems with this standard	There are no problems with this standard.

Concern should be raised when looking at the graph for Rh. All other graphs in this report have some differences in the values recorded for each standard; here the values clearly have exactly the same result for all the samples submitted.

CDN7	There are no problems with this standard	There are no problems with this standard	There are no problems with this standard	There are no problems with this standard
CDN11	There are no problems with this standard	There are no problems with this standard	There are no problems with this standard.

Concern should be raised when looking at the graph for Rh. All other graphs in this report have some differences in the values recorded for each standard; here the values clearly have exactly the same result for all the samples submitted.

Since inception, Canadian standards from CDN Resource Laboratories Ltd, Canada were used consisting of CDN–PGMS 5, 6, 7 and 11. The matrix of these standards, with Pt concentrations near 1g/t and Pd concentrations near 5g/t, is significantly different to Pt and Pd concentrations for the BIC.

Standards made from BIC mineralisation were used from drill hole WBJV027 onwards. AMIS0005 as well as AMIS0010 is made from UG2 and AMIS0007 from MR. These standard reference materials are manufactured and sold by African Mineral Standards of Johannesburg.

Generally, the standards are inserted in place of the fifteenth sample in the sample sequence. The standards are stored in sealed containers and considerable care is taken to ensure that they are not contaminated in any manner (e.g. through storage in a dusty environment, being placed in a less than pristine sample bag or being in any way contaminated in the core saw process).

Assay testing refers to Round Robin programs that comprise collection and preparation of material of varying matrices and grades to provide homogenous material for developing reference materials (standards) necessary for monitoring assaying. Assay testing is also useful in ensuring that analytical methods are matched to the mineralogical characteristics of the mineralisation being explored. Samples are sent to a sufficient number of international testing laboratories to provide enough assay data to statistically determine a representative mean value and standard deviation necessary for setting acceptance/rejection tolerance limits. Tolerance limits are set at two and three standard deviations from the Round Robin mean value of the reference material: a single batch is rejected when reference material assays are beyond the two standard deviations limit; and any two consecutive batches are rejected when reference material assays are beyond the two standard deviations limit on the same side of the mean. Canadian standards from CDN Resource Laboratories Ltd, Canada was initially used as reference consisting of CDN–PGMS 5, 6, 7 and 11 as no accredited standards for the BIC was available.

Tolerance limits are set at two and three standard deviations from the Round Robin mean value of the reference material: a single analytical batch is rejected for accuracy when reference material assays are beyond three standard deviations from the certified mean; and any two consecutive standards within the same batch are rejected on the basis of bias when both reference material assays are beyond two standard deviations limit on the same side of the mean.

All 2,446 standard sample values are plotted on a graph for each particular standard and element. The graphs are based on the actual round robin results from the different labs that evaluated the particular standards used on this project. The mean, two standard deviations (Mean+2SDV and Mean-2SDV) and three standard deviations (Mean+3SD and Mean-3SD) are plotted on the graphs as well as the assay values from PTM. These graphs and calculations are available on request in digital format.

A failed standard is considered cause for re-assay if it falls within a determined economic mining cut for either the Merensky or UG2 Reef (MRMC and UG2MC). In conclusion, the following failed standards listed in Table 5, are located in the economic mining cut. Standards that failed for Rh and/or Au (Rh evaluated for AMIS0005, AMIS0007 and AMIS0010 standards; Au evaluated for CDN-PGMS-5, 6, 7 and 11) were not included in the final results as the influence is deemed as not of material value.

Of the submitted 2,446 standard samples the total number of standards that failed for Pt and/or Pd based on 3SD deviations equals 39, Of these, only six are deemed to be true failures (present within the mining cut) and caused by laboratory problems which constitute a mere 0.25% failure rate.

Table 5: Failed Standards – Pt and Pd

BHID	Sample Id	Standard Type	Pt	Pd	Reef	Reason for Failure
WBJV099	P1526	AMIS0005	0.020	0.03	UG2	Possible Blank
WBJV006	J2982	CDN5	5.76	1.32	MR	Possible Value Swap
WBJV008	J2994	CDN5	5.56	1.19	UG2	Possible Value Swap
WBJV008	J2958	CDN5	5.84	1.26	MR	Possible Value Swap
WBJV005	J2880	CDN5	5.98	1.34	UG2	Possible Value Swap
WBJV002	J2702	CDN5	0.00	0.01	MR	Possible Blank

 Blanks

The insertion of blanks provides an important check on the laboratory practices, especially potential contamination or sample sequence mis-ordering. Blanks consist of a selection of Transvaal Quartzite pieces (devoid of Pt, Pd, copper and nickel mineralisation) of a mass similar to that of a normal core sample. The blank being used is always noted to track its behaviour and trace metal content. Typically, the first blank is sample five in a given sampling sequence.

Blank assay values of 2,372 blanks from PTM were plotted on graphs for each particular element – Platinum, Palladium, Rhodium and Gold. A warning limit is also plotted on the graphs, which is equal to five times the blank background. These graphs and calculations are available on request in digital format.

Of the submitted 2,372 blanks, only six failed, with several failures most likely the result of data entry errors in the field. This constitutes a mere 0.25% failure rate.

 Assay Validation

Although samples are assayed with reference materials, an assay validation programme is being conducted to ensure that assays are repeatable within statistical limits for the styles of mineralisation being investigated. It should be noted that validation is different from verification; the latter implies 100% repeatability. The assay validation programme entails:-

•

a re-assay programme conducted on standards that failed the tolerance limits set at two and three standard deviations from the Round Robin mean value of the reference material;

•

ongoing blind pulp duplicate assays at Set Point Laboratories; and

•

check assays conducted at an independent assaying facility (Genalysis).

 Re-assay

This procedure entails re-submission and re-assaying of failed standard (2) together with the standard (1) submitted before and the standard (3) submitted after the particular failed standard (2) as well as all submitted field samples (pulps) in between standard (1) and standard (3) were re-submitted for re-assaying.

 Laboratory Duplicates

The purpose of having field duplicates is to provide a check on possible sample over-selection. The field duplicate contains all levels of error – core or reverse-circulation cutting splitting, sample size reduction in the preparation laboratory, sub-sampling at the pulp and analytical error.

Field duplicates were, however, not used on this project due to the assemblage of the core. Firstly, BQ core has an outer diameter of only 36.2mm. Secondly, it is friable and brittle due to the chrome content: this makes it extremely difficult to quarter the core, which usually ends up in broken pieces and not a solid piece of core.

Because of this problem, the laboratory was asked to regularly assay split pulp samples as a duplicate sample to monitor analytical precision. The duplicate results were plotted, and these graphs and calculations are available on request in digital format. The original analysis vs. the duplicate analysis showed no irregular values. This indicates no sample miss-ordering or nugget effect.

 Check Assays

It was decided to use Genalysis in Perth as the second laboratory for checks on the assay results from Set Point. A total of 1104 samples were selected and as most of the check sampling sent to Genalysis was within the mining cuts, the laboratory was requested to add Osmium, Iridium and Ruthenium to the assay process to determine values for these elements. In addition to the extra elements, it was also required that the laboratory determined the specific gravity of each sample.

Due to the above request (assaying for Os, Ir and Ru) it was necessary that the laboratory used a different assay method to ascertain the values for the different elements. The Check Sampling was done using Nickel sulphide collection and not Lead (Pb) collection.

The check assay data set, consisting of graphs and calculations, are available on request in digital format. From these graphs, it was evident that the two laboratories are producing equivalent analyses and confirms the satisfactory performance of Set Point Laboratories on the standards.

Item 14 (d): Adequacy of Sampling Procedures, Security and Analytical Procedures

 Sampling Procedures

The QA/QC practice of PTM is a process beginning with the actual placement of the drill hole position (on the grid) and continuing through to the decision for the 3D economic intersection to be included in (passed into) the database. The values are also confirmed, as well as the correctness of correlation of reef/mining cut so that populations used in the geostatistical modelling are not mixed; this makes for a high degree of reliability in estimates of Mineral Resources/Mineral Reserves.

The author of this report (the independent QP) relied on subordinate qualified persons for the following:-

•

correct sampling procedures (marking, cutting, labelling and packaging) were followed at the exploration office and accurate recording (sample sheets and digital recording in SABLE) and chain-of-custody procedures were followed;

•

adequate sampling of the two economic horizons (MR and UG2);

•

preparations by PTM field staff with a high degree of precision and no deliberate or inadvertent bias;

•

correct procedures were adhered to at all points from field to database; and

•

PTM’s QA/QC system meets or exceeds the requirements of NI 43-101 and mining best practice.

The QP’s view is supported by Mr N Williams, who audited the whole process (from field to database), and by Mr A Deiss, who regularly audits the SABLE database for correct entry and integrity. These auditors also verified the standards, blanks and duplicates within the database as a second check to the QA/QC graphs run by Ms R de Klerk (Maxwell).

The QA/QC chain of excellence is illustrated in Figure 15.

Figure 15: PTM QA/QC Chain of Excellence

 Security

Samples are not removed from secured storage location without completion of a chain-of-custody document; this forms part of a continuous tracking system for the movement of the samples and persons responsible for their security. Ultimate responsibility for the secure and timely delivery of the samples to the chosen analytical facility rests with the project geologist and samples are not transported in any manner without the project geologist’s permission.

During the process of transportation between the Project site and analytical facility, the samples are inspected and signed for by each individual or company handling them. It is the mandate of both the supervising and project geologist to ensure secure transportation of the samples to the analytical facility. The original chain-of-custody document always accompanies the samples to their final destination.

The supervising geologist ensures that the analytical facility is aware of the PTM standards and requirements. It is the responsibility of the analytical facility to inspect for evidence of possible contamination of, or tampering with, the shipment received from PTM. A photocopy of the chain-of-custody document, signed and dated by an official of the analytical facility, is faxed to PTM’s offices in Johannesburg upon receipt of the samples by the analytical facility and the original signed letter is returned to PTM along with the signed analytical certificate/s.

The analytical facility’s instructions are that if they suspect the sample shipment has been tampered with, they will immediately contact the supervising geologist, who will arrange for someone in the employment of PTM to examine the sample shipment and confirm its integrity prior to the start of the analytical process.

If, upon inspection, the supervising geologist has any concerns whatsoever that the sample shipment may have been tampered with or otherwise compromised, the responsible geologist will immediately notify the PTM management in writing and will decide, with the input of management, how to proceed. In most cases analyses may still be completed, although the data must be treated, until proven otherwise, as suspect and unsuitable as a basis for a news release until additional sampling, quality control checks and examination prove their validity.

Should there be evidence or suspicions of tampering or contamination of the sampling, PTM will immediately undertake a security review of the entire operating procedure. The investigation will be conducted by an independent third party, whose report is to be delivered directly and solely to the directors of PTM, for their consideration and drafting of an action plan. All in-country exploration activities will be suspended until this review is complete and the findings have been conveyed to the directors of the company and acted upon.

The QP of this report is satisfied with the level of security and procedures emplaced to ensure sample integrity.

 Adequacy of Analytical Procedures

The QA/QC practice of PTM is a process beginning with the actual placement of the drill hole position (on the grid) and continuing through to the decision for the 3D economic intersection to be included in (passed into) the database. The values are also confirmed, as well as the correctness of correlation of reef/mining cut so that populations used in the geostatistical modelling are not mixed; this makes for a high degree of reliability in estimates of Mineral Resources/Mineral Reserves.

ITEM 15: DATA VERIFICATION

Item 15 (a): Quality Control Measures and Data Verification

All scientific information is manually captured and digitally recorded. The information derived from the core logging is manually recorded on A4-size logging sheets. After being captured manually, the data is electronically captured in a digital logging program (SABLE). For this exercise, the program has very specific requirements and standards. Should the entered data not be in the set format, the information is rejected. This is the first stage of the verification process.

After the information is transferred into SABLE, the same information is transferred into a modelling package (Datamine). Modelling packages are rigorous in their rejection of conflicting data, e.g. the input is aborted if there are any overlaps in distances or inconsistencies in stratigraphic or economic horizon nomenclature. This is the second stage of verification. Once these stages of digital data verification are complete, a third stage is generated in the form of section construction and continuity through Datamine. The lateral continuity and the packages of hanging wall and footwall stratigraphic units must align or be in a format consistent with the general geometry. If this is not the case, the information is again aborted.

The final stage of verification is of a geostatistical nature, where population distributions, variance and spatial relationships are considered. Anomalies in grade, thickness, isopach or isochron trends are noted and questioned. Should inconsistencies and varying trends be un-explainable, the base data is again interrogated, and the process is repeated until a suitable explanation is obtained.

Item 15 (b): Verification of Data

The geological and economic base data has been verified by Mr A Deiss and has been found to be acceptable.

Additional data verification was also conducted by Minxcon as part of the Mineral Resource estimation for Project 1 and 1 A, as detailed below:-

 Treatment of Missing Values and ‘Outliers’

With regard to missing Rh assay values within the assay data, a regression analysis was undertaken where the prill relationships to one another and to 3PGE + Au (4E) were generated. The missing Rh values were infilled with values utilizing the regression equation (y=mx+c). The regression to back-calculate the Rh values was in excess of R=88%.

With regard to missing specific gravity (SG) values, the average was generated for each individual lithological type, and the missing SG values inserted according to the lithological unit. The SG is critical in the data import stage; during compositing of the drill hole intersections into single width intersections, the composting is weighted with SG.

The following table summarises the variogram outliers employed after analyses of the population distributions for each reef. No capping / top cuts were necessary in the kriging stages of the estimation.

Table 6: Variogram Outliers – MR and UG2

Reef	Domain	Parameter	Top Cut
MRFW1	1	4E Content (cm.g/t)	100
MRFW2	1	4E Content (cm.g/t)	150
MRFW3	1	4E Content (cm.g/t)	120
MRMC	7	4E Content (cm.g/t)	1,200
UG2MC	2	4E Content (cm.g/t)	800

MRFW1 – MR Footwall Unit 1

MRFW2 – MR Footwall Unit 2

MRFW3 – MR Footwall Unit 3

MRMC – MR Mining Cut

UG2MC – UG2 Mining Cut

Item 15 (c): Nature of the Limitations of Data Verification Process

As with all information, inherent bias and inaccuracies can and may be present. Given the verification process that has been carried out, however, should there be a bias or inconsistency in the data, the error would be of no material consequence in the interpretation of the model or evaluation.

The data is checked for errors and inconsistencies at each step of handling. The data is also rechecked at the stage where it is entered into the deposit-modelling software. In addition to ongoing data checks by project staff, the senior management and directors of PTM have completed spot audits of the data and processing procedures. Audits have also been carried out on the recording of drill hole information, the assay interpretation and final compilation of the information.

The individuals in PTM’s senior management and certain directors of the company who completed the tests and designed the processes, are non-independent mining or geological experts.

Item 15 (d): Possible Reasons for Not Having Completed a Data Verification Process

All PTM data has been verified before being statistically processed.

ITEM 16: ADJACENT PROPERTIES

Item 16 (a): Comment on Public Domain Information about Adjacent Properties

The adjacent property to the south of the WBJV is the BRPM, which operates under a joint-venture agreement between AP and the RBR. The operation lies directly to the south of the Project Area and operating stopes are within 1,500m of the WBJV current drilling area. This is an operational mine and the additional information is published in AP’s 2006 Annual Report, which can be accessed on the www.angloplats.com website.

The RBR has itself made public disclosures and information with respect to the property and these can be found on www.rbr.co.za.

The AP website includes the following points for their BRPM operations (Annual Report, 2006):-

•

Originally, the design was for 200,000 tonnes per month MR operation from twin declines using a dip-mining method. The mine also completed an opencast MR and UG2 operation, and mechanised mining was started in the southern part of the mine.

•

The planned steady state would be 220,000 tonnes per month, 80% from traditional breast mining. As a result of returning to traditional breast mining, the development requirements are reduced.

•

The mining plan reverted to single skilled operators.

•

The mine mills about 2,400,000 tonnes per year with a built-up head grade of 4.31g/t 4E in 2006.

•

For 2006 the production was 217,800 equivalent refined platinum ounces.

•

Operating costs per ton milled in 2002, 2003, 2004, 2005 and 2006 were ZAR284/t, ZAR329/t, ZAR372/t, ZAR378/t and ZAR385/t respectively.

The adjacent property to the north of the WBJV is Wesizwe Platinum Limited. The Pilanesberg Project of Wesizwe is situated on the farms Frischgewaagd 96JQ, Ledig 909JQ, Mimosa 81JQ and Zandrivierpoort 210JP. An exploration programme is still actively underway.

Wesizwe’s interim report for the six months ended 30 June 2006 published by Wesizwe included a resource declaration on the MR and the UG2 horizons. The statement was prepared in accordance with Section 12 of listing requirements of the JSE and the SAMREC Code. This estimate is in the public domain, is relevant to the estimate under this report and cannot be reported here as it is not a historical estimate or within the scope of a NI 43-101 report.

Down-dip to the east is AP’s Styldrift Project, of which AP’s attributable interest is 50% of the Mineral Resources and Mineral Reserves. The declared 2006 Mineral Resource for the project, which is in the public domain, is relevant to the estimate under this report and cannot be reported here as it is not a historical estimate or within the scope of a NI 43-101 report.

Item 16 (b): Source of Adjacent Property Information

The BRPM operations information is available on website www.angloplats.com and the RBR’s information on website www.rbr.co.za. Wesizwe Platinum Limited information is accessible on website www.wesizwe.co.za and the Styldrift information on website www.angloplats.com.

Item 16 (c): Relevance of the Adjacent Property Information

The WBJV deposit is a continuation of the deposit concerned in the BRPM operations and the Wesizwe Project, and the information obtained from BRPM and Wesizwe is thus of major significance and appropriate in making decisions about the WBJV Project.

The technical information on adjoining properties has been sourced from public domain information and has not been verified by the QP of this report.

Item 16 (d): Application of the Adjacent Property Information

BRPM and Styldrift information from AP was used in the estimation of Mineral Resources. However, the details of this information cannot be disclosed as a confidentiality agreement exists between PTM and AP.

ITEM 17: MINERAL PROCESSING AND METALLURGICAL TESTING

Item 17 (a)Metallurgical Testing

The metallurgical test work that has been conducted on the WBJV Project 1 ore body was initially carried out by SGS Lakefield at the Pre-Feasibility stage. The initial testwork was followed by a study conducted by Mintek, South Africa, which involved a series of confirmatory metallurgical tests on MR and UG2 reef drill cores extracted from the Project 1 area for the purposes of a Feasibility Study. The following conclusions were extracted from the report compiled by Mintek (Evaluation of the Elandsfontein/Frischgewaagd PGE Deposit for the Western Bushveld Joint Venture, June 2009):-

The mineralogy, grade and occurrence of both reefs (MR and UG2) in the deposit were markedly variable. Due to the perceived non-representativity of the samples received, an optimum condition could not be identified with full confidence and the results and metallurgical interpretations should be considered preliminary – to be confirmed by future bulk sample processing testwork. In spite of this, the conclusions drawn are considered to be viable and will be useful for design purposes.

Predicted results refer to the grades and recoveries achieved from an intermediate product and gives an indication of the PGEs and base metals that would most probably report to the final concentrate; overall results refer to the final product generated from flotation tests utilising excessive residence time and gives an overestimation of the recovery likely to be achieved.

 Merensky Reef

The PGEs detected in the MR samples were mostly Pt-containing sulphides and tellurides (PtS, PtBiTe, PdBiTe and PtPdBiTe). Platinum and palladium occur as alloys (Fe, Sn, Pb and Sb) and arsenides in small amounts. The average size of the detected PGEs in the MR samples is between 1.6µm and 3.4µm.

The PGEs occur mostly as liberated in all of the three MR samples. A minor proportion of the PGEs is associated with base metal sulphides attached to gangue (20 vol% in MCT1. 9 vol% in MConc and 5 vol% in MCT2) and with PGEs attached to gangue (4 vol% in MCT1, 19 vol% in MConc and 23 vol% in MCT2). The secondary cleaner tailings sample MCT2 has some locked PGEs in gangue (11 vol%).

The gangue minerals associated with the PGEs are mostly silicates like orthopyroxene, clinopyroxene, feldspar, mica and amphibole. The relatively high concentration of orthopyroxene in the final concentrate sample (MConc) is probably explained by its ability to float under the conditions used.

Various samples were received from across the ore body and despite the rejection of certain cores due to an anomalously low head grade and/or their location on the mining map, the following conclusions were drawn:-

1.

The mineralogy, grade and occurrence of the reef in the deposit were markedly variable – the 4E head grade varies from 1.9g/t to 8.5g/t with an average of 5.3g/t;

2.

Extensive geological testwork pointed to an expected average 4E head grade of 6.8g/t. Of the cores received, only a few exhibited a head grade close to this and certain cores were excluded from the full investigation due to their anomalously low head grades. The location composite sample 4E head grade was 2.5g/t, which was considered uncharacteristic. A new high-grade sample was compiled which exhibited a 4E head grade of 4.7g/t and underwent comparative testwork;

3.

Rougher rate tests performed at various grinds showed that predicted 4E recoveries to the rougher concentrate in excess of 85% could be achieved even at a coarse grind. An increase in 4E recovery was noted with an increased grind (i.e. 4E recoveries of 88.9%, 90.1% and 96.1% achieved from grinds of 40%, 60% and 80% passing 75µm), indicating that the PGE particles were easily liberated and that the ore exhibits fast flotation kinetics;

4.

The predicted base metal recoveries were also higher than expected with, on average, 90% of the copper and 78% of the nickel in the feed reporting to the rougher concentrate;

5.

From MF-1 and MF-2 rougher and cleaner tests performed at varying depressant dosages the flotation kinetics of the PGEs and base metal sulphides could be modelled and the presence of floatable gangue determined;

6.

The closest prediction of MF-1 plant performance for the MR was achieved from and MF-1 Bryson test (at a grind of 40% passing 75µm) which yielded a final concentrate exhibiting a predicted 4E grade and recovery of 82g/t and 81%, respectively, from the original location composite exhibiting a 4E head grade of 2.5g/t. The overall 4E grade and recovery was 61g/t and 86%, respectively, with 8.5% recovery lost to the rougher tails. Overall, 86% of the copper and 57% of the nickel was recovered to the final concentrate at grades of 1.6% and 2.1%, respectively;

7.

The closest prediction of MF-2 plant performance for the MR was achieved from an MF-2 Bryson test (at a primary and secondary grind of 40% and 80% passing 75µm) which yielded a final concentrate exhibiting a predicted 4E grade and recovery of 122g/t and 87%, respectively, from the original location composite exhibiting a 4E head grade of 2.5g/t. The overall 4E grade and recovery was 85g/t and 91%, respectively, with 3% recovery lost to the rougher tails. Overall, 84% of the copper and 58% of the nickel reported to the final concentrate at grades of 2% and 2.8%, respectively;

8.

A final concentrate Cr2O3 grade of less than 1% will be easily attained from both an MF-1 and MF-2 circuit;

9.

A benchmarking exercise with neighbouring deposits suggested that a final concentrate grade 150g/t could be achieved at a recovery of 87.5% and Cr2O3 grade of less than 1%. The testwork performed by Mintek suggests that this is not an unreasonable assumption;

10.

Testwork performed on a new high-grade location composite show that, despite the higher 4E head grade, the base metal content was considerably lower and the flotation response is poorer than the lower grade location composite. It is evident that not all ore types haven identified and confirms the variability of the reefs across the ore body;

11.

Additional flotation tests indicated that a similar flotation performance was achieved from MF-1 and MF-2 circuits at similar grinds and therefore careful consideration should be given to the flowsheet selected to process the MR ore. Considering the current economic climate it would be advisable to give preference to the MF-1 processing route above an MF-2 processing route due to its significantly lower capital requirement. The flotation circuit can be expanded into a bulk standard MF-2 flowsheet capable of handling both MR and UG2 ore once sufficient cash flow has been generated. Companies that have followed this procedure have found that there are significant benefits to be gained from the lower start-up cost and the flexibility in having an option to change to an MF-2 circuit when the need arises, rather than being stuck with an unnecessarily complex and costly MF-2 circuit;

12.

The detailed concentrate assay indicated that the metal content of the final concentrates fell within the typical composition values for matte smelting;

13.

A mineralogical investigation of flotation products indicated that the bulk, viz. 68% of the PGEs in the final concentrate occurred, not as some would expect as composites with base metal sulphide minerals, but as liberated PGE minerals with the bismuth-telluride class predominating;

14.

The bulk of the PGE losses to the secondary cleaner tails (containing 6% of the 4E minerals at a grade of approximately 1g/t) also occurred as liberated bismuth-tellurides. This is unusual, as generally one would have expected that these types of values would report to the final product. In these cases no explanation or solution has been found but some researchers have pointed to species resulting from the oxidation of the base metal sulphide minerals as interfering with the flotation of thee minerals;

15.

Since the PGE losses in the final tails were mainly liberated bismuth-tellurides, if any recovery improvements are to be made without sacrificing grade, the conditions to enhance the flotation recovery of these particles will need to be found before the losses in composite particles are targeted; and

16.

A Grind-mill test and simulation was conducted to assist in designing the milling circuit and tails thickening tests were done for thickener design purposes.

 UG2

The following conclusions were drawn regarding the UG2 samples tested:-

1.

The grade and occurrence of the reef in the deposit were markedly variable – the 4E head grade varies from 0.7g/t to 7.2g/t with an average of 3.6g/t.

2.

Geological testwork pointed to an expected average 4E head grade of 3.8g/t. Some of the cores received exhibited a 4E head grade considerably lower than the expected head grade and had to be excluded from the full investigation. The location composite sample exhibited a 4E head grade close to the expected value of 3.6g/t;

3.

The influence of liberation was significant as can be seen from an increase in recovery derived from finer grinding. The overall 4E recovery achieved from the rougher concentrate improved from 87%

to 88% and finally 92% at grinds of 40%, 60% and 80% passing 75µm, respectively, all at similar grades;

4.

An MF-2 flotation circuit would be the preferred processing route for the UG2 ore as can be seen from the increase in the overall 4E recovery from 92% to 94% achieved from and MF-1 rougher rate test at 80% passing 75µm and an MF-2 rougher rate test employing a secondary grind of 90% passing 75µm, respectively, both at similar grades;

5.

The abovementioned results suggested that the PGE particles were easily liberated and floatable, albeit at a slower rate;

6.

From MF-1 and MF-2 rougher and cleaner rate tests performed at varying depressant dosages the flotation kinetics of the PGEs and base metal sulphides can be modelled and the presence of floatable gangue determined;

7.

An MF-1 Bryson test (at a grind of 40% passing 75µm) yielded a final concentrate exhibiting an overall 4E grade and recovery of 70g/t and 76%, respectively, from the location composite exhibiting a 4E head grade of 4.2g/t, with 16% recovery lost to the rougher tails;

8.

An MF-2 Bryson test (at a primary and secondary grind of 40% and 90% passing 75µm, respectively), yielded a final concentrate exhibiting an overall 4E head grade and recovery of 75g/t and 85%, respectively, from the location composite exhibiting a 4E head grade of 4.2g/t, with 6% lost to the rougher tails;

9.

The closest approximation of MF-2 plant performance was achieved from a five-cycle MF-2 locked cycle test, which gave a predicted 4E grade and recovery of 102g/t and 86% respectively, from the original location composite exhibiting a 4E head grade of 3.6g/t;

10.

A final concentrate Cr2O3 grade of less than 4% is attainable and can be reduced further once increased circulating loads are present in the flotation cleaning circuit;

11.

A benchmarking exercise with neighbouring deposits suggested that a final concentrate grade of 150g/t could be achieved at a recovery of 82.5% and a Cr2O3 grade of less than 4%. Again, the flotation testwork performed suggested that there is potential to achieve this benchmark;

12.

The detailed concentrate assay indicated that the metal content of the final concentrates falls within the typical composition values for matte smelting;

13.

A mineralogical investigation of flotation products showed that the PGEs in the final concentrate occurred mainly as sulphides and they were mostly, viz. 63%, present associated with composite particles of base metal sulphides (predominantly pentalandite) and gangue particles (predominantly orthopyroxene) or associated with liberated base metal sulphides; and

14.

Some, viz. 32%, of the PGE losses to the secondary cleaner tails (containing 10% of the 4E minerals at a grade of approximately 5g/t) again occurred as liberated sulphides but in this case the high association in composites would indicate the potential for a cleaner tails re-grind circuit.

Future testwork should be aimed at obtaining representative bulk samples from both reefs for the purpose of an extensive flotation pilot plant campaign. This will allow the cleaner circuits to be run for an extended period which will improved the confidence level of the results.

Item 17 (b): Mineral Processing

Based on the metallurgical test work completed by SGS Lakefield for the pre-feasibility study, GRD Minproc were commissioned to design and cost a MF2 (mill-float mill-float) circuit to treat the ores from the WBJV Project 1 deposit, either as pure Merensky, pure UG2 or a 20% blend of each in the plant feed.

The process plant is to treat up to 140 000 tonnes of reef per month through the facility. The process plant will be operated on a contract operations basis with a reputable process operator, of which there are a number now working in the platinum industry.

The design of the concentrator plant has been detailed in the Feasibility Study (dated July 2008). The Feasibility Study Technical Report is available from www.sedar.com.

ITEM 18: MINERAL RESOURCE ESTIMATES

Item 18 (a): Standard Resource and Reserve Reporting System

This Technical Report utilizes definitions within the Canadian National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Resource classifications set out in the South African Code for the Reporting of Exploration Results, Mineral Resource and Mineral Reserves (“SAMREC Code”), relating to Project 1 & 1A Areas (“Project 1”, “Project 1A”).

The Mineral Resource pertains to 4E Content at a 300cm.g/t cut-off. A cut-off grade of 300cm.g/t was selected as a Mineral Resource cut-off. The reason for using the 300cm.g/t cut-off is in compliance with responsible engineering practice to simulate probable working cost and flow of ore parameters, in order to report potentially economical resources.

Item 18 (b): Comment on Resource and Reserve Subsets

Only Mineral Resources have been estimated for this report. All Mineral Resources have been classified as Measured, Indicated and Inferred Mineral Resources, according to the definitions of the SAMREC code & NI 43-101.

Item 18 (c): Comment on Inferred Resource

Inferred Mineral Resources have been classified. However, no addition of the Inferred Mineral Resources to other Mineral Resource categories has taken place.

A portion of the Mineral Resource fulfilled the requirements of an Inferred Mineral Resource, based on data availability and the estimation parameter results. A large portion of the Inferred Mineral Resource declared in 2008 has been moved into Indicated Mineral Resource confidence based primarily on data support and optimization of the kriging estimation parameters. Currently, the Inferred Mineral Resource for both the UG2 and MR are spatially located in an area referred to as the “Lion Park”, where limited drilling has occurred historically and recently. In order to bring this area to a Mineral Resource confidence level greater than Inferred, the area would require in-fill drilling.

Item 18 (d): Relationship of the QP to the Issuer

Apart from having been contracted to compile this report, the QP has no commercial or other relationship with PTM.

Item 18 (e): Detailed Mineral Resource Tabulation

The following tables summarise the Mineral Resource estimate for the WBJV at a 300cm.g/t 4E cut-off.

Table 7: WBJV Mineral Resource Estimation Tabulation

Measured Mineral Resource (4E)	Cut-off (cm.g/t)	Tonnage (Mt)	Grade 4E (g/t)	Mining Width (m)	Content (4E) t	Content 4E (Moz)
Project 1 MR	300	6.603	8.38	1.33	55.333	1.779
Project 1 UG2	300	7.464	4.26	1.34	31.797	1.022
Total Measured	300	14.067	6.19	1.34	87.130	2.801

Prill Splits	Pt	Pt (g/t)	Pd	Pd (g/t)	Rh	Rh (g/t)	Au	Au (g/t)
Project 1 MR	64%	5.36	27%	2.26	4%	0.34	5%	0.42
Project 1 UG2	63%	2.68	26%	1.11	10%	0.43	1%	0.04

Indicated Mineral Resource (4E)	Cut-off (cm.g/t)	Tonnage (Mt)	Grade 4E (g/t)	Mining Width (m)	Content (4E) t	Content 4E (Moz)
Project 1 MR & 1A	300	11.183	7.25	1.24	81.077	2.607
Project 1 & 1A UG2	300	19.209	4.46	1.39	85.672	2.754
Total Indicated	300	30.392	5.49	1.34	166.749	5.361

Prill Splits	Pt	Pt (g/t)	Pd	Pd (g/t)	Rh	Rh (g/t)	Au	Au (g/t)
Project 1 MR	64%	4.46	27%	1.96	4%	0.29	5%	0.36
Project 1 UG2	63%	2.81	26%	1.16	10%	0.45	1%	0.04

Inferred Mineral Resource (4E)	Cut-off (cm.g/t)	Tonnage (Mt)	Grade 4E (g/t)	Mining Width (m)	Content (4E) t	Content 4E (Moz)
Project 1 MR & 1A	300	0.154	8.96	1.06	1.380	0.044
Project 1 & 1A UG2	300	0.022	3.91	0.83	0.086	0.003
Total Inferred	300	0.176	8.33	1.03	1.466	0.047

Prill Splits	Pt	Pt (g/t)	Pd	Pd (g/t)	Rh	Rh (g/t)	Au	Au (g/t)
Project 1 MR	64%	5.73	27%	2.42	4%	0.36	5%	0.45
Project 1 UG2	63%	2.46	26%	1.02	10%	0.39	1%	0.04

Resource Statement:

MR = Merensky Reef; UG2 = Upper Group No. 2 chromitite seam; PGE = Platinum Group Elements. The cut-offs for Mineral Resources have been established by a qualified person after a review of potential operating costs and other factors. PTM owns 37% of the WBJV. The Mineral Resources stated above are shown on a 100% basis, that is, for the WBJV as a whole entity. The Inferred Mineral Resources have a large degree of uncertainty as to their existence and whether they can be mined economically or legally. It cannot be assumed that all or any part of the Inferred Resource will be upgraded to a higher confidence category. The current Mineral Resource model is based on available drill hole results over the history of the Project Areas, including drill holes results obtained in 2009. The data was received from PTM, from Mr W Visser who is regarded as the QP for the data. Mr Visser is not independent. The independent QP who constructed the Mineral Resource estimates is Mr CJ Muller, Director of Minxcon (Pty) Ltd, who is a National Instrument 43-101 Qualified Person, with professional registration with SACNASP (South Africa), and is responsible for the technical aspects of this report. The Mineral Resource estimate is based on a 2D computer block model with 4E estimated into 200X200X1 metre blocks using full reef width composite data. The drill hole data was composited with specific gravity. The grade models were constructed from simple kriged estimates. The MR was kriged over a minimum mining width of 0.80m and includes footwall mineralisation that is above 2g/t, within the first 60cm below the reef. The UG2 was kriged over a minimum mining width of 0.80m. The grade models were verified by visual and statistical methods and deemed to be globally unbiased. The blocks were classified into Measured, Indicated and Inferred Resource categories using the following and not limited thereto: sampling Quality Assurance and Quality Control, geological confidence, number of samples used to inform a block, kriging variance, distance to sample (variogram range), lower confidence limit, kriging efficiency, regression slope, etc. The Mineral Resource is reported as inclusive of Mineral Reserves. No environmental, permitting, legal, taxation, socio-political, marketing or other issues are expected to materially affect the above Mineral Resource estimate and hence have not been used to modify the Mineral Resource estimate. Conversion Factor used – kg to oz = 32.15076.

The following tables summarize the grade and tonnage relationships for the MR & UG2:-

Table 8: Grade Tonnage Curve Estimates (4E) for the MR Mineral Resource

Cut-Off Grade	MR MEASURED PROJECT 1 & 1A
	Tonnage	Geological Loss	Tonnage	Grade	Content	Content
	Mt	%	Mt	g/t	Kg	Moz
0	11.054	14%	9.506	6.74	64,070	2.060
100	9.164	14%	7.881	7.72	60,841	1.956
200	8.496	14%	7.307	7.96	58,164	1.870
300	7.678	14%	6.603	8.38	55,333	1.779
400	6.594	14%	5.671	9.1	51,436	1.654
500	5.511	14%	4.739	9.87	46,774	1.504
600	4.567	14%	3.928	10.70	42,030	1.351

Cut-Off Grade	MR INDICATED PROJECT 1 & 1A
	Tonnage	Geological Loss	Tonnage	Grade	Content	Content
	Mt	%	Mt	g/t	Kg	Moz
0	20.431	14%	17.571	5.25	92,248	2.966
100	17.131	14%	14.733	6.06	89,282	2.870
200	14.950	14%	12.857	6.66	85,628	2.753
300	13.004	14%	11.183	7.25	81,077	2.607
400	10.999	14%	9.459	7.94	75,104	2.415
500	9.122	14%	7.845	8.68	68,095	2.189
600	7.517	14%	6.465	9.41	60,836	1.956

Cut-Off Grade	MR INFERRED PROJECT 1 & 1A
	Tonnage	Geological Loss	Tonnage	Grade	Content	Content
	Mt	%	Mt	g/t	Kg	Moz
0	0.963	14%	0.828	2.56	2,120	0.068
100	0.437	14%	0.376	4.85	1,824	0.059
200	0.239	14%	0.206	7.45	1,535	0.049
300	0.179	14%	0.154	8.96	1,380	0.044
400	0.150	14%	0.129	9.95	1,284	0.041
500	0.129	14%	0.111	10.82	1,201	0.039
600	0.112	14%	0.096	11.70	1,123	0.036

Grade tonnage curves for the MR Measured, Indicated and Inferred Resources are depicted in the figures below:-

Figure 16: MR 4E Measured Resource Grade Tonnage Curve

SMU = Smallest Mining Unit

Figure 17: MR 4E Indicated Resource Grade Tonnage Curve

Figure 18: MR 4E Inferred Resource Grade Tonnage Curve

Table 9: Grade Tonnage Curve Estimates (4E) for the UG2 Mineral Resource

Cut-Off Grade	UG2 MEASURED PROJECT 1 & 1A
	Tonnage	Geological Loss	Tonnage	Grade	Content	Content
	Mt	%	Mt	g/t	Kg	Moz
0	13.243	23%	10.197	3.60	36,709	1.180
100	12.759	23%	9.824	3.70	36,349	1.169
200	11.538	23%	8.884	3.94	35,003	1.125
300	9.694	23%	7.464	4.26	31,797	1.022
400	7.529	23%	5.797	4.7	26,956	0.867
500	5.382	23%	4.144	5.12	21,217	0.682
600	3.625	23%	2.791	5.65	15,769	0.507

Cut-Off Grade	UG2 INDICATED PROJECT 1 & 1A
	Tonnage	Geological Loss	Tonnage	Grade	Content	Content
	Mt	%	Mt	g/t	Kg	Moz
0	32.883	23%	25.320	3.78	95,710	3.077
100	31.185	23%	24.012	3.95	94,847	3.049
200	28.956	23%	22.296	4.14	92,305	2.968
300	24.947	23%	19.209	4.46	85,672	2.754
400	19.735	23%	15.196	4.92	74,764	2.404
500	14.834	23%	11.422	5.44	62,136	1.998
600	10.890	23%	8.385	6.00	50,310	1.618

	UG2 INFERRED PROJECT 1 & 1A
Cut-Off Grade	Tonnage	Geological Loss	Tonnage	Grade	Content	Content
	Mt	%	Mt	g/t	Kg	Moz
0	0.946	23%	0.728	0.79	575	0.018
100	0.173	23%	0.133	2.26	301	0.010
200	0.084	23%	0.065	2.97	193	0.006
300	0.028	23%	0.022	3.91	86	0.003
400	0.008	23%	0.006	4.93	30	0.001
500	0.002	23%	0.002	5.98	12	0.000
600	0.001	23%	0.001	7.05	7	0.000

Grade tonnage curves for the MR Measured, Indicated and Inferred Resources are depicted in the figures below:-

Figure 19: UG2 4E Measured Resource Grade Tonnage Curve

Figure 20: UG2 4E Indicated Resource Grade Tonnage Curve

Figure 21: UG2 4E Inferred Resource Grade Tonnage Curve

The estimated SG values were used for the tonnage calculations; the average for the MR is 3.23t/m3 and 3.60t/m3 for the UG2. The SG represents the mining width intersections and not solely chromitite for the UG2 and the pyroxenitic material for the MR.

Item 19(f): Key Assumptions, Parameters and Methods of Resource Calculation

 Data Used

The drill hole file received by Minxcon from the client underwent six main steps before Mineral Resource estimation could be carried out namely:-

1.

Reef coding;

2.

Determination of Rh values and regression analysis;

3.

SG weighting;

4.

Compositing;

5.

Determination of reef cuts; and

6.

Conversion to true widths.

 Reef Coding Methodology

The data was coded and then composited in Datamine. The reef coding was done by the QP and executed under the following key guidelines:-

•

The unit coded as MR & UG2 by the client;

•

The sample length – where a sample was taken, the composites were not split;

•

The lithology  with respect to the MR– any norites coded as reef were failed unless the reef and norite were collected as one sample; and

•

The footwall of sample length.

After effecting the above four criteria to the reef intersections, the intersections underwent a “pass” or “fail” procedure where the intersection was failed as a valid MR intersection if:-

a)

Iron replacement occurred (an IRUP);

b)

The intersection was severely faulted; or

c)

The reef was squeezed.

Note that reference has been made to the MR only. However, the same coding strategy was applied to the UG2.

 Treatment of Holes Drilled through Area without Reef Development

Only 164 drill holes out of 262 intersected the MR. To avoid extrapolating reef over those areas where reef was not intersected, it was attempted to domain such areas out of the model.

 Determination of Rhodium Values at Locations were RH assays were not done

Minxcon realised that because some samples were not assayed for Rh, the 4E values would be incorrect. 4E is the summation of the grades for Pt, Pd, Rh and Au. To correct that as best as possible, linear regression analysis between Pt values and Rh was conducted in order to predict the Rh value at non-sampled locations. The strong relationship between Pt and Rh was used to predict the Rh value and thus the correction to the 4E summation was derived as best as possible.

Regression analysis was carried out on all the MR samples that had both Pt and Rh values. Figure 22 shows the regression plot with the dependence of the Rh to the Pt value described by the linear equation y=0.052x + 0.0469, as shown in Figure 22. Thus, for a known Pt value “X”, the corresponding Rh value “Y” is derived by multiplying the Pt value by 0.052 and adding a constant 0.0469.

Figure 22: Pt-Rh Regression Plot for the MR

Merensky Reef Platinum:Rhodium Regression Plot
y = 0.052x + 0.0469
R² = 0.7868
r=88.7%
Rh (g/t)
Pt (g/t)
0
0.5
1
1.5
2
2.5
0
5
10
15
20
25
30
35
40

Regression analysis was also carried out on all the UG2 samples that had both Pt and Rh values. Figure 23 shows the regression plot with the dependence of the Rh to the Pt value described by the linear equation y=0.122x+0.0706. Thus, the corresponding RH value “Y” for a known Pt value “X” is derived by multiplying the Pt value by 0.122 and adding a constant 0.0706.

Figure 23: Pt-Rh Regression Plot for the UG2

UG2 Reef Platinum: Rhodium Regreesion Plot
y = 0.122x + 0.0706
R² = 0.795
R=89.16%
Rh(g/t)
Pt(g/t)
0
0.2
0.4
0.6
0.8
1
1.2
1.4
1.6
1.8
0
2
4
6
8
10
12
14

 Determination of SG Values at Locations where SG Measurements were Incomplete

Because the compositing strategy required an SG weighting, the samples whose SG values were not measured were assigned an average SG for the relevant lithology. The average SG used per lithology are shown in Table 10 below. The tabulation is only for the units affected.

Table 10: Average Specific Gravities per Lithology

Unit	FPYXCR	PEGFPXCR	CR	PEGFPYX	FPYX	LN	N	POIKAN	DOL
SG	3.60	3.69	3.80	3.25	3.28	2.95	3.00	2.92	3.21

Notes:

FPYXCR = Feldspathic pyroxenite with associated chromitite layer

PEGFPXCR = Pegmatoidal feldspathic pyroxenite with associated chromitite layer

CR = Chromitite

PEGFPYX = Pegmatoidal feldspathic pyroxenite

FPYX = Feldspathic pyroxenite

LN = Leuconorite

N = Norite

POIKAN = Poikilitic Anorthosite

DOL = Dolerite

Once all the samples had been assigned an SG, the compositing could be done as accurately as possible using the SG weighting.

 Compositing Strategy

The samples utilized in the Mineral Resource estimation represent full reef composites, as estimation is conducted in two dimensions (2D). During the compositing phase the drill hole intercepts were weighted with SG values.

 Widths of Mineralised Zones – Resource Cuts

The methodology in determining the resource cuts is derived from the core intersections. Generally, the economic reefs are about 60cm thick. For both the MR and UG2, the marker unit is the bottom reef contact, which is a chromite contact of less than a centimetre. The cut is taken from that chromite contact and extended vertically to accommodate most of the metal content. If this should result in a resource cut less than 80cm up from the bottom reef contact, it is extended further to 80cm. If the resource cut is thicker than the proposed 80cm, the last significant reported sample value above 80cm is added to determine the top reef contact.

In the case of the UG2, the triplets (if and where developed and within 30cm from the top contact) are included in the resource cut.

See Item 16 (a) for greater detail on resource cuts.

 Drill Hole Database

The data was supplied by PTM and verified by Minxcon. The primary driver for the update to the estimation was the drilling of four new drill holes, WBJV237 to WBJV241, as well as the analysis of additional samples taken from the geotechnical holes drilled. The coding of the data was undertaken independent of previous coding exercises, and verified against the previous estimation model data coding. Minor discrepancies on a few number of drill holes resulted. The database consists entirely of surface drilled boreholes as supplied by PTM.

The data was coded and then composited in Datamine. The 4E grade was then multiplied by the dip corrected CW, and 4E content calculated. The reason for using the content value in the estimation process is the greater stability of the variance for content in relation to grade (“g/t”). Kriging is based on the spatial relationships of variance. For the 2009 estimation exercise only 4E and CW as well as SG were estimated.

The diagram shown in Figure 24 shows the data posting of the drill holes used for the MR evaluation and which fall within the PTM lease boundary.

Figure 24: MR Drill Hole Data – Excluding AP Drill Holes

Figure 25 shows all the drill holes used in the MR Mineral Resource update for the PTM Project. These include AP drill holes that lie outside the lease boundary but which are useful in characterising data distribution trends as closely as possible given the available data.

Figure 25: MR Drill Hole Data – Including AP Drill Holes

The diagram shown in Figure 26 shows the data posting of the drill holes used for the UG2 evaluation and which fall within the PTM lease boundary.

Figure 26: UG2 Drill Hole Data – Excluding AP Drill Holes

Figure 27 shows all the drill holes used in the UG2 Mineral Resource update for the PTM Project and these include AP drill holes which lie outside the lease boundary but which are useful in characterising data distribution trends as closely as possible given the available data.

Figure 27: UG2 Drill Hole Data – Including AP Drill Holes

Statistical Analysis

Descriptive statistics in the form of histograms (frequency distributions) and probability plots (to evaluate the normality of the distribution of a variable) were used to develop an understanding of statistical relationships. Skewness is a measure of the deviation of the distribution from symmetry (0 = no skewness). Kurtosis measures the "peakedness" of a distribution (3 = normal distribution).

Statistical analyses were undertaken for the MR mining cut and are tabulated below in Table 11. The covariances for all the domains except Domain 5 were below one. The domain 5 covariance may not necessarily be indicative of high variances as there are too few data points. The average Coefficient of Variation (CoV) for the MR content is 0.79 and 0.61 for the 4E grade.

Table 11: Statistical Analysis –Drill Hole Data per Domain – MR

	MR Domain 1 Descriptive Statistics
	Valid N	Mean	Minimum	Maximum	Variance	Std. Dev	Skewness	Kurtosis
4EContent (cm.g/t)	71	735.14	56.56	3,881.70	502,072.70	708.571	2.452	6.804
Grade (4E) (g/t)	71	6.70	0.68	25.48	21.20	4.599	1.647	3.576
Channel Width (CW) (cm)	71	101.55	80.19	201.20	918.0	30.299	1.592	1.450
Specific Gravity (SG) (t/m3)	71	3.24	3.05	3.48	0.0	0.067	0.561	3.994
Log of 4E Content	71	6.27	4.04	8.26	0.6	0.803	0.122	0.432
Log of 4E	71	1.69	-0.39	3.24	0.5	0.688	-0.378	0.589

CoV (4E Content):

0.96

CoV (4E):

0.69

	MR Domain 2 Descriptive Statistics
	Valid N	Mean	Minimum	Maximum	Variance	Std. Dev	Skewness	Kurtosis
4EContent (cm.g/t)	1	52.27	52.27	52.27
Grade (4E) (g/t)	1	0.65	0.65	0.65
Channel Width (CW) (cm)	1	80.19	80.19	80.19
Specific Gravity (SG) (t/m3)	1	3.23	3.23	3.23
Log of 4E Content	1	3.96	3.96	3.96
Log of 4E	1	-0.43	-0.43	-0.43

CoV (4E Content): (too few data points) CoV (4E): (too few data points)

	MR Domain 3 Descriptive Statistics
	Valid N	Mean	Minimum	Maximum	Variance	Std. Dev	Skewness	Kurtosis
4EContent (cm.g/t)	6	111.33	37.89	182.00	2,961.3	54.418	-0.235	-1.143
Grade (4E) (g/t)	6	1.30	0.44	2.13	0.4	0.636	-0.235	-1.143
Channel Width (CW) (cm)	6	85.60	85.60	85.60	0.0	0.000
Specific Gravity (SG) (t/m3)	6	3.21	3.08	3.33	0.0	0.086	-0.390	0.483
Log of 4E Content	6	4.58	3.63	5.20	0.4	0.601	-0.887	-0.576
Log of 4E	6	0.13	-0.81	0.75	0.4	0.601	-0.887	-0.576

CoV (4E Content):

0.49

CoV (4E):

0.49

	MR Domain 4 Descriptive Statistics
	Valid N	Mean	Minimum	Maximum	Variance	Std. Dev	Skewness	Kurtosis
4EContent (cm.g/t)	9	1,105.52	121.47	3,127.39	1,053,368.9	1,026.338	1.164	0.221
Grade (4E) (g/t)	9	7.19	1.42	12.36	11.2	3.348	-0.188	-0.306
Channel Width (CW) (cm)	9	130.83	85.60	253.12	4795.8	69.252	1.020	-0.946
Specific Gravity (SG) (t/m3)	9	3.26	3.18	3.33	0.0	0.039	0.007	2.784
Log of 4E Content	9	6.59	4.80	8.05	1.0	1.014	-0.162	-0.213
Log of 4E	9	1.83	0.35	2.51	0.4	0.647	-1.611	3.232

CoV (4E Content):

0.93

CoV (4E):

0.47

	MR Domain 5 Descriptive Statistics
	Valid N	Mean	Minimum	Maximum	Variance	Std. Dev	Skewness	Kurtosis
4EContent (cm.g/t)	5	169.07	18.88	491.48	37,767.0	194.337	1.570	2.167
Grade (4E) (g/t)	5	2.11	0.24	6.13	5.9	2.423	1.570	2.167
Channel Width (CW) (cm)	5	80.19	80.19	80.19	0.0	0.000	0.000	0.000
Specific Gravity (SG) (t/m3)	5	3.18	2.99	3.28	0.0	0.117	-1.278	1.140
Log of 4E Content	5	4.54	2.94	6.20	1.6	1.270	0.128	-0.902
Log of 4E	5	0.16	-1.45	1.81	1.6	1.270	0.128	-0.902

CoV (4E Content):

1.15

CoV (4E):

1.15

	MR Domain 6 Descriptive Statistics
	Valid N	Mean	Minimum	Maximum	Variance	Std. Dev	Skewness	Kurtosis
4EContent (cm.g/t)	35	705.52	6.24	2,283.80	279,123.8	528.322	1.157	1.483
Grade (4E) (g/t)	35	7.14	0.08	16.99	18.5	4.301	0.348	-0.259
Channel Width (CW) (cm)	35	94.99	80.19	198.42	1,016.1	31.877	2.520	5.286
Specific Gravity (SG) (t/m3)	35	3.21	3.00	3.35	0.0	0.084	-1.080	0.444
Log of 4E Content	35	6.11	1.83	7.73	1.6	1.275	-1.846	3.669
Log of 4E	35	1.59	-2.55	2.83	1.4	1.197	-2.108	4.447

CoV (4E Content):

0.75

CoV (4E):

0.60

	MR Domain 7 Descriptive Statistics
	Valid N	Mean	Minimum	Maximum	Variance	Std. Dev	Skewness	Kurtosis
4EContent (cm.g/t)	10	297.07	94.14	519.82	21,892.2	147.960	0.197	-1.362
Grade (4E) (g/t)	10	3.37	1.10	6.07	3.2	1.798	0.276	-1.572
Channel Width (CW) (cm)	10	89.78	85.60	111.27	82.9	9.103	2.038	3.180
Specific Gravity (SG) (t/m3)	10	3.18	2.94	3.27	0.0	0.097	-1.829	4.377
Log of 4E Content	10	5.56	4.54	6.25	0.3	0.566	-0.475	-0.831
Log of 4E	10	1.07	0.10	1.80	0.3	0.590	-0.247	-1.396

CoV (4E Content):

0.50

CoV (4E):

0.53

	MR Domain 8 Descriptive Statistics
	Valid N	Mean	Minimum	Maximum	Variance	Std. Dev	Skewness	Kurtosis
4EContent (cm.g/t)	13	1,262.50	436.49	3,435.28	884,480.0	940.468	1.621	1.593
Grade (4E) (g/t)	13	8.16	3.89	12.87	7.6	2.748	0.100	-0.965
Channel Width (CW) (cm)	13	165.34	85.60	420.37	16,170.7	127.164	1.434	0.301
Specific Gravity (SG) (t/m3)	13	3.24	3.16	3.35	0.0	0.067	0.231	-1.297
Log of 4E Content	13	6.94	6.08	8.14	0.4	0.622	0.840	0.032
Log of 4E	13	2.04	1.36	2.55	0.1	0.362	-0.434	-0.760

CoV (4E Content):

0.74

CoV (4E):

0.34

Statistical analyses were also undertaken for the UG2 mining cut and are tabulated below in Table 12. The average CoV for the UG2 content is 0.68 and 0.47 for the 4E grade.

Table 12: Statistical Analysis –Drill Hole Data per Domain – UG2

	UG2 Domain 1 Descriptive Statistics
	Valid N	Mean	Minimum	Maximum	Variance	Std. Dev	Skewness	Kurtosis
4EContent (cm.g/t))	55	726.77	81.84	2,975.43	324,805.5	569.917	1.602	3.369
Grade (4E) (g/t)	55	4.43	0.96	15.11	5.1	2.257	1.860	8.254
Channel Width (CW) (cm)	55	157.75	83.45	526.64	8,904.2	94.362	1.783	3.519
Specific Gravity (SG) (t/m3)	55	3.80	3.08	4.26	0.1	0.270	-0.911	0.530
Log of 4E Content	55	6.28	4.40	8.00	0.7	0.840	-0.432	-0.130
Log of 4E	55	1.36	-0.04	2.72	0.3	0.547	-0.771	0.860

CoV (4E Content):

0.78

CoV (4E):

0.51

	UG2 Domain 2 Descriptive Statistics
	Valid N	Mean	Minimum	Maximum	Variance	Std. Dev	Skewness	Kurtosis
4EContent (cm.g/t)	21	403.98	52.38	1,457.31	112,653.4	335.639	1.571	3.561
Grade (4E) (g/t)	21	3.33	0.63	6.60	3.4	1.836	0.276	-1.140
Channel Width (CW) (cm)	21	109.24	80.19	220.97	1,686.8	41.070	1.486	1.434
Specific Gravity (SG) (t/m3)	21	3.63	3.22	3.83	0.0	0.212	-0.711	-1.060
Log of 4E Content	21	5.66	3.96	7.28	0.8	0.888	-0.166	-0.938
Log of 4E	21	1.02	-0.47	1.89	0.4	0.659	-0.589	-0.466

CoV (4E Content):

0.83

CoV (4E):

0.55

	UG2 Domain 3 Descriptive Statistics
	Valid N	Mean	Minimum	Maximum	Variance	Std. Dev	Skewness	Kurtosis
4EContent (cm.g/t)	12	166.96	11.86	577.88	22,151.0	148.832	2.075	5.453
Grade (4E)	12	1.67	0.15	4.62	1.4	1.184	1.370	2.661
Channel Width (CW)	12	96.46	80.19	220.67	1,692.1	41.135	2.983	9.136
Specific Gravity (SG) (t/m3)	12	3.30	2.97	3.82	0.1	0.248	0.725	-0.005
Log of 4E Content	12	4.76	2.47	6.36	1.0	0.978	-0.886	1.990
Log of 4E	12	0.24	-1.91	1.53	0.8	0.873	-1.217	2.734

CoV (4E Content):

0.81

CoV (4E):

0.71

	UG2 Domain 4 Descriptive Statistics
	Valid N	Mean	Minimum	Maximum	Variance	Std. Dev	Skewness	Kurtosis
4EContent (cm.g/t)	26	389.71	120.96	688.38	31,263.6	176.815	0.125	-1.231
Grade (4E) (g/t)	26	3.28	1.41	5.80	1.4	1.162	0.431	-0.259
Channel Width (CW) (cm)	26	116.61	83.45	167.82	957.9	30.949	0.320	-1.551
Specific Gravity (SG) (t/m3)	26	3.69	3.20	3.97	0.0	0.211	-0.826	-0.207
Log of 4E Content	26	5.85	4.80	6.53	0.3	0.517	-0.478	-0.938
Log of 4E	26	1.12	0.35	1.76	0.1	0.372	-0.326	-0.471

CoV (4E Content):

0.45

CoV (4E):

0.35

	UG2 Reef Domain 5 Descriptive Statistics
	Valid N	Mean	Minimum	Maximum	Variance	Std. Dev	Skewness	Kurtosis
4EContent (cm.g/t)	9	46.43	13.28	122.83	990.4	31.471	2.020	5.164
Grade (4E) (g/t)	9	0.58	0.17	1.53	0.2	0.392	2.020	5.164
Channel Width (CW) (cm)	9	80.19	80.19	80.19	0.0	0.000	0.000	0.000
Specific Gravity (SG) (t/m3)	9	3.21	3.00	3.39	0.0	0.126	-0.186	-0.274
Log of 4E Content	9	3.67	2.59	4.81	0.4	0.614	0.089	1.383
Log of 4E	9	-0.72	-1.80	0.43	0.4	0.614	0.089	1.383

CoV (4E Content):

0.68

CoV (4E):

0.39

	UG2 Reef Domain 6 Descriptive Statistics
	Valid N	Mean	Minimum	Maximum	Variance	Std. Dev	Skewness	Kurtosis
4EContent (cm.g/t)	31	422.25	12.45	1,300.10	74,778.3	273.456	1.271	2.202
Grade (4E) (g/t)	31	3.43	0.16	6.39	1.8	1.343	-0.127	0.753
Channel Width (CW) (cm)	31	120.06	80.19	484.71	5,492.4	74.110	4.207	20.617
Specific Gravity (SG) (t/m3)	31	3.72	3.24	4.23	0.0	0.205	-0.273	0.727
Log of 4E Content	31	5.79	2.52	7.17	0.7	0.860	-1.862	6.131
Log of 4E	31	1.10	-1.86	1.86	0.5	0.673	-3.082	12.409

CoV (4E Content):

0.65

CoV (4E):

0.39

	UG2 Reef Domain 7 Descriptive Statistics
	Valid N	Mean	Minimum	Maximum	Variance	Std. Dev	Skewness	Kurtosis
4EContent (cm.g/t)	10	214.04	76.55	717.95	35,780.7	189.158	2.489	6.805
Grade (4E) (g/t)	10	2.04	0.89	5.20	1.6	1.270	1.937	4.364
Channel Width (CW) (cm)	10	98.30	80.19	153.25	675.7	25.995	1.622	1.413
Specific Gravity (SG) (t/m3)	10	3.58	3.34	3.84	0.0	0.168	-0.067	-1.128
Log of 4E Content	10	5.13	4.34	6.58	0.4	0.659	1.080	1.509
Log of 4E	10	0.57	-0.11	1.65	0.3	0.527	0.780	0.504

CoV (4E Content):

0.88

CoV (4E):

0.62

	UG2 Reef Domain 8 Descriptive Statistics
	Valid N	Mean	Minimum	Maximum	Variance	Std. Dev	Skewness	Kurtosis
4EContent (cm.g/t)	31	560.91	221.81	1,478.52	45,892.2	214.225	2.656	10.979
Grade (4E) (g/t)	31	3.93	2.04	5.67	0.9	0.964	-0.249	-0.944
Channel Width (CW) (cm)	31	146.29	80.19	349.99	2,613.0	51.118	2.220	7.535
Specific Gravity (SG) (t/m3)	31	3.82	3.34	4.36	0.0	0.194	0.411	2.243
Log of 4E Content	31	6.27	5.40	7.30	0.1	0.328	0.310	3.445
Log of 4E	31	1.34	0.71	1.74	0.1	0.266	-0.633	-0.583

CoV (4E Content):

0.38

CoV (4E):

0.25

The following table summarises the statistical analyses for the MR domains, where data from the neighbouring areas is included.

Table 13: Statistical Analysis –Drill Hole Data per Domain – MR – Neighbouring Data Included

Domain 1	MR Domain 1 Descriptive Statistics
	Valid N	Mean	Minimum	Maximum	Variance	Std. Dev	Skewness	Kurtosis
Grade (4E) (g/t)	98	6.68	0.30	25.48	19.823	4.452	1.460	3.027
4EContent (cm.g/t)	98	745.49	30.65	3,881.70	466,411.300	682.943	2.275	5.989
Channel Width (CW) (cm)	98	103.93	80.19	201.20	771.969	27.784	1.492	1.457
Specific Gravity (SG) (t/m3)	98	3.22	3.05	3.48	0.005	0.068	0.931	2.816
Log of 4E Content	98	1.66	-1.22	3.24	0.579	0.761	-1.006	2.161
Log of 4E	98	6.28	3.42	8.26	0.736	0.858	-0.422	1.154

CoV (4E Content):

0.92

CoV (4E):

0.67

Domain 2	MR Domain 2 Descriptive Statistics
	Valid N	Mean	Minimum	Maximum	Variance	Std. Dev	Skewness	Kurtosis
Grade (4E) (g/t)	1	0.65	0.65	0.65
4EContent (cm.g/t)	1	52.27	52.27	52.27
Channel Width (CW) (cm)	1	80.19	80.19	80.19
Specific Gravity (SG) (t/m3)	1	3.23	3.23	3.23
Log of 4E Content	1	-0.43	-0.43	-0.43
Log of 4E	1	3.96	3.96	3.96

CoV (4E Content): (too few data)

CoV (4E): (too few data)

Domain 3	MR Domain 3 Descriptive Statistics
	Valid N	Mean	Minimum	Maximum	Variance	Std. Dev	Skewness	Kurtosis
Grade (4E) (g/t)	6	1.30	0.44	2.13	0.404	0.636	-0.235	-1.143
4EContent (cm.g/t)	6	111.33	37.89	182.00	2961.300	54.418	-0.235	-1.143
Channel Width (CW) (cm)	6	85.60	85.60	85.60	0.000	0.000	0.000	0.000
Specific Gravity (SG) (t/m3)	6	3.21	3.08	3.33	0.007	0.086	-0.390	0.483
Log of 4E Content	6	0.13	-0.81	0.75	0.362	0.601	-0.887	-0.576
Log of 4E	6	4.58	3.63	5.20	0.362	0.601	-0.887	-0.576

CoV (4E Content):

0.49

CoV (4E):

0.49

Domain 4	MR Domain 4 Descriptive Statistics
	Valid N	Mean	Minimum	Maximum	Variance	Std. Dev	Skewness	Kurtosis
Grade (4E) (g/t)	12	6.40	1.42	12.36	10.710	3.273	0.280	-0.581
4EContent (cm.g/t)	12	933.87	121.47	3,127.39	868,401.100	931.880	1.578	1.618
Channel Width (CW) (cm)	12	123.96	85.60	253.12	3642.323	60.352	1.426	0.487
Specific Gravity (SG) (t/m3)	12	3.23	3.16	3.33	0.003	0.055	-0.098	-0.713
Log of 4E Content	12	1.70	0.35	2.51	0.395	0.628	-0.943	0.684
Log of 4E	12	6.44	4.80	8.05	0.868	0.932	0.249	-0.125

CoV (4E Content):

1.00

CoV (4E):

0.51

Domain 5	MR Domain 5 Descriptive Statistics
	Valid N	Mean	Minimum	Maximum	Variance	Std. Dev	Skewness	Kurtosis
Grade (4E) (g/t)	5	2.11	0.24	6.13	5.873	2.423	1.570	2.167
4EContent (cm.g/t)	5	169.07	18.88	491.48	37,767.000	194.337	1.570	2.167
Channel Width (CW) (cm)	5	80.19	80.19	80.19	0.000	0.000	0.000	0.000
Specific Gravity (SG) (t/m3)	5	3.18	2.99	3.28	0.014	0.117	-1.278	1.140
Log of 4E Content	5	0.16	-1.45	1.81	1.612	1.270	0.128	-0.902
Log of 4E	5	4.54	2.94	6.20	1.612	1.270	0.128	-0.902

CoV (4E Content):

1.15

CoV (4E):

1.15

Domain 6	MR Domain 6 Descriptive Statistics
	Valid N	Mean	Minimum	Maximum	Variance	Std. Dev	Skewness	Kurtosis
Grade (4E) (g/t)	40	6.78	0.08	16.99	17.851	4.225	0.461	-0.162
4EContent (cm.g/t)	40	674.42	6.24	2,283.80	259,896.400	509.800	1.238	1.833
Channel Width (CW) (cm)	40	96.28	80.19	198.42	905.166	30.086	2.470	5.483
Specific Gravity (SG) (t/m3)	40	3.20	3.00	3.35	0.006	0.080	-0.869	0.288
Log of 4E Content	40	1.55	-2.55	2.83	1.333	1.154	-1.979	4.107
Log of 4E	40	6.08	1.83	7.73	1.506	1.227	-1.774	3.558

CoV (4E Content):

0.76

CoV (4E):

0.62

Domain 7	MR Domain 7 Descriptive Statistics
	Valid N	Mean	Minimum	Maximum	Variance	Std. Dev	Skewness	Kurtosis
Grade (4E) (g/t)	16	2.95	1.10	6.07	2.494	1.579	0.779	-0.553
4EContent (cm.g/t)	16	273.35	94.14	519.82	16,411.400	128.107	0.550	-0.702
Channel Width (CW) (cm)	16	95.58	85.60	114.13	125.909	11.221	0.438	-1.620
Specific Gravity (SG) (t/m3)	16	3.17	2.94	3.27	0.006	0.076	-1.787	6.023
Log of 4E Content	16	0.95	0.10	1.80	0.284	0.533	0.143	-1.157
Log of 4E	16	5.50	4.54	6.25	0.240	0.490	-0.171	-0.802

CoV (4E Content):

0.47

CoV (4E):

0.54

Domain 8	MR Domain 8 Descriptive Statistics
	Valid N	Mean	Minimum	Maximum	Variance	Std. Dev	Skewness	Kurtosis
Grade (4E) (g/t)	51	6.06	0.35	14.20	10.220	3.197	0.398	-0.352
4EContent (cm.g/t)	51	803.02	35.08	3,435.28	444,996.000	667.080	2.101	5.410
Channel Width (CW) (cm)	51	127.98	85.60	420.37	5,044.326	71.023	3.096	9.484
Specific Gravity (SG) (t/m3)	51	3.18	3.16	3.35	0.002	0.047	2.411	4.828
Log of 4E Content	51	1.62	-1.04	2.65	0.474	0.688	-1.336	2.989
Log of 4E	51	6.39	3.56	8.14	0.694	0.833	-0.630	1.588

CoV (4E Content):

0.83

CoV (4E):

0.53

The average CoV for the MR content is 0.80 and 0.14 for the 4E grade.

The MR domains that are affected by the addition of the AP drill holes are domains 1, 4, 6, 7 and 8, as seen in Table 14 below:-

Table 14: Analysis of Effect on 4E Content Mean by Including AP Drill Holes for MR Domains

Domain	1	2	3	4	5	6	7	8
Mean (incl. Anglo Holes) (cm.g/t)	745	52	111	934	169	674	273	803
Mean (excl. Anglo Holes) (cm.g/t)	735	52	111	1,106	169	706	297	1,263
Variance (%)	-1	0	0	16	0	5	8	36

The domains most greatly influenced by the inclusion of the Anglo holes are domains 4 and 8. The inclusion reduces the mean of the data for domain 8 by 36%.

Table 15 summarizes the statistical analyses for the UG2 domains, where data from the neighbouring areas is included.

Table 15: Statistical Analysis –Drill Hole Data per Domain – UG2 – Neighbouring Data Included

Domain 1	UG2 Reef Domain 1 Descriptive Statistics
	Valid N	Mean	Minimum	Maximum	Variance	Std. Dev	Skewness	Kurtosis
Grade (4E) (g/t)	83	4.19	0.49	15.11	4.210	2.052	1.686	8.764
4EContent (cm.g/t)	83	677.56	81.84	2,975.43	252,031.000	502.027	1.741	4.611
Channel Width (CW) (cm)	83	158.05	83.45	526.64	7,484.291	86.512	1.921	4.214
Specific Gravity (SG) (t/m3)	83	3.77	3.08	4.26	0.062	0.249	-0.543	0.139
Log of 4E Content	83	1.29	-0.71	2.72	0.349	0.591	-1.363	2.559
Log of 4E	83	6.25	4.40	8.00	0.632	0.795	-0.545	0.133

CoV (4E Content):

0.74

CoV (4E):

0.49

Domain 2	UG2 Reef Domain 2 Descriptive Statistics
	Valid N	Mean	Minimum	Maximum	Variance	Std. Dev	Skewness	Kurtosis
Grade (4E) (g/t)	21	3.33	0.63	6.60	3.370	1.836	0.276	-1.140
4EContent (cm.g/t)	21	403.98	52.38	1,457.31	112,653.000	335.639	1.571	3.561
Channel Width (CW) (cm)	21	109.24	80.19	220.97	1686.760	41.070	1.486	1.434
Specific Gravity (SG) (t/m3)	21	3.63	3.22	3.83	0.045	0.212	-0.711	-1.060
Log of 4E Content	21	1.02	-0.47	1.89	0.434	0.659	-0.589	-0.466
Log of 4E	21	5.66	3.96	7.28	0.788	0.888	-0.166	-0.938

CoV (4E Content):

0.83

CoV (4E):

0.55

Domain 3	UG2 Reef Domain 3 Descriptive Statistics
	Valid N	Mean	Minimum	Maximum	Variance	Std. Dev	Skewness	Kurtosis
Grade (4E) (g/t)	12	1.67	0.15	4.62	1.401	1.184	1.370	2.661
4EContent (cm.g/t)	12	166.96	11.86	577.88	22,151.000	148.832	2.075	5.453
Channel Width (CW) (cm)	12	96.46	80.19	220.67	1,692.110	41.135	2.983	9.136
Specific Gravity (SG) (t/m3)	12	3.30	2.97	3.82	0.062	0.248	0.725	-0.005
Log of 4E Content	12	0.24	-1.91	1.53	0.763	0.873	-1.217	2.734
Log of 4E	12	4.76	2.47	6.36	0.957	0.978	-0.886	1.990

CoV (4E Content):

0.89

CoV (4E):0.71

Domain 4	UG2 Reef Domain 4 Descriptive Statistics
	Valid N	Mean	Minimum	Maximum	Variance	Std. Dev	Skewness	Kurtosis
Grade (4E) (g/t)	26	3.28	1.41	5.80	1.351	1.162	0.431	-0.259
4EContent (cm.g/t)	26	389.71	120.96	688.38	31,264.000	176.815	0.125	-1.231
Channel Width (CW) (cm)	26	116.61	83.45	167.82	957.86	30.949	0.320	-1.551
Specific Gravity (SG) (t/m3)	26	3.69	3.20	3.97	0.044	0.211	-0.826	-0.207
Log of 4E Content	26	1.12	0.35	1.76	0.138	0.372	-0.326	-0.471
Log of 4E	26	5.85	4.80	6.53	0.267	0.517	-0.478	-0.938

CoV (4E Content):

1.46

CoV (4E):

0.35

Domain 5	UG2 Reef Domain 5 Descriptive Statistics
	Valid N	Mean	Minimum	Maximum	Variance	Std. Dev	Skewness	Kurtosis
Grade (4E) (g/t)	9	0.58	0.17	1.53	0.154	0.392	2.020	5.164
4EContent (cm.g/t)	9	46.43	13.28	122.83	990	31.471	2.020	5.164
Channel Width (CW) (cm)	9	80.19	80.19	80.19	0.00	0.000	0.000	0.000
Specific Gravity (SG) (t/m3)	9	3.21	3.00	3.39	0.016	0.126	-0.186	-0.274
Log of 4E Content	9	-0.72	-1.80	0.43	0.376	0.614	0.089	1.383
Log of 4E	9	3.67	2.59	4.81	0.376	0.614	0.089	1.383

CoV (4E Content):

0.68

CoV (4E):

0.68

Domain 6	UG2 Reef Domain 6 Descriptive Statistics
	Valid N	Mean	Minimum	Maximum	Variance	Std. Dev	Skewness	Kurtosis
Grade (4E) (g/t)	40	3.25	0.16	6.39	2.213	1.488	-0.084	-0.179
4EContent (cm.g/t)	40	391.47	12.45	1,300.10	67,327.000	259.475	1.334	2.590
Channel Width (CW) (cm)	40	120.78	80.19	484.71	4746.460	68.895	4.142	20.573
Specific Gravity (SG) (t/m3)	40	3.74	3.24	4.23	0.045	0.213	-0.040	0.270
Log of 4E Content	40	1.01	-1.86	1.86	0.531	0.728	-2.124	5.663
Log of 4E	40	5.72	2.52	7.17	0.692	0.832	-1.516	4.491

CoV (4E Content):

0.66

CoV (4E):

0.46

Domain 7	UG2 Reef Domain 7 Descriptive Statistics
	Valid N	Mean	Minimum	Maximum	Variance	Std. Dev	Skewness	Kurtosis
Grade (4E) (g/t)	12	2.15	0.87	5.20	2.011	1.418	1.362	0.981
4EContent (cm.g/t)	12	223.69	76.55	717.95	34,290.000	185.177	2.051	4.383
Channel Width (CW) (cm)	12	100.78	80.19	153.25	652.210	25.538	1.247	0.116
Specific Gravity (SG) (t/m3)	12	3.69	3.34	4.30	0.087	0.294	0.976	0.491
Log of 4E Content	12	0.59	-0.14	1.65	0.355	0.595	0.554	-0.674
Log of 4E	12	5.18	4.34	6.58	0.446	0.668	0.847	0.215

CoV (4E Content):

0.83

CoV (4E):

0.66

Domain 7	UG2 Reef Domain 8 Descriptive Statistics
	Valid N	Mean	Minimum	Maximum	Variance	Std. Dev	Skewness	Kurtosis
Grade (4E) (g/t)	55	3.99	0.61	6.95	1.554	1.247	-0.283	0.091
4EContent (cm.g/t)	55	573.22	85.08	1,478.52	47,246.000	217.361	1.091	4.733
Channel Width (CW) (cm)	55	147.37	80.19	349.99	2,315.720	48.122	1.933	5.853
Specific Gravity (SG) (t/m3)	55	3.87	3.34	4.36	0.044	0.210	0.070	0.022
Log of 4E Content	55	1.32	-0.50	1.94	0.162	0.403	-1.984	6.625
Log of 4E	55	6.27	4.44	7.30	0.200	0.447	-1.613	5.245

CoV (4E Content):

0.38

CoV (4E):

0.31

The average CoV for the UG2 content is 0.81 and 0.09 for the 4E grade.

The UG2 domains that are affected by the addition of the AP drill holes are Domains 1, 6, 7 and 8, as seen in Table 16. Including the AP holes results in lower means for Domains 1 and 6, but differences are within 7%.

Table 16: Analysis of effect on the 4E Content Mean when including AP Drill Holes for UG2 Domains

Domain	1	2	3	4	5	6	7	8
Mean (incl. Anglo Holes) (cm.g/t)	678	404	167	390	46	391	224	573
Mean (excl. Anglo Holes) (cm.g/t)	725	404	167	390	46	422	214	561
Variance (%)	6	0	0	0	0	7	-5	-2

The following table summarizes the statistical analyses of the MR Footwall units (Units 1 to 3):-.

Table 17: Statistical Analysis –Drill Hole Data per Footwall Unit – MR.

Domain 1 – Footwall 1:

	MR Domain 8 Descriptive Statistics
	Valid N	Mean	Minimum	Maximum	Variance	Std. Dev	Skewness	Kurtosis
4EContent (cm.g/t)	149	55.17	0.01	1,189.67	14,822.401	121.747	6.301	52.829
Channel Width (CW) (cm)	149	3.01	2.77	3.62	0.02	0.129	1.313	2.846
Specific Gravity (SG) (t/m3)	149	2.35	-4.90	7.08	4.844	2.201	-0.521	0.331
Log of 4E Content	149	2.58	-1.69	2.95	1.451	1.204	-3.290	8.952

CoV (4E Content):

2.21

Domain 1 – Footwall 2:

	MR Domain 8 Descriptive Statistics
	Valid N	Mean	Minimum	Maximum	Variance	Std. Dev	Skewness	Kurtosis
4EContent (cm.g/t)	149	35.97	0.01	493.95	4,744.994	68.884	3.511	15.894
Channel Width (CW) (cm)	149	17.16	0.19	19.02	23.360	4.833	-3.232	8.713
Specific Gravity (SG) (t/m3)	149	2.99	2.80	3.67	0.015	0.123	2.235	7.623
Log of 4E Content	149	1.90	-4.90	6.20	4.679	2.163	-0.386	0.203

CoV (4E Content):

1.91

Domain 1 – Footwall 3:

	MR Domain 8 Descriptive Statistics
	Valid N	Mean	Minimum	Maximum	Variance	Std. Dev	Skewness	Kurtosis
4EContent (cm.g/t))	143	23.00	0.01	261.42	2,494.489	49.945	2.939	8.778
Channel Width (CW) (cm)	143	17.36	0.19	19.02	20.200	4.494	-3.560	11.035
Specific Gravity (SG) (t/m3)	143	3.00	2.80	3.68	0.021	0.145	2.323	7.029
Log of 4E Content	143	1.09	-4.90	5.57	4.655	2.158	0.071	0.314

CoV (4E Content):

2.17

Histograms and Probability Plots for Holes within Lease Area

Histograms were derived to develop an understanding of the sample population distribution relationships. Probability plots were used to evaluate the normality of the distribution of the variables estimated (See Appendix 5).

Variography

Variograms are an essential tool for investigating the spatial relationships of samples. Plots for element content were modelled (Figure 28, Figure 29 and Figure 30).

The 4E Content, channel width and SG were modelled based on the current data for both the MR and the UG2. The 2008 variograms for the Footwall units were used in this estimation exercise, as there was only a limited increase in available data. Variograms were calculated on point data as omni-directional variograms.

The top cut excludes all anomalously high values from variogram modelling. These anomalous values are determined from analysis of the histograms and probability plots of the data. Statistical analysis facilitated the necessity for top-cut values for the variography. Table 6 summarises the top cut values used.

Figure 28: Variograms – Per Domain – MR

Table 18, Table 19 and Table 20summarise the modelled variogram parameters for the MR and UG2:-

Table 18: Variogram Parameters – MR

Reef	Parameter	Domain	Sill	Nugget Percentage	Sill 1	Range X	Range Y	Range Z	Sill 2	2nd Range X	2nd Range Y	2nd Range Z
				%		m	m	m		m	m	m
MRMC	4E Content	1	492,604	26	60	365	365	1	100	1,009	1,009	1
MRMC	4E Content	2	686	36	76	150	150	1	100	400	400	1
MRMC	4E Content	3	3,013	34	78	151	151	1	100	275	275	1
MRMC	4E Content	4	865,249	19	70	272	272	1	100	548	548	1
MRMC	4E Content	5	3,608	31	35	180	180	1	100	315	315	1
MRMC	4E Content	6	259,701	34	87	205	205	1	100	459	459	1
MRMC	4E Content	7	16,371	52	100	554	554	1	100	-	-	-
MRMC	4E Content	8	465,416	20	55	906	906	1	100	1,100	1,100	1
MRMC	CW	1	812	37	82	313	313	1	100	1,001	1,001	1
MRMC	CW	2	8	33	55	189	189	1	100	593	593	1
MRMC	CW	3	4	31	55	140	140	1	100	212	212	1
MRMC	CW	4	3,626	21	54	231	231	1	100	549	549	1
MRMC	CW	5	139	30	55	151	151	1	100	376	376	1
MRMC	CW	6	905	20	72	420	420	1	100	997	997	1
MRMC	CW	7	126	29	80	266	266	1	100	811	811	1
MRMC	CW	8	5,471	9	90	384	384	1	100	995	995	1
MRMC	SG	1	0.00269	45	87	916	916	1	100	1,612	1,612	1
MRMC	SG	2	0.02699	10	100	434	434	1	100	-	-	-
MRMC	SG	3	0.00742	33	100	191	191	1	100	-	-	-
MRMC	SG	4	0.00308	31	55	376	376	1	100	617	617	1
MRMC	SG	5	0.03029	26	100	744	744	1	100	-	-	-
MRMC	SG	6	0.00645	18	75	314	314	1	100	1,263	1,263	1
MRMC	SG	7	0.00574	23	55	221	221	1	100	939	939	1
MRMC	SG	8	0.00239	11	100	898	898	1	100	-	-	-

Table 19: Variogram Parameters – MR Footwall Units

Reef	Parameter	Domain	Sill	Nugget Percentage	Sill 1	Range X	Range Y	Range Z	Sill 2	2nd Range X	2nd Range Y	2nd Range Z
				%		m	m	m		m	m	m
MRFW1	4E Content	1	1,737	43	100	280	280	1	100	-	-	-
MRFW1	CW	1	0.261	12	100	1001	1001	1	100	-	-	-
MRFW1	SG	1	0.2613	12	100	1000	1000	1	100	-	-	-
MRFW2	4E Content	1	899.100	48	100	260	260	1	100	-	-	-
MRFW2	CW	1	0.261	12	100	1001	1001	1	100	-	-	-
MRFW2	SG	1	0.2613	12	100	1000	1000	1	100	-	-	-
MRFW3	4E Content	1	536.400	44	100	260	260	1	100	-	-	-
MRFW3	CW	1	0.261	12	100	1001	1001	1	100	-	-	-
MRFW3	SG	1	0.26223	12	100	1000	1000	1	100	-	-	-

Table 20: Variogram Parameters – UG2

Reef	Parameter	Domain	Sill	Nugget Percentage	Sill 1	Range X	Range Y	Range Z	Sill 2	2nd Range X	2nd Range Y	2nd Range Z
				%		m	m	m		m	m	m
UG2MC	4E Content	1	263,293	31	84	262	262	1	100	748	748	1
UG2MC	4E Content	2	58,343	44	88	195	195	1	100	827	827	1
UG2MC	4E Content	3	22,151	23	100	434	434	1	100	-	-	-
UG2MC	4E Content	4	31,206	40	100	214	214	1	100	-	-	-
UG2MC	4E Content	5	989	15	100	522	522	1	100	-	-	-
UG2MC	4E Content	6	67,327	34	86	224	224	1	100	903	903	1
UG2MC	4E Content	7	34,364	30	67	356	356	1	100	638	638	1
UG2MC	4E Content	8	47,181	15	100	359	359	1	100	-	-	-
UG2MC	CW	1	6,052	36	79	250	250	1	100	907	907	1
UG2MC	CW	2	1,729	27	55	208	208	1	100	904	904	1
UG2MC	CW	3	1,692	22	55	214	214	1	100	499	499	1
UG2MC	CW	4	958	19	80	234	234	1	100	594	594	1
UG2MC	CW	5	765	33	100	394	394	1	100	-	-	-
UG2MC	CW	6	4,746	25	100	609	609	1	100	-	-	-
UG2MC	CW	7	652	28	77	223	223	1	100	574	574	1
UG2MC	CW	8	2,316	35	71	395	395	1	100	880	880	1
UG2MC	SG	1	0.06109	37	71	500	500	1	100	1,281	1,281	1
UG2MC	SG	2	0.04575	27	76	384	384	1	100	866	866	1
UG2MC	SG	3	0.06175	33	75	260	260	1	100	847	847	1
UG2MC	SG	4	0.04438	28	83	231	231	1	100	1,197	1,197	1
UG2MC	SG	5	0.01600	14	100	699	699	1	100	-	-	-
UG2MC	SG	6	0.04527	33	73	255	255	1	100	794	794	1
UG2MC	SG	7	0.08657	23	100	829	829	1	100	-	-	-
UG2MC	SG	8	0.04401	16	60	308	308	1	100	862	862	1

 Grade Estimation

Full reef composite data – mining cut width (cm), 4E content (cm.g/t), and SG (t/m3) were estimated for both the MR and UG2, and three MR Footwall Units.

Both simple kriging (SK) and ordinary kriging (OK) techniques have been used. It has been shown that the SK technique is more efficient when limited data are available for the estimation process. Hence, SK was used for the Project estimation models.

The 4E grade concentration (g/t) was calculated from the interpolated kriged 4E content and reef width values. Detailed checks were carried out to validate kriging outputs, including input data, kriged estimates and kriging efficiency checks.

The simple kriging process uses a local or global mean as a weighting factor. For this exercise, all blocks within a specific domain were assigned a global mean for that domain.  Ordinary kriging balances the kriging weights to one without the use of a local/global mean, whereas simple kriging introduces the local/global mean in the balancing of the equations.

 Estimation Model Development

3D wireframes (DTMs) were constructed from reef intersections representing the reef in 3D space. The reef wireframes were filled with a seam block model. The dip and dip-direction have been interpolated into the seam model. The dip was used to correct the reef intersection widths and tonnes. Three regional areas were delineated with regards to dip, as shown in Figure 31.

 A comparison to the regional dip areas in 2008 (Figure 32) and those done in 2009 (Figure 31) was carried out. The changes in 2009 are based on new drill hole data. The first 50m of the ore body is considered to represent a weathered zone and is discarded in the modelling and estimation procedures.

Figure 31: 2009 Regional Dip Areas pertaining to the Project Areas

Figure 32: 2008 Regional Dip Areas pertaining to the Project Areas

The following parameters were used in the kriging process for both Project Areas:-

1.

Full reef composite data – Mining width (cm) and content (4E) and SG;

2.

200m x 200m x 1m block size;

3.

2D estimation was conducted as the tabular nature of the ore body suited this type of estimation rather than 3D estimation;

4.

Discretisation  5 x 5 x 1 for each 200m x 200m x 1m block;

5.

First search volume – on average 1.5 times variogram range up to a maximum of 1,100m:-

a.

Minimum number of samples 4;

b.

Maximum number of samples 40;

6.

Second search volume:-

a.

Minimum number of samples 2;

b.

Maximum number of samples 40;

7.

Third search volume:-

a.

Minimum number of samples 1;

b.

Maximum number of samples 20;

8.

Interpolation methods – simple kriging;

9.

Local / global mean values used in the simple kriging process;

10.

MAXKEY – maximum number of samples from key field BHID – 3;

11.

KRIGNEGW – negative kriging weights kept & used;

12.

Metal Grade (4E g/t) was calculated from metal content and mining width/thickness; and

13.

The Resource area was post-processed (log-normal post-processing) in order to align the model with the likely mining unit dimensions of 20X20 SMU (X & Y), after log normal distributions were determined for the commodity.

The following explains the terminology of certain of the parameters that were used in the kriging process:-

•

Search range – As range of variogram decreases to approach zero (pure nugget), the required neighbourhood configuration for good estimation will become progressively larger, and vice versa. A limited search range will result in a block estimate that is progressively uncorrelated to the true grade as the variogram range tends to zero. Using the variogram range or slightly larger than variogram range allows the search volume to have a long range relative to the block dimensions, thereby accessing samples particularly in areas of data scarcity.

•

Discretisation – Used to divide the block area into many points to allow improved block estimates from point data. The block is divided into many points and then individual point estimates are averaged to get an average over the block. Spatial locality of point data relative to the block to be estimated is hence entertained.

•

Simple kriging – In ordinary kriging the sum of the weights in the kriging equation is equal to one. In simple kriging, the sum of the weights does not add up to one. The remaining weight is assigned to the mean grade of the domain. The ideal situation is to have the weight of the mean close to zero. The kriging weights depend on the data histogram and variogram.

•

Parent cell estimation – When the block model is created, sub-celling of the parent cells is used to allow for an improved representation of the volume. The grade of the parent cell is estimated and that value is assigned to all the (sub) cells inside the parent.

•

Negative kriging weights – at the edges of the ore body / domains the kriging weights will be small, even negative. The distance required to search before negative weights are encountered progressively increases as the nugget increases. In general, negative weights are not problematic in an estimation model if the number of negative weights is a small proportion, typically less than 5%. Re-setting the negative weights to zero allows conditional bias to be incorporated in the estimation exercise.

The first 50m of the ore body is considered to represent a weathered zone and is discarded in the modelling and estimation procedures. The kriged estimates were post-processed to calculate the information effect, dispersion variance and grade tonnage intervals. The 4E cut-off values used ranged from 100–600cm.g/t.

Post Processing

During early stages of projects data is invariably on a relatively large grid. This grid is much larger than the block size of a selective mining interest, i.e. selective mining units (SMU). Efficient kriging estimates for SMUs or of much larger block units will then be smoothed due to information effect or size of blocks. Any mine plan or cash flow calculations made on the basis of the smoothed kriged estimates will misrepresent the economic value of the project, i.e., the average grade above cut-off will be underestimated and the tonnage overestimated. Some form of post processing is required to reflect the realistic tonnage grade estimates for respective cut-offs. Using the limited data available, preliminary post-processed analyses have been done.

An SMU of 20m x 20m was selected for this project with an expected future underground sampling configuration on a 20m x 20m grid. Information effects were calculated based on the SMU and the expected future production underground sampling configuration.

Within the parent blocks of 200m x 200m x 1m, the distribution of SMU’s have been estimated for various cut-offs. The latter have been estimated using lognormal distribution of SMUs within the large parent blocks – 200m x 200m x 1m (see Assibey-Bonsu and Krige, 1999). This technique for post processing was used based on the observed lognormal distribution of the underlying 4E values in the Project Areas (i.e. the indirect lognormal post-processing technique has been used for the change of support analysis).

For each parent block the grade, tonnage and metal content above respective cut-offs (based on the SMUs) were translated into parcels to be used for mine planning. Grade tonnage curves were therefore calculated for each parent block. Cut-offs of 100, 200, 300, 400, 500 and 600cm.g/t were considered, as detailed in Table 8 and Table 9.

Block Model Results

The figures that follow illustrate the content as well as kriging parameters for both the MR and the UG2.

Figure 33: The MR Block Model 4E Grade Plot

Figure 34: The UG2 Block Model 4E Grade Plot

Figure 35: The MR Footwall 1 Block Model 4E Grade Plot

FOOTWALL 1 4E GRADE (g/t) PLOT FOR MERENSKY REEF
N
Frischgewaagd
Elandsrivier
Legend
4E GRADE
≤ 2.000
2.001 - 5.000
> 5.000
MERENSKY DOMAINS
LEASE AREA
0 0.5 1 2 Kilometers
Minxcon
SA GRID
WG 27

Figure 36: The MR Footwall 2 Block Model 4E Grade Plot

Figure 37: The MR Footwall 3 Block Model 4E Grade Plot

FOOTWALL 3 4E GRADE (g/t) PLOT FOR MERENSKY REEF

5000
6000
7000
8000
9000
10000
-2808000
-2809000
-2810000
-2811000
-2812000
-2813000
-2814000
-2815000
-2816000
N
Frischgewaagd
Elandsrivier
Legend
4E GRADE
≤ 2.000
2.001 - 5.000
> 5.000
MERENSKY DOMAINS
LEASE AREA
0
0.5
1
2
Kilometers
Minxcon
SA GRID
WG 27

Figure 38: MR SG (t/m3) Plot

SPECIFIC GRAVITY (t/m³) PLOT FOR MERENSKY REEF
N
Frischgewaagd
Elandsrivier
Frischgewaagd
Legend
SPECIFIC GRAVITY
(t/m³)
≤ 3.10
3.11 - 3.15
3.16 - 3.20
3.21 - 3.25
3.26 - 3.30
3.31 - 3.35
> 3.35
MERENSKY DOMAINS
LEASE AREA
0 0.5 1 2 Kilometers
Elandsfontein
Minxcon
SA GRID
WG 27

Figure 39: UG2 Reef SG (t/m3) Plot

Figure 40: MR 4E Content Plot

4E CONTENT (cm.g/t) PLOT FOR MERENSKY REEF

5000
6000
7000
8000
9000
10000
-2808000
-2809000
-2810000
-2811000
-2812000
-2813000
-2814000
-2815000
-2816000
N
Frischgewaagd
Elandsrivier
Frischgewaagd
JQ
Legend
4E CONTENT
(cm.g/t)
≤ 200.00
200.01 - 300.00
300.01 - 500.00
500.01 - 750.00
750.01 - 1000.00
1000.01 - 1300.00
> 1300.00
MERENSKY DOMAINS
LEASE AREA
0
0.5
1
2
Kilometers
Elandsfontein

Minxcon

SA GRID
WG 27

Figure 41: UG2 4E Content Plot

Figure 42: MR CW (cm) Plot

CHANNEL WIDTH (cm) PLOT FOR MERENSKY REEF
N
Frischgewaagd
Elandsrivier
Bedorstespoort
Elandsfontein
SFONTEIN 102 JQ
Legend
CHANNEL WIDTH
(cm)
≤ 80
80.1 - 90.0
90.1 - 100.0
100.1 - 120.0
120.1 - 150.0
150.1 - 200.0
> 200
MERENSKY DOMAINS
LEASE AREA
0 0.5 1 2 Kilometers
5000 6000 7000 8000 9000 10000
-2808000 -2809000 -2810000 -2811000 -2812000 -2813000 -2814000 -2815000 -2816000
Minxcon
SA GRID
WG 27

Figure 43: UG2 CW (cm) Plot

The table below summarises the search parameters applied to the kriging process:-

Table : Search Parameters for MR Mineral Resource Estimation

Reef	Domain	Parameter	Sdist X (m)	Sdist Y (m)	Sdist Z (m)	sangle1	sangle2	sangle3	saxis1	saxis2	saxis3	Min 1	Max 1	svolfac2	Min 2	Max 2	svolfac3	Min 3	Max 3	maxkey
MRFW1	1	4E Content	1,000	1,000	1	0	0	0	3	2	1	4	40	2	2	40	5	1	20	3
MRFW1	1	CW	750	750	1	0	0	0	3	2	1	4	40	2	2	40	5	1	20	3
MRFW1	1	SG	750	750	1	0	0	0	3	2	1	4	40	2	2	40	5	1	20	3
MRFW2	1	4E Content	1,000	1,000	1	0	0	0	3	2	1	4	40	2	2	40	5	1	20	3
MRFW2	1	CW	750	750	1	0	0	0	3	2	1	4	40	2	2	40	5	1	20	3
MRFW2	1	SG	750	750	1	0	0	0	3	2	1	4	40	2	2	40	5	1	20	3
MRFW3	1	4E Content	1,000	1,000	1	0	0	0	3	2	1	4	40	2	2	40	5	1	20	3
MRFW3	1	CW	750	750	1	0	0	0	3	2	1	4	40	2	2	40	5	1	20	3
MRFW3	1	SG	1,000	1,000	1	0	0	0	3	2	1	4	40	2	2	40	5	1	20	3
MRMC	1	4E Content	1,000	1,000	1	0	0	0	3	2	1	4	40	2	2	40	5	1	20	3
MRMC	2	4E Content	750	750	1	0	0	0	3	2	1	4	40	2	2	40	5	1	20	3
MRMC	3	4E Content	750	750	1	0	0	0	3	2	1	4	40	2	2	40	5	1	20	3
MRMC	4	4E Content	750	750	1	0	0	0	3	2	1	4	40	2	2	40	5	1	20	3
MRMC	5	4E Content	750	750	1	0	0	0	3	2	1	4	40	2	2	40	5	1	20	3
MRMC	6	4E Content	750	750	1	0	0	0	3	2	1	4	40	2	2	40	5	1	20	3
MRMC	7	4E Content	750	750	1	0	0	0	3	2	1	4	40	2	2	40	5	1	20	3
MRMC	8	4E Content	1,100	1,100	1	0	0	0	3	2	1	4	40	2	2	40	5	1	20	3
MRMC	1	CW	1,000	1,000	1	0	0	0	3	2	1	4	40	2	2	40	5	1	20	3
MRMC	2	CW	750	750	1	0	0	0	3	2	1	4	40	2	2	40	5	1	20	3
MRMC	3	CW	750	750	1	0	0	0	3	2	1	4	40	2	2	40	5	1	20	3
MRMC	4	CW	750	750	1	0	0	0	3	2	1	4	40	2	2	40	5	1	20	3
MRMC	5	CW	750	750	1	0	0	0	3	2	1	4	40	2	2	40	5	1	20	3
MRMC	6	CW	750	750	1	0	0	0	3	2	1	4	40	2	2	40	5	1	20	3
MRMC	7	CW	750	750	1	0	0	0	3	2	1	4	40	2	2	40	5	1	20	3
MRMC	8	CW	1,100	1,100	1	0	0	0	3	2	1	4	40	2	2	40	5	1	20	3
MRMC	1	SG	750	750	1	0	0	0	3	2	1	4	40	2	2	40	5	1	20	3
MRMC	2	SG	750	750	1	0	0	0	3	2	1	4	40	2	2	40	5	1	20	3
MRMC	3	SG	750	750	1	0	0	0	3	2	1	4	40	2	2	40	5	1	20	3
MRMC	4	SG	750	750	1	0	0	0	3	2	1	4	40	2	2	40	5	1	20	3
MRMC	5	SG	750	750	1	0	0	0	3	2	1	4	40	2	2	40	5	1	20	3
MRMC	6	SG	1,000	1,000	1	0	0	0	3	2	1	4	40	2	2	40	5	1	20	3
MRMC	7	SG	1,000	1,000	1	0	0	0	3	2	1	4	40	2	2	40	5	1	20	3
MRMC	8	SG	1,000	1,000	1	0	0	0	3	2	1	4	40	2	2	40	5	1	20	3
•

Svolfac – search volume factor

•

Sdist – Search Distance along X, Y or Z axis

Table : Search Parameters for UG2 Mineral Resource Estimation

Reef	Domain	Parameter	Sdist X (m)	Sdist Y (m)	Sdist Z (m)	sangle1	sangle2	sangle3	saxis1	saxis2	saxis3	Min 1	Max 1	svolfac2	Min 2	Max 2	svolfac3	Min 3	Max 3	maxkey
UG2MC	1	4E Content	1,000	1,000	1	0	0	0	3	2	1	4	40	2	2	40	5	1	20	3
UG2MC	2	4E Content	1,000	1,000	1	0	0	0	3	2	1	4	40	2	2	40	5	1	20	3
UG2MC	3	4E Content	750	750	1	0	0	0	3	2	1	4	40	2	2	40	5	1	20	3
UG2MC	4	4E Content	750	750	1	0	0	0	3	2	1	4	40	2	2	40	5	1	20	3
UG2MC	5	4E Content	750	750	1	0	0	0	3	2	1	4	40	2	2	40	5	1	20	3
UG2MC	6	4E Content	1,000	1,000	1	0	0	0	3	2	1	4	40	2	2	40	5	1	20	3
UG2MC	7	4E Content	750	750	1	0	0	0	3	2	1	4	40	2	2	40	5	1	20	3
UG2MC	8	4E Content	750	750	1	0	0	0	3	2	1	4	40	2	2	40	5	1	20	3
UG2MC	1	CW	1,000	1,000	1	0	0	0	3	2	1	4	40	2	2	40	5	1	20	3
UG2MC	2	CW	1,000	1,000	1	0	0	0	3	2	1	4	40	2	2	40	5	1	20	3
UG2MC	3	CW	750	750	1	0	0	0	3	2	1	4	40	2	2	40	5	1	20	3
UG2MC	4	CW	750	750	1	0	0	0	3	2	1	4	40	2	2	40	5	1	20	3
UG2MC	5	CW	750	750	1	0	0	0	3	2	1	4	40	2	2	40	5	1	20	3
UG2MC	6	CW	1,000	1,000	1	0	0	0	3	2	1	4	40	2	2	40	5	1	20	3
UG2MC	7	CW	750	750	1	0	0	0	3	2	1	4	40	2	2	40	5	1	20	3
UG2MC	8	CW	750	750	1	0	0	0	3	2	1	4	40	2	2	40	5	1	20	3
UG2MC	1	SG	1,000	1,000	1	0	0	0	3	2	1	4	40	2	2	40	5	1	20	3
UG2MC	2	SG	1,000	1,000	1	0	0	0	3	2	1	4	40	2	2	40	5	1	20	3
UG2MC	3	SG	1,000	1,000	1	0	0	0	3	2	1	4	40	2	2	40	5	1	20	3
UG2MC	4	SG	1,000	1,000	1	0	0	0	3	2	1	4	40	2	2	40	5	1	20	3
UG2MC	5	SG	1,000	1,000	1	0	0	0	3	2	1	4	40	2	2	40	5	1	20	3
UG2MC	6	SG	1,000	1,000	1	0	0	0	3	2	1	4	40	2	2	40	5	1	20	3
UG2MC	7	SG	1,000	1,000	1	0	0	0	3	2	1	4	40	2	2	40	5	1	20	3
UG2MC	8	SG	1,000	1,000	1	0	0	0	3	2	1	4	40	2	2	40	5	1	20	3

•

Svolfac – search volume factor

•

Sdist – Search Distance along X, Y or Z axis

Resource Classification

The Mineral Resource classification is a function of the confidence of the whole process from drilling, sampling, geological understanding and geostatistical relationships. The following aspects or parameters were considered for resource classification:-

1.

Sampling – QA/QC

a.

Measured : high confidence, no problem areas;

b.

Indicated: high confidence, some problem areas with low risk;

c.

Inferred: some aspects might be of medium to high risk.

2.

Geological Confidence

a.

Measured: high confidence in the understanding of geological relationships, continuity of geological trends and sufficient data;

b.

Indicated : good understanding of geological relationships;

c.

Inferred: geological continuity not established.

3.

Number of samples used to estimate a specific block

a.

Measured: at least four drill holes within semi-variogram range and minimum of twenty 1m composited samples;

b.

Indicated: at least three drill holes within semi-variogram range and a minimum of twelve 1m composite samples;

c.

Inferred: less than three drill holes within the semi-variogram range.

4.

Kriged variance

a.

This is a relative parameter and is only an indication. It is used in conjunction with the other parameters.

5.

Distance to sample (semi-variogram range)

a.

Measured: at least within 60% of semi – variogram range;

b.

Indicated: within semi-variogram range;

c.

Inferred: further than semi-variogram range.

6.

Lower Confidence Limit (blocks)

a.

Measured : < 20% from mean (80% confidence);

b.

Indicated : 20% – 40% from mean (60% – 80% confidence);

c.

Inferred: more than 40% (less than 60% confidence).

7.

Kriging Efficiency

a.

Measured : > 40% ;

b.

Indicated : 20 – 40% ;

c.

Inferred: <20%.

8.

Deviation from lower 90% confidence limit (data distribution within resource area considered for classification)

a.

<10% deviation from the mean – Measured Resource.

b.

10 – 20% deviation from the mean - Indicated Resource.

c.

>20% deviation from the mean - Inferred Resource.

Using the above criteria, the MR and UG2 within the Project Area was classified as Inferred, Indicated and Measured Mineral Resources. These Resources are defined, under the SAMREC Code, as follows:

An ‘Inferred Mineral Resource’ is that part of a Mineral Resource for which volume and/or tonnage, grade and mineral content can be estimated with a low level of confidence. It is inferred from geological evidence and sampling and assumed but not verified geologically and/or through analysis of grade continuity. It is based on information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that may be limited in scope or of uncertain quality and reliability.

An Inferred Mineral Resource has a lower level of confidence than that applying to an Indicated Mineral Resource.

An ‘Indicated Mineral Resource’ is that part of a Mineral Resource for which tonnage, densities, shape, physical characteristics, grade and mineral content can be estimated with a reasonable level of confidence. It is based on exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes. The locations are too widely or inappropriately spaced to confirm geological and/or grade continuity but are spaced closely enough for continuity to be assumed.

The Indicated Mineral Resource has sufficient confidence for mine design, mine planning, and/or economic studies.

An Indicated Mineral Resource has a lower level of confidence than that applying to a Measured Mineral Resource, but has a higher level of confidence than that applying to an Inferred Mineral Resource.

A ‘Measured Mineral Resource’ is that part of a Mineral Resource for which tonnage, densities, shape, physical characteristics, grade and mineral content can be estimated with a high level of confidence. It is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes. The locations are spaced closely enough to confirm geological and grade continuity.

A Measured Mineral Resource has sufficient confidence for mine design, mine planning, production planning, and/or detailed economic studies.

A Measured Mineral Resource requires that the nature, quality, amount and distribution of data are such as to leave no reasonable doubt in the opinion of the Competent Person(s), that the tonnage and grade of the mineralisation can be estimated to within close limits and that any variation within these limits would not materially affect potential economic viability.

This category requires a high level of confidence in, and understanding of, the geology and the controls on mineralisation.

The MR and UG2 block models were plotted to show which search volume were used for the estimation. As seen in Figure 44 and Figure 45, the entire Project Area was estimated using the first search volume, i.e. the ranges used were within 1.5 times the variogram ranges. Only to the shallow weathered area towards where the reef outcrops and also towards where the ore is weathered, is the second search volume employed. The number of samples (Figure 46 and Figure 47) used for an estimation of a block indicates that the majority of the blocks have sufficient data for estimation purposes. The regression slope plots (Figure 48 and Figure 49) are taken from the ordinary kriging exercise; essentially for a Measured classification the regression slope should be greater than 90%.

Figure 44: MR Search Volumes

Figure 45: UG2 Search Volumes

Figure 46: Minimum Samples Employed to Estimate the MR

NUMBER OF SAMPLES FOR MERENSKY REEF

N
5000
6000
7000
8000
9000
10000
-2808000
-2809000
-2810000
-2811000
-2812000
-2813000
-2814000
-2815000
-2816000
Frischgewaagd
Elandsrivier
Legend
NUMBER OF SAMPLES
≤ 10.
10.1 - 15.0
15.1 - 20.0
20.1 - 25.0
> 25.0
MERENSKY DOMAINS
LEASE AREA
0 0.5 1 2 Kilometers
Minxcon
SA GRID
WG 27

Figure 47: Minimum Samples Employed to Estimate the UG2

Figure 48: MR Regression Slope Plot for 4E Content

Figure 49: UG2 Regression Slope Plot for 4E Content

With regard to kriging efficiency, a measure of the accuracy and precision of the kriged estimates, a block with a kriging efficiency of greater than 40% is considered to qualify for the classification of Measured status.

Figure 50: Kriging Efficiency Plot for the MR

KRIGING EFFICIENCY PLOT FOR MERENSKY REEF
5000
6000
7000
8000
9000
10000
N
Frischgewaagd
Elandsrivier
Frischgewaagd
Badenstaaspoort
Legend
KRIGING EFFICIENCY
≤ 10.00
10.01 - 20.00
20.01 - 30.00
30.01 - 40.00
40.01 - 50.00
50.01 - 60.00
> 60.00
MERENSKY DOMAINS
LEASE AREA
0
0.5
1
2
Kilometers
Minxcon
SA GRID
WG 27

Figure 51: Kriging Efficiency Plot for the UG2

4E KRIGING EFFICIENCY PLOT FOR UG2
5000
6000
7000
8000
9000
10000
-2808000
-2809000
-2810000
-2811000
-2812000
-2813000
-2814000
-2815000
-2816000
N
Frischgewaagd
Elandsrivier
Elandsfontein
LEGEND
KRIGING EFFICIENCY
≤ 10.00
10.01 - 20.00
20.01 - 40.00
40.01 - 50.00
50.01 - 60.00
60.01 - 70.00
> 70.00
UG2 DOMAINS
LEASE AREA
0 0.5 1 2 Kilometers
Minxcon
SA GRID
WG 27

The Mineral Resource categories for the MR and UG2 are respectively shown in Figure 52 and Figure 53:-

Figure 52: 2009 Mineral Resource Classification for the MR

Figure 53: 2009 Mineral Resource Classification for the UG2

The Mineral Resource categories have changed as a consequence of improved and more detailed drill hole coding and more confidence in the treatment of faults and IRUPs.

 Reconciliation – Mineral Resource to Point Statistics

A reconciliation of to the block model per domain was carried out.

Table : MR Block Model Averages per Domain

	Domain 1	Domain 2	Domain 3	Domain 4	Domain 5	Domain 6	Domain 7	Domain 8
4E Content (cm.g/t)	693	137	183	774	137	506	474	673
CW	103	67	87	116	75	82	110	118
SG	3.08	2.53	3.21	3.22	2.95	2.73	3.06	3.11

Table : MR Point Data Averages per Domain

	Domain 1	Domain 2	Domain 3	Domain 4	Domain 5	Domain 6	Domain 7	Domain 8
4E Content (cm.g/t)	745	52	111	934	169	674	273	803
CW	104	80	86	124	80	96	96	128
SG	3.22	3.23	3.21	3.23	3.18	3.20	3.17	3.18

Table : Variances between MR Block and Point Data Averages

	Domain 1	Domain 2	Domain 3	Domain 4	Domain 5	Domain 6	Domain 7	Domain 8
4E Content (cm.g/t)	0%	2%	1%	0%	1%	0%	0%	0%
CW	1%	1%	1%	1%	1%	1%	1%	1%
SG	31%	31%	31%	31%	31%	31%	32%	31%

Table : UG2 Block Model Averages per Domain

	Domain 1	Domain 2	Domain 3	Domain 4	Domain 5	Domain 6	Domain 7	Domain 8
4E Content (cm.g/t)	665	384	222	386	98	372	285	598
CW	158	101	99	119	85	126	108	147
SG	3.72	3.53	3.37	3.67	3.29	3.70	3.68	3.86

Table : UG2 Point Data Averages per Domain

	Domain 1	Domain 2	Domain 3	Domain 4	Domain 5	Domain 6	Domain 7	Domain 8
4E Content (cm.g/t)	678	404	167	390	46	391	224	573
CW	158	109	96	117	80	121	101	147
SG	3.77	3.63	3.30	3.69	3.21	3.74	3.69	3.87

Table : Variances between UG2 Block and Point Data Averages

	Domain 1	Domain 2	Domain 3	Domain 4	Domain 5	Domain 6	Domain 7	Domain 8
4E Content (cm.g/t)	0%	0%	1%	0%	2%	0%	0%	0%
CW	1%	1%	1%	1%	1%	1%	1%	1%
SG	27%	28%	30%	27%	31%	27%	27%	26%

The block model averages are well within 5% of the point data averages. The SG variances are exaggerated due to the magnitude of the figures.

Item 1 (b): Reconciliation – Current Mineral Resource Estimates to Historical Estimates

Reconciliation was conducted between the Mineral Resource declared in November 2007 with the current Mineral Resources for the three Mineral Resource classification categories. Table 29 shows the variances between the estimates for the Measured Mineral Resource.

Table : Measured Mineral Resources Reconciliation

		Measured - Tonnage(Mt)			Measured - Grade (g/t)			Measured - Content(Moz)
Reef	Cut-off	Jul-08	Oct-09	Variance	Jul-08	Oct-09	Variance	Jul-08	Oct-09	Variance
MR	300	5.491	6.603	17%	7.94	8.38	5%	1.402	1.779	21%
UG2	300	6.539	7.464	12%	3.91	4.26	8%	0.822	1.022	20%

Tonnage differences are due to different SGs applied. The grades and tonnages were up as a result of reef coding exercise carried out.

Table 30 shows the variances between the tonnage, grade and content estimates for the Indicated Mineral Resource.

Table : Indicated Mineral Resources Reconciliation

		Indicated - Tonnage(Mt)			Indicated - Grade (g/t)			Indicated – Content (Moz)
Reef	Cut-off	Jul-08	Oct-09	Variance	Jul-08	Oct-09	Variance	Jul-08	Oct-09	Variance
MR	300	10.814	11.183	3%	7.75	7.25	-7%	2.695	2.607	-3%
UG2	300	17.464	19.209	9%	4.13	4.46	7%	2.319	2.754	16%

Table 31 shows the variances between the tonnage, grade and content estimates for the Inferred Mineral Resource.

Table : Inferred Mineral Resources Reconciliation

		Inferred - Tonnage(Mt)			Inferred - Grade (g/t)			Inferred – Content (Moz)
Reef	Cut-off	Jul-08	Oct-09	Variance	Jul-08	Oct-09	Variance	Jul-08	Oct-09	Variance
MR	300	2.088	0.154	-1256%	6.63	8.96	26%	0.445	0.044	-911%
UG2	300	5.284	0.022	-23918%	4.77	3.91	-22%	0.810	0.003	-26900%

Item 1 (c): Effect of Modifying Factors

No any modifying factors such as taxation, socio-economic, marketing or political factors have been taken into account.  No environmental, permitting, legal or title factors will affect the estimated Mineral Resource.

Item 1 (d): Technical Parameters affecting the Resource Declaration

Technical parameters specific to a planar and tabular precious metal deposit are generally well understood and are referred to as the flow-of-ore parameters. The methodology takes into account the intentional and unintentional increase in tonnage due to mining. It also takes into account the unintentional and unaccounted for loss of metal or metal not reaching the plant or recovered by the plant.

A cut-off grade (4E) of 300cm.g/t was applied to the grade tonnage tabulations for both the MR and the UG2 in anticipation of tonnages falling below the cut-off that would not be economically viable.

Item 1 (e): 43-101 Rules Applicable to the Reserve and Resource Declaration

No economic analysis was carried out for this Technical Report.

Item 1 (f): Disclosure of Inferred Resource

No economic analysis was carried out for this Technical Report.

Item 1 (g): Demonstrated Viability

Measured and Indicated Resources have been declared based on geological and geostatistical confidence that can be converted to Reserves.

Item 1 (h): Quality, Quantity and Grade of Declared Resource

See Item 19(e).

Item 1 (i): Metal Splits for Declared Resource

See Item 19(e).

The prill splits were reviewed and remained unchanged from 2008 prill split values. The 4E grade of the ore bodies were estimated and the prill ratios applied to render the prill splits as stated in the Mineral Resource tabulation.

ITEM 2: OTHER RELEVANT DATA AND INFORMATION

The economic viability of the Mineral Resources declared in this report has not been demonstrated. Such deductions can only be made once, among other things, at least financial and working cost estimates are applied to these Mineral Resources.

RSA Mineral Resource and Mineral Reserve Declaration Rules

The SAMREC Code sets out minimum standards, recommendations and guidelines for public reporting of Mineral Resources and Mineral Reserves in South Africa, some of which are outlined below.

Documentation for public release must be prepared by or under the direction of, and signed by, a Competent/Qualified Person. A Competent Person (CP) (equivalent to a QP) is a person who is a member of the South African Council for Natural Scientific Professions (SACNASP) or the Engineering Council of South Africa (ECSA) or any other statutory South African or international body that is recognised by the SAMREC Code. A CP should have a minimum of five years experience relevant to the style of mineralisation and type of deposit under consideration.

A Mineral Resource is a concentration (or occurrence) of material of economic interest in or on the earth’s crust in such form, quality and quantity that there are, in the opinion of the CP, reasonable and realistic prospects for eventual economic extraction.

The definitions of the Measured, Indicated and Inferred Mineral Resources can be found under Item 19(f) of this document.

ITEM 3: INTERPRETATION AND CONCLUSIONS

Item 3 (a): Results

The Mineral Resource tabulations for Project 1 and 1A demonstrated an increase in the tonnage of the Measured and Indicated categories from the 2008 estimates, and a resultant decrease in the Inferred tonnages. The Inferred Resources estimated for the MR and UG2 are areas where there is insufficient data to classify the area into a higher Mineral Resource category. Further drilling is recommended in order to increase the geological confidence in the area.

Item 3 (b): Interpretation of the Geological Model

The stratigraphy of the Project Areas is well understood and specific stratigraphic units could be identified in the drill hole core. The MR and UG2 were recognised in the core, and these are correlatable across the Project Areas. It was possible to interpret major structural features from the drill hole intersections as well as from geophysical information.

IRUP bodies can cause disruption of the stratiform mineralization by replacement, physical displacement and redistribution of the PGE. They have lower grades and recoveries than the unaffected surrounding lithologies. Implications of the IRUPs for mining and processing imply that they cannot be included in the mineral resource estimates declared by Minxcon.

Item 3 (c): Evaluation Technique

The estimation of the Project was undertaken using best geostatistical practices. Simple kriging was selected as the best estimate for the specific drill hole distribution. Change of support (SMU) post processing was considered for the initial large estimated parent blocks with specific cut-off grades.

Item 3 (d): Reliability of the Data

The PTM data was specifically inspected by the QP and found to be reliable and consistent.

Item 3 (e): Strengths and Weaknesses with respect to the Data

The regular QA/QC process carried out by PTM is of a high standard and applies to the full audit trail from field data to Resource modelling. The data have been found to be accurate, consistent and well structured. The system of support for the digital data by paper originals and chain-of-custody and drilling records is well developed. Minxcon has been unable to carry out spot checks to verify the QA/QC process.

Item 3 (f): Objectives of Adherence to the Scope of Study

The intention of this phase of the work programme was to update the Mineral Resources for Project Areas 1 and 1A based on five new diamond drill holes for Mineral Resource estimation and several technical drill holes. This has been achieved; thus, the objectives of the programme have been met.

ITEM 4: RECOMMENDATIONS

Item 4 (a): Further Work Required

For the Inferred Mineral Resource category to be potentially upgradeable, infill drilling would need to be considered.

Item 4 (b): Objectives to be Achieved in Future Work Programmes

The objectives in the immediate future remain unchanged from 2008. That is, the objectives will be to confirm the potential for upgrading of the Mineral Resource and to provide a basis for increased confidence. The 2008 estimation has been upgraded with regard to the Mineral Resource, but potential may remain for further upgrading of the Mineral Resource.

Item 4 (c): Detailed Future Work Programmes

No further work is planned for Project Area as sufficient Indicated and Measured Resources have been delineated for the Project 1 & 1A areas.

Item 4 (d): Declaration by QP with respect to the Project’s Warranting Further Work

Nil to report.

ITEM 5: REFERENCES

Assibey-Bonsu, W. and Krige, D.G. (1999). Use of Direct and Indirect Distributions of Selective Mining Units for estimation of Recoverable Resources/Reserves for new Mining Projects. Proc. APCOM 1999, Colorado, USA.

Bredenkamp, G. and Van Rooyen, N. (1996). Clay thorn bushveld. In: Low AB and Rebelo AG (1996) Vegetation of South Africa, Lesotho and Swaziland. Department of Environmental Affairs and Tourism, Pretoria.

Cawthorn, R.G. (1996). Re-evaluation of magma composition and processes in the uppermost Critical Zone of the Bushveld Complex. Mineralogy Magazine 60, pp. 131–148.

Cawthorn, R.G. (1999). The platinum and palladium resources of the Bushveld Complex. South African Journal of Science 95, November/December 1999, pp. 481-489.

Leeb-Du Toit, A. (1986). The Impala Platinum Mines. Mineral Deposits of South Africa, Volume 2, pp. 1091–1106. Edited by Anhaeusser, CR and Maske, S.

Maxwell GeoServices, (October 2009), QA/QC Report Done for Western Bushveld Joint Venture (Project 1, Project 1A and WVJ Decline), available from PTM.

PTM, July 2008,

Rutherford, M.C. and Westfall, R.H. (1994). Biomes of southern Africa: an objective categorization. National Botanical Institute, Pretoria.

SAMREC (2007). South African Code for Reporting of Exploration Results, Mineral Resources and Mineral Reserves. Available from/at: www.samcode.co.za

Schürmann, L.W. (1993). The Geochemistry and Petrology of the upper Critical Zone of the Boshoek Section of the Western Bushveld Complex. Bulletin 113 of the Geological Survey of South Africa, Pretoria.

Smit, P.J. and Maree, B.D. (1966). Densities of South African rocks for the interpretation of gravity anomalies. Bulletin 48 of the Geological Survey of South Africa, Pretoria.

Vermaak, C.F. (1995). The Platinum-Group Metals – a global perspective. Mintek, Randburg, pp. 247.

Viljoen, M.J. and Hieber, R. (1986). The Rustenburg section of the Rustenburg Platinum Mines Limited, with reference to the MR. Mineral Deposits of South Africa, Volume 2, pp. 1107–1134. Edited by Anhaeusser, CR and Maske, S.

Viljoen, M.J. (1999). The nature and origin of the MR of the western Bushveld Complex, based on geological facies and geophysical data. South African Journal of Geology, 102, pp. 221–239.

Wagner, P.A. (1926). The preliminary report on the platinum deposits in the south-eastern portion of the Rustenburg district, Transvaal. Memoirs of the Geological Survey of South Africa, 24, pp. 37.

Young, D. (2005). Competent Persons’ Report on the Exploration Assets held by Wesizwe Platinum Limited.

ITEM 6: EFFECTIVE DATE

The date of this report is 20 November 2009.  The effective date of the Mineral Resources reported herein is the 8 October 2009.

________________________________

CJ Muller

B.Sc. (Hons), Pr. Sci. Nat.

ITEM 7: ADDITIONAL REQUIREMENTS ON DEVELOPMENT AND PRODUCTION

Nil to report.

ITEM 8: ILLUSTRATIONS

Illustrations have been included in the report for ease of reference.

ITEM 9: LIST OF UNITS AND ABBREVIATIONS

Abbreviation	Definition
WBJV	Western Bushveld Joint Venture
PTM	Platinum Group Metals RSA (Pty) Ltd
PTML	Platinum Group Metals Ltd (Canada)
RPM	Rustenburg Platinum Mines Ltd
AP	Anglo Platinum Ltd
BRPM	Bafokeng Rasimone Platinum Mine
RBR	Royal Bafokeng Nation
NI 43-101	Canadian National Instrument 43-101 Standards of Disclosure for Mineral Projects
CIM	Canadian Institute of Mining
the SAMREC Code	the South African Code for the Reporting of Exploration Results, Mineral Resources and Mineral Reserves (2007)
MPRDA	Mineral and Petroleum Resources Development Act, No. 28 of 2002
QP	Qualified Person
SACNASP	South African Council for Natural Scientific Professionals
DME	South African Department of Minerals and Energy
PR	Prospecting Right
EMP	Environmental Management Programme
Ptn	Portion
Re	Remaining Extent
HDSA	Historically disadvantaged South African
EBIT	Earnings Before Interest and Tax
ZAR	South African Rand
USD	United States Dollar
QA/QC	Quality Assurance and Quality Control
BIC	Bushveld Igneous Complex
MR	Merensky Reef
UG1	Upper Group No. 1 chromitite layer
UG2	Upper Group No. 2 chromitite layer
RLS	Rustenburg Layered Suite
LZ	Lower Zone of RLS
CZ	Critical Zone of RLS
LG	Lower Group of CZ
MG	Middle Group of CZ
UCZ	Upper Critical Zone of RLS
MZ	Main Zone of RLS
UZ	Upper Zone of RLS
FW	Footwall
HW	Hanging Wall
PXNT	Pyroxenite
FPP	Pegmatoidal Feldspathic Pyroxenite
IRUP	Iron Replacement Ultramafic Pegmatoid
4E	platinum, palladium, rhodium and gold
PGE	Platinum Group Element
Pt	Platinum
Pd	Palladium
Rh	Rhodium
Au	Gold
SG	Specific Gravity
CW	Channel Width
CoV	Coefficient of Variation
SK	Simple Kriging
OK	Ordinary Kriging
SD / SDV	Standard Deviation

SMU	Selective Mining Unit
AMSL	Above Mean Sea Level
DTM	Digital Terrain Model
3D	Three Dimensional

Unit	Definition
cm	centimetre
m	metre
km	kilometre
km2	square kilometres
ha	hectare
t	tonnes
g/t	grams per tonne
cm.g/t	centimetre grams per tonne
t/m3	tonnes per cubic metre
ppb	parts per billion
Moz	million ounces
°	degrees
°C	degrees Celsius
°F	degrees Fahrenheit

Appendix 1: Cross Section through Project 1

Platinum Group Metals
Location of the WBJV Prospecting Rights

N
Frisch: Ptn 7 (pop 2)
Frisch: Ptn RE2
Frisch: Ptn 15 (RE1)
Elands: MA2 (po MA1)
Elands: RE9 (pop2)
Elands: RE1
Ptn 16 pop4)
Elands: 12 (pop3)
Elands: RE 14
1750 Section
Legend
section3
S8796E_MR_Subcrop
S8796E_Stoping_Limit
S8796E_Dykes
S8796E_Dyke_Lines
S8796E_Faults
S8796E_Regolith
S8796E_MR
S8796E_UG2
S8796E_BR
S8796E_HW5
S8796E_HW1-HW4
S8796E_FW6
S8796E_Basement
S8796E_Meters_Above_Sea_Level
MR
UG 2

Source: Shango Solutions

Minxcon

Appendix 2: Database Audit Statement by AMD Consulting c.c.

AMD Consulting c.c.
Real Time Mining Solutions
CK2003/035250/23 / VAT 4320214093

P.O. Box 1716
Lonehill
2062
Republic of South Africa

Cell: +27 (0)83 2721620
Fax: +27 (0)866001542
Email: amdconsultingcc@gmail.com

"PTM Rustenburg" SABLE BOREHOLE DATABASE AUDIT

Issued to: Platinum Group Metals (RSA) (Pty) Ltd.

Date of issue: 18th August 2008

I, Andre Marcel Deiss, do hereby certify that:

1. I have checked this borehole database. The validation reports are entitled "PTM_RUSTENBURG_**LOG**_validation_18082008", where "**LOG**" is expressed as: GEO, ASSAY, SURVEY and STRATNEW.
2. A number of assay Standards have failed according to the 2 standard deviations about the mean rule. The OAQC process staff at Platinum Group Metals (RSA) (Pty) Ltd should take note of these and take appropriate action ("PTM_RUSTENBURG_ASSAY_validation_18082008.pdf").
3. There are a number of outstanding sample results in the database see "PTM_DB_**ELEMENT**_SAMPLE_OUTSTANDING.pdf", where "**ELEMENT**" is expressed as PT, PD, RH, AU, CU, NI and SG. A summary per project area and sample type can be seen in file "PTM_DB_sample_check.csv".
4. There are a couple of assay results below minimum detection value (see "PTM_RUSTENBURG_ASSAY_validation_180812008.pdf"):
   - Cr in WBJV155 D0 sample P21081.
   - S in WBJV227 D1 sample P35849.
   - S in WBJV230 D0 sample P36046.
5. There are 3 deflections with outstanding survey results, they are as follows: WBJV067 D3; WBJV217 D1 and W024 D1. Most of the legacy boreholes do not have survey information.
6. Comparison of Stratnew and Offcuts stratigraphic errors between the STRATNEW and OFFCUT's are still evident, see "PTM_DB_AMC_CUTS_CHECK.csv". UG2 indicated as MR. The cuts in this table are for "AMC" cuts only. A number of missing Stratnew values are also apparent.
7. There is no alteration (ALT) and mineralisation (MINZTN) recorded in the database for a number of "WBJV_A1", "WBJV_A2" and "WBJV_A3" branches.
8. Borehole WBJV157 D2 has log entries at depths shallower than the TOW of that particular deflection.
9. Legacy boreholes have been added to the database ELF-01 to ELF-15. There are no surveys available for these boreholes. Collar co-ordinates for all legacy boreholes have been updated.
10. Apart from the errors mentioned above, the borehole database's standard has been maintained and its integrity is intact.

Signed at Lonehill, South Africa on this day the 18th August 2008

A.M. Deiss

Appendix 3: Results and Analysis Summary of Frischgewaagd EMP

 Air Quality

The ambient air quality is good as the activities in the area are mainly agriculture and grazing. The main impact on the air quality is vehicle emissions. Regional air quality is heavily impacted by SO4 emissions from smelter operations in the area.

 Soils

The soils are moderate to deep, black and red clay, with thin sandy loam soils to the east. The agricultural potential of North West Province soils is generally limited with a topsoil of 0–300mm thickness. The erodibility index is five (high) and the average sub-catchment sediment yield is 83 x 10m3 tonnes per annum.

 Land Use

The main land use on the Project Area is residential, agriculture and grazing. The area comprises mostly land suitable for grazing and arable land for certain crops only. Typical animal life of the Bushveld has largely disappeared from the area owing to farming activities. Efforts are being made by the North West Parks Board to reintroduce the natural animal populations in parks such as Pilanesberg and Madikwe. Individual farmers also are moving from traditional cattle farming to game farming, and organised hunting is becoming a popular means of generating income.

 Fauna

The Project Area consists of natural habitats with operational ecosystems despite areas of disturbance within these habitats. No habitat of exceptional sensitivity or concern exists.

Birds

Approximately one third (328 species) of the roughly 900 bird species of South Africa occur in the Rustenburg/Pilanesberg area.

Herpetofauna

In total, 143 species of herpetofauna occur in the North West Province. This is considered high as it accounts for roughly one third of the total occurring in South Africa. Monitor lizards and certain snake and gecko species are found in the Project Area.

Mammals

The Southern Greater Kudu found in North West Province are among the biggest in the country. It is expected that larger antelope such as gemsbok, Cape eland, common waterbuck, impala, and red hartebeest may be kept on the farms on the Project Area, while smaller cats, viveriids, honey badgers, and vervet monkeys should occur as free-roaming game.

 Flora

The Project Area is located in the Clay Thorn Bushveld (Bredenkamp and Van Rooyen, 1996) vegetation type in the Savannah Biome (Rutherford and Westfall, 1994). The vegetation of the eastern section of Elandsfontein is dominated by closed Acacia tortilis vegetation, which is typical of Clay Thorn Bushveld, with other species such as Rhus lancea, Ziziphus mucronata and Rhus pyroides adding to the species richness. The closed woodland areas occur along the main road where cattle kraals are located as well as along the drainage line. Some fallow lands occur in this area where a good grass layer dominated by species such as Themeda triandra, Cymbopogon contortis, Botriochloa bladhii and Sorghum versicolor has re-established as well as a sparse tree layer. The areas on the western section of Elandsfontein consist of a fenced game reserve as well as a natural area further to the north near the Elands River.

The tree and herbaceous layer is more diverse in this area where the tree layer is dominated by Ziziphus mucronata, Acacia tortilis and the shrub Grewia flava.

 Noise

The area has a rural residential character and the main sources of noise are local traffic, community-related activities and natural sounds. Despite the fact that there are existing mining activities in the area, ambient or background noise levels are rather low.

Appendix 4: Drill Holes Utilized in the Mineral Resource Estimation

Drill hole ID	FROM (m)	TO (m)	SG (t/m3)	REEF	X	Y	Z	Pt (g/t)	Pd (g/t)	Rh (g/t)	Au (g/t)	4E Grade (g/t)	CW (cm)	4E Content (cm.g/t)
BOS15D0	631.85	634.31	3.600	UG2MC	13046.66016	-2812447.5	0.5	0.00	0.00	0.00	0.00	1.63	233.96	381
BOS15D1	631.12	632.66	3.600	UG2MC	13052.20508	-2812447.5	0.5	0.00	0.00	0.00	0.00	1.37	146.46	200
BOS426D0	407.65	409.51	4.102	UG2MC	11016.71973	-2813660	0.5	2.63	1.71	0.57	0.04	4.91	176.90	869
BOS430D0	484.47	485.98	4.220	UG2MC	11266.51953	-2813347	0.5	3.08	1.14	0.54	0.01	4.79	143.61	687
BOS438D0	512.02	513.90	4.159	UG2MC	11812.56152	-2813264.75	0.5	2.44	1.04	0.59	0.02	3.95	178.80	706
BOS549D0	362.94	363.96	3.976	UG2MC	10441.80957	-2814047	0.5	1.07	0.35	0.16	0.02	1.59	97.01	154
BOS605D0	392.06	393.53	4.122	UG2MC	10434.54981	-2813846	0.5	0.50	0.11	0.00	0.02	0.61	139.81	85
BOS611D0	370.13	371.51	4.076	UG2MC	10572.88965	-2813835.5	0.5	3.38	1.33	0.56	0.02	5.28	131.25	693
BOS629D0	283.93	285.11	3.647	UG2MC	9629.889648	-2814712.25	0.5	1.23	0.48	0.15	0.03	1.88	105.14	198
BOS630D0	309.02	310.24	4.006	UG2MC	9435.900391	-2814654.25	0.5	2.47	1.95	0.38	0.06	4.86	108.70	528
BOS632D0	331.96	333.17	3.717	UG2MC	9475.889648	-2814636.25	0.5	1.33	0.24	0.21	0.01	1.74	107.81	188
BOS633D0	373.84	375.03	3.871	UG2MC	9412	-2814525.25	0.5	2.23	0.54	0.37	0.03	3.17	106.03	336
BOS639D0	383.12	384.51	4.144	UG2MC	9542.900391	-2814145.25	0.5	0.61	0.23	0.01	0.01	0.87	132.20	115
BOS641D0	280.46	282.15	4.306	UG2MC	9727.889648	-2814291.25	0.5	2.12	1.07	0.31	0.03	3.53	160.73	567
BOS643D0	265.86	268.11	3.957	UG2MC	9848.889648	-2814253.25	0.5	2.30	0.71	0.42	0.02	3.45	213.99	738
BOS644D0	335.22	336.24	3.546	UG2MC	9687.900391	-2814132.25	0.5	2.44	1.48	0.49	0.03	4.44	97.01	430
BOS645D0	377.98	378.97	4.299	UG2MC	9486.900391	-2814080.25	0.5	3.26	0.76	0.53	0.01	4.56	94.15	429
BOS646D0	302.59	303.91	4.230	UG2MC	9851.889648	-2814139.25	0.5	2.84	0.44	0.42	0.02	3.72	125.54	467
BOS647D0	398.00	399.12	3.875	UG2MC	9655.900391	-2813993.25	0.5	1.52	0.62	0.01	0.01	2.17	106.52	231
BOS650D0	328.90	330.63	4.028	UG2MC	9891.889648	-2814061.25	0.5	2.29	1.14	0.34	0.04	3.81	164.53	627
BOS667D0	539.18	544.70	2.874	UG2MC	12093.69043	-2813135	0.5	2.97	1.80	0.71	0.02	5.20	524.99	2,730
BOS701D0	370.25	372.35	3.813	UG2MC	9712.900391	-2813930.25	0.5	1.87	0.53	0.24	0.02	2.66	199.72	531
BOS705D0	386.66	387.98	4.103	UG2MC	10425.88965	-2813745.25	0.5	3.18	1.82	0.61	0.04	5.66	125.54	710
BOS709D0	291.55	292.80	4.151	UG2MC	9268.900391	-2814527.25	0.5	2.30	1.07	0.36	0.02	3.75	111.38	418
BOS712D0	334.52	336.22	3.947	UG2MC	10109.88965	-2814262.25	0.5	2.09	0.65	0.42	0.02	3.18	161.68	514
BOS713D0	400.07	402.09	3.804	UG2MC	10076.88965	-2814111.25	0.5	1.07	0.49	0.16	0.05	1.77	192.11	341
BOS714D0	378.70	379.87	3.564	UG2MC	9231.900391	-2814255.25	0.5	0.44	0.12	0.04	0.01	0.60	108.48	66
BOS716D0	379.95	383.07	3.999	UG2MC	10229.88965	-2814092.25	0.5	2.08	0.69	0.33	0.01	3.12	296.73	926

BOS717D0	406.88	408.20	4.019	UG2MC	10161.88965	-2813977.25	0.5	2.45	1.42	0.41	0.04	4.32	125.54	543
BOS718D0	426.40	428.27	3.854	UG2MC	10096.88965	-2813929.25	0.5	1.99	0.66	0.32	0.02	2.99	177.85	532
BOS719D0	350.16	352.93	3.683	UG2MC	9179.900391	-2814245.25	0.5	0.31	0.19	0.00	0.01	0.52	256.83	134
BOS723D0	425.59	429.27	3.690	UG2MC	10055.88965	-2813739.25	0.5	2.81	1.02	0.29	0.11	4.22	349.99	1,479
BOS724D0	391.63	393.07	4.065	UG2MC	10312.88965	-2813775.25	0.5	2.40	1.01	0.44	0.03	3.81	136.95	522
BOS725D0	423.44	424.62	4.364	UG2MC	10166.88965	-2813674.25	0.5	3.02	1.01	0.55	0.01	4.60	112.22	516
BOS726D0	154.80	156.77	4.225	UG2MC	8942.910156	-2814491.25	0.5	2.38	1.75	0.41	0.04	4.59	175.53	805
BOS728D0	415.28	416.48	4.127	UG2MC	10453.88965	-2813625.25	0.5	3.10	1.67	0.59	0.05	5.41	114.13	617
BOS729D0	432.06	433.93	3.790	UG2MC	10287.88965	-2813606.25	0.5	1.83	0.51	0.29	0.02	2.65	177.85	471
BOS730D0	428.67	430.35	4.016	UG2MC	10469.88965	-2813501.25	0.5	2.92	1.76	0.56	0.03	5.27	159.78	842
BOS732D0	351.79	353.03	3.513	UG2MC	9253.900391	-2814394.25	0.5	0.99	0.28	0.13	0.02	1.42	110.48	157
BOS733D0	563.95	565.68	3.879	UG2MC	12359.87012	-2812889.25	0.5	2.26	0.77	0.47	0.02	3.47	164.53	571
BOS734D0	576.77	578.60	3.825	UG2MC	12637.86035	-2812854.25	0.5	2.33	1.04	0.45	0.02	3.84	174.04	669
BOS735D0	603.38	604.67	4.199	UG2MC	12909.86035	-2812783.25	0.5	4.00	2.32	0.74	0.04	7.11	122.68	872
BOS736D0	757.42	760.68	3.717	UG2MC	13338.2002	-2812291.25	0.5	1.48	0.60	0.26	0.03	2.35	310.05	728
BOS736D1	757.80	760.39	3.727	UG2MC	13344.95606	-2812291.25	0.5	1.92	0.79	0.44	0.02	3.07	246.33	755
BOS737D0	794.43	796.04	3.737	UG2MC	13726.42188	-2812127.25	0.5	1.43	0.47	0.45	0.02	2.15	153.12	330
BOS739D1	825.88	829.03	3.801	UG2MC	14001.33398	-2812085.75	0.5	1.31	0.82	0.23	0.03	2.38	299.59	714
BOS740D0	196.41	197.47	4.120	UG2MC	9165.709961	-2814656.25	0.5	3.71	1.42	0.59	0.05	5.77	94.45	545
ELN01_D0	541.65	543.48	3.600	UG2MC	9866.31	-2812667.5	0.5	-	-	-	-	2.81	174.04	489
ELN01_D1	541.25	543.05	3.600	UG2MC	9866.31	-2812667.5	0.5	-	-	-	-	2.43	171.19	415
ELN01_D2	541.27	542.95	3.600	UG2MC	9866.31	-2812667.5	0.5	-	-	-	-	2.71	159.78	433
FG13D0	710.49	711.58	4.077	UG2MC	7937.538086	-2810214.25	0.5	2.99	0.87	0.55	0.02	4.44	103.67	460
FG13D2	710.18	711.22	3.900	UG2MC	7951.698242	-2810214.25	0.5	2.02	0.63	0.59	0.01	3.08	98.91	305
FG13D3	710.46	713.48	3.900	UG2MC	7937.538086	-2810228.75	0.5	2.41	1.39	0.58	0.03	4.29	287.22	1,234
FG14D0	562.89	564.37	3.912	UG2MC	10098.30273	-2812082.25	0.5	3.19	1.72	0.62	0.03	5.57	140.75	784
FG14D1	563.03	564.46	3.900	UG2MC	10097.47754	-2812082	0.5	3.33	1.40	0.63	0.04	5.40	136.00	735
FG14D2	562.58	564.16	3.900	UG2MC	10097.93164	-2812081.75	0.5	2.89	1.17	0.62	0.01	4.62	150.26	694
FG17D0	570.73	572.27	3.981	UG2MC	9129.837891	-2811504.5	0.5	2.76	1.16	0.52	0.03	4.39	146.47	644
FG17D1	571.56	572.55	3.600	UG2MC	9129.173828	-2811506.5	0.5	2.49	1.12	0.62	0.03	4.12	94.15	388

FG17D2	570.85	572.21	3.600	UG2MC	9130.24707	-2811504	0.5	3.19	1.47	0.55	0.05	5.26	129.35	681
FG18D0	569.20	570.77	4.004	UG2MC	9718.773438	-2811787.25	0.5	2.89	1.23	0.54	0.04	4.70	149.32	702
FG18D1	569.17	570.72	3.600	UG2MC	9718.704102	-2811786	0.5	3.18	2.57	0.73	0.06	6.54	147.41	964
FG18D2	569.11	570.65	3.600	UG2MC	9719.214844	-2811785.25	0.5	2.87	1.19	0.64	0.02	4.60	146.47	674
FG19D2	706.82	707.82	3.600	UG2MC	8074.147461	-2810752.5	0.5	3.30	1.16	0.61	0.04	5.12	95.11	487
FG19D3	706.72	707.77	3.600	UG2MC	8073.311523	-2810755.75	0.5	2.06	0.69	0.47	0.02	3.15	99.87	314
FG19D4	706.75	707.75	3.600	UG2MC	8074.383789	-2810750	0.5	2.07	0.56	0.40	0.01	3.04	95.11	289
FG20D0	582.18	584.04	3.674	UG2MC	9643.314453	-2812237	0.5	0.41	0.07	0.00	0.01	0.49	176.90	87
FG20D1	581.85	583.86	3.600	UG2MC	9642.50293	-2812234	0.5	0.38	0.20	0.22	0.01	0.61	191.16	116
FG20D2	582.44	583.89	3.600	UG2MC	9645.267578	-2812237.25	0.5	0.55	0.06	0.00	0.01	0.62	137.90	86
FG21D0	583.74	585.26	3.641	UG2MC	9683.585938	-2811301.5	0.5	2.67	1.13	0.47	0.02	4.28	144.56	619
FG21D1	583.36	584.98	3.753	UG2MC	9683.319336	-2811300.5	0.5	2.90	1.43	0.57	0.03	4.94	154.07	762
FG21D2	583.81	585.66	3.600	UG2MC	9680.199219	-2811301.25	0.5	2.42	1.77	0.60	0.04	4.71	175.94	829
FG22D0	619.33	623.80	3.359	UG2MC	9281.833008	-2810846.5	0.5	2.03	0.81	0.42	0.02	3.12	425.12	1,327
FG22D2	627.24	630.27	4.083	UG2MC	9278.852539	-2810846.5	0.5	2.11	0.83	0.45	0.01	3.36	288.17	969
FG25D0	599.91	601.34	3.600	UG2MC	8568.577148	-2811652.75	0.5	1.62	0.65	0.53	0.01	2.71	136.01	369
FG25D1	599.67	601.02	3.600	UG2MC	8569.475586	-2811652.75	0.5	1.63	0.74	0.56	0.01	2.94	128.40	377
FG25D2	599.44	600.82	3.600	UG2MC	8566.424805	-2811654	0.5	1.73	0.75	0.57	0.02	3.00	131.25	394
FG26D0	798.03	799.56	3.821	UG2MC	7470.149414	-2810369.75	0.5	2.86	0.94	0.65	0.02	4.41	145.51	642
FG26D1	797.84	799.50	3.970	UG2MC	7470.373535	-2810369.75	0.5	2.64	1.08	0.57	0.02	4.26	157.87	672
FG26D2	797.80	799.48	3.600	UG2MC	7471.684082	-2810369.75	0.5	2.42	1.04	0.55	0.02	3.98	159.78	636
FG27D0	623.30	624.86	3.547	UG2MC	8164.986328	-2811251.75	0.5	1.25	0.66	0.33	0.03	2.14	148.36	317
FG28D0	487.00	488.56	4.017	UG2MC	7597.374023	-2810882.25	0.5	3.80	1.63	0.76	0.03	6.22	148.36	922
RB23D0	549.74	551.48	3.732	UG2MC	10483.25488	-2812606.5	0.5	2.69	1.91	0.44	0.06	5.04	165.48	834
RB23D1	549.68	551.20	3.600	UG2MC	10480.56543	-2812581.75	0.5	3.30	1.20	0.60	0.03	5.13	144.56	742
RB23D2	549.40	551.10	3.600	UG2MC	10493.12305	-2812617.5	0.5	3.27	1.62	0.48	0.06	5.40	161.67	873
SD11D1	619.56	622.50	3.600	UG2MC	11401.94531	-2812603	0.5	0.00	0.00	0.00	0.00	4.18	279.61	1,170
SD15D0	647.95	650.39	3.600	UG2MC	10848.79395	-2812593.5	0.5	0.00	0.00	0.00	0.00	0.15	232.06	35
SD1D1	469.35	470.41	3.600	UG2MC	10585.77832	-2813142.75	0.5	0.00	0.00	0.00	0.00	6.23	100.81	628
SD1D2	469.15	470.14	3.600	UG2MC	10585.69336	-2813143.25	0.5	0.00	0.00	0.00	0.00	6.95	94.16	654

SD37D0	542.46	543.71	3.600	UG2MC	11043.48242	-2812958.5	0.5	2.88	1.23	0.62	0.02	4.74	118.88	564
SD38D0	588.96	590.44	3.600	UG2MC	11214.3877	-2812341	0.5	2.52	0.95	0.55	0.03	3.50	140.75	492
SD6D0	590.27	591.49	3.600	UG2MC	10493.2959	-2811880.25	0.5	0.00	0.00	0.00	0.00	3.31	116.03	384
SD6D1	590.16	591.47	3.600	UG2MC	10493.67285	-2811880.25	0.5	0.00	0.00	0.00	0.00	3.25	124.59	404
W012D0	309.78	311.50	3.677	UG2MC	8490.648267	-2813571.298	0.5	2.41	1.24	0.39	0.02	4.07	153.25	623
W017D0	101.75	103.00	3.556	UG2MC	9030.641191	-2814674.279	0.5	1.73	0.62	0.28	0.01	2.65	111.38	295
W019D0	208.08	208.98	3.369	UG2MC	8859.566193	-2814258.655	0.5	0.92	0.49	0.10	0.02	1.53	80.19	123
W020D0	93.75	94.65	2.996	UG2MC	8610.290047	-2814195.612	0.5	0.20	0.08	0.03	0.01	0.32	80.19	25
W021D0	421.15	422.05	3.069	UG2MC	7706.723316	-2812435.813	0.5	0.08	0.03	0.03	0.01	0.15	80.19	12
W023AD1	538.25	539.97	3.742	UG2MC	7843.68839	-2812082.17	0.5	2.45	0.80	0.37	0.01	3.64	159.48	580
W024D1	409.90	411.25	3.818	UG2MC	7706.173508	-2812146.052	0.5	2.97	1.20	0.43	0.02	4.62	125.17	578
W027D1	223.18	224.08	3.314	UG2MC	7223.621259	-2812375.957	0.5	0.88	0.21	0.14	0.01	1.24	83.45	103
W029D1	186.75	188.00	3.745	UG2MC	8534.393094	-2813940.557	0.5	2.19	0.75	0.34	0.02	3.30	111.38	368
W030D1	235.30	236.20	3.532	UG2MC	8615.730246	-2813905.841	0.5	1.64	0.48	0.22	0.02	2.37	80.19	190
W034D1	369.47	370.37	3.167	UG2MC	6581.677857	-2811228.464	0.5	1.49	0.87	0.21	0.02	2.58	83.45	215
W035D1	180.00	181.00	3.418	UG2MC	7172.654707	-2812596.687	0.5	2.05	0.91	0.32	0.02	3.30	92.72	306
W036D1	397.25	399.25	3.629	UG2MC	7445.026751	-2812266.475	0.5	2.43	0.85	0.37	0.01	3.66	185.44	678
WBJV002D0	555.92	557.62	3.840	UG2MC	8570.744907	-2812561.569	0.5	2.03	0.73	0.32	0.01	3.09	151.47	468
WBJV002D2	542.91	544.10	3.840	UG2MC	8572.686028	-2812561.176	0.5	2.22	0.73	0.34	0.01	3.30	106.03	350
WBJV003D0	536.78	537.68	3.797	UG2MC	9226.914208	-2812485.278	0.5	2.99	1.01	0.43	0.03	4.46	85.60	382
WBJV003D1	537.11	538.04	3.835	UG2MC	9234.132163	-2812482.078	0.5	2.31	1.41	0.35	0.04	4.12	88.45	364
WBJV005D0	476.90	477.80	3.239	UG2MC	8313.772075	-2812943.148	0.5	0.07	0.03	0.05	0.00	0.16	80.19	12
WBJV007D0	255.86	256.78	3.840	UG2MC	8327.173	-2813638.886	0.5	2.52	0.73	0.38	0.03	3.65	81.97	299
WBJV008D0	324.42	325.32	3.585	UG2MC	8079.944369	-2813338.672	0.5	0.64	0.28	0.12	0.01	1.05	80.19	84
WBJV008D1	322.71	323.86	3.807	UG2MC	8087.342148	-2813340.209	0.5	1.55	0.62	0.26	0.01	2.45	102.47	251
WBJV010D1	420.90	421.80	3.340	UG2MC	9359.522414	-2813611.619	0.5	1.77	0.73	0.25	0.02	2.77	80.19	222
WBJV012D0	64.32	65.22	3.103	UG2MC	7997.205508	-2814094.203	0.5	0.43	0.16	0.07	0.01	0.67	80.19	53
WBJV015D0	433.97	435.24	3.829	UG2MC	9425.929804	-2813164.965	0.5	2.64	1.12	0.39	0.04	4.18	120.78	505
WBJV015D1	437.13	438.31	3.822	UG2MC	9427.718193	-2813163.347	0.5	2.98	0.98	0.43	0.02	4.41	112.22	495
WBJV016D0	132.79	134.18	3.836	UG2MC	7771.779864	-2813567.714	0.5	2.46	0.90	0.37	0.03	3.76	123.85	465

WBJV016D1	131.94	133.30	3.840	UG2MC	7771.844476	-2813568.034	0.5	2.19	0.57	0.34	0.02	3.11	121.18	377
WBJV018D0	243.35	244.96	3.834	UG2MC	8757.149036	-2813926.442	0.5	2.76	1.36	0.41	0.03	4.57	143.45	655
WBJV018D1	245.02	246.42	3.759	UG2MC	8759.327605	-2813925.061	0.5	1.65	0.67	0.27	0.02	2.61	124.74	326
WBJV020D1	96.73	97.63	3.792	UG2MC	6343.420805	-2812138.854	0.5	1.60	0.14	0.26	0.01	2.01	80.19	162
WBJV021D0	280.54	281.65	3.783	UG2MC	9072.09419	-2814172.93	0.5	4.03	1.75	0.56	0.05	6.39	98.90	632
WBJV021D1	279.95	280.85	3.773	UG2MC	9069.954084	-2814175.862	0.5	2.39	0.82	0.35	0.03	3.60	80.19	289
WBJV022D0	81.26	82.16	3.144	UG2MC	8235.12002	-2813968.164	0.5	0.19	0.08	0.05	0.01	0.33	80.19	26
WBJV022D1	82.31	83.21	3.254	UG2MC	8235.280137	-2813967.956	0.5	0.05	0.07	0.03	0.01	0.17	80.19	13
WBJV023D0	200.86	206.30	3.764	UG2MC	7932.847054	-2813434.027	0.5	1.73	0.66	0.28	0.02	2.68	484.71	1,300
WBJV024D0	283.06	283.96	3.313	UG2MC	8827.076295	-2813849.032	0.5	0.80	0.45	0.11	0.02	1.38	80.19	110
WBJV024D1	283.10	284.00	3.442	UG2MC	8820.812195	-2813849.65	0.5	1.01	0.60	0.11	0.03	1.75	80.19	141
WBJV025D0	121.48	123.17	3.816	UG2MC	6742.259597	-2812448.479	0.5	2.76	0.85	0.41	0.02	4.03	150.58	607
WBJV025D1	120.20	122.68	3.831	UG2MC	6742.62457	-2812450.34	0.5	3.40	2.62	0.49	0.08	6.60	220.97	1,457
WBJV026D0	70.13	71.03	3.202	UG2MC	8236.44984	-2814035.546	0.5	0.30	0.22	0.05	0.02	0.60	80.19	48
WBJV026D1	69.80	70.70	3.279	UG2MC	8236.526382	-2814035.671	0.5	0.34	0.13	0.06	0.01	0.54	80.19	43
WBJV028D0	221.71	224.65	3.807	UG2MC	6968.628945	-2812006.055	0.5	2.90	1.48	0.42	0.05	4.86	261.96	1,273
WBJV028D1	221.64	224.21	3.834	UG2MC	6971.072777	-2812010.672	0.5	4.36	2.45	0.60	0.07	7.49	228.99	1,715
WBJV030D0	516.75	517.65	3.374	UG2MC	8777.446275	-2813093.776	0.5	0.61	0.22	0.05	0.03	0.89	85.60	77
WBJV032D0	360.95	362.11	3.814	UG2MC	9725.112806	-2813517.192	0.5	2.95	1.18	0.43	0.03	4.59	110.32	506
WBJV032D1	363.25	364.45	3.810	UG2MC	9723.866058	-2813519.418	0.5	3.57	1.26	0.51	0.02	5.36	114.13	611
WBJV033D1	375.50	376.54	3.670	UG2MC	9471.626369	-2814018.918	0.5	0.81	0.26	0.17	0.01	1.26	98.91	124
WBJV033D2	374.52	375.42	3.506	UG2MC	9468.23825	-2814020.544	0.5	1.11	0.69	0.16	0.01	1.96	85.60	168
WBJV034D0	433.20	434.10	3.623	UG2MC	8417.177083	-2813139.174	0.5	0.68	0.41	0.12	0.01	1.23	80.19	98
WBJV034D1	434.24	435.14	3.338	UG2MC	8416.544631	-2813142.893	0.5	1.51	0.90	0.20	0.02	2.63	80.19	211
WBJV034D2	434.89	436.44	3.762	UG2MC	8418.353061	-2813143.211	0.5	3.09	1.62	0.47	0.02	5.20	138.11	718
WBJV039D0	124.16	125.06	3.191	UG2MC	7585.05398	-2813547.246	0.5	0.37	0.15	0.07	0.01	0.60	80.19	48
WBJV042D0	524.54	525.54	3.832	UG2MC	8622.912695	-2812929.326	0.5	2.37	0.80	0.36	0.01	3.53	89.10	315
WBJV042D1	524.24	525.14	3.692	UG2MC	8627.539707	-2812942.896	0.5	2.75	1.72	0.40	0.10	4.97	80.19	399
WBJV043D0	574.60	575.50	3.415	UG2MC	8939.88378	-2812927.236	0.5	0.67	0.29	0.09	0.01	1.06	85.60	91
WBJV045D0	573.68	575.41	3.823	UG2MC	9447.141446	-2812716.305	0.5	3.16	1.46	0.46	0.01	5.09	164.53	837

WBJV045D1	573.67	574.94	3.809	UG2MC	9435.367254	-2812707.426	0.5	2.92	1.13	0.43	0.01	4.49	120.78	542
WBJV046D0	544.48	545.78	3.804	UG2MC	9485.036926	-2813018.827	0.5	2.73	1.06	0.40	0.02	4.20	123.64	520
WBJV046D1	544.41	545.75	3.808	UG2MC	9509.183545	-2813007.019	0.5	3.03	1.39	0.44	0.06	4.92	127.44	627
WBJV047D0	47.62	48.52	3.329	UG2MC	7536.922796	-2813818.576	0.5	0.43	0.27	0.09	0.01	0.81	80.19	65
WBJV048D0	478.21	479.94	3.805	UG2MC	8700.568412	-2812397.911	0.5	2.07	0.40	0.32	0.01	2.80	164.53	461
WBJV048D1	477.50	478.40	3.830	UG2MC	8700.563397	-2812408.804	0.5	3.57	1.68	0.51	0.04	5.80	85.60	497
WBJV050D0	591.47	592.67	3.793	UG2MC	8874.173276	-2812118.332	0.5	3.32	1.41	0.48	0.04	5.24	114.13	598
WBJV050D1	591.56	592.67	3.816	UG2MC	8876.257761	-2812119.095	0.5	3.17	1.58	0.46	0.05	5.27	105.57	556
WBJV052D0	190.18	191.08	3.395	UG2MC	8295.480331	-2813783.895	0.5	0.31	0.08	0.07	0.01	0.47	80.19	38
WBJV054D0	337.40	338.47	3.685	UG2MC	8694.866013	-2813646.587	0.5	1.00	0.34	0.19	0.02	1.55	95.34	148
WBJV054D1	337.60	338.50	3.589	UG2MC	8689.095572	-2813658.682	0.5	1.64	0.76	0.25	0.02	2.67	80.19	214
WBJV054D2	337.81	339.53	3.840	UG2MC	8688.86345	-2813656.649	0.5	1.29	0.43	0.17	0.02	1.90	153.25	292
WBJV056D0	286.33	287.87	3.836	UG2MC	8610.809092	-2813749.618	0.5	3.29	2.37	0.47	0.03	6.17	137.22	846
WBJV056D1	287.59	288.82	3.794	UG2MC	8608.173772	-2813749.358	0.5	1.82	0.56	0.29	0.01	2.68	109.59	294
WBJV057D0	162.38	163.28	3.433	UG2MC	6892.787318	-2812260.528	0.5	1.02	0.50	0.16	0.01	1.69	80.19	136
WBJV057D1	161.97	162.87	3.465	UG2MC	6888.948982	-2812259.794	0.5	1.09	0.37	0.15	0.01	1.62	80.19	130
WBJV059D0	184.30	185.20	3.401	UG2MC	6849.146523	-2811904.059	0.5	1.04	0.28	0.15	0.01	1.48	80.19	119
WBJV059D1	184.44	185.34	3.327	UG2MC	6850.118274	-2811907.897	0.5	0.74	0.36	0.14	0.01	1.24	80.19	100
WBJV060D0	248.46	249.53	3.780	UG2MC	7279.211975	-2812574.732	0.5	2.12	0.67	0.33	0.02	3.14	99.21	311
WBJV060D1	249.37	250.86	3.827	UG2MC	7280.313489	-2812577.986	0.5	3.84	0.87	0.54	0.03	5.28	138.15	729
WBJV063D1	134.51	135.41	3.261	UG2MC	6937.602553	-2812603.998	0.5	0.49	0.35	0.04	0.11	0.99	80.19	80
WBJV067D0	375.25	378.34	3.808	UG2MC	7202.306479	-2811863.304	0.5	3.47	1.36	0.49	0.02	5.34	286.50	1,531
WBJV067D1	376.15	377.57	3.768	UG2MC	7201.679468	-2811863.167	0.5	4.16	1.29	0.46	0.01	5.92	132.12	783
WBJV068D0	267.37	268.27	3.770	UG2MC	8902.52425	-2813990.762	0.5	2.26	1.04	0.34	0.02	3.66	80.19	293
WBJV068D1	267.38	268.74	3.827	UG2MC	8905.261245	-2813994.066	0.5	2.73	1.00	0.40	0.01	4.15	121.18	503
WBJV073D0	159.02	160.17	3.811	UG2MC	6288.879132	-2811783.768	0.5	2.98	1.33	0.43	0.03	4.78	102.47	490
WBJV073D1	158.42	159.32	3.789	UG2MC	6287.7942	-2811785.164	0.5	3.98	1.67	0.55	0.04	6.24	80.19	501
WBJV078D0	71.58	72.48	3.132	UG2MC	6561.332	-2812504.05	0.5	0.60	0.43	0.09	0.02	1.14	80.19	91
WBJV082D0	150.02	150.92	3.809	UG2MC	6874.187	-2812477.652	0.5	1.33	0.45	0.16	0.02	1.95	80.19	156
WBJV082D1	150.08	150.98	3.406	UG2MC	6876.355897	-2812480.688	0.5	1.28	0.63	0.13	0.02	2.05	80.19	165

WBJV083D0	143.23	144.13	3.218	UG2MC	6982.873326	-2812372.97	0.5	0.34	0.20	0.06	0.02	0.63	83.45	52
WBJV084D0	208.71	210.43	3.762	UG2MC	7053.585109	-2812267.14	0.5	3.15	1.15	0.45	0.01	4.77	159.48	760
WBJV084D1	209.97	211.09	3.804	UG2MC	7053.106493	-2812269.859	0.5	2.93	0.98	0.43	0.03	4.36	103.84	453
WBJV085D0	508.65	510.16	3.820	UG2MC	7770.246657	-2812062.309	0.5	2.75	0.86	0.41	0.01	4.03	140.00	564
WBJV085D1	507.62	509.16	3.799	UG2MC	7755.711723	-2812070.599	0.5	3.15	1.20	0.46	0.01	4.81	142.79	687
WBJV086D0	202.94	204.08	3.819	UG2MC	6932.413598	-2812130.787	0.5	0.58	0.29	0.17	0.01	1.05	101.57	107
WBJV086D1	200.70	202.96	3.836	UG2MC	6929.699695	-2812131.608	0.5	0.51	0.25	0.16	0.01	0.93	201.37	188
WBJV093D0	439.53	440.43	3.527	UG2MC	8501.730497	-2812252.654	0.5	1.54	0.22	0.19	0.01	1.96	83.45	164
WBJV096D0	417.93	418.83	3.173	UG2MC	7655.803904	-2812531.884	0.5	0.63	0.24	0.10	0.01	0.98	80.19	79
WBJV096D1	417.17	418.07	3.186	UG2MC	7665.62025	-2812530.536	0.5	0.54	0.17	0.08	0.01	0.80	80.19	64
WBJV098D0	316.64	317.54	3.558	UG2MC	7474.106474	-2812557.287	0.5	0.97	0.42	0.16	0.02	1.57	83.45	131
WBJV098D1	318.20	319.10	3.679	UG2MC	7482.87381	-2812554.152	0.5	2.86	2.62	0.48	0.04	6.00	83.45	500
WBJV099D0	453.88	454.78	3.574	UG2MC	8222.408145	-2812999.433	0.5	1.76	1.65	0.26	0.05	3.72	80.19	298
WBJV100D0	408.31	409.70	3.465	UG2MC	8026.985901	-2813020.091	0.5	2.23	0.89	0.34	0.01	3.47	123.85	430
WBJV102D0	467.33	468.23	3.445	UG2MC	7972.500116	-2812491.664	0.5	1.10	0.73	0.14	0.02	2.00	80.19	160
WBJV102D2	462.59	463.49	3.139	UG2MC	7955.60613	-2812509.635	0.5	0.89	0.29	0.14	0.02	1.35	80.19	108
WBJV103D0	446.88	448.47	3.947	UG2MC	9501.8	-2813383.31	0.5	3.23	1.15	0.46	0.03	4.87	151.22	736
WBJV104D0	564.68	567.02	3.669	UG2MC	9639.582968	-2812826.675	0.5	1.30	0.50	0.23	0.01	2.04	222.55	453
WBJV104D1	564.00	565.88	3.851	UG2MC	9663.281614	-2812817.668	0.5	2.27	0.94	0.35	0.02	3.58	178.80	640
WBJV104D2	564.93	565.86	3.736	UG2MC	9662.455078	-2812815.534	0.5	2.24	0.64	0.34	0.02	3.24	88.45	286
WBJV105D0	450.54	451.44	3.416	UG2MC	7582.360594	-2812176.139	0.5	1.53	0.51	0.22	0.01	2.26	83.45	189
WBJV108D0	421.76	423.27	3.624	UG2MC	8280.060486	-2812102.191	0.5	1.94	0.53	0.31	0.02	2.79	140.00	391
WBJV108D1	420.12	421.07	3.553	UG2MC	8266.66534	-2812101.419	0.5	1.42	0.61	0.24	0.01	2.28	88.08	201
WBJV108D2	422.08	423.00	3.792	UG2MC	8266.336633	-2812104.689	0.5	3.67	1.39	0.52	0.03	5.62	85.30	479
WBJV109D0	533.18	534.94	3.905	UG2MC	9979.222602	-2812792.024	0.5	2.20	0.85	0.34	0.01	3.41	167.39	571
WBJV109D1	532.65	534.70	3.793	UG2MC	9985.199257	-2812793.024	0.5	2.45	0.64	0.37	0.02	3.49	194.97	680
WBJV109D2	533.18	534.61	3.745	UG2MC	9983.950734	-2812789.113	0.5	3.54	1.60	0.50	0.03	5.67	136.00	772
WBJV112D0	502.14	503.21	3.859	UG2MC	10015.40288	-2813145.387	0.5	2.61	0.83	0.39	0.02	3.85	101.76	392
WBJV112D2	501.57	503.03	3.520	UG2MC	10014.10364	-2813144.906	0.5	1.73	0.79	0.28	0.01	2.81	138.85	390
WBJV113D0	429.33	430.23	3.514	UG2MC	7672.835325	-2812092.004	0.5	1.72	0.36	0.27	0.01	2.37	83.45	197

WBJV113D1	428.60	429.50	3.542	UG2MC	7662.604745	-2812098.792	0.5	1.84	0.34	0.29	0.01	2.48	83.45	207
WBJV113D2	427.27	429.65	3.236	UG2MC	7664.200064	-2812099.713	0.5	0.73	0.27	0.16	0.01	1.17	220.67	257
WBJV115D0	435.31	438.35	3.720	UG2MC	7894.747628	-2811782.716	0.5	1.39	0.33	0.24	0.01	1.98	281.86	557
WBJV115D1	439.76	443.06	4.098	UG2MC	7876.534729	-2811793.612	0.5	3.64	1.59	0.51	0.04	5.78	305.97	1,768
WBJV115D2	439.64	442.26	4.156	UG2MC	7880.340779	-2811792.782	0.5	3.39	1.39	0.48	0.02	5.28	242.92	1,283
WBJV116D0	562.88	564.05	3.904	UG2MC	9420.55691	-2812831.421	0.5	2.42	1.53	0.37	0.03	4.34	111.27	483
WBJV116D1	562.37	563.43	4.013	UG2MC	9424.414427	-2812828.69	0.5	3.12	1.24	0.45	0.02	4.83	100.81	487
WBJV116D2	563.49	564.67	4.242	UG2MC	9420.221206	-2812826.474	0.5	2.92	0.88	0.43	0.02	4.25	112.22	477
WBJV117D0	369.26	370.16	3.528	UG2MC	7890.970482	-2813041.82	0.5	2.35	0.70	0.35	0.01	3.41	80.19	273
WBJV118D0	478.33	479.61	3.542	UG2MC	7556.531901	-2811830.021	0.5	1.20	0.59	0.22	0.01	2.02	118.68	239
WBJV118D1	479.64	480.54	3.490	UG2MC	7544.333894	-2811831.434	0.5	2.04	0.43	0.31	0.01	2.79	83.45	232
WBJV120D0	375.10	379.12	3.936	UG2MC	7862.435343	-2811436.85	0.5	2.58	1.04	0.39	0.01	4.02	382.32	1,536
WBJV120D3	373.76	374.88	4.158	UG2MC	7861.221663	-2811437.031	0.5	4.21	1.90	0.58	0.02	6.72	106.52	716
WBJV120RDRILLD2	375.03	376.10	4.103	UG2MC	7853.609079	-2811432.224	0.5	2.38	0.64	0.36	0.02	3.40	101.76	346
WBJV121D0	386.58	388.70	3.814	UG2MC	8255.655567	-2811744.675	0.5	3.10	1.82	0.45	0.05	5.43	196.56	1,068
WBJV122D0	473.29	474.93	3.783	UG2MC	7629.181587	-2812745.2	0.5	2.45	1.10	0.37	0.02	3.94	146.13	576
WBJV124D0	540.29	541.77	3.959	UG2MC	10149.7791	-2812578.102	0.5	2.67	1.13	0.40	0.01	4.21	140.76	593
WBJV124D1	540.00	541.38	3.977	UG2MC	10162.49758	-2812572.31	0.5	3.15	1.41	0.46	0.02	5.04	131.25	662
WBJV124D3	540.33	541.80	3.946	UG2MC	10161.96288	-2812554.289	0.5	2.74	0.89	0.41	0.01	4.05	139.81	566
WBJV125D0	485.36	486.26	3.800	UG2MC	7272.338174	-2810978.914	0.5	0.64	0.16	0.16	0.01	0.98	85.60	84
WBJV125D1	484.78	485.68	3.906	UG2MC	7273.013882	-2810991.823	0.5	0.64	0.16	0.15	0.01	0.96	85.60	82
WBJV128D1	332.17	333.89	3.954	UG2MC	6924.853133	-2810885.967	0.5	2.79	1.40	0.41	0.02	4.62	163.58	756
WBJV128D2	331.64	333.91	3.897	UG2MC	6925.245269	-2810887.024	0.5	1.93	0.84	0.31	0.02	3.10	215.89	670
WBJV128D3	331.62	334.99	3.884	UG2MC	6923.836311	-2810886.642	0.5	3.55	1.95	0.50	0.04	6.05	320.51	1,940
WBJV129D0	347.83	348.90	3.838	UG2MC	6605.604649	-2811412.44	0.5	2.69	0.81	0.42	0.02	3.94	99.21	391
WBJV129D2	347.68	348.89	3.886	UG2MC	6604.676605	-2811409.01	0.5	2.77	0.98	0.41	0.02	4.18	112.19	469
WBJV130D0	558.21	559.21	3.277	UG2MC	8335.830136	-2812428.931	0.5	1.04	0.40	0.15	0.01	1.60	89.10	143
WBJV130D1	559.00	560.74	3.640	UG2MC	8332.941264	-2812440.522	0.5	1.87	0.66	0.30	0.02	2.85	155.04	443
WBJV130D2	558.69	559.85	3.865	UG2MC	8310.193218	-2812446.976	0.5	2.59	0.71	0.39	0.01	3.69	103.36	382
WBJV133D0	527.57	528.47	3.081	UG2MC	8358.074159	-2812823.451	0.5	0.86	0.23	0.13	0.01	1.23	80.19	99

WBJV133D1	527.46	528.36	2.965	UG2MC	8329.251657	-2812845.83	0.5	0.41	0.16	0.08	0.01	0.66	80.19	53
WBJV137D0	522.93	524.26	3.887	UG2MC	8725.819598	-2812762.193	0.5	2.79	1.09	0.41	0.02	4.30	126.49	544
WBJV137D1	522.77	524.42	3.888	UG2MC	8730.742476	-2812748.696	0.5	2.54	1.00	0.38	0.02	3.93	156.92	617
WBJV138D0	390.62	392.03	3.956	UG2MC	8436.826067	-2813312.613	0.5	2.73	0.83	0.40	0.01	3.98	125.63	499
WBJV138D1	390.78	391.68	3.663	UG2MC	8436.151196	-2813320.244	0.5	2.19	0.85	0.42	0.01	3.47	80.19	278
WBJV138D2	392.23	394.01	3.989	UG2MC	8435.423166	-2813320.935	0.5	3.10	0.71	0.45	0.01	4.27	158.60	677
WBJV140D1	556.24	557.14	3.442	UG2MC	7960.778192	-2812010.917	0.5	1.51	0.48	0.25	0.01	2.26	83.45	188
WBJV140D2	555.85	556.75	3.623	UG2MC	7966.755335	-2812010.321	0.5	2.13	0.69	0.33	0.01	3.17	83.45	264
WBJV141D0	381.98	383.07	4.049	UG2MC	8060.492327	-2811565.882	0.5	3.35	0.84	0.48	0.01	4.67	103.67	485
WBJV141D1	382.43	383.41	4.125	UG2MC	8054.717015	-2811568.09	0.5	3.83	1.40	0.54	0.02	5.79	93.20	540
WBJV142D0	462.13	466.02	3.891	UG2MC	7358.474227	-2811656.19	0.5	2.76	1.33	0.41	0.04	4.53	369.96	1,676
WBJV142D1	462.83	465.45	4.094	UG2MC	7365.081236	-2811659.235	0.5	2.76	1.26	0.41	0.04	4.47	249.18	1,113
WBJV143D1	397.46	398.36	3.257	UG2MC	7117.331565	-2811569.911	0.5	1.18	0.53	0.19	0.01	1.91	85.60	164
WBJV145D0	558.71	559.61	3.199	UG2MC	8923.67641	-2812740.104	0.5	0.84	0.46	0.07	0.04	1.41	85.60	121
WBJV145D1	559.72	560.83	3.944	UG2MC	8929.161819	-2812748.606	0.5	1.88	0.67	0.30	0.02	2.87	105.57	303
WBJV145D2	558.51	559.61	3.351	UG2MC	8926.57445	-2812749.919	0.5	1.17	0.42	0.21	0.03	1.82	104.62	191
WBJV146D1	480.76	482.70	3.969	UG2MC	8755.672282	-2813316.368	0.5	3.15	1.21	0.54	0.04	4.94	172.86	855
WBJV146D2	479.45	480.35	3.520	UG2MC	8758.100316	-2813317.609	0.5	1.62	0.64	0.24	0.01	2.52	80.19	202
WBJV149D0	426.94	428.23	3.798	UG2MC	6554.569166	-2811057.887	0.5	2.22	0.53	0.36	0.01	3.12	119.61	373
WBJV149D1	426.42	427.84	3.775	UG2MC	6550.060257	-2811057.384	0.5	2.24	1.44	0.41	0.05	4.15	131.66	546
WBJV153D0	549.98	550.89	4.262	UG2MC	9592.033217	-2812496.58	0.5	3.26	1.07	0.47	0.04	4.84	86.55	419
WBJV153D1	550.09	551.42	4.079	UG2MC	9600.974802	-2812503.034	0.5	2.99	1.39	0.44	0.05	4.87	126.49	616
WBJV153D2	549.91	551.05	4.027	UG2MC	9601.050292	-2812494.314	0.5	3.35	1.23	0.50	0.02	5.10	108.42	553
WBJV154D4	363.49	364.39	3.189	UG2MC	7783.650546	-2811510.215	0.5	0.96	0.31	0.15	0.01	1.43	85.60	123
WBJV156D0	685.20	686.58	3.927	UG2MC	7243.386424	-2810291.409	0.5	2.30	0.54	0.35	0.02	3.21	131.25	421
WBJV156D1	681.60	683.83	3.957	UG2MC	7228.937557	-2810292.539	0.5	3.43	1.21	0.49	0.02	5.15	212.09	1,091
WBJV170D0	267.42	268.32	3.694	UG2MC	6908.100639	-2810634.171	0.5	3.29	1.25	0.45	0.02	5.00	85.60	428
WBJV170D1	267.77	268.93	4.061	UG2MC	6910.542039	-2810636.77	0.5	3.34	1.39	0.48	0.02	5.23	110.32	577
WBJV171D2	348.37	349.27	3.729	UG2MC	7002.056465	-2811715.97	0.5	2.77	1.55	0.40	0.04	4.76	83.45	397
WBJV174D0	387.65	389.14	3.756	UG2MC	7378.562454	-2812032.482	0.5	2.75	1.27	0.41	0.02	4.45	138.15	615

WBJV174D1	387.10	388.00	3.966	UG2MC	7368.570095	-2812031.908	0.5	2.16	1.19	0.45	0.03	3.83	83.45	320
WBJV174D2	389.69	391.50	3.860	UG2MC	7371.21844	-2812031.611	0.5	2.72	0.96	0.40	0.02	4.10	167.82	688
WBJV177D0	328.39	329.29	3.370	UG2MC	5736.701459	-2810896.198	0.5	1.41	0.45	0.21	0.06	2.12	83.45	177
WBJV177D2	327.57	328.47	3.078	UG2MC	5730.342047	-2810903.862	0.5	0.90	0.31	0.13	0.01	1.35	83.45	113
WBJV178D0	331.13	332.56	3.941	UG2MC	6684.318626	-2810509.493	0.5	2.49	0.86	0.37	0.02	3.74	136.00	509
WBJV178D1	331.44	333.35	3.799	UG2MC	6686.310847	-2810511.903	0.5	4.73	2.26	0.65	0.04	7.68	181.65	1,395
WBJV178D3	330.75	332.86	3.729	UG2MC	6691.604418	-2810507.377	0.5	3.01	1.20	0.48	0.03	4.73	200.67	948
WBJV178D4	306.43	308.50	3.255	UG2MC	6688.425432	-2810506.171	0.5	9.83	4.17	0.62	0.49	15.11	196.87	2,975
WBJV179D0	350.25	352.20	3.702	UG2MC	5956.128322	-2811040.191	0.5	2.44	1.27	0.37	0.03	4.10	180.80	742
WBJV179D1	349.66	350.96	3.624	UG2MC	5969.910483	-2811048.914	0.5	1.70	0.57	0.28	0.02	2.56	120.53	309
WBJV179D2	351.20	352.10	3.867	UG2MC	5967.51272	-2811047.839	0.5	2.23	1.65	0.34	0.04	4.27	83.45	356
WBJV180D0	267.85	268.75	3.505	UG2MC	6069.14799	-2811302.309	0.5	2.17	0.61	0.11	0.12	3.01	83.45	251
WBJV180D1	267.10	268.00	3.477	UG2MC	6076.905072	-2811304.418	0.5	0.95	0.23	0.05	0.03	1.26	83.45	105
WBJV180D2	275.00	275.90	3.267	UG2MC	6075.884729	-2811305.063	0.5	1.01	0.25	0.17	0.05	1.47	83.45	123
WBJV182D1	531.95	532.85	3.117	UG2MC	6788.366395	-2810066.46	0.5	0.19	0.09	0.03	0.01	0.31	85.60	27
WBJV182D2	533.41	534.31	3.069	UG2MC	6790.285844	-2810067.42	0.5	0.22	0.08	0.03	0.01	0.33	85.60	29
WBJV183D1	800.72	801.62	3.670	UG2MC	7140.342919	-2810095.918	0.5	0.49	0.02	0.13	0.01	0.65	85.60	56
WBJV185D0	597.05	597.95	3.564	UG2MC	6022.244972	-2810510.092	0.5	1.31	0.41	0.19	0.01	1.92	83.45	160
WBJV186D0	703.70	709.38	3.424	UG2MC	6416.637776	-2809639.378	0.5	1.22	0.54	0.17	0.08	2.01	526.64	1,058
WBJV188AD0	661.26	662.42	4.130	UG2MC	6438.928379	-2809978.003	0.5	5.04	2.23	0.59	0.08	7.93	107.55	853
WBJV191D0	637.18	638.08	3.842	UG2MC	6286.731871	-2810203.464	0.5	0.73	0.14	0.18	0.01	1.06	83.45	89
WBJV203D0	388.71	389.61	3.498	UG2MC	6629.3989	-2810329.875	0.5	1.58	0.43	0.23	0.01	2.25	85.60	193
WBJV203D1	392.25	393.32	3.977	UG2MC	6631.488702	-2810331.519	0.5	3.70	3.07	0.57	0.05	7.40	101.76	753
WBJV203D2	388.75	390.36	3.784	UG2MC	6633.030007	-2810335.331	0.5	2.70	1.19	0.48	0.03	4.39	153.12	673
WBJV238D0	391.35	392.25	3.103	UG2MC	6758.493894	-2811220.99	0.5	0.20	0.05	0.06	0.01	0.32	85.60	27
WBJV238D1	390.88	391.78	2.827	UG2MC	6761.910647	-2811223.532	0.5	0.09	0.02	0.03	0.01	0.15	85.60	13
WBJV239D0	340.85	341.75	3.407	UG2MC	6411.985516	-2811258.045	0.5	1.24	0.48	0.15	0.02	1.90	83.45	158
WBJV239D1	338.00	338.90	3.097	UG2MC	6411.294059	-2811260.832	0.5	0.57	0.20	0.07	0.01	0.84	83.45	70
WBJV241D0	338.30	339.20	3.131	UG2MC	6800.870172	-2811567.776	0.5	1.11	0.44	0.13	0.02	1.70	83.45	142
WBJV241D1	337.85	338.75	3.039	UG2MC	6799.732416	-2811573.131	0.5	1.02	0.33	0.11	0.01	1.47	83.45	123

BOS15D0	575.29	576.53	3.160	MRMC	13046.66	-2812447.5	0.5	-	-	-	-	2.75	117.94	324
BOS15D2	575.65	576.66	3.160	MRMC	13046.66	-2812452.75	0.5	-	-	-	-	1.80	96.05	173
BOS226D0	414.60	415.65	3.160	MRMC	10965.47	-2813382.5	0.5	-	-	-	-	8.62	99.86	861
BOS426D0	343.42	344.69	3.160	MRMC	11016.72	-2813660	0.5	-	-	-	-	3.08	120.78	372
BOS430D0	424.62	425.80	3.160	MRMC	11266.52	-2813347	0.5	-	-	-	-	4.80	112.22	538
BOS434D0	465.52	466.53	3.160	MRMC	11514.46	-2813012.25	0.5	-	-	-	-	4.09	96.06	393
BOS435D0	421.37	422.40	3.160	MRMC	11534.07	-2813296.5	0.5	-	-	-	-	8.08	97.96	791
BOS438D0	438.32	439.34	3.160	MRMC	11810.83	-2813264.75	0.5	-	-	-	-	2.32	97.01	225
BOS537D0	308.68	310.32	3.160	MRMC	10330.18	-2814142.25	0.5	-	-	-	-	7.22	155.97	1,126
BOS543D0	331.53	332.56	3.160	MRMC	10297.55	-2814004.5	0.5	-	-	-	-	1.63	97.96	160
BOS604D0	272.55	273.60	3.160	MRMC	10593.53	-2813967.5	0.5	-	-	-	-	7.12	99.86	711
BOS611D0	314.05	315.09	3.160	MRMC	10572.89	-2813835.5	0.5	-	-	-	-	5.37	98.91	531
BOS629D0	232.68	233.90	3.160	MRMC	9629.89	-2814712.25	0.5	-	-	-	-	3.77	108.70	410
BOS632D0	285.47	286.70	3.160	MRMC	9475.89	-2814636.25	0.5	-	-	-	-	7.89	109.59	865
BOS633D0	312.56	313.82	3.160	MRMC	9412	-2814525.25	0.5	-	-	-	-	5.77	112.27	648
BOS635D0	360.35	361.50	3.160	MRMC	9553.9	-2814494.25	0.5	-	-	-	-	1.25	109.37	137
BOS640D0	158.14	159.22	3.160	MRMC	9862.89	-2814393.25	0.5	-	-	-	-	3.15	102.71	323
BOS645D0	336.01	337.09	3.160	MRMC	9486.9	-2814080.25	0.5	-	-	-	-	3.32	102.71	341
BOS647D0	361.55	362.75	3.160	MRMC	9655.9	-2813993.25	0.5	-	-	-	-	1.42	114.13	162
BOS650D0	254.26	255.25	3.160	MRMC	9891.89	-2814061.25	0.5	-	-	-	-	2.04	94.16	192
BOS709D0	238.88	240.06	3.160	MRMC	9268.9	-2814527.25	0.5	-	-	-	-	2.61	105.14	274
BOS712D0	273.24	275.70	3.160	MRMC	10109.89	-2814262.25	0.5	-	-	-	-	7.69	233.96	1,799
BOS713D0	321.92	323.05	3.160	MRMC	10076.89	-2814111.25	0.5	-	-	-	-	2.22	107.47	238
BOS714D0	373.69	374.86	3.160	MRMC	9231.9	-2814255.25	0.5	-	-	-	-	0.33	108.48	36
BOS715D0	260.41	261.43	3.160	MRMC	9091.9	-2814296.25	0.5	-	-	-	-	0.96	90.88	87
BOS716D0	314.37	315.41	3.160	MRMC	10229.89	-2814092.25	0.5	-	-	-	-	0.35	98.91	35
BOS717D0	357.53	359.37	3.160	MRMC	10161.89	-2813977.25	0.5	-	-	-	-	10.06	174.99	1,760
BOS718D0	369.05	370.21	3.160	MRMC	10096.89	-2813929.25	0.5	-	-	-	-	1.33	110.32	147
BOS723D0	367.84	368.85	3.160	MRMC	10055.89	-2813739.25	0.5	-	-	-	-	5.30	96.06	509
BOS724D0	349.89	351.00	3.160	MRMC	10312.89	-2813775.25	0.5	-	-	-	-	2.18	105.57	230

BOS725D0	358.49	359.67	3.160	MRMC	10166.89	-2813674.25	0.5	-	-	-	-	3.89	112.23	436
BOS730D0	365.86	366.93	3.160	MRMC	10469.89	-2813501.25	0.5	-	-	-	-	2.76	101.76	281
BOS733D0	517.19	518.39	3.160	MRMC	12359.87	-2812889.25	0.5	-	-	-	-	6.97	114.13	796
BOS734D0	516.97	517.97	3.160	MRMC	12637.86	-2812854.25	0.5	-	-	-	-	8.59	95.11	817
BOS735D0	533.45	534.46	3.160	MRMC	12909.86	-2812783.25	0.5	-	-	-	-	4.59	96.06	441
BOS736D0	700.51	701.61	3.160	MRMC	13338.2	-2812291.25	0.5	-	-	-	-	7.30	104.61	764
BOS736D2	700.58	701.68	3.160	MRMC	13338.2	-2812297.5	0.5	-	-	-	-	5.45	104.61	570
BOS737D0	735.68	737.51	3.160	MRMC	13725.3	-2812126.75	0.5	-	-	-	-	10.79	174.04	1,877
BOS737D2	735.82	737.48	3.160	MRMC	13724.97	-2812126.75	0.5	-	-	-	-	6.61	157.87	1,043
BOS739D1	768.31	770.10	3.160	MRMC	14001.32	-2812085.75	0.5	-	-	-	-	5.30	170.24	901
ELN01_D0	491.05	492.05	3.160	MRMC	9866.31	-2812667.5	0.5	-	-	-	-	7.92	95.11	753
ELN01_D3	490.73	491.73	3.160	MRMC	9866.31	-2812667.5	0.5	-	-	-	-	12.87	95.11	1,224
ELN06_D2	396.31	397.77	3.160	MRMC	9219.72	-2812880.75	0.5	-	-	-	-	7.24	138.85	1,005
ELN12_D0	334.38	335.38	3.160	MRMC	8873.406	-2813698	0.5	-	-	-	-	2.01	92.72	186
ELN12_D1	334.71	336.74	3.160	MRMC	8873.406	-2813698	0.5	-	-	-	-	7.93	188.22	1,493
ELN12_D2	335.61	337.75	3.160	MRMC	8873.406	-2813698	0.5	-	-	-	-	11.51	198.42	2,284
ELN15_D0	430.97	431.97	3.160	MRMC	8367.607	-2812800.5	0.5	-	-	-	-	0.15	92.72	14
FG13D0	663.33	664.50	3.160	MRMC	7937.538	-2810214.25	0.5	-	-	-	-	2.66	111.27	296
FG13D3	662.83	663.90	3.160	MRMC	7937.538	-2810227	0.5	-	-	-	-	5.24	101.76	534
FG14D0	513.55	514.63	3.160	MRMC	10095.85	-2812080.25	0.5	-	-	-	-	1.31	102.72	134
FG14D1	513.69	514.72	3.160	MRMC	10095.85	-2812080.25	0.5	-	-	-	-	2.46	97.96	241
FG14D2	513.49	514.60	3.160	MRMC	10095.76	-2812080	0.5	-	-	-	-	2.22	105.57	234
FG17D0	524.87	525.90	3.160	MRMC	9128.168	-2811504.75	0.5	-	-	-	-	5.05	97.96	494
FG17D1	525.02	526.08	3.160	MRMC	9127.744	-2811506	0.5	-	-	-	-	9.16	100.81	924
FG17D2	524.43	525.41	3.160	MRMC	9128.303	-2811505.5	0.5	-	-	-	-	4.60	93.20	429
FG18D0	516.06	517.13	3.160	MRMC	9717.568	-2811787.25	0.5	-	-	-	-	0.51	101.76	52
FG18D1	515.21	516.30	3.160	MRMC	9717.477	-2811787.5	0.5	-	-	-	-	0.30	103.66	31
FG18D2	514.74	515.85	3.160	MRMC	9717.832	-2811786.5	0.5	-	-	-	-	12.62	105.57	1,332
FG19D2	660.70	661.72	3.160	MRMC	8071.869	-2810750.75	0.5	-	-	-	-	6.74	97.00	654
FG19D3	660.66	661.77	3.160	MRMC	8071.167	-2810753.5	0.5	-	-	-	-	5.43	105.57	573

FG19D4	660.63	661.79	3.160	MRMC	8071.975	-2810750	0.5	-	-	-	-	8.97	110.32	990
FG20D0	506.71	507.82	3.160	MRMC	9642.896	-2812237	0.5	-	-	-	-	5.95	105.57	628
FG20D1	506.29	507.35	3.160	MRMC	9642.776	-2812236.75	0.5	-	-	-	-	7.52	100.81	759
FG20D2	506.62	507.64	3.160	MRMC	9643.343	-2812237.25	0.5	-	-	-	-	5.79	97.01	562
FG21D0	529.92	531.00	3.160	MRMC	9680.605	-2811301.25	0.5	-	-	-	-	5.90	102.72	606
FG21D1	530.17	531.22	3.160	MRMC	9680.585	-2811301	0.5	-	-	-	-	10.84	99.86	1,083
FG21D2	530.07	531.51	3.160	MRMC	9679.023	-2811301.25	0.5	-	-	-	-	7.33	136.95	1,005
FG25D0	544.30	545.38	3.160	MRMC	8568.792	-2811653.75	0.5	-	-	-	-	2.29	102.72	235
FG25D1	544.40	545.49	3.160	MRMC	8569.085	-2811653.5	0.5	-	-	-	-	4.12	103.66	427
FG25D2	544.30	545.39	3.160	MRMC	8567.563	-2811654	0.5	-	-	-	-	5.74	103.67	595
FG26D0	766.19	767.36	3.160	MRMC	7470.238	-2810369.75	0.5	-	-	-	-	5.61	111.27	624
FG26D1	766.15	767.36	3.160	MRMC	7470.374	-2810369.75	0.5	-	-	-	-	4.04	115.07	464
FG29D0	466.93	468.10	3.160	MRMC	9729.361	-2813245.5	0.5	-	-	-	-	1.76	111.27	196
FG29D1	467.78	468.85	3.160	MRMC	9729.422	-2813245.5	0.5	-	-	-	-	2.40	101.76	244
FG2D0	519.33	521.04	3.160	MRMC	9268.615	-2812036	0.5	-	-	-	-	11.87	162.63	1,931
FG2D2	519.25	520.86	3.160	MRMC	9268.615	-2812036.5	0.5	-	-	-	-	18.02	153.12	2,759
FG2D3	519.15	520.78	3.160	MRMC	9267.988	-2812036	0.5	-	-	-	-	12.75	155.02	1,977
RB23D0	492.30	493.39	3.160	MRMC	10481.63	-2812608.25	0.5	-	-	-	-	1.96	103.67	204
RB23D1	492.20	493.25	3.160	MRMC	10479.9	-2812584.25	0.5	-	-	-	-	1.67	99.86	167
RB23D2	492.92	493.98	3.160	MRMC	10490.71	-2812616.75	0.5	-	-	-	-	1.97	100.81	199
SD11D0	538.69	539.87	3.160	MRMC	11401.39	-2812603	0.5	-	-	-	-	8.86	112.22	994
SD11D2	539.97	540.97	3.160	MRMC	11401.39	-2812603.5	0.5	-	-	-	-	14.20	95.11	1,351
SD11D3	539.08	540.26	3.160	MRMC	11400.87	-2812603	0.5	-	-	-	-	5.75	112.22	646
SD15D0	563.63	564.73	3.160	MRMC	10848.79	-2812593.5	0.5	-	-	-	-	5.74	104.61	601
SD15D2	563.78	564.88	3.160	MRMC	10848.97	-2812593.5	0.5	-	-	-	-	8.17	104.61	855
SD1D0	415.50	416.78	3.160	MRMC	10585.69	-2813142.75	0.5	-	-	-	-	3.99	121.74	485
SD1D3	415.95	417.03	3.160	MRMC	10584.77	-2813142.75	0.5	-	-	-	-	5.00	102.71	513
SD1D4	415.78	416.84	3.160	MRMC	10585.69	-2813141.25	0.5	-	-	-	-	3.38	100.81	341
SD37D2	472.33	473.36	3.160	MRMC	11032.66	-2812969.75	0.5	-	-	-	-	2.33	97.96	228
SD38D2	543.62	544.66	3.160	MRMC	11215.14	-2812341	0.5	-	-	-	-	4.42	98.91	437

SD6D0	530.71	531.79	3.160	MRMC	10493.3	-2811880.25	0.5	-	-	-	-	7.96	102.71	817
SD6D2	530.58	531.61	3.160	MRMC	10493.3	-2811880.5	0.5	-	-	-	-	7.44	97.96	729
W018D0	95.60	96.50	3.126	MRMC	8824.020479	-2814440.477	0.5	2.28	0.78	0.12	0.17	3.35	80.19	269
W019D0	182.80	183.70	3.348	MRMC	8859.974068	-2814259.158	0.5	3.02	1.23	0.14	0.36	4.76	80.19	382
W020D0	75.70	76.60	3.218	MRMC	8610.753768	-2814195.452	0.5	0.08	0.04	0.01	0.10	0.24	80.19	19
W025D1	384.85	385.75	3.155	MRMC	7565.914623	-2812223.164	0.5	5.60	1.19	0.32	0.11	7.21	83.45	602
W035D1	161.55	162.45	3.282	MRMC	7172.036341	-2812596.485	0.5	5.94	1.95	0.28	0.28	8.45	83.45	705
WBJV001D0	447.75	448.65	3.255	MRMC	8914.883	-2812519.043	0.5	3.10	1.42	0.12	0.18	4.82	85.60	413
WBJV001D2	441.26	442.16	3.266	MRMC	8914.679206	-2812520.276	0.5	3.38	1.54	0.12	0.30	5.35	85.60	458
WBJV002D0	464.62	465.91	3.251	MRMC	8572.082162	-2812562.413	0.5	3.39	1.67	0.14	0.36	5.56	114.94	639
WBJV002D1	458.72	459.84	3.236	MRMC	8564.263585	-2812544.183	0.5	2.03	1.16	0.13	0.20	3.52	99.79	351
WBJV004D0	402.21	403.11	3.276	MRMC	8980.11371	-2813589.272	0.5	1.25	0.82	0.10	0.27	2.43	80.19	195
WBJV006D0	460.08	460.98	3.223	MRMC	8609.276866	-2813260.734	0.5	11.15	5.03	0.31	0.50	16.99	80.19	1,362
WBJV006D1	456.51	457.41	3.251	MRMC	8601.875239	-2813261.23	0.5	9.35	4.69	0.29	0.61	14.94	80.19	1,198
WBJV008D0	243.10	244.00	3.275	MRMC	8078.049914	-2813338.128	0.5	1.62	0.76	0.09	0.14	2.61	80.19	209
WBJV008D1	239.77	240.67	3.273	MRMC	8082.669955	-2813340.023	0.5	0.54	0.31	0.01	0.11	0.98	80.19	79
WBJV009D3	272.34	273.24	3.228	MRMC	5736.862696	-2811295.251	0.5	0.58	0.14	0.09	0.01	0.82	83.45	69
WBJV015D0	389.83	390.73	3.291	MRMC	9426.986482	-2813163.945	0.5	7.21	2.62	0.33	0.37	10.54	85.60	902
WBJV015D1	390.88	392.20	3.248	MRMC	9427.718193	-2813163.347	0.5	3.12	1.35	0.13	0.31	4.91	125.54	617
WBJV018D1	231.16	232.12	3.250	MRMC	8759.327605	-2813925.061	0.5	7.08	3.12	0.25	0.69	11.15	85.54	953
WBJV025D0	113.79	114.69	3.231	MRMC	6742.2041	-2812448.258	0.5	0.36	0.24	0.02	0.04	0.65	80.19	52
WBJV030D0	475.89	476.82	3.247	MRMC	8778.301149	-2813093.957	0.5	6.02	2.24	0.32	0.49	9.08	88.45	803
WBJV030D1	476.12	477.02	3.253	MRMC	8778.726641	-2813093.964	0.5	2.76	1.27	0.14	0.28	4.46	85.60	382
WBJV030D2	475.91	476.81	3.271	MRMC	8778.906614	-2813093.978	0.5	0.10	0.05	0.01	0.09	0.24	85.60	21
WBJV033D0	338.70	339.60	3.259	MRMC	9458.166109	-2814017.186	0.5	2.51	1.25	0.13	0.37	4.26	85.60	365
WBJV033D1	339.30	340.20	3.263	MRMC	9469.023175	-2814018.258	0.5	3.18	1.01	0.16	0.21	4.58	85.60	392
WBJV033D2	339.37	340.27	3.273	MRMC	9465.804856	-2814020.483	0.5	1.07	0.53	0.06	0.12	1.77	85.60	152
WBJV039D0	106.40	107.30	2.995	MRMC	7584.933926	-2813547.073	0.5	0.42	0.12	0.03	0.03	0.59	80.19	48
WBJV040D0	384.94	385.84	3.028	MRMC	8832.625693	-2813474.373	0.5	0.02	0.02	0.01	0.04	0.08	80.19	6
WBJV041D0	491.58	492.48	3.047	MRMC	8954.191627	-2813283.799	0.5	0.28	0.15	0.03	0.05	0.52	80.19	42

WBJV042D0	503.31	504.21	3.243	MRMC	8622.923622	-2812928.829	0.5	8.94	3.39	0.44	0.84	13.60	80.19	1,091
WBJV042D1	502.73	503.63	3.271	MRMC	8627.707091	-2812941.891	0.5	2.71	1.36	0.22	0.36	4.64	80.19	372
WBJV042D2	502.69	503.59	3.186	MRMC	8623.934963	-2812936.52	0.5	3.08	1.31	0.22	0.30	4.91	80.19	393
WBJV043D0	529.63	530.53	3.274	MRMC	8939.873457	-2812925.57	0.5	6.02	1.98	0.30	0.37	8.67	85.60	742
WBJV043D1	529.65	530.55	3.237	MRMC	8941.298978	-2812942.296	0.5	5.12	1.34	0.14	0.23	6.85	85.60	586
WBJV043D2	523.60	524.50	3.255	MRMC	8940.001568	-2812944.327	0.5	4.86	1.47	0.29	0.29	6.91	85.60	591
WBJV048D0	423.27	424.17	3.268	MRMC	8701.316524	-2812396.426	0.5	0.63	0.62	0.05	0.12	1.42	85.60	121
WBJV048D1	424.48	425.38	3.263	MRMC	8699.655583	-2812406.474	0.5	5.76	1.90	0.24	0.35	8.26	85.60	707
WBJV050D0	530.63	531.53	3.183	MRMC	8873.566727	-2812118.122	0.5	5.10	2.28	0.27	0.35	8.00	85.60	684
WBJV050D1	530.43	531.33	3.263	MRMC	8873.710438	-2812120.06	0.5	3.29	1.22	0.16	0.28	4.95	85.60	423
WBJV053D0	220.50	222.54	3.241	MRMC	8906.14485	-2814160.368	0.5	7.48	2.38	0.47	0.39	10.72	181.77	1,948
WBJV053D1	221.78	222.86	3.250	MRMC	8905.804411	-2814161.595	0.5	9.38	4.47	0.40	0.63	14.88	96.23	1,432
WBJV057D0	145.63	146.53	3.259	MRMC	6893.15738	-2812260.487	0.5	3.01	1.11	0.17	0.14	4.43	80.19	355
WBJV057D1	145.60	146.50	3.179	MRMC	6889.778249	-2812259.869	0.5	1.63	0.57	0.10	0.05	2.36	80.19	189
WBJV058D0	384.49	385.46	3.245	MRMC	8592.345015	-2813501.982	0.5	5.63	1.96	0.36	0.39	8.34	86.43	721
WBJV058D1	383.65	384.55	3.267	MRMC	8588.263381	-2813500.007	0.5	8.80	1.74	0.37	0.35	11.26	80.19	903
WBJV069D1	166.10	167.00	3.155	MRMC	7111.732713	-2812412.409	0.5	7.05	3.09	0.44	0.50	11.08	83.45	925
WBJV073D0	146.31	147.21	3.240	MRMC	6289.00619	-2811783.859	0.5	4.92	1.74	0.32	0.33	7.31	80.19	586
WBJV073D1	145.08	146.46	3.285	MRMC	6288.23523	-2811784.991	0.5	0.50	0.28	0.03	0.16	0.97	122.96	119
WBJV084D0	160.72	161.62	3.251	MRMC	7053.705297	-2812265.554	0.5	4.89	1.71	0.22	0.35	7.17	83.45	598
WBJV084D1	160.91	161.81	3.255	MRMC	7052.883033	-2812269.46	0.5	2.14	0.99	0.07	0.23	3.42	83.45	286
WBJV085D0	467.26	468.16	3.255	MRMC	7771.570097	-2812061.637	0.5	3.76	1.29	0.16	0.22	5.44	83.45	454
WBJV085D1	466.94	467.84	3.261	MRMC	7758.022246	-2812068.973	0.5	3.65	0.88	0.17	0.23	4.94	83.45	412
WBJV087D0	192.45	193.35	3.259	MRMC	7074.923538	-2812162.932	0.5	2.66	1.20	0.19	0.39	4.44	83.45	370
WBJV087D2	192.16	193.06	3.260	MRMC	7076.340343	-2812163.216	0.5	3.98	1.23	0.20	0.30	5.70	83.45	476
WBJV087D3	192.35	193.25	3.265	MRMC	7074.831393	-2812162.757	0.5	3.31	0.83	0.16	0.18	4.48	83.45	374
WBJV090D0	152.33	153.23	3.245	MRMC	7100.854	-2812490.34	0.5	0.83	0.77	0.07	0.09	1.76	83.45	147
WBJV090D1	152.31	153.21	3.231	MRMC	7099.68357	-2812488.555	0.5	0.42	0.27	0.02	0.06	0.77	83.45	64
WBJV090D2	152.62	153.52	3.252	MRMC	7098.781164	-2812487.737	0.5	0.90	0.84	0.06	0.10	1.90	83.45	159
WBJV091D0	346.65	347.55	3.252	MRMC	6957.313481	-2811360.787	0.5	5.58	1.10	0.41	0.18	7.27	85.60	622

WBJV092D0	279.31	280.21	3.257	MRMC	6269.67347	-2811438.147	0.5	1.35	0.66	0.17	0.07	2.25	83.45	188
WBJV092D1	279.00	279.90	3.240	MRMC	6276.408404	-2811433.102	0.5	0.42	0.17	0.04	0.05	0.68	83.45	57
WBJV092D2	279.47	280.37	3.269	MRMC	6275.230995	-2811432.384	0.5	0.85	0.33	0.06	0.14	1.38	83.45	115
WBJV093D0	400.00	400.90	3.271	MRMC	8501.352613	-2812252.378	0.5	1.52	0.66	0.07	0.30	2.55	83.45	212
WBJV095D0	417.40	419.19	3.231	MRMC	8036.984269	-2812843.361	0.5	2.72	1.20	0.12	0.28	4.34	159.49	692
WBJV095D1	418.29	420.06	3.243	MRMC	8041.563554	-2812853.668	0.5	3.76	1.77	0.17	0.48	6.18	157.71	975
WBJV096D0	337.93	338.83	3.275	MRMC	7653.59206	-2812532.63	0.5	7.80	2.30	0.44	0.41	10.95	80.19	878
WBJV096D1	340.40	342.11	3.236	MRMC	7661.411117	-2812529.359	0.5	16.90	6.69	1.16	0.73	25.48	152.36	3,882
WBJV096D2	340.03	342.00	3.240	MRMC	7659.170177	-2812526.74	0.5	10.82	4.09	0.46	0.78	16.14	175.53	2,834
WBJV099D0	441.03	441.93	3.268	MRMC	8222.498163	-2812999.264	0.5	0.40	0.18	0.04	0.12	0.74	80.19	59
WBJV099D2	442.32	443.22	3.253	MRMC	8220.013165	-2813003.506	0.5	0.14	0.11	0.02	0.07	0.34	80.19	27
WBJV100D0	325.89	326.79	3.001	MRMC	8025.533454	-2813018.876	0.5	2.50	1.27	0.17	0.23	4.17	80.19	335
WBJV100D1	326.10	327.00	3.036	MRMC	8030.825373	-2813024.583	0.5	2.58	0.95	0.14	0.19	3.85	80.19	309
WBJV100D2	326.17	327.07	3.043	MRMC	8031.266023	-2813026.912	0.5	3.99	1.66	0.25	0.31	6.20	80.19	497
WBJV102D0	409.07	409.97	3.255	MRMC	7975.466536	-2812490.327	0.5	3.24	1.37	0.15	0.27	5.02	80.19	403
WBJV102D1	411.57	412.87	3.239	MRMC	7959.742979	-2812495.529	0.5	4.71	2.03	0.33	0.27	7.34	115.83	850
WBJV104D1	535.46	536.36	3.184	MRMC	9660.978056	-2812818.042	0.5	1.07	0.67	0.08	0.09	1.91	85.60	163
WBJV104D2	536.32	537.22	2.938	MRMC	9660.777212	-2812815.264	0.5	0.66	0.32	0.03	0.09	1.10	85.60	94
WBJV106D0	397.88	398.78	3.265	MRMC	9366.547549	-2813899.236	0.5	3.55	1.24	0.27	0.20	5.26	80.19	422
WBJV106D2	403.72	404.62	3.125	MRMC	9372.689437	-2813910.176	0.5	3.91	1.45	0.23	0.27	5.86	80.19	470
WBJV108D1	372.99	374.00	3.146	MRMC	8270.008967	-2812101.803	0.5	10.62	3.56	0.48	1.11	15.77	93.65	1,477
WBJV109D0	468.24	469.16	3.345	MRMC	9977.987075	-2812792.42	0.5	6.24	2.56	0.33	0.34	9.48	87.50	829
WBJV109D1	467.98	468.99	3.300	MRMC	9985.757515	-2812793.265	0.5	4.89	1.94	0.33	0.36	7.53	96.06	723
WBJV109D2	467.75	469.42	3.330	MRMC	9983.989484	-2812790.864	0.5	3.67	1.27	0.25	0.33	5.51	158.83	875
WBJV112D0	448.95	453.37	3.237	MRMC	10014.44118	-2813145.033	0.5	4.72	1.76	0.32	0.16	6.96	420.37	2,925
WBJV112D1	448.97	453.08	3.196	MRMC	10018.37898	-2813148.344	0.5	3.46	1.36	0.24	0.09	5.15	390.88	2,014
WBJV112D2	449.25	452.83	3.234	MRMC	10014.10364	-2813144.906	0.5	6.44	2.92	0.45	0.28	10.09	340.48	3,435
WBJV114D0	355.76	356.66	3.146	MRMC	7815.869322	-2813054.351	0.5	3.59	1.74	0.19	0.61	6.13	80.19	491
WBJV116D0	506.40	507.30	3.139	MRMC	9419.609945	-2812832.122	0.5	2.65	1.14	0.12	0.23	4.15	85.60	355
WBJV116D1	506.26	507.16	3.192	MRMC	9422.272427	-2812828.502	0.5	3.65	1.60	0.17	0.30	5.73	85.60	490

WBJV116D2	506.26	507.16	3.223	MRMC	9421.236144	-2812827.339	0.5	4.37	1.10	0.20	0.40	6.07	85.60	520
WBJV120D0	330.43	331.33	3.221	MRMC	7863.619742	-2811437.448	0.5	0.22	0.11	0.02	0.08	0.44	85.60	38
WBJV120D3	330.16	331.06	3.327	MRMC	7861.207272	-2811437.009	0.5	0.34	0.21	0.03	0.12	0.69	85.60	59
WBJV124D0	489.35	490.25	3.278	MRMC	10148.18198	-2812578.833	0.5	6.59	2.77	0.38	0.46	10.20	85.60	873
WBJV124D1	489.31	490.21	3.229	MRMC	10160.71763	-2812574.517	0.5	6.54	2.20	0.46	0.26	9.46	85.60	809
WBJV124D3	489.26	490.16	3.282	MRMC	10160.54012	-2812556.665	0.5	8.75	2.23	0.39	0.36	11.73	85.60	1,004
WBJV125D0	457.74	458.64	3.139	MRMC	7272.519447	-2810978.026	0.5	4.34	2.02	0.25	0.31	6.92	85.60	592
WBJV125D1	456.68	457.58	3.118	MRMC	7272.953748	-2810990.245	0.5	1.00	0.44	0.07	0.07	1.58	85.60	135
WBJV127D0	446.28	447.21	3.185	MRMC	7319.996901	-2811334.197	0.5	2.91	1.04	0.13	0.25	4.33	88.45	383
WBJV127D1	446.19	447.09	3.248	MRMC	7323.729182	-2811336.298	0.5	3.64	1.74	0.24	0.33	5.95	85.60	509
WBJV127D2	446.17	447.07	3.207	MRMC	7324.004888	-2811336.099	0.5	2.80	1.05	0.12	0.37	4.34	85.60	372
WBJV130D0	483.30	484.20	3.243	MRMC	8339.873147	-2812426.973	0.5	2.95	1.49	0.18	0.26	4.88	80.19	391
WBJV130D1	483.59	484.49	3.271	MRMC	8339.11604	-2812439.336	0.5	7.73	2.72	0.37	0.43	11.25	80.19	902
WBJV130D2	483.55	484.45	3.259	MRMC	8314.313451	-2812442.057	0.5	2.83	1.18	0.19	0.65	4.86	80.19	389
WBJV131D0	548.48	550.23	3.195	MRMC	7242.968637	-2810723.179	0.5	6.82	3.85	0.51	0.58	11.76	166.43	1,958
WBJV131D1	548.19	549.52	3.193	MRMC	7238.337273	-2810731.426	0.5	6.62	2.99	0.34	0.26	10.22	126.49	1,292
WBJV131D3	548.19	549.55	3.224	MRMC	7241.104947	-2810733.627	0.5	7.49	3.25	0.54	0.57	11.85	129.34	1,533
WBJV135D0	528.98	529.88	3.298	MRMC	8967.001303	-2813105.696	0.5	4.63	1.47	0.35	0.02	6.47	85.60	554
WBJV136D0	488.72	490.97	3.231	MRMC	8640.864976	-2812056.326	0.5	7.08	2.56	0.55	0.11	10.30	208.62	2,149
WBJV136D1	488.57	490.75	3.258	MRMC	8639.23534	-2812056.634	0.5	5.94	2.66	0.55	0.09	9.23	202.13	1,867
WBJV136D2	488.32	491.05	3.334	MRMC	8638.946443	-2812058.792	0.5	8.11	3.23	0.52	0.49	12.36	253.12	3,127
WBJV139D1	494.61	495.51	3.246	MRMC	8575.470639	-2813153.019	0.5	5.57	2.35	0.26	0.45	8.63	80.19	692
WBJV139D2	494.15	495.05	3.120	MRMC	8572.434599	-2813145.659	0.5	5.87	2.01	0.26	0.43	8.58	80.19	688
WBJV140D1	527.76	528.66	3.339	MRMC	7961.119129	-2812010.258	0.5	11.28	4.38	0.51	0.45	16.61	83.45	1,386
WBJV140D3	527.74	528.64	3.224	MRMC	7963.023371	-2812013.974	0.5	2.54	1.51	0.14	0.26	4.45	83.45	371
WBJV141D0	337.68	338.58	3.203	MRMC	8061.566829	-2811565.863	0.5	1.28	0.47	0.09	0.29	2.13	85.60	182
WBJV141D1	337.60	338.50	3.273	MRMC	8055.021732	-2811566.546	0.5	1.27	0.29	0.08	0.12	1.76	85.60	151
WBJV142D0	409.69	410.59	3.267	MRMC	7358.015306	-2811655.872	0.5	4.99	1.68	0.24	0.32	7.23	85.60	619
WBJV142D1	409.43	410.74	3.258	MRMC	7363.512126	-2811657.697	0.5	5.07	2.08	0.35	0.36	7.86	124.59	979
WBJV143D0	377.36	378.26	3.270	MRMC	7121.395272	-2811563.948	0.5	2.15	0.55	0.16	0.14	3.00	85.60	257

WBJV153D0	513.81	514.90	3.205	MRMC	9591.241974	-2812496.405	0.5	4.63	4.44	0.38	0.58	10.03	103.67	1,040
WBJV153D1	512.69	514.49	3.269	MRMC	9601.215337	-2812502.525	0.5	1.14	0.78	0.07	0.21	2.19	171.19	375
WBJV153D2	512.90	514.72	3.200	MRMC	9600.080828	-2812494.767	0.5	1.61	1.09	0.10	0.21	3.00	173.09	519
WBJV154D0	339.05	339.95	3.076	MRMC	7790.906009	-2811514.575	0.5	0.78	0.45	0.05	0.11	1.40	85.60	120
WBJV154D4	339.17	340.07	3.172	MRMC	7784.548421	-2811510.714	0.5	0.80	0.44	0.05	0.10	1.39	85.60	119
WBJV170D0	258.12	259.02	3.258	MRMC	6907.985528	-2810634.053	0.5	2.25	0.88	0.15	0.20	3.48	85.60	298
WBJV170D1	258.30	259.20	3.277	MRMC	6910.220241	-2810636.547	0.5	3.29	1.19	0.19	0.31	4.98	85.60	426
WBJV170D2	258.67	259.57	3.472	MRMC	6909.920923	-2810636.633	0.5	3.26	1.07	0.30	0.07	4.70	85.60	402
WBJV170D3	258.35	259.25	3.319	MRMC	6909.813115	-2810637.797	0.5	2.82	1.77	0.22	0.25	5.07	85.60	434
WBJV171D0	299.67	301.37	3.323	MRMC	7002.21846	-2811717.226	0.5	7.13	3.85	0.56	0.27	11.82	157.62	1,863
WBJV171D1	299.61	301.24	3.317	MRMC	7002.442552	-2811716.786	0.5	12.80	5.82	1.01	0.39	20.02	151.13	3,025
WBJV171D2	300.20	302.37	3.253	MRMC	7001.718191	-2811716.998	0.5	8.18	3.29	0.55	0.34	12.36	201.20	2,487
WBJV175D0	240.40	241.30	3.237	MRMC	6432.556152	-2811433.614	0.5	3.06	1.15	0.17	0.22	4.60	83.45	384
WBJV175D1	240.13	241.03	3.284	MRMC	6435.418073	-2811428.689	0.5	2.25	0.76	0.19	0.10	3.30	83.45	276
WBJV175D2	240.64	241.54	3.228	MRMC	6437.279332	-2811430.576	0.5	1.66	0.69	0.12	0.18	2.65	83.45	221
WBJV179D0	334.56	335.46	3.233	MRMC	5955.309263	-2811039.566	0.5	5.63	2.02	0.30	0.46	8.41	83.45	702
WBJV179D1	334.19	335.46	3.108	MRMC	5969.9282	-2811048.375	0.5	2.76	1.32	0.15	0.21	4.43	117.75	522
WBJV179D2	334.25	335.72	3.050	MRMC	5966.4687	-2811047.68	0.5	2.64	1.24	0.14	0.22	4.26	136.30	580
WBJV183D0	758.40	759.62	3.193	MRMC	7113.273885	-2810041.809	0.5	6.45	3.16	0.44	0.40	10.45	116.03	1,213
WBJV183D1	758.70	759.93	3.108	MRMC	7138.257902	-2810094.081	0.5	5.67	2.85	0.25	0.53	9.31	116.98	1,090
WBJV183D2	757.74	758.64	3.356	MRMC	7140.130886	-2810091.569	0.5	3.51	1.15	0.29	0.12	5.08	85.60	435
WBJV185D1	589.41	590.31	3.020	MRMC	5986.429193	-2810539.547	0.5	0.01	0.01	0.01	0.01	0.04	83.45	3
WBJV186D0	701.06	701.96	3.485	MRMC	6416.273977	-2809639.55	0.5	1.69	0.57	0.13	0.05	2.44	83.45	204
WBJV188AD0	647.72	651.20	3.859	MRMC	6438.361067	-2809978.397	0.5	0.36	0.11	0.03	0.02	0.52	322.66	169
WBJV191D0	621.97	622.87	3.382	MRMC	6286.684897	-2810203.5	0.5	0.02	0.02	0.01	0.02	0.07	83.45	6
WBJV193D2	558.10	559.00	3.229	MRMC	5754.788337	-2810459.865	0.5	1.42	0.55	0.09	0.16	2.22	83.45	186
WBJV203D0	352.46	353.36	3.265	MRMC	6628.4301	-2810329.309	0.5	2.13	0.97	0.19	0.15	3.44	85.60	295
WBJV203D1	353.80	354.70	3.169	MRMC	6631.599473	-2810331.54	0.5	3.03	1.22	0.23	0.17	4.66	85.60	399
WBJV203D2	352.91	353.81	3.258	MRMC	6632.415338	-2810333.925	0.5	5.70	3.89	0.37	0.35	10.31	85.60	883
WBJV238D0	376.69	377.59	3.285	MRMC	6758.23776	-2811221.009	0.5	4.66	1.46	0.32	0.25	6.69	85.60	572

WBJV238D1	375.75	376.70	3.204	MRMC	6761.125151	-2811223.342	0.5	6.56	3.07	0.48	0.55	10.67	90.35	964
WBJV241D1	305.18	306.08	3.229	MRMC	6799.801748	-2811571.754	0.5	2.81	0.52	0.12	0.26	3.71	83.45	310
W018D0	96.90	97.10	2.870	MRFW3	8824.033371	-2814440.475	0.5	1.53	0.61	0.10	0.12	2.36	17.82	42
W019D0	184.10	184.30	2.995	MRFW3	8859.958518	-2814259.14	0.5	0.07	0.04	0.01	0.01	0.13	17.82	2
W020D0	77.00	77.20	2.890	MRFW3	8610.729841	-2814195.459	0.5	0.01	0.01	0.01	0.02	0.05	17.82	1
W025D1	386.15	386.35	3.055	MRFW3	7565.983591	-2812223.144	0.5	1.76	0.90	0.13	0.14	2.92	18.54	54
W035D1	162.85	163.05	2.950	MRFW3	7172.070155	-2812596.498	0.5	0.01	0.01	0.01	0.01	0.04	18.54	1
WBJV001D0	449.05	449.25	3.000	MRFW3	8914.883	-2812519.043	0.5	0.02	0.00	0.04	0.00	0.06	19.02	1
WBJV001D2	442.56	442.76	3.000	MRFW3	8914.653784	-2812520.264	0.5	0.01	0.00	0.04	0.00	0.05	19.02	1
WBJV002D0	466.31	466.51	2.950	MRFW3	8572.065429	-2812562.402	0.5	0.04	0.02	0.04	0.01	0.11	17.82	2
WBJV002D1	460.24	460.44	3.000	MRFW3	8564.246074	-2812544.139	0.5	0.01	0.00	0.04	0.00	0.05	17.82	1
WBJV004D0	403.51	403.71	2.928	MRFW3	8980.129142	-2813589.285	0.5	0.01	0.01	0.01	0.01	0.04	17.82	1
WBJV006D1	457.81	458.01	3.070	MRFW3	8601.843141	-2813261.23	0.5	6.16	3.48	0.23	0.82	10.68	17.82	190
WBJV008D0	244.40	244.60	3.000	MRFW3	8078.07064	-2813338.137	0.5	0.03	0.02	0.04	0.01	0.09	17.82	2
WBJV008D1	241.07	241.27	2.950	MRFW3	8082.71727	-2813340.034	0.5	0.02	0.01	0.01	0.01	0.05	17.82	1
WBJV015D0	391.13	391.33	3.310	MRFW3	9426.959642	-2813163.971	0.5	0.08	0.02	0.01	0.03	0.14	19.02	3
WBJV015D1	392.60	392.80	3.250	MRFW3	9427.718193	-2813163.347	0.5	0.16	0.17	0.02	0.04	0.38	19.02	7
WBJV018D1	232.52	232.72	3.168	MRFW3	8759.327605	-2813925.061	0.5	0.01	0.02	0.01	0.01	0.05	17.82	1
WBJV025D0	115.09	115.29	2.950	MRFW3	6742.210678	-2812448.282	0.5	0.18	0.13	0.01	0.01	0.34	17.82	6
WBJV030D0	477.22	477.42	2.950	MRFW3	8778.276925	-2813093.952	0.5	0.16	0.08	0.01	0.02	0.27	19.02	5
WBJV030D1	477.42	477.62	3.080	MRFW3	8778.726641	-2813093.964	0.5	0.01	0.01	0.01	0.01	0.04	19.02	1
WBJV030D2	477.21	477.41	3.000	MRFW3	8778.906614	-2813093.978	0.5	0.01	0.01	0.01	0.01	0.04	19.02	1
WBJV033D1	340.60	340.80	2.950	MRFW3	9469.085405	-2814018.274	0.5	0.72	0.39	0.01	0.07	1.19	19.02	23
WBJV033D2	340.67	340.87	3.000	MRFW3	9465.869457	-2814020.482	0.5	0.01	0.01	0.01	0.01	0.04	19.02	1
WBJV040D0	386.24	386.44	3.000	MRFW3	8832.617705	-2813474.395	0.5	0.01	0.01	0.01	0.01	0.04	17.82	1
WBJV041D0	492.88	493.08	3.000	MRFW3	8954.163576	-2813283.795	0.5	0.01	0.01	0.01	0.01	0.04	17.82	1
WBJV042D0	504.61	504.81	2.950	MRFW3	8622.923104	-2812928.856	0.5	0.01	0.01	0.01	0.01	0.04	17.82	1
WBJV042D1	504.03	504.23	2.950	MRFW3	8627.705203	-2812941.93	0.5	0.09	0.05	0.01	0.02	0.17	17.82	3
WBJV042D2	503.99	504.19	2.950	MRFW3	8623.916047	-2812936.557	0.5	0.06	0.04	0.01	0.02	0.14	17.82	2
WBJV043D0	530.93	531.13	2.950	MRFW3	8939.875241	-2812925.611	0.5	0.06	0.04	0.01	0.01	0.13	19.02	2

WBJV043D1	530.95	531.15	3.000	MRFW3	8941.290078	-2812942.366	0.5	0.18	0.10	0.01	0.01	0.30	19.02	6
WBJV043D2	524.90	525.10	2.950	MRFW3	8939.956592	-2812944.394	0.5	0.01	0.01	0.01	0.01	0.04	19.02	1
WBJV048D0	424.57	424.77	3.000	MRFW3	8701.305964	-2812396.454	0.5	0.01	0.01	0.01	0.01	0.04	19.02	1
WBJV048D1	425.78	425.98	3.000	MRFW3	8699.675576	-2812406.514	0.5	0.05	0.01	0.01	0.01	0.09	19.02	2
WBJV050D0	531.93	532.13	2.950	MRFW3	8873.582262	-2812118.132	0.5	0.02	0.01	0.01	0.01	0.05	19.02	1
WBJV050D1	531.73	531.93	3.070	MRFW3	8873.749946	-2812120.047	0.5	4.11	2.34	0.26	0.24	6.95	19.02	132
WBJV053D0	222.94	223.14	2.998	MRFW3	8906.177738	-2814160.346	0.5	0.54	0.26	0.04	0.04	0.88	17.82	16
WBJV053D1	223.26	223.46	3.000	MRFW3	8905.829155	-2814161.577	0.5	0.31	0.12	0.02	0.02	0.47	17.82	8
WBJV057D0	146.93	147.13	3.000	MRFW3	6893.135868	-2812260.486	0.5	0.04	0.02	0.01	0.01	0.08	17.82	1
WBJV057D1	146.90	147.10	3.000	MRFW3	6889.727344	-2812259.864	0.5	0.01	0.01	0.01	0.01	0.04	17.82	1
WBJV058D0	385.86	386.06	3.000	MRFW3	8592.336932	-2813501.964	0.5	0.02	0.02	0.01	0.01	0.06	17.82	1
WBJV058D1	384.95	385.15	3.000	MRFW3	8588.262439	-2813500.008	0.5	0.03	0.04	0.01	0.01	0.09	17.82	2
WBJV069D1	167.40	167.60	3.000	MRFW3	7111.732713	-2812412.409	0.5	0.05	0.03	0.01	0.01	0.10	18.54	2
WBJV073D0	147.61	147.81	3.000	MRFW3	6288.995759	-2811783.851	0.5	0.03	0.01	0.01	0.01	0.06	17.82	1
WBJV073D1	146.86	147.06	3.000	MRFW3	6288.193441	-2811785.006	0.5	0.13	0.01	0.01	0.01	0.17	17.82	3
WBJV084D0	162.02	162.22	3.210	MRFW3	7053.693705	-2812265.582	0.5	0.02	0.01	0.01	0.01	0.05	18.54	1
WBJV084D1	162.21	162.41	3.000	MRFW3	7052.887502	-2812269.471	0.5	0.01	0.01	0.01	0.01	0.04	18.54	1
WBJV085D0	468.56	468.76	2.950	MRFW3	7771.54317	-2812061.65	0.5	0.01	0.01	0.01	0.01	0.04	18.54	1
WBJV085D1	468.24	468.44	3.000	MRFW3	7757.964185	-2812069.006	0.5	0.01	0.01	0.01	0.01	0.04	18.54	1
WBJV087D0	193.75	193.95	3.190	MRFW3	7074.936565	-2812162.933	0.5	7.96	4.12	0.43	0.75	13.26	18.54	246
WBJV087D2	193.46	193.66	3.190	MRFW3	7076.366697	-2812163.235	0.5	3.83	1.86	0.19	0.34	6.22	18.54	115
WBJV087D3	193.65	193.85	3.000	MRFW3	7074.831393	-2812162.757	0.5	0.03	0.01	0.01	0.01	0.06	18.54	1
WBJV090D0	153.63	153.83	3.332	MRFW3	7100.854	-2812490.34	0.5	0.01	0.01	0.01	0.01	0.04	18.54	1
WBJV090D1	153.61	153.81	3.390	MRFW3	7099.658136	-2812488.522	0.5	0.01	0.01	0.01	0.01	0.04	18.54	1
WBJV090D2	153.92	154.12	3.312	MRFW3	7098.768281	-2812487.701	0.5	0.01	0.01	0.01	0.01	0.04	18.54	1
WBJV091D0	347.95	348.15	2.950	MRFW3	6957.30196	-2811360.808	0.5	0.99	0.26	0.06	0.08	1.39	19.02	26
WBJV092D0	280.61	280.81	3.000	MRFW3	6269.689427	-2811438.132	0.5	0.04	0.02	0.01	0.02	0.08	18.54	2
WBJV092D1	280.30	280.50	3.000	MRFW3	6276.400196	-2811433.101	0.5	0.02	0.01	0.01	0.01	0.05	18.54	1
WBJV092D2	280.77	280.97	3.000	MRFW3	6275.239185	-2811432.355	0.5	0.01	0.01	0.01	0.01	0.04	18.54	1
WBJV093D0	401.30	401.50	3.000	MRFW3	8501.357046	-2812252.383	0.5	0.05	0.04	0.01	0.01	0.11	18.54	2

WBJV095D0	419.59	419.79	2.950	MRFW3	8036.995244	-2812843.396	0.5	2.32	1.34	0.10	0.30	4.06	17.82	72
WBJV095D1	420.46	420.66	2.950	MRFW3	8041.633805	-2812853.67	0.5	0.35	0.13	0.01	0.04	0.54	17.82	10
WBJV096D0	339.23	339.43	2.950	MRFW3	7653.621251	-2812532.638	0.5	3.13	1.60	0.13	0.31	5.17	17.82	92
WBJV096D1	342.51	342.71	3.000	MRFW3	7661.475548	-2812529.39	0.5	8.31	5.42	0.65	0.30	14.67	17.82	261
WBJV096D2	342.40	342.60	3.000	MRFW3	7659.212836	-2812526.673	0.5	2.70	1.73	0.15	0.26	4.84	17.82	86
WBJV099D0	442.33	442.53	2.920	MRFW3	8222.486892	-2812999.277	0.5	0.06	0.03	0.01	0.01	0.11	17.82	2
WBJV099D2	443.62	443.82	2.920	MRFW3	8220.01369	-2813003.544	0.5	0.02	0.01	0.01	0.01	0.05	17.82	1
WBJV100D0	327.19	327.39	2.940	MRFW3	8025.552161	-2813018.881	0.5	0.04	0.03	0.01	0.01	0.09	17.82	2
WBJV100D1	327.40	327.60	2.940	MRFW3	8030.855177	-2813024.559	0.5	0.01	0.01	0.01	0.01	0.04	17.82	1
WBJV100D2	327.47	327.67	2.979	MRFW3	8031.307892	-2813026.948	0.5	0.03	0.03	0.01	0.01	0.08	17.82	2
WBJV102D0	410.37	410.57	3.000	MRFW3	7975.414901	-2812490.352	0.5	0.01	0.01	0.01	0.01	0.05	17.82	1
WBJV102D1	413.27	413.47	3.012	MRFW3	7959.707616	-2812495.51	0.5	0.08	0.05	0.01	0.02	0.17	17.82	3
WBJV104D1	536.76	536.96	2.918	MRFW3	9661.052589	-2812818.032	0.5	0.09	0.02	0.01	0.01	0.13	19.02	2
WBJV104D2	537.62	537.82	2.950	MRFW3	9660.838948	-2812815.274	0.5	0.13	0.06	0.01	0.02	0.22	19.02	4
WBJV106D0	399.18	399.38	2.917	MRFW3	9366.554878	-2813899.259	0.5	0.87	0.47	0.04	0.19	1.56	17.82	28
WBJV106D2	405.02	405.22	2.875	MRFW3	9372.675052	-2813910.166	0.5	0.04	0.03	0.01	0.01	0.10	17.82	2
WBJV108D1	374.40	374.60	2.925	MRFW3	8269.944728	-2812101.8	0.5	0.03	0.02	0.01	0.01	0.07	18.54	1
WBJV109D0	469.56	469.76	3.045	MRFW3	9977.98893	-2812792.409	0.5	0.53	0.35	0.01	0.16	1.05	19.02	20
WBJV109D1	469.39	469.59	3.046	MRFW3	9985.739226	-2812793.265	0.5	0.04	0.02	0.01	0.01	0.08	19.02	2
WBJV109D2	469.82	470.02	3.010	MRFW3	9983.985494	-2812790.831	0.5	7.08	3.53	0.22	0.89	11.71	19.02	223
WBJV112D0	453.77	453.97	2.819	MRFW3	10014.49046	-2813145.049	0.5	0.01	0.01	0.01	0.01	0.04	19.02	1
WBJV112D1	453.48	453.68	2.840	MRFW3	10018.34975	-2813148.415	0.5	0.01	0.01	0.01	0.01	0.04	19.02	1
WBJV112D2	453.23	453.43	2.893	MRFW3	10014.10364	-2813144.906	0.5	0.05	0.03	0.01	0.01	0.09	19.02	2
WBJV114D0	357.06	357.26	2.860	MRFW3	7815.217724	-2813054.392	0.5	3.74	1.63	0.19	0.31	5.87	17.82	105
WBJV116D0	507.70	507.90	3.022	MRFW3	9419.617965	-2812832.109	0.5	1.02	0.56	0.04	0.07	1.69	19.02	32
WBJV116D1	507.56	507.76	2.940	MRFW3	9422.301487	-2812828.505	0.5	0.08	0.04	0.01	0.01	0.14	19.02	3
WBJV116D2	507.56	507.76	3.061	MRFW3	9421.218446	-2812827.332	0.5	0.08	0.03	0.01	0.01	0.14	19.02	3
WBJV120D0	331.73	331.93	2.820	MRFW3	7863.59629	-2811437.437	0.5	0.13	0.06	0.01	0.01	0.21	19.02	4
WBJV120D3	331.46	331.66	2.949	MRFW3	7861.206811	-2811437.004	0.5	1.24	0.61	0.05	0.17	2.07	19.02	39
WBJV124D0	490.65	490.85	2.901	MRFW3	10148.20707	-2812578.825	0.5	0.63	0.29	0.04	0.06	1.03	19.02	20

WBJV124D1	490.61	490.81	3.007	MRFW3	10160.73337	-2812574.495	0.5	5.45	2.08	0.43	0.33	8.29	19.02	158
WBJV124D3	490.56	490.76	3.200	MRFW3	10160.56636	-2812556.621	0.5	6.41	1.59	0.57	0.08	8.65	19.02	165
WBJV125D0	459.04	459.24	3.340	MRFW3	7272.504636	-2810978.054	0.5	0.02	0.02	0.01	0.01	0.06	19.02	1
WBJV125D1	457.98	458.18	3.216	MRFW3	7272.959934	-2810990.295	0.5	0.71	0.46	0.04	0.06	1.26	19.02	24
WBJV127D0	447.61	447.81	2.798	MRFW3	7320.009571	-2811334.201	0.5	0.03	0.04	0.01	0.01	0.09	19.02	2
WBJV127D1	447.49	447.69	2.798	MRFW3	7323.710113	-2811336.303	0.5	0.03	0.03	0.01	0.01	0.08	19.02	1
WBJV127D2	447.47	447.67	2.817	MRFW3	7323.985224	-2811336.09	0.5	0.04	0.02	0.01	0.01	0.08	19.02	1
WBJV130D0	484.60	484.80	2.936	MRFW3	8339.825416	-2812427.003	0.5	0.03	0.02	0.01	0.01	0.07	17.82	1
WBJV130D1	484.89	485.09	2.929	MRFW3	8339.043068	-2812439.357	0.5	2.12	1.37	0.13	0.32	3.95	17.82	70
WBJV130D2	484.85	485.05	2.946	MRFW3	8314.27404	-2812442.128	0.5	0.01	0.01	0.01	0.01	0.04	17.82	1
WBJV131D0	550.63	550.83	2.900	MRFW3	7242.953556	-2810723.2	0.5	0.66	0.26	0.08	0.02	1.02	19.02	19
WBJV131D1	549.92	550.12	2.910	MRFW3	7238.352136	-2810731.464	0.5	0.60	0.17	0.09	0.01	0.87	19.02	16
WBJV131D3	549.95	550.15	2.920	MRFW3	7241.084247	-2810733.658	0.5	0.56	0.18	0.06	0.02	0.81	19.02	15
WBJV135D0	530.28	530.48	2.984	MRFW3	8967.012002	-2813105.725	0.5	0.01	0.01	0.01	0.01	0.04	19.02	1
WBJV136D0	491.37	491.57	2.896	MRFW3	8640.855213	-2812056.332	0.5	0.01	0.02	0.01	0.01	0.05	18.54	1
WBJV136D1	491.15	491.35	2.905	MRFW3	8639.242458	-2812056.676	0.5	0.01	0.01	0.01	0.01	0.04	18.54	1
WBJV136D2	491.45	491.65	2.894	MRFW3	8638.962165	-2812058.754	0.5	0.01	0.01	0.01	0.01	0.04	18.54	1
WBJV139D1	495.91	496.11	2.902	MRFW3	8575.457974	-2813153.064	0.5	0.01	0.01	0.01	0.01	0.04	17.82	1
WBJV139D2	495.45	495.65	2.950	MRFW3	8572.374711	-2813145.668	0.5	2.61	1.33	0.12	0.26	4.32	17.82	77
WBJV140D1	529.06	529.26	2.940	MRFW3	7961.110078	-2812010.283	0.5	6.83	2.71	0.16	0.52	10.21	18.54	189
WBJV140D3	529.04	529.24	2.839	MRFW3	7962.975088	-2812013.952	0.5	3.03	1.60	0.12	0.27	5.02	18.54	93
WBJV141D0	338.98	339.18	2.835	MRFW3	8061.550182	-2811565.861	0.5	1.29	0.61	0.05	0.15	2.10	19.02	40
WBJV141D1	338.90	339.10	2.885	MRFW3	8055.007132	-2811566.581	0.5	0.63	0.32	0.03	0.09	1.07	19.02	20
WBJV142D0	410.99	411.19	2.871	MRFW3	7358.030203	-2811655.877	0.5	0.03	0.02	0.01	0.01	0.06	19.02	1
WBJV142D1	411.14	411.34	2.850	MRFW3	7363.549597	-2811657.726	0.5	0.02	0.01	0.01	0.01	0.05	19.02	1
WBJV143D0	378.66	378.86	2.850	MRFW3	7121.389721	-2811563.967	0.5	1.63	0.83	0.07	0.21	2.73	19.02	52
WBJV153D0	515.30	515.50	2.964	MRFW3	9591.264552	-2812496.413	0.5	0.01	0.03	0.01	0.01	0.06	19.02	1
WBJV153D1	514.89	515.09	2.970	MRFW3	9601.207612	-2812502.547	0.5	0.09	0.08	0.01	0.02	0.20	19.02	4
WBJV153D2	515.12	515.32	2.920	MRFW3	9600.102175	-2812494.741	0.5	0.01	0.01	0.01	0.01	0.04	19.02	1
WBJV154D0	340.35	340.55	2.921	MRFW3	7790.890988	-2811514.57	0.5	0.01	0.02	0.01	0.01	0.05	19.02	1

WBJV154D4	340.47	340.67	2.801	MRFW3	7784.515933	-2811510.698	0.5	0.02	0.01	0.01	0.01	0.06	19.02	1
WBJV170D0	259.42	259.62	3.039	MRFW3	6908.000332	-2810634.063	0.5	0.01	0.01	0.01	0.01	0.04	19.02	1
WBJV170D1	259.60	259.80	2.985	MRFW3	6910.255289	-2810636.564	0.5	0.02	0.01	0.01	0.01	0.05	19.02	1
WBJV170D2	259.97	260.17	2.970	MRFW3	6909.907652	-2810636.624	0.5	0.01	0.01	0.01	0.01	0.04	19.02	1
WBJV170D3	259.65	259.85	3.070	MRFW3	6909.800683	-2810637.821	0.5	0.07	0.07	0.01	0.01	0.16	19.02	3
WBJV171D0	301.77	301.97	2.923	MRFW3	7002.215569	-2811717.217	0.5	0.73	0.35	0.02	0.07	1.17	18.54	22
WBJV171D1	301.64	301.84	2.894	MRFW3	7002.454826	-2811716.801	0.5	3.61	2.13	0.21	0.29	6.24	18.54	116
WBJV171D2	302.77	302.97	2.994	MRFW3	7001.733696	-2811716.968	0.5	1.55	0.84	0.06	0.17	2.62	18.54	49
WBJV175D0	241.70	241.90	2.965	MRFW3	6432.567994	-2811433.603	0.5	0.11	0.03	0.04	0.01	0.18	18.54	3
WBJV175D1	241.43	241.63	2.936	MRFW3	6435.438843	-2811428.65	0.5	0.15	0.06	0.03	0.01	0.25	18.54	5
WBJV179D0	335.86	336.06	3.000	MRFW3	5955.358846	-2811039.603	0.5	1.42	0.79	1.22	0.21	3.63	18.54	67
WBJV179D1	335.86	336.06	2.920	MRFW3	5969.934458	-2811048.412	0.5	0.07	0.02	0.01	0.01	0.11	18.54	2
WBJV179D2	336.12	336.32	2.885	MRFW3	5966.54173	-2811047.693	0.5	0.56	0.34	0.03	0.07	1.00	18.54	19
WBJV183D0	760.02	760.22	3.660	MRFW3	7113.336641	-2810041.875	0.5	0.02	0.04	0.01	0.01	0.08	19.02	2
WBJV183D1	760.33	760.53	3.533	MRFW3	7138.327595	-2810094.115	0.5	0.03	0.04	0.01	0.01	0.09	18.54	2
WBJV183D2	759.04	759.24	3.008	MRFW3	7140.156784	-2810091.644	0.5	3.31	3.43	0.21	0.33	7.28	19.02	138
WBJV185D1	590.71	590.91	2.948	MRFW3	5986.358993	-2810539.624	0.5	0.01	0.01	0.01	0.01	0.04	18.54	1
WBJV186D0	702.36	702.56	3.250	MRFW3	6416.342924	-2809639.517	0.5	0.67	0.33	0.03	0.11	1.14	18.54	21
WBJV188AD0	651.60	651.80	3.683	MRFW3	6438.468879	-2809978.324	0.5	0.03	0.02	0.01	0.02	0.08	18.54	1
WBJV191D0	623.27	623.47	3.110	MRFW3	6286.687722	-2810203.497	0.5	0.06	0.01	0.01	0.01	0.09	18.54	2
WBJV193D2	559.40	559.60	3.320	MRFW3	5754.746295	-2810459.949	0.5	0.09	0.03	0.01	0.01	0.15	18.54	3
WBJV203D0	353.76	353.96	2.930	MRFW3	6628.452345	-2810329.321	0.5	0.08	0.02	0.02	0.01	0.13	19.02	2
WBJV238D0	377.99	378.19	2.930	MRFW3	6758.251627	-2811221.008	0.5	0.01	0.01	0.01	0.02	0.05	19.02	1
WBJV238D1	377.10	377.30	2.945	MRFW3	6761.172036	-2811223.355	0.5	2.65	1.29	0.10	0.31	4.35	19.02	83
WBJV241D1	306.48	306.68	2.899	MRFW3	6799.79926	-2811571.796	0.5	0.01	0.01	0.01	0.01	0.04	18.54	1
W018D0	96.70	96.90	2.910	MRFW2	8824.03054	-2814440.475	0.5	1.90	0.69	0.15	0.13	2.88	17.82	51
W019D0	183.90	184.10	2.985	MRFW2	8859.961796	-2814259.144	0.5	0.59	0.33	0.03	0.09	1.03	17.82	18
W020D0	76.80	77.00	2.920	MRFW2	8610.734884	-2814195.457	0.5	0.01	0.01	0.01	0.01	0.04	17.82	1
W025D1	385.95	386.15	3.050	MRFW2	7565.969023	-2812223.148	0.5	1.65	0.82	0.13	0.10	2.71	18.54	50
W035D1	162.65	162.85	2.925	MRFW2	7172.063088	-2812596.495	0.5	0.09	0.03	0.01	0.01	0.15	18.54	3

WBJV001D0	448.85	449.05	3.000	MRFW2	8914.883	-2812519.043	0.5	0.02	0.01	0.04	0.00	0.06	19.02	1
WBJV001D2	442.36	442.56	3.000	MRFW2	8914.65916	-2812520.266	0.5	0.02	0.01	0.04	0.00	0.07	19.02	1
WBJV002D0	466.11	466.31	2.950	MRFW2	8572.068352	-2812562.404	0.5	0.02	0.01	0.04	0.01	0.07	17.82	1
WBJV002D1	460.04	460.24	3.000	MRFW2	8564.249385	-2812544.147	0.5	0.01	0.01	0.04	0.00	0.06	17.82	1
WBJV004D0	403.31	403.51	2.917	MRFW2	8980.125821	-2813589.282	0.5	0.04	0.03	0.01	0.01	0.10	17.82	2
WBJV006D1	457.61	457.81	3.070	MRFW2	8601.849907	-2813261.23	0.5	5.37	3.18	0.21	0.78	9.54	17.82	170
WBJV008D0	244.20	244.40	3.000	MRFW2	8078.066282	-2813338.135	0.5	0.09	0.05	0.04	0.02	0.19	17.82	3
WBJV008D1	240.87	241.07	2.950	MRFW2	8082.707257	-2813340.032	0.5	0.02	0.01	0.01	0.02	0.06	17.82	1
WBJV009D3	273.44	273.64	2.920	MRFW2	5736.862696	-2811295.251	0.5	0.32	0.15	0.02	0.03	0.52	18.54	10
WBJV015D0	390.93	391.13	3.310	MRFW2	9426.965328	-2813163.965	0.5	0.15	0.03	0.01	0.05	0.23	19.02	4
WBJV015D1	392.40	392.60	3.250	MRFW2	9427.718193	-2813163.347	0.5	0.75	0.41	0.08	0.09	1.34	19.02	25
WBJV018D1	232.32	232.52	3.280	MRFW2	8759.327605	-2813925.061	0.5	0.01	0.01	0.01	0.01	0.04	17.82	1
WBJV025D0	114.89	115.09	2.950	MRFW2	6742.209294	-2812448.277	0.5	0.20	0.15	0.01	0.01	0.36	17.82	6
WBJV030D0	477.02	477.22	2.950	MRFW2	8778.281865	-2813093.953	0.5	1.07	0.84	0.05	0.13	2.09	19.02	40
WBJV030D1	477.22	477.42	3.000	MRFW2	8778.726641	-2813093.964	0.5	0.14	0.08	0.01	0.02	0.25	19.02	5
WBJV030D2	477.01	477.21	3.000	MRFW2	8778.906614	-2813093.978	0.5	0.01	0.01	0.01	0.01	0.04	19.02	1
WBJV033D0	339.80	340.00	2.950	MRFW2	9458.192576	-2814017.189	0.5	0.03	0.03	0.01	0.02	0.09	19.02	2
WBJV033D1	340.40	340.60	2.956	MRFW2	9469.072284	-2814018.271	0.5	0.10	0.07	0.02	0.02	0.20	19.02	4
WBJV033D2	340.47	340.67	3.000	MRFW2	9465.855857	-2814020.482	0.5	0.16	0.10	0.01	0.02	0.29	19.02	6
WBJV039D0	107.50	107.70	2.890	MRFW2	7584.939237	-2813547.081	0.5	0.01	0.01	0.01	0.01	0.04	17.82	1
WBJV040D0	386.04	386.24	2.998	MRFW2	8832.619445	-2813474.39	0.5	1.90	1.09	0.12	0.38	3.49	17.82	62
WBJV041D0	492.68	492.88	3.000	MRFW2	8954.169489	-2813283.796	0.5	0.01	0.01	0.01	0.01	0.04	17.82	1
WBJV042D0	504.41	504.61	2.950	MRFW2	8622.923277	-2812928.85	0.5	0.23	0.10	0.01	0.04	0.38	17.82	7
WBJV042D1	503.83	504.03	2.986	MRFW2	8627.706069	-2812941.922	0.5	1.98	0.97	0.05	0.25	3.25	17.82	58
WBJV042D2	503.79	503.99	2.950	MRFW2	8623.920025	-2812936.549	0.5	2.35	1.33	0.10	0.24	4.00	17.82	71
WBJV043D0	530.73	530.93	2.968	MRFW2	8939.874989	-2812925.602	0.5	0.89	0.52	0.04	0.10	1.54	19.02	29
WBJV043D1	530.75	530.95	3.000	MRFW2	8941.292124	-2812942.351	0.5	0.18	0.10	0.01	0.01	0.30	19.02	6
WBJV043D2	524.70	524.90	2.950	MRFW2	8939.966016	-2812944.38	0.5	1.00	0.70	0.05	0.13	1.88	19.02	36
WBJV048D0	424.37	424.57	3.000	MRFW2	8701.308219	-2812396.448	0.5	0.01	0.02	0.01	0.01	0.05	19.02	1
WBJV048D1	425.58	425.78	3.010	MRFW2	8699.671363	-2812406.505	0.5	0.37	0.19	0.02	0.03	0.61	19.02	12

WBJV050D0	531.73	531.93	2.962	MRFW2	8873.578985	-2812118.13	0.5	0.17	0.11	0.02	0.02	0.32	19.02	6
WBJV050D1	531.53	531.73	3.070	MRFW2	8873.741635	-2812120.05	0.5	10.29	5.66	0.57	0.55	17.07	19.02	325
WBJV053D0	222.74	222.94	2.950	MRFW2	8906.172845	-2814160.35	0.5	0.04	0.02	0.01	0.01	0.08	17.82	1
WBJV053D1	223.06	223.26	3.000	MRFW2	8905.824091	-2814161.581	0.5	1.53	0.76	0.09	0.12	2.51	17.82	45
WBJV057D0	146.73	146.93	3.038	MRFW2	6893.140395	-2812260.486	0.5	0.33	0.14	0.02	0.02	0.52	17.82	9
WBJV057D1	146.70	146.90	3.000	MRFW2	6889.738009	-2812259.865	0.5	0.02	0.01	0.01	0.01	0.05	17.82	1
WBJV058D0	385.66	385.86	3.000	MRFW2	8592.338424	-2813501.968	0.5	0.06	0.03	0.01	0.01	0.11	17.82	2
WBJV058D1	384.75	384.95	3.000	MRFW2	8588.262635	-2813500.008	0.5	0.15	0.08	0.01	0.02	0.26	17.82	5
WBJV069D1	167.20	167.40	3.000	MRFW2	7111.732713	-2812412.409	0.5	0.05	0.03	0.01	0.01	0.10	18.54	2
WBJV073D0	147.41	147.61	3.000	MRFW2	6288.998081	-2811783.853	0.5	5.41	3.06	0.30	0.49	9.26	17.82	165
WBJV073D1	146.66	146.86	3.000	MRFW2	6288.200421	-2811785.004	0.5	0.21	0.02	0.01	0.01	0.25	17.82	4
WBJV084D0	161.82	162.02	3.021	MRFW2	7053.696157	-2812265.576	0.5	0.53	0.26	0.03	0.09	0.91	18.54	17
WBJV084D1	162.01	162.21	3.000	MRFW2	7052.886516	-2812269.469	0.5	0.02	0.01	0.01	0.01	0.06	18.54	1
WBJV085D0	468.36	468.56	2.950	MRFW2	7771.548746	-2812061.647	0.5	0.01	0.01	0.01	0.01	0.04	18.54	1
WBJV085D1	468.04	468.24	3.000	MRFW2	7757.976274	-2812068.999	0.5	0.01	0.01	0.01	0.01	0.04	18.54	1
WBJV087D0	193.55	193.75	3.190	MRFW2	7074.933792	-2812162.933	0.5	8.07	4.11	0.41	0.82	13.41	18.54	249
WBJV087D2	193.26	193.46	3.190	MRFW2	7076.361119	-2812163.23	0.5	2.19	1.08	0.10	0.26	3.63	18.54	67
WBJV087D3	193.45	193.65	3.000	MRFW2	7074.831393	-2812162.757	0.5	0.11	0.05	0.01	0.02	0.18	18.54	3
WBJV090D0	153.43	153.63	3.215	MRFW2	7100.854	-2812490.34	0.5	0.01	0.01	0.01	0.01	0.04	18.54	1
WBJV090D1	153.41	153.61	3.146	MRFW2	7099.663603	-2812488.529	0.5	0.01	0.01	0.01	0.01	0.04	18.54	1
WBJV090D2	153.72	153.92	3.390	MRFW2	7098.770998	-2812487.708	0.5	0.01	0.01	0.01	0.01	0.05	18.54	1
WBJV091D0	347.75	347.95	2.950	MRFW2	6957.304322	-2811360.803	0.5	2.85	0.95	0.26	0.28	4.34	19.02	83
WBJV092D0	280.41	280.61	3.000	MRFW2	6269.686028	-2811438.136	0.5	0.06	0.03	0.01	0.02	0.13	18.54	2
WBJV092D1	280.10	280.30	3.056	MRFW2	6276.40205	-2811433.101	0.5	0.12	0.07	0.02	0.02	0.22	18.54	4
WBJV092D2	280.57	280.77	3.048	MRFW2	6275.237461	-2811432.361	0.5	0.10	0.04	0.01	0.02	0.18	18.54	3
WBJV093D0	401.10	401.30	3.000	MRFW2	8501.356054	-2812252.382	0.5	0.51	0.39	0.04	0.09	1.02	18.54	19
WBJV095D0	419.39	419.59	2.950	MRFW2	8036.994144	-2812843.392	0.5	3.76	2.09	0.17	0.53	6.55	17.82	117
WBJV095D1	420.26	420.46	2.962	MRFW2	8041.623677	-2812853.669	0.5	0.92	0.24	0.02	0.07	1.25	17.82	22
WBJV096D0	339.03	339.23	2.950	MRFW2	7653.615134	-2812532.637	0.5	2.81	1.43	0.11	0.25	4.60	17.82	82
WBJV096D1	342.31	342.51	3.038	MRFW2	7661.466194	-2812529.386	0.5	15.50	10.55	1.11	0.56	27.72	17.82	494

WBJV096D2	342.20	342.40	3.000	MRFW2	7659.206759	-2812526.682	0.5	7.79	4.03	0.39	0.56	12.77	17.82	228
WBJV099D0	442.13	442.33	2.920	MRFW2	8222.489256	-2812999.275	0.5	0.09	0.03	0.01	0.01	0.14	17.82	2
WBJV099D2	443.42	443.62	2.920	MRFW2	8220.013609	-2813003.536	0.5	0.04	0.03	0.01	0.01	0.09	17.82	2
WBJV100D0	326.99	327.19	2.913	MRFW2	8025.54809	-2813018.88	0.5	1.50	0.91	0.09	0.15	2.66	17.82	47
WBJV100D1	327.20	327.40	2.920	MRFW2	8030.848867	-2813024.564	0.5	0.02	0.01	0.01	0.01	0.05	17.82	1
WBJV100D2	327.27	327.47	2.968	MRFW2	8031.299224	-2813026.94	0.5	0.57	0.35	0.04	0.05	1.01	17.82	18
WBJV102D0	410.17	410.37	3.000	MRFW2	7975.425889	-2812490.347	0.5	0.05	0.04	0.01	0.01	0.11	17.82	2
WBJV102D1	413.07	413.27	2.932	MRFW2	7959.713669	-2812495.513	0.5	0.78	0.51	0.04	0.12	1.46	17.82	26
WBJV104D1	536.56	536.76	2.906	MRFW2	9661.036875	-2812818.034	0.5	0.35	0.06	0.02	0.02	0.45	19.02	9
WBJV104D2	537.42	537.62	2.946	MRFW2	9660.825968	-2812815.272	0.5	0.35	0.19	0.02	0.04	0.60	19.02	11
WBJV106D0	398.98	399.18	2.938	MRFW2	9366.553187	-2813899.254	0.5	2.96	1.60	0.14	0.42	5.13	17.82	91
WBJV106D2	404.82	405.02	2.879	MRFW2	9372.678102	-2813910.168	0.5	1.63	0.82	0.08	0.18	2.71	17.82	48
WBJV108D1	374.20	374.40	2.943	MRFW2	8269.957645	-2812101.8	0.5	1.67	0.63	0.07	0.10	2.46	18.54	46
WBJV109D0	469.36	469.56	3.048	MRFW2	9977.988985	-2812792.411	0.5	0.63	0.34	0.01	0.13	1.10	19.02	21
WBJV109D1	469.19	469.39	3.044	MRFW2	9985.743115	-2812793.265	0.5	0.08	0.04	0.01	0.01	0.15	19.02	3
WBJV109D2	469.62	469.82	3.005	MRFW2	9983.986206	-2812790.836	0.5	4.27	2.17	0.14	0.48	7.07	19.02	134
WBJV112D0	453.57	453.77	2.844	MRFW2	10014.48677	-2813145.048	0.5	0.33	0.12	0.01	0.02	0.49	19.02	9
WBJV112D1	453.28	453.48	2.992	MRFW2	10018.35224	-2813148.41	0.5	0.01	0.01	0.01	0.01	0.04	19.02	1
WBJV112D2	453.03	453.23	3.055	MRFW2	10014.10364	-2813144.906	0.5	0.28	0.41	0.04	0.03	0.75	19.02	14
WBJV114D0	356.86	357.06	2.840	MRFW2	7815.354922	-2813054.383	0.5	3.87	2.07	0.21	0.39	6.54	17.82	117
WBJV116D0	507.50	507.70	3.033	MRFW2	9419.616306	-2812832.112	0.5	0.04	0.03	0.01	0.01	0.09	19.02	2
WBJV116D1	507.36	507.56	2.945	MRFW2	9422.295332	-2812828.504	0.5	0.17	0.08	0.01	0.02	0.28	19.02	5
WBJV116D2	507.36	507.56	3.040	MRFW2	9421.222234	-2812827.333	0.5	0.25	0.08	0.02	0.02	0.37	19.02	7
WBJV120D0	331.53	331.73	2.848	MRFW2	7863.601201	-2811437.439	0.5	0.10	0.06	0.01	0.02	0.19	19.02	4
WBJV120D3	331.26	331.46	2.942	MRFW2	7861.206909	-2811437.005	0.5	0.45	0.28	0.02	0.08	0.83	19.02	16
WBJV124D0	490.45	490.65	2.915	MRFW2	10148.20178	-2812578.827	0.5	0.67	0.31	0.05	0.05	1.07	19.02	20
WBJV124D1	490.41	490.61	2.878	MRFW2	10160.73021	-2812574.501	0.5	5.44	2.53	0.28	0.25	8.50	19.02	162
WBJV124D3	490.36	490.56	2.906	MRFW2	10160.56083	-2812556.63	0.5	2.88	0.95	0.25	0.09	4.17	19.02	79
WBJV125D0	458.84	459.04	3.230	MRFW2	7272.508043	-2810978.048	0.5	0.09	0.04	0.01	0.01	0.15	19.02	3
WBJV125D1	457.78	457.98	3.030	MRFW2	7272.958778	-2810990.284	0.5	2.24	1.38	0.13	0.19	3.94	19.02	75

WBJV127D0	447.41	447.61	2.795	MRFW2	7320.006941	-2811334.2	0.5	0.02	0.01	0.01	0.01	0.05	19.02	1
WBJV127D1	447.29	447.49	2.798	MRFW2	7323.713829	-2811336.3	0.5	0.02	0.03	0.01	0.01	0.07	19.02	1
WBJV127D2	447.27	447.47	2.814	MRFW2	7323.989426	-2811336.091	0.5	0.30	0.15	0.02	0.08	0.55	19.02	11
WBJV130D0	484.40	484.60	2.960	MRFW2	8339.835363	-2812426.997	0.5	1.36	0.52	0.12	0.05	2.05	17.82	37
WBJV130D1	484.69	484.89	2.938	MRFW2	8339.05846	-2812439.353	0.5	4.09	2.62	0.24	0.59	7.54	17.82	134
WBJV130D2	484.65	484.85	2.933	MRFW2	8314.282181	-2812442.113	0.5	0.35	0.15	0.01	0.13	0.64	17.82	11
WBJV131D0	550.43	550.63	2.900	MRFW2	7242.955747	-2810723.197	0.5	0.67	0.26	0.08	0.02	1.03	19.02	20
WBJV131D1	549.72	549.92	2.922	MRFW2	7238.349233	-2810731.458	0.5	0.63	0.21	0.07	0.02	0.94	19.02	18
WBJV131D3	549.75	549.95	2.960	MRFW2	7241.088694	-2810733.653	0.5	0.49	0.28	0.03	0.04	0.84	19.02	16
WBJV135D0	530.08	530.28	3.124	MRFW2	8967.009552	-2813105.719	0.5	0.05	0.02	0.01	0.01	0.09	19.02	2
WBJV136D0	491.17	491.37	2.920	MRFW2	8640.856713	-2812056.331	0.5	0.01	0.01	0.01	0.01	0.04	18.54	1
WBJV136D1	490.95	491.15	2.908	MRFW2	8639.24108	-2812056.669	0.5	0.01	0.01	0.01	0.01	0.04	18.54	1
WBJV136D2	491.25	491.45	2.920	MRFW2	8638.95959	-2812058.758	0.5	0.01	0.01	0.01	0.01	0.04	18.54	1
WBJV139D1	495.71	495.91	2.903	MRFW2	8575.460354	-2813153.054	0.5	0.99	0.39	0.02	0.45	1.85	17.82	33
WBJV139D2	495.25	495.45	3.018	MRFW2	8572.387347	-2813145.666	0.5	7.56	3.32	0.35	0.64	11.87	17.82	212
WBJV140D1	528.86	529.06	2.936	MRFW2	7961.112	-2812010.278	0.5	4.53	1.73	0.11	0.29	6.66	18.54	124
WBJV140D3	528.84	529.04	2.873	MRFW2	7962.985253	-2812013.957	0.5	3.01	1.56	0.12	0.28	4.98	18.54	92
WBJV141D0	338.78	338.98	2.833	MRFW2	8061.553613	-2811565.861	0.5	2.18	1.03	0.07	0.25	3.52	19.02	67
WBJV141D1	338.70	338.90	2.900	MRFW2	8055.010348	-2811566.574	0.5	1.66	0.87	0.08	0.23	2.84	19.02	54
WBJV142D0	410.79	410.99	2.865	MRFW2	7358.026897	-2811655.876	0.5	0.17	0.05	0.01	0.01	0.25	19.02	5
WBJV142D1	410.94	411.14	2.850	MRFW2	7363.542912	-2811657.721	0.5	0.32	0.18	0.02	0.01	0.53	19.02	10
WBJV143D0	378.46	378.66	2.918	MRFW2	7121.390878	-2811563.963	0.5	2.47	1.22	0.10	0.31	4.10	19.02	78
WBJV153D0	515.10	515.30	2.965	MRFW2	9591.260243	-2812496.412	0.5	0.01	0.02	0.01	0.01	0.05	19.02	1
WBJV153D1	514.69	514.89	2.988	MRFW2	9601.208653	-2812502.544	0.5	0.91	0.59	0.06	0.10	1.67	19.02	32
WBJV153D2	514.92	515.12	2.935	MRFW2	9600.098865	-2812494.745	0.5	0.01	0.02	0.01	0.01	0.05	19.02	1
WBJV154D0	340.15	340.35	2.873	MRFW2	7790.894121	-2811514.571	0.5	0.03	0.03	0.01	0.01	0.09	19.02	2
WBJV154D4	340.27	340.47	2.813	MRFW2	7784.522666	-2811510.701	0.5	0.08	0.05	0.01	0.01	0.15	19.02	3
WBJV170D0	259.22	259.42	3.055	MRFW2	6907.997288	-2810634.061	0.5	1.05	0.62	0.04	0.11	1.82	19.02	35
WBJV170D1	259.40	259.60	3.036	MRFW2	6910.248037	-2810636.56	0.5	0.05	0.03	0.01	0.01	0.10	19.02	2
WBJV170D2	259.77	259.97	2.972	MRFW2	6909.91033	-2810636.625	0.5	0.04	0.03	0.01	0.01	0.10	19.02	2

WBJV170D3	259.45	259.65	3.068	MRFW2	6909.803155	-2810637.816	0.5	0.32	0.13	0.03	0.01	0.50	19.02	10
WBJV171D0	301.57	301.77	2.963	MRFW2	7002.21612	-2811717.218	0.5	1.61	0.77	0.05	0.14	2.58	18.54	48
WBJV171D1	301.44	301.64	2.964	MRFW2	7002.452873	-2811716.798	0.5	8.19	5.89	0.70	0.44	15.22	18.54	282
WBJV171D2	302.57	302.77	2.988	MRFW2	7001.731915	-2811716.972	0.5	2.39	1.22	0.08	0.26	3.95	18.54	73
WBJV175D0	241.50	241.70	2.960	MRFW2	6432.565562	-2811433.606	0.5	0.23	0.07	0.06	0.01	0.37	18.54	7
WBJV175D1	241.23	241.43	2.888	MRFW2	6435.434462	-2811428.658	0.5	0.36	0.16	0.04	0.03	0.59	18.54	11
WBJV175D2	241.74	241.94	2.930	MRFW2	6437.307693	-2811430.57	0.5	1.38	0.71	0.07	0.14	2.30	18.54	43
WBJV179D0	335.66	335.86	3.000	MRFW2	5955.348427	-2811039.595	0.5	1.87	1.01	0.89	0.23	3.99	18.54	74
WBJV179D1	335.66	335.86	2.938	MRFW2	5969.933152	-2811048.406	0.5	0.06	0.02	0.01	0.01	0.10	18.54	2
WBJV179D2	335.92	336.12	2.850	MRFW2	5966.530045	-2811047.691	0.5	0.03	0.03	0.01	0.01	0.08	18.54	1
WBJV183D0	759.82	760.02	3.318	MRFW2	7113.325579	-2810041.863	0.5	0.06	0.06	0.01	0.01	0.13	19.02	3
WBJV183D1	760.13	760.33	3.462	MRFW2	7138.315186	-2810094.109	0.5	0.24	0.18	0.02	0.02	0.45	18.54	8
WBJV183D2	758.84	759.04	3.160	MRFW2	7140.151392	-2810091.628	0.5	0.89	0.74	0.05	0.10	1.78	19.02	34
WBJV185D1	590.51	590.71	2.900	MRFW2	5986.373772	-2810539.608	0.5	0.01	0.01	0.01	0.01	0.04	18.54	1
WBJV186D0	702.16	702.36	3.243	MRFW2	6416.328403	-2809639.524	0.5	1.48	0.80	0.07	0.24	2.59	18.54	48
WBJV188AD0	651.40	651.60	3.670	MRFW2	6438.459467	-2809978.331	0.5	0.03	0.02	0.01	0.02	0.08	18.54	1
WBJV191D0	623.07	623.27	3.101	MRFW2	6286.687202	-2810203.497	0.5	0.06	0.01	0.01	0.01	0.09	18.54	2
WBJV193D2	559.20	559.40	3.270	MRFW2	5754.755187	-2810459.931	0.5	0.18	0.07	0.01	0.01	0.27	18.54	5
WBJV203D0	353.56	353.76	3.010	MRFW2	6628.447704	-2810329.319	0.5	2.02	0.81	0.23	0.09	3.15	19.02	60
WBJV203D1	354.90	355.10	2.920	MRFW2	6631.597757	-2810331.537	0.5	2.15	1.22	0.07	0.32	3.76	19.02	72
WBJV203D2	354.01	354.21	2.940	MRFW2	6632.42306	-2810333.954	0.5	3.85	2.09	0.20	0.51	6.65	19.02	126
WBJV238D0	377.79	377.99	2.919	MRFW2	6758.248683	-2811221.008	0.5	0.05	0.03	0.01	0.01	0.10	19.02	2
WBJV238D1	376.90	377.10	2.945	MRFW2	6761.162378	-2811223.352	0.5	5.56	2.62	0.19	0.71	9.08	19.02	173
WBJV241D1	306.28	306.48	2.887	MRFW2	6799.799871	-2811571.787	0.5	0.08	0.04	0.01	0.02	0.15	18.54	3
W018D0	96.50	96.70	3.030	MRFW1	8824.027754	-2814440.476	0.5	2.96	0.93	0.29	0.16	4.34	17.82	77
W019D0	183.70	183.90	2.990	MRFW1	8859.965071	-2814259.148	0.5	1.09	0.60	0.05	0.16	1.90	17.82	34
W020D0	76.60	76.80	2.910	MRFW1	8610.739925	-2814195.456	0.5	0.01	0.01	0.01	0.01	0.04	17.82	1
W025D1	385.75	385.95	3.110	MRFW1	7565.954473	-2812223.152	0.5	3.59	2.29	0.32	0.10	6.30	18.54	117
W035D1	162.45	162.65	2.900	MRFW1	7172.056001	-2812596.492	0.5	0.17	0.06	0.02	0.01	0.26	18.54	5
WBJV001D0	448.65	448.85	3.000	MRFW1	8914.883	-2812519.043	0.5	0.02	0.01	0.04	0.00	0.07	19.02	1

WBJV001D2	442.16	442.36	3.000	MRFW1	8914.664527	-2812520.269	0.5	0.01	0.01	0.04	0.00	0.06	19.02	1
WBJV002D0	465.91	466.11	2.937	MRFW1	8572.071275	-2812562.406	0.5	0.03	0.03	0.04	0.01	0.11	17.82	2
WBJV002D1	459.84	460.04	3.000	MRFW1	8564.252693	-2812544.156	0.5	0.24	0.24	0.05	0.04	0.56	17.82	10
WBJV004D0	403.11	403.31	3.070	MRFW1	8980.122526	-2813589.279	0.5	0.16	0.13	0.01	0.04	0.34	17.82	6
WBJV006D1	457.41	457.61	3.070	MRFW1	8601.856669	-2813261.23	0.5	4.18	2.73	0.19	0.73	7.83	17.82	140
WBJV008D0	244.00	244.20	3.000	MRFW1	8078.061923	-2813338.133	0.5	0.18	0.07	0.05	0.02	0.32	17.82	6
WBJV008D1	240.67	240.87	2.950	MRFW1	8082.697268	-2813340.029	0.5	0.11	0.06	0.01	0.05	0.23	17.82	4
WBJV009D3	273.24	273.44	2.920	MRFW1	5736.862696	-2811295.251	0.5	0.32	0.15	0.02	0.03	0.52	18.54	10
WBJV015D0	390.73	390.93	3.310	MRFW1	9426.971001	-2813163.96	0.5	0.21	0.07	0.01	0.07	0.36	19.02	7
WBJV015D1	392.20	392.40	3.250	MRFW1	9427.718193	-2813163.347	0.5	2.99	0.83	0.18	0.10	4.10	19.02	78
WBJV018D1	232.12	232.32	3.280	MRFW1	8759.327605	-2813925.061	0.5	0.01	0.01	0.01	0.01	0.04	17.82	1
WBJV025D0	114.69	114.89	2.950	MRFW1	6742.20791	-2812448.272	0.5	0.14	0.09	0.01	0.02	0.26	17.82	5
WBJV030D0	476.82	477.02	2.950	MRFW1	8778.286835	-2813093.954	0.5	1.81	1.52	0.09	0.23	3.65	19.02	69
WBJV030D1	477.02	477.22	3.181	MRFW1	8778.726641	-2813093.964	0.5	6.24	3.35	0.23	0.67	10.48	19.02	199
WBJV030D2	476.81	477.01	3.000	MRFW1	8778.906614	-2813093.978	0.5	0.01	0.01	0.01	0.01	0.04	19.02	1
WBJV033D0	339.60	339.80	2.950	MRFW1	9458.185459	-2814017.188	0.5	0.18	0.12	0.01	0.03	0.34	19.02	6
WBJV033D1	340.20	340.40	3.154	MRFW1	9469.059172	-2814018.267	0.5	1.60	0.89	0.14	0.21	2.84	19.02	54
WBJV033D2	340.27	340.47	3.271	MRFW1	9465.842256	-2814020.483	0.5	4.38	1.70	0.30	0.20	6.58	19.02	125
WBJV039D0	107.30	107.50	3.004	MRFW1	7584.937841	-2813547.079	0.5	0.02	0.01	0.01	0.01	0.05	17.82	1
WBJV040D0	385.84	386.04	2.950	MRFW1	8832.621164	-2813474.385	0.5	0.01	0.01	0.01	0.03	0.06	17.82	1
WBJV041D0	492.48	492.68	3.000	MRFW1	8954.175399	-2813283.797	0.5	0.01	0.01	0.01	0.01	0.04	17.82	1
WBJV042D0	504.21	504.41	2.950	MRFW1	8622.923426	-2812928.844	0.5	1.10	0.46	0.01	0.16	1.73	17.82	31
WBJV042D1	503.63	503.83	3.120	MRFW1	8627.706755	-2812941.913	0.5	6.23	3.03	0.15	0.75	10.16	17.82	181
WBJV042D2	503.59	503.79	2.926	MRFW1	8623.924003	-2812936.541	0.5	9.08	5.13	0.35	0.85	15.41	17.82	275
WBJV043D0	530.53	530.73	3.118	MRFW1	8939.874681	-2812925.594	0.5	5.01	2.89	0.19	0.56	8.65	19.02	165
WBJV043D1	530.55	530.75	2.980	MRFW1	8941.294079	-2812942.337	0.5	0.15	0.07	0.01	0.02	0.25	19.02	5
WBJV043D2	524.50	524.70	2.950	MRFW1	8939.975438	-2812944.366	0.5	2.96	2.20	0.14	0.36	5.66	19.02	108
WBJV048D0	424.17	424.37	3.000	MRFW1	8701.310458	-2812396.442	0.5	0.83	0.69	0.16	0.07	1.75	19.02	33
WBJV048D1	425.38	425.58	3.190	MRFW1	8699.667152	-2812406.497	0.5	5.63	2.83	0.26	0.32	9.04	19.02	172
WBJV050D0	531.53	531.73	3.085	MRFW1	8873.575711	-2812118.128	0.5	1.39	0.77	0.09	0.12	2.37	19.02	45

WBJV050D1	531.33	531.53	3.070	MRFW1	8873.733322	-2812120.052	0.5	5.24	2.73	0.35	0.30	8.62	19.02	164
WBJV053D0	222.54	222.74	2.950	MRFW1	8906.168057	-2814160.353	0.5	0.01	0.02	0.01	0.01	0.05	17.82	1
WBJV053D1	222.86	223.06	3.000	MRFW1	8905.819118	-2814161.585	0.5	3.37	1.73	0.20	0.27	5.57	17.82	99
WBJV057D0	146.53	146.73	3.190	MRFW1	6893.144924	-2812260.486	0.5	1.40	0.61	0.05	0.06	2.12	17.82	38
WBJV057D1	146.50	146.70	3.000	MRFW1	6889.748696	-2812259.866	0.5	0.03	0.02	0.01	0.01	0.07	17.82	1
WBJV058D0	385.46	385.66	3.000	MRFW1	8592.339968	-2813501.972	0.5	0.23	0.10	0.02	0.04	0.39	17.82	7
WBJV058D1	384.55	384.75	3.000	MRFW1	8588.262832	-2813500.008	0.5	0.48	0.22	0.01	0.04	0.75	17.82	13
WBJV069D1	167.00	167.20	3.000	MRFW1	7111.732713	-2812412.409	0.5	0.05	0.03	0.01	0.01	0.10	18.54	2
WBJV073D0	147.21	147.41	3.000	MRFW1	6289.000355	-2811783.854	0.5	3.56	1.81	0.20	0.31	5.88	17.82	105
WBJV073D1	146.46	146.66	3.196	MRFW1	6288.207413	-2811785.001	0.5	0.03	0.01	0.01	0.01	0.06	17.82	1
WBJV084D0	161.62	161.82	3.000	MRFW1	7053.698605	-2812265.57	0.5	0.96	0.47	0.04	0.15	1.62	18.54	30
WBJV084D1	161.81	162.01	3.000	MRFW1	7052.885548	-2812269.467	0.5	0.06	0.02	0.01	0.01	0.10	18.54	2
WBJV085D0	468.16	468.36	2.950	MRFW1	7771.554357	-2812061.645	0.5	0.01	0.01	0.01	0.01	0.04	18.54	1
WBJV085D1	467.84	468.04	3.000	MRFW1	7757.988416	-2812068.992	0.5	0.01	0.02	0.01	0.01	0.05	18.54	1
WBJV087D0	193.35	193.55	3.190	MRFW1	7074.931031	-2812162.933	0.5	5.60	2.66	0.21	0.66	9.13	18.54	169
WBJV087D2	193.06	193.26	3.190	MRFW1	7076.355552	-2812163.226	0.5	4.86	2.50	0.26	0.51	8.13	18.54	151
WBJV087D3	193.25	193.45	3.000	MRFW1	7074.831393	-2812162.757	0.5	0.31	0.15	0.01	0.03	0.50	18.54	9
WBJV090D0	153.23	153.43	2.969	MRFW1	7100.854	-2812490.34	0.5	0.01	0.01	0.01	0.01	0.04	18.54	1
WBJV090D1	153.21	153.41	2.958	MRFW1	7099.669023	-2812488.535	0.5	0.02	0.02	0.01	0.01	0.06	18.54	1
WBJV090D2	153.52	153.72	3.000	MRFW1	7098.773713	-2812487.716	0.5	0.02	0.02	0.01	0.01	0.06	18.54	1
WBJV091D0	347.55	347.75	2.950	MRFW1	6957.30671	-2811360.799	0.5	0.55	0.20	0.04	0.08	0.87	19.02	17
WBJV092D0	280.21	280.41	3.000	MRFW1	6269.682645	-2811438.139	0.5	0.19	0.11	0.02	0.03	0.35	18.54	6
WBJV092D1	279.90	280.10	3.204	MRFW1	6276.40385	-2811433.101	0.5	0.48	0.28	0.04	0.05	0.85	18.54	16
WBJV092D2	280.37	280.57	3.204	MRFW1	6275.235737	-2811432.367	0.5	0.33	0.14	0.01	0.06	0.54	18.54	10
WBJV093D0	400.90	401.10	3.000	MRFW1	8501.355085	-2812252.381	0.5	1.24	0.97	0.09	0.21	2.51	18.54	47
WBJV095D0	419.19	419.39	2.950	MRFW1	8036.992942	-2812843.387	0.5	1.00	0.48	0.02	0.24	1.74	17.82	31
WBJV095D1	420.06	420.26	3.070	MRFW1	8041.613545	-2812853.668	0.5	1.63	0.84	0.07	0.18	2.72	17.82	48
WBJV096D0	338.83	339.03	2.950	MRFW1	7653.609005	-2812532.635	0.5	3.73	1.99	0.16	0.48	6.36	17.82	113
WBJV096D1	342.11	342.31	3.190	MRFW1	7661.456805	-2812529.381	0.5	37.46	25.72	2.30	1.28	66.76	17.82	1,190
WBJV096D2	342.00	342.20	3.000	MRFW1	7659.20074	-2812526.691	0.5	2.66	1.54	0.14	0.26	4.60	17.82	82

WBJV099D0	441.93	442.13	2.920	MRFW1	8222.491623	-2812999.272	0.5	0.03	0.02	0.01	0.01	0.07	17.82	1
WBJV099D2	443.22	443.42	2.920	MRFW1	8220.013518	-2813003.528	0.5	1.98	1.26	0.16	0.35	3.75	17.82	67
WBJV100D0	326.79	326.99	2.920	MRFW1	8025.54407	-2813018.879	0.5	5.79	3.50	0.34	0.55	10.18	17.82	181
WBJV100D1	327.00	327.20	2.890	MRFW1	8030.842572	-2813024.569	0.5	0.02	0.01	0.01	0.01	0.05	17.82	1
WBJV100D2	327.07	327.27	2.960	MRFW1	8031.290496	-2813026.933	0.5	2.19	1.32	0.12	0.18	3.81	17.82	68
WBJV102D0	409.97	410.17	3.000	MRFW1	7975.436852	-2812490.342	0.5	0.22	0.14	0.02	0.04	0.42	17.82	7
WBJV102D1	412.87	413.07	2.920	MRFW1	7959.719748	-2812495.516	0.5	1.95	1.27	0.09	0.29	3.60	17.82	64
WBJV104D1	536.36	536.56	2.930	MRFW1	9661.021169	-2812818.036	0.5	0.74	0.12	0.03	0.03	0.92	19.02	17
WBJV104D2	537.22	537.42	2.930	MRFW1	9660.812982	-2812815.27	0.5	0.71	0.40	0.04	0.07	1.22	19.02	23
WBJV106D0	398.78	398.98	2.960	MRFW1	9366.551556	-2813899.249	0.5	5.38	2.90	0.26	0.68	9.22	17.82	164
WBJV106D2	404.62	404.82	2.900	MRFW1	9372.681143	-2813910.17	0.5	5.21	2.60	0.25	0.55	8.61	17.82	153
WBJV108D1	374.00	374.20	2.980	MRFW1	8269.970515	-2812101.801	0.5	6.43	2.42	0.23	0.37	9.45	18.54	175
WBJV109D0	469.16	469.36	3.040	MRFW1	9977.988879	-2812792.413	0.5	0.05	0.03	0.01	0.02	0.11	19.02	2
WBJV109D1	468.99	469.19	3.030	MRFW1	9985.746917	-2812793.265	0.5	0.11	0.08	0.01	0.02	0.22	19.02	4
WBJV109D2	469.42	469.62	3.020	MRFW1	9983.986892	-2812790.841	0.5	4.13	2.07	0.13	0.46	6.79	19.02	129
WBJV112D0	453.37	453.57	2.870	MRFW1	10014.48309	-2813145.047	0.5	0.92	0.31	0.02	0.05	1.30	19.02	25
WBJV112D1	453.08	453.28	3.030	MRFW1	10018.35464	-2813148.404	0.5	0.01	0.01	0.01	0.01	0.04	19.02	1
WBJV112D2	452.83	453.03	3.210	MRFW1	10014.10364	-2813144.906	0.5	0.49	0.75	0.07	0.04	1.35	19.02	26
WBJV114D0	356.66	356.86	2.840	MRFW1	7815.492111	-2813054.375	0.5	3.87	2.07	0.21	0.39	6.54	17.82	117
WBJV116D0	507.30	507.50	2.970	MRFW1	9419.614635	-2812832.115	0.5	0.33	0.17	0.05	0.03	0.58	19.02	11
WBJV116D1	507.16	507.36	2.960	MRFW1	9422.289193	-2812828.504	0.5	0.07	0.05	0.01	0.02	0.15	19.02	3
WBJV116D2	507.16	507.36	3.021	MRFW1	9421.225992	-2812827.335	0.5	0.09	0.02	0.01	0.01	0.13	19.02	3
WBJV120D0	331.33	331.53	2.860	MRFW1	7863.606121	-2811437.442	0.5	0.09	0.06	0.01	0.02	0.18	19.02	3
WBJV120D3	331.06	331.26	2.870	MRFW1	7861.207006	-2811437.006	0.5	0.47	0.33	0.04	0.06	0.90	19.02	17
WBJV124D0	490.25	490.45	2.870	MRFW1	10148.1965	-2812578.828	0.5	0.55	0.39	0.03	0.03	1.00	19.02	19
WBJV124D1	490.21	490.41	2.770	MRFW1	10160.72698	-2812574.507	0.5	1.19	0.56	0.08	0.11	1.94	19.02	37
WBJV124D3	490.16	490.36	2.780	MRFW1	10160.55531	-2812556.639	0.5	1.14	0.63	0.09	0.10	1.96	19.02	37
WBJV125D0	458.64	458.84	3.070	MRFW1	7272.511338	-2810978.042	0.5	0.31	0.12	0.01	0.01	0.45	19.02	9
WBJV125D1	457.58	457.78	3.210	MRFW1	7272.957564	-2810990.274	0.5	4.42	2.13	0.22	0.56	7.33	19.02	139
WBJV127D0	447.21	447.41	2.880	MRFW1	7320.004312	-2811334.199	0.5	0.02	0.02	0.01	0.01	0.06	19.02	1

WBJV127D1	447.09	447.29	2.900	MRFW1	7323.717662	-2811336.299	0.5	0.06	0.04	0.01	0.01	0.12	19.02	2
WBJV127D2	447.07	447.27	2.870	MRFW1	7323.993604	-2811336.093	0.5	0.90	0.46	0.04	0.23	1.63	19.02	31
WBJV130D0	484.20	484.40	3.080	MRFW1	8339.845352	-2812426.99	0.5	6.41	2.40	0.56	0.22	9.59	17.82	171
WBJV130D1	484.49	484.69	2.930	MRFW1	8339.073841	-2812439.348	0.5	1.69	0.96	0.09	0.19	2.93	17.82	52
WBJV130D2	484.45	484.65	2.920	MRFW1	8314.290382	-2812442.098	0.5	0.96	0.42	0.01	0.36	1.75	17.82	31
WBJV131D0	550.23	550.43	2.900	MRFW1	7242.957939	-2810723.194	0.5	0.71	0.28	0.08	0.02	1.09	19.02	21
WBJV131D1	549.52	549.72	2.970	MRFW1	7238.34643	-2810731.451	0.5	0.56	0.35	0.04	0.07	1.02	19.02	19
WBJV131D3	549.55	549.75	2.960	MRFW1	7241.092854	-2810733.648	0.5	0.57	0.51	0.04	0.11	1.23	19.02	23
WBJV135D0	529.88	530.08	3.390	MRFW1	8967.007183	-2813105.713	0.5	0.11	0.04	0.01	0.01	0.17	19.02	3
WBJV136D0	490.97	491.17	2.920	MRFW1	8640.858164	-2812056.33	0.5	0.01	0.01	0.01	0.01	0.04	18.54	1
WBJV136D1	490.75	490.95	2.950	MRFW1	8639.239786	-2812056.663	0.5	0.03	0.02	0.01	0.01	0.07	18.54	1
WBJV136D2	491.05	491.25	2.950	MRFW1	8638.957137	-2812058.762	0.5	0.02	0.01	0.01	0.01	0.05	18.54	1
WBJV139D1	495.51	495.71	2.880	MRFW1	8575.462843	-2813153.044	0.5	3.98	1.53	0.04	1.79	7.34	17.82	131
WBJV139D2	495.05	495.25	3.130	MRFW1	8572.399971	-2813145.664	0.5	14.40	5.28	0.74	1.03	21.45	17.82	382
WBJV140D1	528.66	528.86	2.920	MRFW1	7961.113912	-2812010.273	0.5	0.06	0.05	0.01	0.02	0.14	18.54	3
WBJV140D3	528.64	528.84	2.880	MRFW1	7962.995418	-2812013.962	0.5	0.12	0.04	0.01	0.01	0.18	18.54	3
WBJV141D0	338.58	338.78	2.810	MRFW1	8061.557072	-2811565.862	0.5	0.13	0.10	0.01	0.02	0.26	19.02	5
WBJV141D1	338.50	338.70	2.900	MRFW1	8055.013511	-2811566.566	0.5	2.98	1.67	0.17	0.40	5.22	19.02	99
WBJV142D0	410.59	410.79	2.830	MRFW1	7358.02364	-2811655.875	0.5	0.48	0.13	0.02	0.01	0.64	19.02	12
WBJV142D1	410.74	410.94	2.850	MRFW1	7363.536277	-2811657.716	0.5	0.48	0.27	0.03	0.01	0.79	19.02	15
WBJV143D0	378.26	378.46	2.940	MRFW1	7121.392042	-2811563.959	0.5	0.47	0.14	0.03	0.03	0.67	19.02	13
WBJV153D0	514.90	515.10	3.010	MRFW1	9591.255929	-2812496.41	0.5	0.02	0.03	0.01	0.01	0.07	19.02	1
WBJV153D1	514.49	514.69	3.000	MRFW1	9601.209707	-2812502.541	0.5	2.26	1.45	0.14	0.24	4.09	19.02	78
WBJV153D2	514.72	514.92	2.970	MRFW1	9600.095608	-2812494.75	0.5	0.02	0.03	0.01	0.01	0.07	19.02	1
WBJV154D0	339.95	340.15	2.850	MRFW1	7790.897266	-2811514.572	0.5	0.11	0.07	0.01	0.01	0.20	19.02	4
WBJV154D4	340.07	340.27	2.820	MRFW1	7784.52944	-2811510.705	0.5	0.10	0.06	0.01	0.01	0.18	19.02	3
WBJV170D0	259.02	259.22	3.020	MRFW1	6907.994213	-2810634.058	0.5	3.50	2.07	0.12	0.36	6.05	19.02	115
WBJV170D1	259.20	259.40	3.010	MRFW1	6910.240735	-2810636.557	0.5	0.25	0.14	0.01	0.02	0.42	19.02	8
WBJV170D2	259.57	259.77	2.980	MRFW1	6909.913053	-2810636.627	0.5	0.18	0.12	0.01	0.02	0.33	19.02	6
WBJV170D3	259.25	259.45	3.060	MRFW1	6909.805683	-2810637.811	0.5	1.09	0.33	0.11	0.01	1.54	19.02	29

WBJV171D0	301.37	301.57	3.000	MRFW1	7002.216642	-2811717.22	0.5	2.01	1.02	0.09	0.15	3.27	18.54	61
WBJV171D1	301.24	301.44	3.100	MRFW1	7002.450941	-2811716.796	0.5	16.10	12.40	1.55	0.71	30.76	18.54	570
WBJV171D2	302.37	302.57	3.280	MRFW1	7001.730104	-2811716.976	0.5	0.80	0.28	0.02	0.01	1.11	18.54	21
WBJV175D0	241.30	241.50	2.880	MRFW1	6432.563107	-2811433.608	0.5	0.37	0.17	0.04	0.02	0.60	18.54	11
WBJV175D1	241.03	241.23	3.000	MRFW1	6435.430083	-2811428.666	0.5	0.82	0.38	0.05	0.08	1.33	18.54	25
WBJV175D2	241.54	241.74	2.930	MRFW1	6437.30001	-2811430.572	0.5	1.38	0.71	0.07	0.14	2.30	18.54	43
WBJV179D0	335.46	335.66	3.000	MRFW1	5955.338001	-2811039.587	0.5	3.58	1.90	0.12	0.43	6.03	18.54	112
WBJV179D1	335.46	335.66	2.990	MRFW1	5969.931904	-2811048.399	0.5	0.04	0.02	0.01	0.02	0.09	18.54	2
WBJV179D2	335.72	335.92	2.850	MRFW1	5966.518356	-2811047.688	0.5	0.04	0.05	0.01	0.02	0.12	18.54	2
WBJV183D0	759.62	759.82	3.226	MRFW1	7113.314446	-2810041.851	0.5	0.67	0.29	0.06	0.04	1.05	19.02	20
WBJV183D1	759.93	760.13	3.295	MRFW1	7138.302748	-2810094.103	0.5	9.15	2.66	0.20	0.37	12.39	18.54	230
WBJV183D2	758.64	758.84	3.151	MRFW1	7140.145976	-2810091.613	0.5	0.86	0.75	0.04	0.10	1.75	19.02	33
WBJV185D1	590.31	590.51	2.862	MRFW1	5986.388551	-2810539.591	0.5	0.01	0.01	0.01	0.01	0.04	18.54	1
WBJV186D0	701.96	702.16	3.280	MRFW1	6416.313885	-2809639.531	0.5	2.28	1.43	0.14	0.41	4.26	18.54	79
WBJV188AD0	651.20	651.40	3.618	MRFW1	6438.45003	-2809978.337	0.5	0.04	0.02	0.01	0.01	0.08	18.54	1
WBJV191D0	622.87	623.07	3.224	MRFW1	6286.686652	-2810203.498	0.5	0.04	0.01	0.01	0.01	0.07	18.54	1
WBJV193D2	559.00	559.20	3.150	MRFW1	5754.764061	-2810459.914	0.5	0.20	0.09	0.01	0.01	0.31	18.54	6
WBJV203D0	353.36	353.56	3.082	MRFW1	6628.443046	-2810329.316	0.5	3.98	3.62	0.37	0.41	8.37	19.02	159
WBJV203D1	354.70	354.90	2.962	MRFW1	6631.59819	-2810331.537	0.5	3.29	1.63	0.15	0.38	5.45	19.02	104
WBJV203D2	353.81	354.01	3.016	MRFW1	6632.42098	-2810333.946	0.5	2.90	1.66	0.16	0.36	5.08	19.02	97
WBJV238D0	377.59	377.79	2.910	MRFW1	6758.245747	-2811221.009	0.5	0.09	0.04	0.01	0.01	0.15	19.02	3
WBJV238D1	376.70	376.90	2.940	MRFW1	6761.152735	-2811223.349	0.5	7.69	3.57	0.26	1.02	12.54	19.02	239
WBJV241D1	306.08	306.28	2.860	MRFW1	6799.800447	-2811571.778	0.5	0.69	0.34	0.03	0.07	1.13	18.54	21

Appendix 5: Histograms and Probability Plots

MR Domain 1 4E Content Histogram

Expected Normal
No. of obs.
X <= Category Boundary

MR Domain 1 4E Grade Histogram

Expected Normal
No. of obs.
X <= Category Boundary

MR Domain 1CW Histogram

Expected Normal
No. of obs.
X <= Category Boundary

MR Domain 1 SG Histogram

Expected Normal
No. of obs.
X <= Category Boundary

MR Domain 6 4E Content Histogram

Expected Normal
No. of obs.
X <= Category Boundary

MR Domain 6 4E Grade Histogram

Expected Normal
No. of obs.
X <= Category Boundary

MR Domain 6CW Histogram

MR Domain 6 SG Histogram

MR Domain 8 4E Content Histogram

Histogram: DOM8_ALL_MRMC_CW
Expected Normal
No. of obs.
X <= Category Boundary

MR Domain 8 4E Grade Histogram

Histogram: DOM8_ALL_MRMC_SG
Expected Normal
No. of obs.
X <= Category Boundary

MR Domain 8 CW Histogram

Expected Normal
No. of obs.
X <= Category Boundary

MR Domain 8 SG Histogram

Expected Normal
No. of obs.
X <= Category Boundary

MR Domain 1 4E Content Normal Plot

Histogram: DOM8_ALL_MRMC_CW
Expected Normal
No. of obs.
X <= Category Boundary

MR Domain 1 4E Content Log Normal Plot

Histogram: DOM8_ALL_MRMC_SG
Expected Normal
No. of obs.
X <= Category Boundary

MR Domain 1 4E Grade Normal Plot

Normal P-Plot: DOM1_ALL_MRMC_CM3PG
Expected Normal Value
Value

MR Domain 1 4E Grade Log Normal Plot

Normal P-Plot: Ln_DOM1_ALL_MRMC_CM3PG
Ln_DOM1_ALL_MRMC_CM3PG: =Log(DOM1_ALL_MRMC_CM3PG)
Expected Normal Value
Value

MR Domain 1 CW Normal Plot

Normal P-Plot: DOM1_ALL_MRMC_3PGE_AU
Expected Normal Value
Value

MR Domain 1 CW Log Normal Plot

Normal P-Plot: Ln_DOM1_ALL_MRMC_3PGE_AU
Ln_DOM1_ALL_MRMC_3PGE_AU: =Log(DOM1_ALL_MRMC_3PGE_AU)
Expected Normal Value
Value

MR Domain 1 SG Normal Plot

Normal P-Plot: DOM1_ALL_MRMC_CW
Expected Normal Value
Value

MR Domain 1 SG Log Normal Plot

Normal P-Plot: Ln_DOM1_ALL_MRMC_CW
Ln_DOM1_ALL_MRMC_CW: =Log(DOM1_ALL_MRMC_CW)
Expected Normal Value
Value

MR Domain 6 4E Content Normal Plot

Normal P-Plot: DOM1_ALL_MRMC_SG
Expected Normal Value
Value
3.00 3.05 3.10 3.15 3.20 3.25 3.30 3.35 3.40 3.45 3.50 3.55
4 3 2 1 0 -1 -2 -3

MR Domain 6 4E Content Log Normal Plot

Normal P-Plot: Ln_DOM1_ALL_MRMC_SG
Ln_DOM1_ALL_MRMC_SG: =Log(DOM1_ALL_MRMC_SG)
Expected Normal Value
Value
1.10 1.12 1.14 1.16 1.18 1.20 1.22 1.24 1.26
4 3 2 1 0 -1 -2 -3 -4

MR Domain 6 4E Grade Normal Plot

Normal P-Plot: DOM6_ALL_MRMC_CM3PG
Expected Normal Value
Value
-200 0 200 400 600 800 1000 1200 1400 1600 1800 2000 2200 2400
3 2 1 0 -1 -2 -3

MR Domain 6 4E Grade Log Normal Plot

Normal P-Plot: Ln_DOM6_ALL_MRMC_CM3PG
Ln_DOM6_ALL_MRMC_CM3PG: =Log(DOM6_ALL_MRMC_CM3PG)
Expected Normal Value
Value
1 2 3 4 5 6 7 8
3 2 1 0 -1 -2 -3 -4

MR Domain 6 CW Normal Plot

Normal P-Plot: DOM6_ALL_MRMC_3PGE_AU
Expected Normal Value
Value
-2 0 2 4 6 8 10 12 14 16 18
2.5 2.0 1.5 1.0 0.5 0.0 -0.5 -1.0 -1.5 -2.0 -2.5

MR Domain 6 CW Log Normal Plot

Normal P-Plot: Ln_DOM6_ALL_MRMC_3PGE_AU
Ln_DOM6_ALL_MRMC_3PGE_AU: =Log(DOM6_ALL_MRMC_3PGE_AU)
Expected Normal Value
Value
-3 -2 -1 0 1 2 3 4
3 2 1 0 -1 -2 -3 -4

MR Domain 6 SG Normal Plot

189

Normal P-Plot: DOM6_ALL_MRMC_CW
Expected Normal Value
Value

MR Domain 6 SG Log Normal Plot

Normal P-Plot: Ln_DOM6_ALL_MRMC_CW
Ln_DOM6_ALL_MRMC_CW: =Log(DOM6_ALL_MRMC_CW)
Expected Normal Value
Value

MR Domain 8 4E Content Normal Plot

Normal P-Plot: DOM6_ALL_MRMC_SG
Expected Normal Value
Value

MR Domain 8 4E Content Log Normal Plot

Normal P-Plot: Ln_DOM6_ALL_MRMC_SG
Ln_DOM6_ALL_MRMC_SG: =Log(DOM6_ALL_MRMC_SG)
Expected Normal Value
Value

MR Domain 8 4E Grade Normal Plot

Normal P-Plot: DOM8_ALL_MRMC_CM3PG
Expected Normal Value
Value

MR Domain 8 4E Grade Log Normal Plot

Normal P-Plot: Ln_DOM8_ALL_MRMC_CM3PG
Ln_DOM8_ALL_MRMC_CM3PG: =Log(DOM8_ALL_MRMC_CM3PG)
Expected Normal Value
Value

MR Domain 8 CW Normal Plot

Normal P-Plot: DOM8_ALL_MRMC_3PGE_AU
Expected Normal Value
Value

MR Domain 8 CW Log Normal Plot

Normal P-Plot: Ln_DOM8_ALL_MRMC_3PGE_AU
Ln_DOM8_ALL_MRMC_3PGE_AU: =Log(DOM8_ALL_MRMC_3PGE_AU)
Expected Normal Value
Value

MR Domain 8 SG Normal Plot

Normal P-Plot: DOM8_ALL_MRMC_CW
Expected Normal Value
Value

MR Domain 8 SG Log Normal Plot

Normal P-Plot: Ln_DOM8_ALL_MRMC_CW
Ln_DOM8_ALL_MRMC_CW: =Log(DOM8_ALL_MRMC_CW)
Expected Normal Value
Value

UG2 Domain 1 4E Content Histogram

Normal P-Plot: DOM8_ALL_MRMC_SG
Expected Normal Value
Value

UG2 Domain 1 4E Grade Histogram

Normal P-Plot: Ln_DOM8_ALL_MRMC_SG
Ln_DOM8_ALL_MRMC_SG: =Log(DOM8_ALL_MRMC_SG)
Expected Normal Value
Value

UG2 Domain 1CW Histogram

Histogram: DOM1_ALL_UG2MC_CM3PG
Expected Normal
No. of obs.
X <= Category Boundary

UG2 Domain 1 SG Histogram

Histogram: DOM1_ALL_UG2MC_3PGE_AU
Expected Normal
No. of obs.
X <= Category Boundary

UG2 Domain 2 4E Content Histogram

Histogram: DOM1_ALL_UG2MC_CW
Expected Normal
No. of obs.
X <= Category Boundary

UG2 Domain 2 4E Grade Histogram

Histogram: DOM1_ALL_UG2MC_SG
Expected Normal
No. of obs.
X <= Category Boundary

UG2 Domain 2 CW Histogram

Histogram: DOM2_ALL_UG2MC_CM3PG
Expected Normal
No. of obs.
X <= Category Boundary

UG2 Domain 2 SG Histogram

Histogram: DOM2_ALL_UG2MC_3PGE_AU
Expected Normal
No. of obs.
X <= Category Boundary

UG2 Domain 3 4E Content Histogram

Histogram: DOM2_ALL_UG2MC_CW
Expected Normal
No. of obs.
X <= Category Boundary

UG2 Domain 3 4E Grade Histogram

Histogram: DOM2_ALL_UG2MC_SG
Expected Normal
No. of obs.
X <= Category Boundary

UG2 Domain 3 CW Histogram

Expected Normal
No. of obs.
X <= Category Boundary

UG2 Domain 3 SG Histogram

Expected Normal
No. of obs.
X <= Category Boundary

UG2 Domain 4 4E Content Histogram

Histogram: DOM3_ALL_UG2MC_CW
Expected Normal
No. of obs.
X <= Category Boundary

UG2 Domain 4 4E Grade Histogram

Histogram: DOM3_ALL_UG2MC_SG
Expected Normal
No. of obs.
X <= Category Boundary

UG2 Domain 4 CW Histogram

Histogram: DOM4_ALL_UG2MC_CM3PG
Expected Normal
No. of obs.
X <= Category Boundary
0.0000
141.8571
283.7142
425.5713
567.4284
709.2855

UG2 Domain 4 SG Histogram

Histogram: DOM4_ALL_UG2MC_3PGE_AU
Expected Normal
No. of obs.
X <= Category Boundary
1.0970
2.1940
3.2911
4.3881
5.4851
6.5821

UG2 Domain 6 4E Content Histogram

Histogram: DOM4_ALL_UG2MC_CW
Expected Normal
No. of obs.
X <= Category Boundary
63.2803
84.3737
105.4672
126.5606
147.6540
168.7474

UG2 Domain 6 4E Grade Histogram

Histogram: DOM4_ALL_UG2MC_SG
Expected Normal
No. of obs.
X <= Category Boundary
3.0716
3.2635
3.4555
3.6475
3.8394
4.0314

UG2 Domain 6 CW Histogram

Histogram: DOM6_ALL_UG2MC_CM3PG
Expected Normal
No. of obs.
X <= Category Boundary
0.0000
257.5289
515.0578
772.5867
1030.1156
1287.6445
1545.1734

UG2 Domain 6 SG Histogram

Histogram: DOM6_ALL_UG2MC_3PGE_AU
Expected Normal
No. of obs.
X <= Category Boundary
0.0000
1.2479
2.4958
3.7436
4.9915
6.2394
7.4873

UG2 Domain 8 4E Content Histogram

Histogram: DOM8_ALL_UG2MC_CW
Expected Normal
No. of obs.
X <= Category Boundary

UG2 Domain 8 4E Grade Histogram

Histogram: DOM8_ALL_UG2MC_SG
Expected Normal
No. of obs.
X <= Category Boundary

UG2 Domain 8 CW Histogram

Histogram: DOM8_ALL_UG2MC_CM3PG
Expected Normal
No. of obs.
X <= Category Boundary

UG2 Domain 8 SG Histogram

Histogram: DOM8_ALL_UG2MC_3PGE_AU
Expected Normal
No. of obs.
X <= Category Boundary

UG2 Domain 1 4E Content Normal Plot

Histogram: DOM8_ALL_UG2MC_CW
Expected Normal
No. of obs.
X <= Category Boundary

UG2 Domain 1 4E Content Log Normal Plot

Histogram: DOM8_ALL_UG2MC_SG
Expected Normal
No. of obs.
X <= Category Boundary

UG2 Domain 14E Grade Normal Plot

Normal P-Plot: DOM1_ALL_UG2MC_CM3PG
Expected Normal Value
Value

UG2 Domain 1 4E Grade Log Normal Plot

Normal P-Plot: Ln_DOM1_ALL_UG2MC_CM3PG
Ln_DOM1_ALL_UG2MC_CM3PG: =Log(DOM1_ALL_UG2MC_CM3PG)
Expected Normal Value
Value

UG2 Domain 2 CW Normal Plot

Normal P-Plot: DOM1_ALL_UG2MC_3PGE_AU
Expected Normal Value
Value

UG2 Domain 2 CW Log Normal Plot

Normal P-Plot: Ln_DOM1_ALL_UG2MC_3PGE_AU
Ln_DOM1_ALL_UG2MC_3PGE_AU: =Log(DOM1_ALL_UG2MC_3PGE_AU)
Expected Normal Value
Value

UG2 Domain 1 SG Normal Plot

Normal P-Plot: DOM1_ALL_UG2MC_CW
Expected Normal Value
Value

UG2 Domain 1 SG Log Normal Plot

Normal P-Plot: Ln_DOM1_ALL_UG2MC_CW
Ln_DOM1_ALL_UG2MC_CW =Log(DOM1_ALL_UG2MC_CW)
Expected Normal Value
Value

UG2 Domain 2 4E Content Normal Plot

Normal P-Plot: DOM1_ALL_UG2MC_SG
Expected Normal Value
Value

UG2 Domain 2 4E Content Log Normal Plot

Normal P-Plot: Ln_DOM1_ALL_UG2MC_SG
Ln_DOM1_ALL_UG2MC_SG =Log(DOM1_ALL_UG2MC_SG)
Expected Normal Value
Value

UG2 Domain 2 4E Grade Normal Plot

Normal P-Plot: DOM2_ALL_UG2MC_CM3PG
Expected Normal Value
Value

UG2 Domain 2 4E Grade Log Normal Plot

Normal P-Plot: Ln_DOM2_ALL_UG2MC_CM3PG
Ln_DOM2_ALL_UG2MC_CM3PG =Log(DOM2_ALL_UG2MC_CM3PG)
Expected Normal Value
Value

UG2 Domain 2 CW Normal Plot

Normal P-Plot: DOM2_ALL_UG2MC_3PGE_AU
Expected Normal Value
Value

UG2 Domain 2 CW Log Normal Plot

Normal P-Plot: Ln_DOM2_ALL_UG2MC_3PGE_AU
Ln_DOM2_ALL_UG2MC_3PGE_AU =Log(DOM2_ALL_UG2MC_3PGE_AU)
Expected Normal Value
Value

UG2 Domain 2 SG Normal Plot

Normal P-Plot: DOM2_ALL_UG2MC_CW
Expected Normal Value
Value

UG2 Domain 2 SG Log Normal Plot

Normal P-Plot: Ln_DOM2_ALL_UG2MC_CW
Ln_DOM2_ALL_UG2MC_CW: =Log(DOM2_ALL_UG2MC_CW)
Expected Normal Value
Value

UG2 Domain 3 4E Content Normal Plot

Normal P-Plot: DOM2_ALL_UG2MC_SG
Expected Normal Value
Value

UG2 Domain 3 4E Content Log Normal Plot

Normal P-Plot: Ln_DOM2_ALL_UG2MC_SG
Ln_DOM2_ALL_UG2MC_SG: =Log(DOM2_ALL_UG2MC_SG)
Expected Normal Value
Value

UG2 Domain 3 4E Grade Normal Plot

Normal P-Plot: DOM3_ALL_UG2MC_CM3PG
Expected Normal Value
Value

UG2 Domain 3 4E Grade Log Normal Plot

Normal P-Plot: Ln_DOM3_ALL_UG2MC_CM3PG
Ln_DOM3_ALL_UG2MC_CM3PG: =Log(DOM3_ALL_UG2MC_CM3PG)
Expected Normal Value
Value

UG2 Domain 3 CW Normal Plot

Normal P-Plot: DOM3_ALL_UG2MC_3PGE_AU
Expected Normal Value
Value

UG2 Domain 3 CW Log Normal Plot

Normal P-Plot: Ln_DOM3_ALL_UG2MC_3PGE_AU
Ln_DOM3_ALL_UG2MC_3PGE_AU =Log(DOM3_ALL_UG2MC_3PGE_AU)
Expected Normal Value
Value

UG2 Domain 3 SG Normal Plot

Normal P-Plot: DOM3_ALL_UG2MC_CW
Expected Normal Value
Value

UG2 Domain 3 SG Log Normal Plot

Normal P-Plot: Ln_DOM3_ALL_UG2MC_CW
Ln_DOM3_ALL_UG2MC_CW =Log(DOM3_ALL_UG2MC_CW)
Expected Normal Value
Value

UG2 Domain 4 4E Content Normal Plot

Normal P-Plot: DOM3_ALL_UG2MC_SG
Expected Normal Value
Value

UG2 Domain 4 4E Content Log Normal Plot

Normal P-Plot: Ln_DOM3_ALL_UG2MC_SG
Ln_DOM3_ALL_UG2MC_SG =Log(DOM3_ALL_UG2MC_SG)
Expected Normal Value
Value

UG2 Domain 4 4E Grade Normal Plot

Normal P-Plot: DOM4_ALL_UG2MC_CM3PG
Expected Normal Value
Value

UG2 Domain 4 4E Grade Log Normal Plot

Normal P-Plot: Ln_DOM4_ALL_UG2MC_CM3PG
Ln_DOM4_ALL_UG2MC_CM3PG: =Log(DOM4_ALL_UG2MC_CM3PG)
Expected Normal Value
Value

UG2 Domain 4 CW Normal Plot

Normal P-Plot: DOM4_ALL_UG2MC_3PGE_AU
Expected Normal Value
Value

UG2 CL Domain 4 CW Log Normal Plot

Normal P-Plot: Ln_DOM4_ALL_UG2MC_3PGE_AU
Ln_DOM4_ALL_UG2MC_3PGE_AU: =Log(DOM4_ALL_UG2MC_3PGE_AU)
Expected Normal Value
Value

UG2 Domain 4 SG Normal Plot

Normal P-Plot: DOM4_ALL_UG2MC_CW
Expected Normal Value
Value

UG2 Domain 4 SG Log Normal Plot

Normal P-Plot: Ln_DOM4_ALL_UG2MC_CW
Ln_DOM4_ALL_UG2MC_CW: =Log(DOM4_ALL_UG2MC_CW)
Expected Normal Value
Value

UG2 Domain 6 4E Content Normal Plot

Normal P-Plot: DOM4_ALL_UG2MC_SG
Expected Normal Value
Value

UG2 Domain 6 4E Content Log Normal Plot

Normal P-Plot: Ln_DOM4_ALL_UG2MC_SG
Ln_DOM4_ALL_UG2MC_SG: =Log(DOM4_ALL_UG2MC_SG)
Expected Normal Value
Value

UG2 Domain 6 4E Grade Normal Plot

Normal P-Plot: DOM6_ALL_UG2MC_CM3PG
Expected Normal Value
Value

UG2 Domain 6 4E Grade Log Normal Plot

Normal P-Plot: Ln_DOM6_ALL_UG2MC_CM3PG
Ln_DOM6_ALL_UG2MC_CM3PG: =Log(DOM6_ALL_UG2MC_CM3PG)
Expected Normal Value
Value

UG2 Domain 6 CW Normal Plot

Normal P-Plot: DOM6_ALL_UG2MC_3PGE_AU
Expected Normal Value
Value

UG2 Domain 6 CW Log Normal Plot

Normal P-Plot: Ln_DOM6_ALL_UG2MC_3PGE_AU
Ln_DOM6_ALL_UG2MC_3PGE_AU: =Log(DOM6_ALL_UG2MC_3PGE_AU)
Expected Normal Value
Value

UG2 Domain 6 SG Normal Plot

Normal P-Plot: DOM6_ALL_UG2MC_CW
Expected Normal Value
Value

UG2 Domain 6 SG Log Normal Plot

Normal P-Plot: Ln_DOM6_ALL_UG2MC_CW
Ln_DOM6_ALL_UG2MC_CW: =Log(DOM6_ALL_UG2MC_CW)
Expected Normal Value
Value

UG2 Domain 8 4E Content Normal Plot

Normal P-Plot: DOM6_ALL_UG2MC_SG
Expected Normal Value
Value

UG2 Domain 8 4E Content Log Normal Plot

Normal P-Plot: Ln_DOM6_ALL_UG2MC_SG
Ln_DOM6_ALL_UG2MC_SG: =Log(DOM6_ALL_UG2MC_SG)
Expected Normal Value
Value

UG2 Domain 8 4E Grade Normal Plot

Normal P-Plot: DOM8_ALL_UG2MC_CM3PG
Expected Normal Value
Value

UG2 Domain 8 4E Grade Log Normal Plot

Normal P-Plot: Ln_DOM8_ALL_UG2MC_CM3PG
Ln_DOM8_ALL_UG2MC_CM3PG: =Log(DOM8_ALL_UG2MC_CM3PG)
Expected Normal Value
Value

UG2 Domain 8 CW Normal Plot

Normal P-Plot: DOM8_ALL_UG2MC_3PGE_AU
Expected Normal Value
Value

Normal P-Plot: Ln_DOM8_ALL_UG2MC_3PGE_AU
Ln_DOM8_ALL_UG2MC_3PGE_AU: =Log(DOM8_ALL_UG2MC_3PGE_AU)
Expected Normal Value
Value

Normal P-Plot: DOM8_ALL_UG2MC_CW
Expected Normal Value
Value

UG2 Domain 8 CW Log Normal Plot

Normal P-Plot: Ln_DOM8_ALL_UG2MC_CW
Ln_DOM8_ALL_UG2MC_CW: =Log(DOM8_ALL_UG2MC_CW)
Expected Normal Value
Value

UG2 Domain 8 SG Normal Plot

Normal P-Plot: DOM8_ALL_UG2MC_SG
Expected Normal Value
Value

UG2 Domain 8 SG Log Normal Plot

Normal P-Plot: Ln_DOM8_ALL_UG2MC_SG
Ln_DOM8_ALL_UG2MC_SG: =Log(DOM8_ALL_UG2MC_SG)
Expected Normal Value
Value